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REGISTRANT'S NAME BNP Paribas

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AUG 01 2002
THOMSON FINANCIAL

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**NEW ADDRESS

FILE NO. 82- 3757 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 7/23/02

Annual Report 2001



The bank for a changing world

BNP PARIBAS

THIS YEAR'S ANNUAL REPORT FOCUSES ON THE MEN AND WOMEN OF BNP PARIBAS WHO EXEMPLIFY OUR COMMITMENT TO EXCELLENCE, NOT ONLY IN THE OFFICE, BUT ALSO IN THEIR PERSONAL LIVES. EACH OF THEM AGREED TO SHARE WITH YOU THEIR ENTHUSIASM FOR A HOBBY OR A PAST-TIME THAT ENRICHES THEIR WORLD, PROVIDING AN INSIGHT INTO THE PERSON BEHIND THE JOB.

HUNDREDS OF PEOPLE VOLUNTEERED TO TAKE PART IN THE PROJECT, MAKING IT VERY DIFFICULT TO CHOOSE AMONG SO MUCH TALENT. THAT'S WHY THE PORTRAITS PRESENTED IN THE FOLLOWING PAGES ARE ONLY A SMALL SAMPLE OF THE MANY MEN AND WOMEN WHOSE PASSION AND DEDICATION ARE THE LIFEBLOOD OF BNP PARIBAS.

THE PHOTO SHOOTS WERE CONDUCTED IN JANUARY AND FEBRUARY 2002 BY RAPHO, ONE OF THE OLDEST PRESS PHOTOGRAPHY AGENCIES IN PARIS, RENOWNED FOR THE DIVERSITY AND REPUTATION OF ITS PHOTOGRAPHERS.

A LEADING EXPONENT OF FRANCE'S "HUMANIST PHOTOGRAPHY", RAPHO HAS REPRESENTED SOME OF THE MOVEMENT'S MOST CELEBRATED ARTISTS, INCLUDING ROBERT DOISNEAU, WILLY RONIS, JANINE NIEPCE AND SABINE WEISS. TODAY, A TEAM OF YOUNGER PHOTOGRAPHERS, EACH WITH THEIR OWN DISTINCTIVE STYLE, IS WORKING TO CREATE A DETAILED PHOTOGRAPHIC RECORD OF MODERN SOCIETY AND THE WORLD'S CIVILIZATIONS. THEIR WORK HAS EARNED THEM MANY PRESTIGIOUS PRIZES, INCLUDING THE WORLD PRESS PHOTO, THE VISA D'OR, THE ICP AWARD AND THE KODAK AWARD.

Jean-Marc Armani



Lorient, St Brieuc, the Touraine region and Paris.

Gérard Uféras



Frankfurt, London and São Paulo.

Jean Erick Pasquier



Hanoi, New York and Tokyo.

Valérie Winckler



Bangkok, Bombay and Singapore.

Jacques Grison



Abidjan and in [illegible] Nancy, St [illegible] and Paris, France.

Contents

Key Figures

NET INCOME
(in millions of euros)



588
909
1,114
2,116
3,266
4,124
4,018
1996
1997
1998
1998*
1999*
2000
2001

** Pro forma net income, before restructuring costs.*

EARNINGS PER SHARE (1)
(in euros)



1.43
2.16
2.58
3.63
4.70
4.64
1996
1997
1998
1999(2)
2000
2001

(1) Adjusted to reflect the two-for-one share-split which took place on 20 February 2002.
(2) 1999 pro forma net income, before restructuring costs divided by the number of shares oustanding at 31 December 1999.

RETURN ON EQUITY
(in %)



7.4
10.4
11.8
17.1
20.9
18.2
1996
1997
1998
1999*
2000
2001

** Pro forma net income, before restructuring costs.*

MARKET CAPITALISATION
(at 31 December, in billions of euros)



6.3
10.4
15.3
41.2
41.9
44.5
1996
1997
1998
1999
2000
2001

NUMBER OF GROUP EMPLOYEES

	2000	2001
World	80,000	85,000
Europe	61,000	65,000

LONG-TERM DEBT RATINGS (as of 1 March 2002)

Moody's	Aa2	Stable outlook
Standard & Poor's	AA-	Stable outlook
Fitch	AA	Stable outlook

NET BANKING INCOME
BY CORE BUSINESS
(in %)



36%
50.6%
13.4%

Retail Banking
Private Banking, Asset Management, Insurance and Securities Services
Corporate and Investment Banking

GROSS OPERATING INCOME
BY CORE BUSINESS
(in %)



38.5%
46.6%
14.9%

Retail Banking
Private Banking, Asset Management, Insurance and Securities Services
Corporate and Investment Banking

EARNINGS
(in millions of euros)

	2001	2000	Change 2001 - 2000
Net banking income	17,450	16,263	+ 7.3%
Gross operating income	6,517	5,825	+ 11.9%
Operating income	5,205	4,683	+ 11.1%
Income before tax	6,232	6,184	+ 0.8%
Net income	4,018	4,124	- 2.6%

BUSINESS VOLUMES
(in millions of euros)

	2001	2000
Total asset	825,296	693,315
Customer deposits	216,096	172,877
Customer loans (before provisions)	245,391	240,916
Shareholders' equity(1)	24,610	21,613
International solvency ratio	10.6%	10.1%
Tier one	7.3%	7.1%

(1) Before income appropriation.

The most profitable bank in Continental Europe

Net banking income up 7.3% and operating income up 11.1% on 2000

A high 18.2% return on equity and a cost/income ratio of 62.7%, one of the lowest in Europe

Present in over 85 countries, BNP Paribas has 85,000 employees including 65,000 in Europe



Chairman's Statement

In 2001, BNP Paribas succeeded in improving on the previous year's banner performance. This was a noteworthy achievement, given the global economic downturn in the second half of the year and the dismal performances of the world's stock markets. Net income topped EUR 4 billion, making BNP Paribas the most profitable banking group in continental Europe.

All the Group's core businesses contributed to these satisfactory results. Retail Banking in France enjoyed another year of business and earnings growth, reflecting robust performances by all business lines. Private Banking, Asset Management, Insurance and Securities Services reported an increase in new assets and held out well against unfavourable stock market conditions. Corporate and Investment Banking increased its revenues and experienced only a modest decline in operating income in a difficult environment.

Our results testify to the success of the merger and BNP Paribas' high level of operating efficiency. They are attributable to the outstanding efforts of our teams, who successfully overcame the challenges of economic and market instability, as well as the psychological and operational impacts of last September's tragic events in the United States. In all areas of the business, our staff fully demonstrated our corporate values of commitment, ambition, creativity and responsiveness. Our Group has a number of core strengths.

Our balanced portfolio of profitable businesses offers considerable scope for cross-selling. We have a low cost base and a risk management system that is constantly being enhanced. Our businesses enjoy robust organic and external growth momentum, backed by strong innovation capabilities. As a leading market player, we are committed to complying with the highest ethical standards and acting as a good corporate citizen. Thanks to these many qualities, we are well placed to take up the development opportunities that currently exist in the financial services market despite the uncertain environment. We intend to follow an ambitious growth strategy, in keeping with our constant aim of creating shareholder value.

M. Pébereau


o
j
l
n
g
h
c
e
m
k
d

The Group's Executive Committee during the Executive Management seminar held in Amsterdam from 7 to 9 February 2002.

Executive Committee

(m) **Michel Pébereau**
Chairman of the Board of Directors
and Chief Executive Officer

(f) **Baudouin Prot**
Director and Chief Operating Officer

(k) **Dominique Hoenn**
Chief Operating Officer

(p) **Philippe Blavier**
Corporate and Investment Banking

(a) **Georges Chodron de Courcel**
Corporate and Investment Banking

(d) **Jean Clamon**
Specialised Financial Services

(h) **Hervé Gouëzel**
Group Information Systems

(e) **Bernard Lemée**
Group Human Resources

(b) **Vivien Lévy-Garboua**
Private Banking, Asset Management,
Securities Services, Insurance
and Real Estate

(g) **Alain Moynot**
Retail Banking in France

(n) **Amaury-Daniel de Sèze**
BNP Paribas Capital

(i) **Laurent Tréca**
Group Development
Executive Committee Spokesman

(j) **Michel François-Poncet,**
Vice Chairman of the BNP Paribas
Board of Directors, and
(c) **Jacques de Larosière,**
Advisor to the Chairman
attend meetings of the Committee.

(o) **Philippe Bordenave**
Finance and Control, and
(l) **Michel Clair,** Merger Project and
Group Real Estate Manager also
attend meetings of the Committee.

3 core businesses

Corporate and Investment Banking

Description

- **Advisory and Capital Markets**
  - Corporate Finance
  - Equities
  - Fixed-Income and Currency Instrument
- Specialised Financing
  - International Trade Finance
  - Structured Financing
  - Commodities and Energy Financing
- **Commercial Banking**

At a glance

- **13,300** employees
- Net banking income: **6,178** million euros
- Gross operating income: 2,515 million euros
- Income before tax: **1,862** million euros
- One of the lowest cost/income ratios in the business in Europe: **59.3%**

Retail Banking

Description

- **Retail Banking in France**
  - Network of 2,200 agencies
  - Banque de Bretagne
- **Retail Financial Services**
  - Cetelem, Cofica
  - Cortal
  - BNP Paribas Lease Group
  - Arval PHH, Artegy, Arius
  - UCB
  - Banque Directe
- **International Retail Banking**
  - BancWest
  - Emerging markets and overseas territories

At a glance

- **56,300** employees
  - Retail Banking in France: 29,700
  - Retail Financial Services: 14,100
  - International Retail Banking: 12,500
- Net banking income: **8,714** million euros
- Gross operating income: **3,038** million euros
- Income before tax: **2,319** million euros
- Steady improvement in cost/income ratio: **65.1%**

Private Banking, Asset Management, Insurance and Securities Services

Description

- **Private Banking and Asset Management**
- **BNP Paribas Securities Services**
- **Insurance**

At a glance

- **10,000** employees
- Asset under management: 272 billion euros
- Net banking income: **2,304** million euros
- Gross operating income: **968** million euros
- Income before tax: **879** million euros

1 Corporate and Investment Banking

Advisory and Capital Markets

CORPORATE FINANCE

Corporate Finance offers advisory services for mergers & acquisitions and primary equity market transactions. The M&A teams advise both major events in the life of the enterprise; Primary market services include flotations, equity issues, secondary issue placements, and convertible/exchangeable bond issues.

Corporate Finance has adopted a matrix organisation designed to give customers access to the best combination of specialists in each product, industry and geographical area, while optimising resource management.

Corporate Finance employs 400 professionnals located throughout its worldwide network. Focused first and foremost on Europe, it also has a presence in North and South America and constitutes a potent force in Asia via BNP Paribas Peregrine.

EQUITIES

The Equities business encompasses research, trading, equity sales and equity derivatives sales. Equities teams have a worldwide presence, both in primary and secondary markets, and in a sense, take over where Corporate Finance leaves off. The customer portfolio includes financial institutions, companies and individuals.

Equities operates under a product-based organisation. Each of its two departments, Equities Brokerage and Equity derivatives, offers a full range of services to customers.

To ensure full coverage of its markets, Equities has developed a broad-based, worldwide infrastructure :

- 1,600 front-office professionnals;
- hubs in major financial centres, a physical presence in 26 cities and customers in 35 countries;
- membership of 48 equity and derivatives stock exchanges;
- direct tie-in to the infrastructure and services offered by BNP Paribas Securities Services;
- Specialisation in continental Europe and the Asia-Pacific region.

FIXED-INCOME AND CURRENCY INSTRUMENTS

The Fixed-Income mission is to serve the group's clients on three segments of the markets: Foreign Exchange - Interest Rates - Credit related products.

Fixed-Income offers a global reach for "cash products" (currency exchanges, short-term instruments, cash government and corporate bonds) and a long-established Primary Dealership status in most G11 countries (including the USA, Japan, France, Germany and Italy) as well as on the Corporate and Securitisation Bond markets, particularly in euros.

Leveraging its long-standing investment in Quantitative Research and its knowledge of the underlying instruments, Fixed-Income has developed a very strong franchise in Options and Derivatives, at first on Interest Rates and Forex, followed more recently by Credit Derivatives.

Its geographical coverage is also very extensive, with more than 1,100 professionals present on all continents and in 30 countries, ensuring a global 24 hour access to the financial markets 6 days a week.

Specialised Financing

STRUCTURED FINANCING

BNP Paribas' Structured Financing team designs and structures, on a worldwide basis, a broad range of complex and innovative financing arrangements, including syndicated loans, acquisition financing, LBO financing, project financing, optimisation and asset financing, and media and telecommunications financing. This business unit is at the crossroads of the Group's lending and capital market activities.

INTERNATIONAL TRADE FINANCE

With a total staff of around 300, International Trade Finance offers global solutions to industrial groups throughout the world in the following areas:

- Export financing, with 15 export desks covering 28 public credit insurers, correspondent banks in 30 emerging markets, and a team dedicated to special products such as private insurance, debt conversion and multilateral financing;
- Global Trade Services, this team runs the network of Trade Centers as well as structuring complex guarantees and documentary credit;
- Aircraft financing, with offices in New York and Singapore;
- Ship financing, with teams in Athens, Oslo, Geneva and Hong Kong.

COMMODITIES AND ENERGY FINANCING

Commodities and Energy Financing today has a staff of more than 500, plus 250 more in the operational centres. It covers energy, metals and soft commodities and is organised as follows:

- 5 business centres (Paris, Geneva, New York, Hong Kong and Singapore) and their satellites (in London, Houston, São Paulo and other cities). Each centre covers the entire line of business in its geographic area and offers customers trade financing, structured finance in emerging—mostly producing—markets and corporate loans, including reserves financing
- transverse activities, such as deconsolidation, brokerage of forward contracts on commodities and commodities derivatives.

Commodities and Energy Financing is headed by a management team and a marketing and business development team, both based in Paris.

Corporate Banking

With nearly 1,400 staff in 40 countries in Europe, North America, Latin America and Asia, Corporate Banking has a dual function:

- **Customer focus:** Corporate Banking increases the value of the Group's portfolio of customers and prospects by maintaining close ties with all the various business lines in the Corporate and Investment Banking division and in the Group's other divisions. In so doing, it systematically proposes to each corporate customer solutions that call upon the products best suited to the customer's needs.

- **Business focus:** Corporate Banking actively manages the transactions recorded on its books, including receipts and disbursements, payment instruments, short-term import and export financing and traditional intermediation. It is responsible for limiting the risk of credit losses, reducing the capital allocated to its direct business lines and increasing their profitability.

Contribution to 2001 performance

Highlights

- Higher Advisory and Capital Markets revenues, despite the unfavourable environment
- Increased contribution to net banking income by the Specialised Financing business
- Modest decline in Commercial Banking revenues, reflecting the deliberate scaling down of risk-weighted assets

- Excellent performance by the Fixed-Income business, offsetting lower equities brokerage revenues. Equity derivatives revenues remained high. The business soareed in the ranking.
- The Specialised Financing Business also moved up in the rankings.
- Commercial Banking scored a high success rate in cross-selling the products of other business lines

- Sustained growth in Retail Banking in France revenues, in line with objectives, and tight control over costs
- Strong external and international growth momentum in Retail Financial Services
- Excellent business and earnings growth for Internatioanl Retail Banking

- Retail Banking in France moved up a gear in its development
- Cetelem continued to expand rapidly outside France and increased its control over the Italian subsidiary, Findomestic
- International Retail Banking actively pursued its international development, buying out the minority shareholders of BancWest in the United States and acquiring United California Bank, to become one of the top four banks in California

- Lower Private Banking and Asset Management revenues
- Very good performance by the Securities Services business
- Sound performance by the Insurance business

- Assets under management increased and the division expanded its alternative fund offer by setting up the BNP Paribas Fauchier Partners Ltd joint-venture and acquiring Overlay Asset Management
- Assets held in custody by the Securities Services business expanded by 42% over the year
- The business was named "Best European Custodian" by *Global Investor* magazine and "Best Global Custodian" by *Global Custodian* magazine
- The Insurance business kept up its international development, signing new international distribution agreements and establishing a partnership with Korea's Shinan Bank.

BNP Paribas
Capital

- Pole specialised in Private Equity
- Net income before tax: 717 millions of euros
- The marketing of the PAI Europe III fund which has already exeeded its investment objective of EUR 1.25 billion.

2 Retail Banking

Retail Banking in France

BNP Paribas has a large retail banking operation in France, offering services to every type of banking customer. Through its network of 2,200 branches, Retail Banking in France serves 6 million individual and small business customers, and 50,000 corporate customers including France's top 100 companies.

Retail Banking in France includes the BNP Paribas domestic branch network, Banque de Bretagne and BNP Paribas Développement, a venture-capital company that supports growing SMEs. It employs 30,000 staff located mostly in the branches, in the Private Banking centres devoted to premium clients and in support teams responsible for handling after-sales operations.

Retail Banking in France aims to offer high-quality banking services to all of its customers, through constant innovation and consistent use of cutting-edge technology. The broad-based product and service offer ranges from standard current account services to the most complex corporate financing deals and asset management services for high net-worth individuals.

The division has 18,000 customer advisors and also uses state-of-the-art distance banking technologies. BNP Paribas is the market leader in France in Internet banking and its services are also accessible via the telephone and the Minitel viewdata system.

In July 2001, two nationwide multimedia platforms came on stream. Their robust capacity and innovative range of services form the cornerstone of the Group's Multichannel Bank project and make BNP Paribas a pioneer in this part of the Western European banking landscape.

Deployment of the Multichannel Bank will augment the role of the branches in the personal relationship that customers expect. Customer advisors in these branches will now devote their efforts exclusively to receiving and advising clients, with physical transactions performed automatically, either on- or off-site, from the customer's home or workplace.

Finally, Retail Banking in France has a research and development centre staffed with 500 high-level commercial banking and marketing professionals whose mission is to ensure that the division's products and services are always in step with customer expectations and that branches are always in a position to offer customers the most innovative products and services on the market.

Retail Financial Services

CETELEM

Cetelem is the leading supplier of consumer credit in France and Europe, with EUR 24.6 billion in outstanding loans as of 31 December 2001 (including loans managed under outsourcing agreements) and more than 7,000 staff throughout the world.

Since 1953, Cetelem has contributed to making consumer credit a modern and responsibly-handled solution to help consumers manage their household budgets.

Cetelem has become the benchmark in the industry. Its Aurore card, held by 13 million consumers worldwide, stands as a symbol of Cetelem's ability to innovate. Its high-quality service offering – backed by outstanding technical expertise – meets most household financing needs, from personal loans to instalment sales to revolving credits.

Cetelem is a preferred partner of the retail industry and has a long tradition of helping large retailers achieve their development goals in France and abroad.

Cetelem is also the partner of choice for banks and insurance companies, which value its credit expertise.

Already present in 21 countries, international expansion is a strategic priority for Cetelem.

CONTRACT HIRE AND FLEET MANAGEMENT

The Contract Hire and Fleet Management unit consists of three groups of companies that offer modular solutions to corporate customers looking to out source the management and financing of their vehicle fleets and other logistical equipment:

- Cars and light trucks: Arval PHH
- Heavy trucks: Artegy
- Desk-top assets: Arius

The flexible products and services offered are designed to evolve with the needs of the customer. All three groups help their customers remove certain assets from their balance sheets and, more importantly, optimise the management of their fleet of vehicles and logistical equipment. They bring to the table their superior purchasing power, the technical expertise of their teams of specialists, and a set of interactive tools essential for effective dialogue with corporate clients.

CORTAL

Cortal proposes a broad range of savings management products and services to individual investors, including short-term investments, mutual funds, direct share purchases and life insurance. Products and services are marketed via five distribution channels : telephone, the Internet, independent financial advisors, institutional partners, and face-to-face in Villages de l'Épargne.

Cortal managed 630,000 customer accounts at the end of 2001, including 391,000 direct customers. It has a local presence in five European countries: France, Belgium since 1992, Luxembourg since 1993, and Italy and Spain since 2001. Cortal is the no. 1 online broker in France by number of accounts and ranks 4th among European brokers by number of direct customers. *(source: "Asset gathering in Europe" JP Morgan, November 2001)*

3 Private Banking, Asset Management, Insurance and Securities Services

Private Banking and Asset Management

PRIVATE BANKING

BNP Paribas Private Banking offers a broad range of products and services tailored to the financial and wealth management needs of a demanding private clientele. Its approach is heavily weighted towards advisory services and personalised management.

A first-tier player in its field, BNP Paribas Private Banking manages more than EUR 104 billion in financial assets for its worldwide customer base. In France, it commands a leading position in the market, with more than EUR 42 billion in customer assets and a network spanning the entire country. The Private Banking division is rapidly building its presence in other domestic markets in Europe and already occupies significant positions in the major international private banking centres in Europe and Asia.

ASSET MANAGEMENT

Asset Management is one of the Group's major strategic priorities. BNP Paribas Asset Management is a leading European player in the field, with EUR 162 billion in assets under management as of 31 December 2001.

BNP Paribas Asset Management:

- offers discretionary asset management services to a prestigious international clientele of insurance companies, pension funds, central banks, international organisations, multinational corporations, etc.;
- distributes mutual funds (Sicav, FCP...) around the world through the BNP Paribas branch network and Private Banking units as well as through an external network of banks and financial institutions.

These funds cover the full spectrum of investments, from money-market instruments, bonds and equities to diversified funds, guaranteed-return funds and structured products.

BNP Paribas Asset Management's international expertise has been built on proven management methods. Upstream, this means synthesising the vision of economists and market analysts. Downstream, it means adhering to a rigorous investment process tailored to the nature of each of the assets in question.

BNP Paribas Securities Services

BNP Paribas Securities Services specialises in securities services for financial and other institutions, including banks, brokerage houses, pension funds, mutual funds and insurance companies. In addition to clearing and custody services, BNP Paribas Securities Services offers a wide range of related services, such as securities and cash position financing, collateral management, the outsourcing of middle- and back-office functions, fund administration and accounting, performance measurement and attribution, e-banking support services, and transfer agent and issuer services.

In addition to its head office in Paris, BNP Paribas Securities Services has branches, subsidiaries and offices in Amsterdam, Athens, Brussels, Dublin, Frankfurt, Lisbon, London, Luxembourg, Madrid, Milan, New York and Zurich. It also offers services in Turkey through an agreement with Garanti Bank.

Insurance

The Insurance business encompasses Natio Vie, Natio Assurances and the Cardif group companies. Its strategy is multi-brand, multi-partner and multi-country. Natio Vie and Natio Assurances, a non-life company owned jointly with Axa, distribute their products in France via the Retail Banking division's branch network and BNP Paribas Private Banking. Contracts cover the whole range of personal insurance, including life, health, death & disability and savings & retirement lines, as well as motor and comprehensive home policies.

In France, the Cardif group sells personal insurance, savings and pension products to both individual and corporate customers. Its distribution network includes group companies in the Specialised Financial Services division, partner banks, brokers, independent financial advisors and direct marketing channels.

The companies' non-brand-specific functions are performed by an intercompany partnership, giving them access to economies of scale.

Cardif is also present in 26 other countries, where it has co-operation agreements with banks and other credit institutions. In certain European countries, products are distributed through networks of independent financial advisors.

Real Estate

BNP Paribas offers all of its customers a comprehensive range of products and services through its array of property subsidiaries – BNP Paribas Immobilier, Meunier, Comadim, Astrim, Gérer, Coextim, Klépierre, Ségécé, Antin Vendôme and Sinvim. The good strategic fit of these subsidiaries' products allows the Group to add value by proposing solutions that meet all of the needs of a demanding clientele.

BNP Paribas is present in all three segments of the property market: office, residential and commercial. Its property subsidiaries are among the leading players in the market and the Group also offers specialised services such as investment financing, transaction support, advisory services, asset management, design and development, and property appraisal.

BNP Paribas is active not only in the Paris area but also in the Rhône Alpes and Côte d'Azur regions. Klépierre, which manages more than 250 shopping centres, is active in France, Spain, Italy, Belgium, Greece and Slovakia.

BNP Paribas Capital

BNP Paribas Capital encompasses all of the Group's Private Equity activities, previously housed in Paribas Affaires Industrielles (PAI) or at Banexi. The Group's private equity business consists of investing in the capital of generally unlisted companies, with the objective of realising a capital gain in the medium term.

BNP Paribas Capital's specialised teams are organised into independent management companies, each with a dual role:

- advise the BNP Paribas Group on its proprietary portfolio;
- manage or advise on funds that bring the Group together with outside investors.

BNP Paribas Capital is active in all segments of the Private Equity market.

PAI Management arranges large LBOs in Europe.

Dedicated funds managed or advised by BNP Private Equity and its subsidiaries handle medium-sized LBOs and venture capital transactions in France as well as investments in the media and telecoms sectors.

BNP Paribas Capital aims to continue evolving towards a fund management model, with most invested capital deriving from external sources, while gradually scaling down its proprietary portfolio.

BNP PARIBAS LEASE GROUP

Wholly-owned by BNP Paribas, BNP Paribas Lease Group was created from the merger of BNP Lease and UFB Locabail in 2000.
BNP Paribas Lease Group specialises in equipment lease financing for corporate and small business customers. It is the leader in France in this business with a market share of 21%. The company is also active in property lease financing for professionals and in factoring through its subsidiary BNP Paribas Factor.

BNP Paribas Lease Group's core business is providing leveraged lease financing for equipment sales by manufacturers, importers, distributors and dealers. BNP Paribas Lease Group builds a close relationship with these partners, ranging from simple referral agreements to exclusive contracts to the creation of joint-ventures.

In France BNP Paribas Lease Group's products and services are marketed by the BNP Paribas network and by referral partners, whose activities are coordinated by BNP Paribas Lease Group's own network of 60 branch offices covering the entire country. Outside France, BNP Paribas Lease Group leverages the synergies between its 10 subsidiaries and branches and the BNP Paribas network.

UCB

UCB specialises in financing residential real estate purchases by individuals, either for their own use or as an investment. UCB is active in France and, via its subsidiaries, in Spain, Italy and Portugal.

UCB markets its products through a network of business referral partners in the property industry, such as estate agents and builders, who put prospective buyers in touch with UCB. Its strengths are specialisation, a commitment to innovation, effective risk management and a high market share among French civil service employees, all of which make UCB a recognised force in residential property financing. Cross-fertilisation with BNP Paribas' retail network lends even more power to UCB's existing resources.

Through its servicing business. UCB also makes its expertise, tools and processing platforms available to other industry partners.

BANQUE DIRECTE

When Banque Directe was launched in September 1994 as a telephone, Minitel, fax and postal banking service, with representatives available 24 hours a day, Monday to Saturday, it spearheaded a new type of customer-bank relationship in France. In 1997, the bank expanded its customer touch points to include a transactional Internet site, the content of which is constantly being enhanced. The site's customer advisors are also available, via e-mail, 24 hours a day, six days a week.

Dedicated to individual customers, Banque Directe offers an innovative range of 50 different products and services, including current accounts and related services, savings and investment solutions, loans and on-line brokerage accounts.

International Retail Banking

International Retail Banking's mission is to develop a network of local banks in specific regions, drawing on the strengths of the BNP Paribas Group and capitalising on the snergies between the Group's numerous business units. It aims to make a recurrent, growing contribution to Group profits, as well as increasing the synergy between the different business lines of BNP Paribas. Its subsidiaries and branches are multi-brand, present in more than 30 countries (plus France's overseas departments and territories) and owned by BNP Paribas to varying extents. Geographically, the division is organised around its US network on the one hand and "Emerging Markets and Overseas" on the other.

In the **United States**, International Retail banking operates through its subsidiary BancWest Corporation, present in 6 Western US states (California, Oregon, Washington, Idaho, New Mexico and Nevada) and Hawaii; its network of 252 branches operates under 2 banners, Bank of the West on the mainland and First Hawaiian Bank in Hawaii.

BancWest is growing at a rapid pace. In 2001, Bank of the West acquired 30 branches in New Mexico and Nevada from First Security Bank, while First Hawaiian bank bought Union Bank of California's network in Guam and Saipan.

On 20 December 2001, BNP Paribas increased its control of BancWest from 45% to 100%.

Lastly, BNP Paribas signed an agreement on 8 December 2001 to acquire United California Bank (UCB) from the Japanese group UFJ Holdings Inc. Following approval of the transactions by the American banking authorities, the acquisition was completed by BancWest on 15 March 2002.

The **Emerging Markets and Overseas** unit is made up of four geographical zones: **Africa – Indian Ocean, French overseas departments and territories (Dom Tom), North Africa and Middle East.**

BNP Paribas' operations in **Africa** are organised around the network of Banque Internationale pour le Commerce et l'Industrie (BICI). With 90 branches distributed over seven countries (Burkina Faso, Ivory Coast, Gabon, Guinea Conakry, Mali, Senegal and Togo), BNP Paribas manages French-speaking Africa's largest banking network.

No changes were made to the Group's Dom Tom network in 2001. Through its 48 branches, the Group maintains strong ties with its 200,000 customers.

In the **North Africa** region, Banque Marocaine pour le Commerce et l'Industrie (BMCI) in Morocco integrated the 20 Moroccan branches of ABN Amro's network in November 2001, which it had acquired in September. In addition, UBCI undertook in 2001 the first phase of an ambitious programme to open new branches.

In Algeria, in accordance with the decision taken in 2000, International Retail Banking prepared the opening of its new subsidiary, which became operational in early 2002.

Lastly, in the **Middle East**, International Retail Banking restructured its operations in the Gulf region, adding a regional headquarters in Bahrain responsible for four territories (Bahrain, Abu Dhabi, Dubai, Qatar). At the same time, the Group withdrew from its position in Bank Dhofar Al Omani Al Fransi.



BNP's origins date back to 1848 and the creation of Comptoir National d'Escompte de Paris and Comptoir National d'Escompte de Mulhouse. Paribas' origins date back to 1872 when Banque de Paris et des Pays-Bas was created through the merger of Banque de Paris, established in 1869, and Banque de Crédit et de Dépôt des Pays-Bas, established in 1863 in Amsterdam.

1966 Creation of BNP

The merger of BNCI and CNEP to form BNP represented the largest restructuring operation in the French banking sector since the end of the Second World War.

1968 Creation of Compagnie Financière de Paris et des Pays-Bas

1982 Nationalisation of BNP and Compagnie Financière de Paris et des Pays-Bas

in connection with the nationalisation of all leading French banks. In the 1980s, deregulation of the banking sector and the growing tendency of borrowers to raise funds directly on the financial market transformed the banking business in France and worldwide.

1987 Privatisation of Compagnie Financière de Paribas

With 3.8 million individual shareholders, Compagnie Financière de Paribas had more shareholders than any other company in the world. Compagnie Financière de Paribas owned 48% of the capital of Compagnie Bancaire.

1993 Privatisation of BNP

BNP's return to the private sector represented a new beginning. During the 1990s, new banking products and services were launched, the Bank expanded its presence in France annd internationally, and prepared to reap the full benefits of the introduction of the euro. Privatisation also significantly boosted the Bank's profitability – in 1998, it led the French banking industry in terms of return on equity.

1998 Creation of Paribas

On 12 May 1998, the shareholders of Paribas approved the merger between Compagnie Financière de Paribas, Banque Paribas and Compagnie Bancaire.

1999 **1999 was a benchmark year for the Group.** Following an unprecedent double tender offer and a stock market battle waged over six months, BNP was in a position to carry out a merger of equals with Paribas. For both groups, this was the most important event since their privatisation. By combining their strengths, BNP and Paribas moved up a league and opened up new development opportunities. In the current period of economic globalisation, the merger has created a leading player in the European banking sector, poised to compete on a global scale.



2000 Creation of BNP Paribas. Merger of BNP and Paribas on 23 May 2000 On the eve of the third millenium, a new Group was born – BNP Paribas, France's leading financial groupe and the most profitable bank in the euro zone. Building on strong banking and financial services businesses, the new Group's objectives are to create value for shareholders, clients and employees by building the bank of the future and becoming a benchmark player in the global market.

2001 **Results that testify to the success of the BNP Paribas merger and the quality of the expanded Group's competitive positioning.** BNP Paribas is France's leading financial group and the most profitable bank in the euro zone. BNP Paribas has a balanced portfolio of profitable businesses, offering considerable scope for cross-selling. Costs and risks are tightly controlled and the Group has considerable potential for organic and external growth, backed by a strong commitment to innovation to meet changing client needs. Its results bear testimony to the outstanding efforts of all members of staff.

The type of discipline required makes things very clear – you know exactly what you want and that you are going to have to work very hard to get it. Keeping a boat travelling at full pace is hard work.



Keeping fit is often the best way to focus your mind on your work.



You're unlikely to see Chantal in the London night-clubs or drinking a beer with friends in one of the British capital's numerous pubs. The 25-year old athlete devotes the greater part of her time to training so as to achieve her goal of being selected as a member of the British rowing team in April and taking part in the World Championships in 2002, 2003 and the Olympic Games in 2004. Every morning Chantal's alarm goes off at 4:45 a.m., signalling the start of a genuine daily marathon. She trains for an hour and a half at her rowing club on the Thames, then heads for the office, where she works in the Information Technology and Operations department for CIB. Her lunch hour is spent in the office gym of the BNP Paribas headquarters in London and she spends the beginning of her evening again training under the watchful eye of her coach. "The training also allows me to work off all the tension that has built up during the day. This helps me concentrate much more on what I'm doing." Chantal has already amassed 60 medals in rowing competitions.







Corporate and Investment Banking

Advisory and Capital Markets

Specialised Financing

Corporate Banking

Corporate Finance

In 2001, the environment was much less favourable for Corporate Finance activities than it had been in 2000. Against this more challenging backdrop, the mergers & acquisitions and primary equity markets businesses turned in contrasting performances.

The performance of the **primary equity markets** business was dented by stock-market declines. Economic and political uncertainty in many parts of the world led to brutal market volatility, representing infertile soil for new equity issues. BNP Paribas was selected to lead-manage the Euronext and GranitiFiandre initial public offerings, as well as the Lafarge, Casino, Genesys and Omega Pharma equity issues. In Asia, BNP Paribas Peregrine maintained a substantial presence in initial public offerings.

The market for convertible and exchangeable bond issues, buoyed by low interest rates and volatility in the equities markets, was very active in 2001. BNP Paribas strengthened its position as one of the principal players in this market, ranking 6th in Europe according to IFR. It participated in 27 transactions in Europe and the USA, for issuers as diverse as Rallye/Casino and Pinault Printemps Redoute in France, Motorola, and Nortel in the USA and Olivetti, SAI and Prada in Italy. The Group also lead-managed France Télécom's EUR 3.5 billion convertible bond issue, Europe's largest to date.

The **mergers & acquisitions** business generated nearly 40% more revenue than in 2000. The Group maintained its position as leader in France and advanced in most other European markets, reaping the benefits of the merger between BNP and Paribas. This performance was achieved despite the 55% fall in the European M&A market in 2001. According to *Thomson Financial*, in 2001 BNP Paribas was the leading advisory bank on deals involving a French target.

Several factors contributed to this performance:

- cross-border transactions increased, with deals such as Lafarge's acquisition of Blue Circle and EDF's purchase of Eastern Electricity;
- property sector transactions continued apace. France Télécom's divestment of EUR 3 billion worth of properties constituted the largest transaction of its kind in continental Europe in 2001;
- BNP Paribas maintained its strong presence in manufacturing industries, such as pharmaceuticals and chemicals, where the Group assisted Sanofi-Synthélabo, Syngenta and others in divesting assets; automotive, where it advised Faurecia on the acquisition of Sommer-Allibert's automotive equipment business; electrical equipment, where it advised ABB on the acquisition of Entrelec; steel, where it acted as advisor to Arcelor in its bid for Usinor, and utilities, where it advised US-based AES on its acquisition of Sonel in Cameroon;
- privatisation advisory services continued to develop, with projects for the governments of Algeria (GSM licence), Ecuador (water services) and France (SFP);
- BNP Paribas strengthened its position in France as leader in mergers and acquisitions involving medium-sized enterprises, thanks to the support of the Retail Banking division.

Corporate Finance enjoyed robust growth in Italy in 2001

Leveraging the expertise of a team of around 15 Milan-based professionals, supported by teams of industry and product specialists based in Paris and London, Corporate Finance performed exceptionally well in Italy in 2001, both in mergers and acquisitions and in the primary equity markets.

Primary market transactions included the GranitiFiandre initial public offering and three exchangeable bond issues totalling EUR 466 million for Societa Assicuratrice Industriale SpA (SAI). BNP Paribas also participated in Olivetti's equity and convertible bond issues. In advisory services, BNP Paribas advised Montedison on the demerger of Eridania Beghin Say. The Group also assisted Italian clients with numerous cross-border transactions. For example, BNP Paribas advised Merloni Termosanitari on the purchase of Preussag's heating businesses in France and Germany and SNIA on the acquisition of Ela Medical. The Milan team's excellent knowledge of the Italian industrial landscape also enabled Corporate Finance to advise its customers regarding transactions in Italy, such as PPR/Conforama for the purchase of Emmezeta and Valeo on the sale of Filtrauto to Sogefi. Corporate Finance is set to have another good year in 2002, as evidenced by advisory contracts already underway, such as Montedison's mandate to find a buyer for its stake in Beghin Say.

Equities

A difficult environment

After an extremely buoyant 2000, equity markets were hit hard in 2001 by deteriorating conditions in the world economy. The collapse of TMT stocks and the prospects of an economic slowdown sapped the market's energy in the first half of the year, while the second half was indelibly marked by the events of September 11. As a result, most market participants experienced a sharp drop in earnings, leading them to slash resources devoted to their equity businesses.

Like the Corporate and Investment Banking division as a whole, the Equities business unit leveraged its diversified business base to gain market share in certain lines of business.

The Equity Derivatives unit gives the Group a competitive advantage and enjoys very favourable growth prospect

Equity Derivatives succeeded in matching the previous year's strong revenue performance, thanks to its diversified business and customer bases, and its outstanding skill in managing risks. The unit's performance strengthened BNP Paribas' position as one of the uncontested leaders in the field, and highlighted the ability of its professionals to produce a recurrent revenue stream, year after year.

Equity Derivatives was also at the forefront of the fast-growing portfolio trading and equity financing markets, supplementing the unit's well-established positions in equity, index and fund options, warrants, certificates, convertible bonds and structured products.

The underlying industries – fund management, private banking and corporate finance – are growing so rapidly, and customers are becoming so knowledgeable about derivatives that these value-creating businesses look destined for a very bright future. BNP Paribas, through the skills of its Equity Derivatives teams and their privileged access to all of the Group's customers, is exceptionally well-positioned to take advantage of this burgeoning market.

Exemplary cross-selling

BNP Paribas was bookrunner for the France Télécom jumbo convertible bond issue (EUR 3.5 billion), rated the best European Equity-Linked Issue in 2001 by IFR.

- Origination: Senior Bankers, Corporate Finance, Equity Research.
- Structuring: Equity Derivatives, Fixed-Income, Corporate Finance.
- Placement: Equity Syndications, Equity Sales teams, Derivatives and Fixed-Income.

Acclaim for BNP Paribas Peregrine

- Best investment bank in Asia, second consecutive year (2001 Capital Award).
- Best mid-cap broker, second consecutive year (2001 Finance Asia Award).
- Best analyst/strategist, second consecutive year (2001 Asia Money Brokers' poll).
- Best execution in Hong Kong (2001 Asia Money Brokers' poll).
- Best research, executive and sales trading in China (2001 Asia Money Brokers' poll).



Warrants : on est toujours mieux conseillé par ceux qui ont une vision globale du marché.
Pour les warrants, un nom s'impose: BNP Paribas.
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La banque d'un monde qui change
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A year of consolidation for the Equities Brokerage business

The 2001 market was characterised by declining end-customer volumes and a dearth of primary market issues. BNP Paribas maintained its strong presence in the markets of continental Europe and developing the European Equities platform remained a priority for the Investment Banking business unit. A new website addressing customer demand for equity research was launched: **cashequity.bnpparibas.com**.

In Asia, the Group doubled its market share in Japan and BNP Paribas Peregrine consolidated its competitive positions while continuing to enjoy a reputation for excellence, as evidenced by its numerous awards (*see "Acclaim for BNP Paribas Peregrine" inset*). With China's entry into the WTO, Peregrine's recognised franchise in that country is set to grow.

Fixed-Income and Currency Instruments

Despite the backdrop of very tough economic conditions, Fixed-Income and Currency Instruments had an exceptional year 2001.

Foreign Exchange was voted "most improved FX house of the year" by *Euromoney* and reached the top 15 dealers world-wide. BNP Paribas promoted the launch of FX Alliance, a major step forward in e-commerce dealing between liquidity providers and customers. The platform is currently growing extremely rapidly and has proved to be very popular with end-users.

Interest rates activities were combined in a single organisation dealing with Government Bonds, Repos, short- and long-term derivatives, inflation-linked instruments and hybrid derivatives (combining two or several products and types of risks). Fixed-Income was extremely active in those markets, particularly in Interest Rates Derivatives (ranking No. 4 worldwide for book size in Interest Rate Derivatives, No. 8 for IR Options) *(Source: Swaps Monitor)* and Government Bonds Primary Dealership (2nd in France, 5th in Italy, 9th in Germany) *(Source: Local Government Treasury).*

The markets focused a lot on Credit in 2001, realising that defaults could affect very large companies and happen relatively suddenly, in Western countries and not just in Asia or Latin America as in the last crisis. Credit spreads were very volatile, with a sharp widening in the first part of the year, in the Telecoms sector for instance, followed by some tightening in the latter part of the year, and a much more picky environment.

Against this background, the traditional markets of Primary / Secondary Credit turned in an excellent performance, maintaining a respectable 12th position in the overall lead-managers league table, but most noticeably climbing to 7th place in Euro-denominated issues, 4th place for corporate issues in the euro table, and 3rd place Euro-MTN programmes dealer. BNP Paribas was a lead manager of the biggest corporate transaction ever, the France Télécom multi-currency issue which totalled over EUR 16 billion notional.
The Emerging Markets Credit activity weathered all the storms successfully and participated in some highly acclaimed new issues, such as Latvia and City of Moscow, both in euros.

Developments in the Credit markets were a major driving force behind the growth of Structured Credit activities, including Securitisation, where the Bank took the 9th place *(Source: IFR)* in the league tables, and Credit Derivatives, which offers sophisticated risk-taking and risk-hedging to all types of participants.



I've planted around 45,000 daffodils, of 30 different varieties, some of which are imported from China, and they light up the landscape like thousands of small suns. Gardeming allows me to be creative.

Half of Curtis's 6-acre garden in Connecticut is entirely given over to daffodils, many of them very rare. His 45,000 flowers create a magnificient yellow carpet. Curtis also contributes an equal amount of his free time to supporting a medical research group, DirectEffect, which is involved in the fight against AIDS. Medical research and gardening allow Curtis, a member of BNP Paribas' Corporate Restructuring Group, to express all the creativity necessary for his work.



I'm head of the Corporate Loan Restructuring, Asset/Workout Group and I love what I do and I find that gardening helps me to reflect on work-related decisions and strategies.

Structured Financing

For Structured Financing, 2001 was a year of business development and a year of consolidation of its worldwide positions, in a more mixed overall environment than in 2000. Once again, BNP Paribas moved up the arranging-bank league tables, rising from 12th to 9th place in syndicated transactions *(source: IFR)* and from 9th to 3rd place worldwide in project financing *(source: Project Finance International)*.

The syndicated credit unit had a busy year, expanding the volume of arranged transactions in a contracting overall market. The unit maintained its dominant position in Europe while increasing the number of deals managed in the US and in Asia.

The acquisition financing market was more challenging than it had been in 2000, due to the sharp fall in mergers & acquisitions activity. BNP Paribas ranked 5th in Europe in terms of the number of deals arranged. The Group lead-managed one of the year's biggest deals, the financing of Lafarge's purchase of Blue Circle. BNP Paribas also strengthened its first-tier position for European mid-cap transactions.

During 2001, BNP Paribas expanded its leadership of the European leveraged finance market, by managing major transactions in all the countries in which it has a presence, including for Cégélec (France), Ilpea/Holm (Italy) and Cannons (UK). This business was further underpinned by the 2001 launch, in continental Europe, of LFE Capital I, the first LBO debt fund for outside investors, with an initial amount of EUR 330 billion. The new fund has increased BNP Paribas' capacity to participate in LBO transactions while giving outside investors access to the Group's expertise and reputation in an increasingly specialised market.

In project financing, BNP Paribas also improved its international position as an arranging bank. The volume of business deriving from the utilities sector was especially high, a result of projects to meet the growing demand for electricity throughout the world and particularly in the USA. In 2001, BNP Paribas ranked 3rd in the world project financing league tables *(source: Project Finance International)*.

BNP Paribas was also one of the most active banks in Europe in the media and telecoms sectors. The Group continued to meet the expanding needs of its telecoms sector customers, managing large transactions such as the EUR 7 billion Wind/Infostrada deal in Italy. BNP Paribas is also very active in telecoms in the USA and Asia, financing major players and infrastructure projects and acquisitions on a selective basis.

In optimisation financing and asset financing, 2001 was a year of organic growth, further proof of the attractiveness of the Group's range of products and advisory services. It was also a year of external growth, with the acquisition of 75% of the capital of Capstar Partners, a first-tier arranger and advisor in asset financing in the USA *(see inset)*.

Capstar Partners

The acquisition of Capstar Partners was a manifestation of the Corporate and Investment Banking division's finely-targeted acquisition strategy.
Using its well-developed asset financing business in Europe, Asia and Australia as a springboard, the Structured Financing team detected a growth opportunity in the USA that would give it a truly global positioning.
After several months of discussions, each side came to understand the motives and strategies of the other and realised that the two entities represented a good strategic fit, in terms of both geography and products. In November 2001, an agreement was signed between BNP Paribas and Capstar Partners to create a worldwide structured leasing group, still called Capstar Partners, but comprising not only Capstar's existing assets but also the corresponding assets of BNP Paribas, spun off into the new entity. BNP Paribas took a predominant, majority stake in the new Capstar Partners.

Development of the Trade Centers

Launched in June 2000 with the opening of the first Trade Center in Lyons, the network continued to build momentum throughout the year. At the end of 2001, 48 Trade Centers were operational, spanning all continents. This concept of a worldwide network of Trade Finance specialists remains an innovation in the banking environment. The concept's success is clearly evident: the Group's Trade Finance business grew substantially in the zones with Trade Centers, while stagnating elsewhere. Overall, net banking income from this business rose by 20% and the pace of growth is set to continue in 2002.

International Trade Finance

BNP Paribas ranks among the top 5 international players in this business. In June 2001, the Group was ranked 2nd in *Trade Finance Magazine*'s league table of short-term international trade finance providers.

At the end of the year, a customer relations department was set up to offer a more pro-active response to the short- and medium-term financing needs of large customers throughout the world.

BNP Paribas' export credit production volume grew slightly in a contracting market. The Group consolidated its position as French market leader in the financing of capital goods, while continuing to gain ground in other export markets, which produced 60% of the year's business volume.



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BNP PARIBAS

Leader in the French market for documentary credits and international guarantees, with a market share of 25%, BNP Paribas continued to open new Trade Centers *(see inset)* and implemented a significant number of structured Trade Finance transactions. 50% of the international network is now ISO certified, guaranteeing a high level of quality to the Group's customers. An innovative service was launched, enabling customers to carry out routine international trade transactions via the Internet. Called Connexis Trade, the new service is now becoming more widespread.

In Ship Financing, BNP Paribas signed one new deal per week on average in 2001, increasing its new loan volume and boosting net banking income from this business by 20%. For high value-added transactions, such as tax leasing, hedging instruments, refinancing, export credit and cash management, the collaboration of other BNP Paribas departments boosted the profitability of the business as a whole.

In Aircraft Financing, BNP Paribas achieved high volumes over the first 9 months of the year, concentrating primarily on Asia (mostly in the export credit area) and North America, where it was arranger on several deals. After the events of 11 September 2001, the aircraft financing teams had to be ever more vigilant in their selection criteria so as to be in a position to seize any remaining opportunities and stay active in this important market.

Exemplary multisource export credit in Chile

In November 2001, BNP Paribas and the Chilean company Metro SA signed a USD 650 million multisource export financing agreement for the construction of a fourth metro line in Santiago. BNP Paribas was chosen over 15 other international banks as arranger and agent for the French, German, Austrian, Spanish, and Belgian export credits on contracts to be awarded in 2002. This multisource transaction, the largest ever signed by a French bank, further confirms BNP Paribas' position as the sole arranger of Metro SA's external financing needs since 1970.

Commodities and Energy Financing

The Commodities and Energy Financing business unit generated record revenues in 2001, in a market characterised by sharply declining prices.
This performance, which was the fruit of persistent marketing efforts, reflected numerous successes in producing countries, an increase in US market share and rapid growth in brokerage and commodities derivatives business. The results obtained testify to the effectiveness of the unit's customer-focused business development model.

Beginning in February 2001, Commodities and Energy Financing extended the hours of its brokerage services so as to provide 24-hour coverage. In October, the unit expanded into base metals derivatives and clearing on the LME. The Enercom site is now open to customers. Lastly, as shareholder of Powernext, BNP Paribas made a significant contribution to the launch of the new French electricity trading market.

During the year, Commodities and Energy Financing was restructured. All of its large corporate clients are now managed by a single, Europe-based team. A "Marketing and Development" department has been created to facilitate cross-selling and the launch of new products. A reserves financing team has been formed in Europe. Lastly, the soft commodities team has been reorganised.


The complex transition from raw materials to final product.
Made possible by BNP Paribas, Energy and Commodities.
www.enercom.bnpparibas.com
BNP PARIBAS


The complex transition from raw materials to final product.
Made possible by BNP Paribas, Energy and Commodities.
www.enercom.bnpparibas.com
BNP PARIBAS



Nature's laws are implacable. Wine-producing is a business that teaches you humility and that requires very long-term commitment.



Matthieu has struck a balance between his passion for Bordeaux wine and his duties as head of Marketing and Business Development for the Energy and Commodities arm. "When you grant a loan to a country, you are confronted with the consequences of your decision very quickly. Repercussions come swiftly. The focus is undoubtedly on the short-term. In contrast, when a wine-producer makes a decision, the implications span several years, even decades. Subsequent generations, too, are affected. This bequeaths a balanced approach to time management that has much to offer. It is a real lesson in humility."

No one is indifferent to wine. it is an excellent topic of conversation and can smooth the path in negotiations. Wine has a soothing influence and wine-producers generally find favour immediately.

Corporate Banking



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Corporate and Investment Banking, Private Banking, by BNP Paribas.
BNP Paribas, one of the world's leading banks, offers corporate and investment banking and private banking services in Poland. With first-class services in 85 countries across the world, and over 10 years experience in Poland, BNP Paribas has the resources, skill and market experience to help your business and portfolio grow.
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BNP PARIBAS

Customer focus

Thanks to the initiatives taken by customer relationship managers and a specially-designed tool for identifying opportunities, Corporate Banking was successful in cross-selling a growing number of products and services offered by other departments in the Corporate and Investment Banking division and the other divisions of the Group. Incremental revenues derived from cross-selling to Corporate Banking customers totalled EUR 300 million, significantly higher than the 2000 figure.



In 2002, Corporate Banking plans to optimise the European Corporate and International Banking platform, more finely segment the customer base and continue identifying the most promising cross-selling opportunities. The revenue derived from cross-selling should see vigorous growth and represent 50% of Corporate Banking's net banking income.

Business focus

In 2001, Corporate Banking continued to scale back its risk-weighted assets. Over a two-year period, dedicated efforts in this direction have reduced risk-weighted assets from EUR 58 billion to EUR 40 billion.

Corporate Banking's net banking income held firm in 2001 despite a more challenging economic environment in the last quarter of the year and a deliberate reduction in risk-weighted assets.

Geographically, net banking income rose in Western Europe, Central and Eastern Europe, North America and Latin America. Conversely, net banking income from Japan, and to a lesser extent the rest of Asia, declined from the 2000 level.

Financial Institutions Group

A natural port of call for institutional customers

The Financial Institutions Group (FIG) puts all of the Group's products and skills in the hands of its institutional customers. These include insurers and reinsurers, investment funds and asset management firms, local public entities, supranational organisations, banks and central banks, and public and quasi-public bodies. This customer base represents 16% of the world's market capitalisation and more than 20% of European market capitalisation, including unlisted and mutually-owned customers.

An efficient worldwide organisation

FIG's mission is also to promote cross-selling. It seeks to increase revenues by identifying and originating asset financing transactions and developing recurring revenue streams. FIG has 150 professionals, including 60 senior relationship managers and 35 associates. They are located in close proximity to their customers in 20 territories across Europe, Asia, North America and South America. They maintain close ties to 600 groups and their subsidiaries throughout the world and are a point of contact for more than 4,000 counterparts.

In 2001, FIG raised its profile with major customers even further. It established regular, in-depth contact with each of them, bolstered recurrent revenue streams, and managed significant originations. These included, by way of example, the Euronext initial public offering, CGNU's and RSA's divestment of foreign subsidiaries, the sale of Groupama's Sorema reinsurance subsidiary to Scor, and securitisation transactions on behalf of First Active.

Large Corporations

A special relationship with multinationals

Large Corporations is a coordination unit that oversees BNP Paribas' relationship with more than 300 large multinational corporations. Its mission is to expand each relationship, promote cross-selling of products and services offered by the Group's various divisions, centralise commitments to each multinational customer, track customer profitability and optimise the allocation of capital to this special group of customers. BNP Paribas serves all major French corporations, 76 of the top 100 European companies and 66 of the top 100 companies worldwide.

In 2001, 15 Senior Bankers swelled the ranks of the Large Corporations group in Paris and the other major European markets. Local teams were set up in New York and Tokyo. At the same time, to boost the effectiveness of marketing efforts, a new structure was put in place that teams up relationship managers with product specialists.

In a constantly-changing environment, where companies are consolidating their banking relationships and demanding global solutions, BNP Paribas scored wins in every line of business, and in particular in Fixed-Income, Corporate Finance and Structured Financing. The Group's broad network of relationships and its wide range of products and expertise played a decisive role in this regard. The Group carried out more high value-added transactions, while continuing to reduce low-yielding assets and developing portfolio management tools.

Listed Investment and Sovereign Loan Management



Consistently strong results

The Listed Investment and Sovereign Loan Management business unit has two functions. Its overall mission is to actively manage assets with a view to deriving the greatest possible value from them over the medium term. This medium-term perspective clearly differentiates this business from a trading activity.

The **Listed Investment Management** team manages BNP Paribas' portfolio of minority stakes in large listed groups. Despite a very unfavourable stock market context, this business made a significant contribution to the Group's bottom line in 2001, and at the end of the year, unrealised gains on the portfolio totalled EUR 1.2 billion.

The **Sovereign Loan Management** team's mission is to restructure sovereign loans through the London Club and to manage the portfolio of emerging market sovereign debt, such as Brady bonds, eurobonds and restructured credits. Despite a tough exterior environment, this business continued to achieve good results in 2001, while maintaining a sizeable stock of unrealised gains, thanks in particular to a very marginal exposure to Argentina.

Asset-Liability Management and Treasury

BNP Paribas has combined the Asset-Liabilty Management and Treasury teams within a new entity responsible for managing liquidity strategy and market risks on balance sheet positions.

ALM Treasury is responsible for:
- defining liquidity policy and managing liquidity and refinancing in a coordinated fashion across all maturities;
- centralising the management of market risk (interest and currency) impacting the balance sheet.

Concerning liquidity, **ALM Treasury**:
- coordinates liquidity policy aver all maturities and all currencies, working very closely with short- and long-term funding desks;
- initiates all Group financing operations on the money and capital markets;
- finances all of the Group's divisions and business lines;
- monitors compliance with internal liquidity standards;
- supervises the basis and the cost of short-term refinancing worldwide;
- manages the Group's borrowing costs in a centralised manner.

Concerning market risks, responsibilities are shared as follows:
- Asset-Liability Management:
  - hedges all maturity mismatches of more than two years on the balance sheets of the various business units;
  - manages, on a consolidated basis, risks related to customer behaviour, such as early repayment risk;
  - manages interest-rate risk related to the financing of Group investments;
  - manages the impact of currency positions on profits and investments.

- Treasury:
  - manages interest-rate risks deriving from balance sheet positions of under two years, on location-by-location basis;
  - manages currency mismatches deriving from balance sheet positions in the major international currencies (EUR, USD, JPY, GBP), on a consolidated basis.

During 2001, ALM Treasury further honed its methods for organising Group financing, enabling Treasury to obtain the best volume-cost mix and to act very quickly in the event of a liquidity crisis.



Being a military helicopter pilot is one job where your failure to make a decision can be fatal. So being decisive is one skill you must master early on!

The skills required to be successful in sales and trading are very similar to those I need in a cockpit of a helicopter: Staying calm and the ability to make quick decisions.



Talbot Stark is a helicopter pilot with the rank of Major in the U.S. Army Reserve. He spends several weeks each year training at U.S. Army headquarters in Heidelberg, Germany. "The exciting thing about flying is that you have to assimilate large quantities of information in a short time and you have to make the correct choice immedialtely. There are few accupations that put you in that sort of situation, with such heavy stakes." Thirty-six year old Talbot uses his sang-froid and his ability to make quick decisions each day in his job as Co-Head of Convertible Bonds Sales, based in London. "I'm head of a six-member team in London with a global CB sales team located in New York and Paris. BNP Paribas is a leader in the convertible bonds market. We just completed Europe's largest transaction in this area, a EUR 3.45 billion bond issue by France Télécom, voted IFR Equity-Linked deal of the Year 2001."

  

Retail Banking

Retail Banking in France

Retail Financial Services

International Retail Banking

I teach for 60 hours each year and in-depth preparation is essential. It takes two or three hours to prepare a one-hour lecture.



Most of my work deals with Customer Relationship Management, a field that is continually evolving. I have to keep abreast of all new findings on the subject.



Mikaël, aged 28, could have become a lecturer at a relatively young age. He has the charisma required to forge natural, productive relationships with his juniors. He is a business development assistant at the regional office in Nancy and gives lectures on retail banking at postgraduate level. The course was instituted by BNP Paribas, in partnership with the city's university. "We are at a critical juncture in human history. New technologies have made mass customisation a reality. The quest for personalised relationships with all customers will underpin retail banking developments in the years to come."

Retail Banking in France

RETAIL BANKING IN FRANCE CONTINUED TO GROW DESPITE A MORE CHALLENGING ECONOMIC ENVIRONMENT.

IN 2001, THE RETAIL BANKING IN FRANCE DIVISION WAS VERY SUCCESSFUL IN ATTRACTING NEW CUSTOMERS AND SATISFYING REQUIREMENTS FOR BANKING SERVICES. THE MULTICHANNEL BANK BECAME OPERATIONAL IN JULY 2001, WITH THE LAUNCH OF TWO MULTIMEDIA PLATFORMS. BNP PARIBAS IS NOW ONE OF THE TOP BANKS IN EUROPE IN THIS SEGMENT. THE UNVEILING OF THE GROUP'S NEW VISUAL IDENTITY HAS ALSO HELPED BOOST THE ATTRACTIVENESS OF ITS BRANCH NETWORK.

BNP Paribas asks its 6 million customers what they think of its services

Conducted between 15 March and 28 April 2001, this was the largest customer consultation ever organised by a private company in France.

- High response rate

  A total of 135,000 customers returned the questionnaires, a response rate qualified as "excellent" by market research company Sofres. Broadly speaking, the results corroborated the findings of traditional surveys conducted by BNP Paribas.

- Good level of overall satisfaction

  The satisfaction rate was 75% among customers responding by post and 79% among those who subscribe to BNP Net responding via the Internet. These results illustrate the high level of confidence shown in BNP Paribas by its customers.

Individuals

GROWTH IN NUMBER OF PERSONAL ACCOUNTS


+ 43,000
+ 64,000
+ 72,700
+ 127,000
1998
1999
2000
2001*

* Of which 30,000 from the French Treasury network.

Individuals: high volume of new customers and strong market share performance

Retail Banking in France entered into new customer relationships at a robust pace in 2001. The number of personal accounts climbed by a net 127,000, as opposed to an increase of 74,000 the previous year. In particular, the Group was successful in attracting 17% of customers previously served by the French Treasury network, more than any other private-sector bank. 40,000 people who had accounts with the French Treasury responded to BNP Paribas' offer and the corresponding inflow of funds topped EUR 500 million.

NUMBER OF CUSTOMERS PRIVATE BANKING IN FRANCE


64,900
74,900
82,900
93,000
1999
2000
2001
2002
objective


Cost/income ratio
Gross operating income
in millions of euros
75%
70%
65%
60%
885
1,085
1,276
1,406
1998
1999
2000
2001

Interior design of branches

BNP Paribas branches are decked out in soft colours, with rounded spaces and furniture. The interior design aims to provide a welcoming atmosphere for customers while allowing space for confidentiality. Small yellow lights identify an available teller, and comfortable waiting areas help make the experience of a visit to the branch more enjoyable. Walls, floors and furniture combine in a harmonious blend of tasteful light colours.





BNP Paribas sets up a multimedia call centre in Orleans with 300 staff

BNP Paribas, the front-ranking player in the French e-finance market based on customer numbers and investment, has set up a multimedia call centre in Orléans to support the development of its multichannel banking services. The new centre, developed in tandem with the one in Paris, offers customers 14-hour access – from 8 in the morning until 10 at night – to a full range of services, via their branch, fixed or mobile phone, minitel, fax or the Internet. All data is updated in real time in the Group's IT networks. The 3,500 sq.m. centre is staff by 300 people.


"Davis Cup" area
(includes 60 work stations*)
"Paris Open" area
(includes 60 work stations*)
Training room equipped with Multichannel Bank terminals
Modular meeting rooms
Rest area and Internet café
Main "Roland-Garros" area
(includes 70 work stations*)
Rest area

* *Number of work stations dedicated to remote banking representatives.*

"Esprit Libre", the Group's new package of consumer banking services launched to replace Présence, has got off to an outstanding start. In the first year, 1.6 million contracts were sold.

New mortgage loans increased 24% in number and 42% in value compared with 2000.

Savings inflows remained high despite unfavourable market conditions. Following the merger of BNP and Paribas, the French mutual fund ranges of the two banks were combined and recast in 2001 into one well-stocked offering, segmented according to customer type (Individuals, Private Banking, Corporate, Institutional); BNP Paribas gained ground on its rivals. In particular, the network saw very strong interest in guaranteed-capital funds, lifting BNP Paribas' market share in this segment from 10% in 2000 to 13.80% in 2001.

In 2001, the domestic Private Banking business unit, which leads the French market, put the finishing touches to its marketing organisation comprising:
- more than 200 Private banking centres;
- 725 asset managers;
- an extended product and service offering, including the new range of "Privilège" life insurance policies aimed at Private Banking clients. This flexible range, offering a wide variety of options and access to a vast array of unit-linked investments, has already carved out a position as one of the market's outstanding products.


BNP PARIBAS PRÉSENTE
gérer son
ARGENT
devient
FACILE
Avec
ESPRIT LIBRE
UN COMPTE - UNE FACILITÉ DE CAISSE
UNE CARTE & LE SUIVI PAR INTERNET
La banque d'un monde qui change
BNP PARIBAS

4th quarter 2001: sharp growth in business

In M€	Outstanding loans 4th quarter 2001	Change 4th T 2001 / 4th T 2000 in %
LOANS (1)		
Total loans	76.2	+ 6.0%
Companies	44.2	+ 8.1%
Individuals	28.4	+ 5.8%
Mortgage	22.3	+ 5.8%
Consumer	6.1	+ 5.6%
DEPOSITS (1)		
Current accounts	28.0	+8.9%
Saving accounts	26.6	- 0.5%
Market rate deposits	10.9	+ 7.6%
MANAGED SAVINGS (2)		
Life Insurance	31.6	+ 5.7%
Mutual funds	53.9	+ 0.1%
Of which long-term mutual funds	32.5	- 6.0%

(1) Average outstanding loans over the period - (2) Amounts at 31 December 2001 and change from 31/12/00 to 31/12/01


Every horse is different. You have to adapt to each one's personality.
Man has to listen to the animal, not the other way around.

The horse is man's best friend because it is the domestic animal that requires the most psychology, attention and patience. Every week, Fleur, a young business school graduate and manager of the Goncourt branch, leaves Paris for the forests of Touraine to practise horse-riding. "I love my work, but I need to leave the city once a week and return to the countryside, where I have spent most of my life. When you are riding a horse, you are always out on a limb, so to speak, and if you don't respect the limits, you fall."



My job also involves listening - listening to people from all walks of life.

Corporate customers

BNP Paribas rated no. 1 in France

Based on a June 2001 survey conducted by the magazine *Option Finance* among 465 finance directors, BNP Paribas ranked 1st among commercial and investment banks.

The banking and financial services businesses grew in 2001, in accordance with the priorities defined for the Group's corporate and institutional franchise.



Cash Management par BNP Paribas
Nous guidons vos flux à travers le monde

RBF: Retail Banking in France

RFS: Retail Financial Services

PBAM: Private Banking, Asset Management

IRB: International Retail Banking

CROSS-SELLING: A FEW EXAMPLES

RBF + RFS = Access of Aurore cards in BNP Paribas ATMs



Number of monthly withdrawals
120,000
100,000
80,000
60,000
40,000
20,000
0
May 2000
Dec. 2001

RBF + RFS = Referral of direct clients by UCB



Number of accounts opened
8,600
March
June
Sept.
Dec.
2001

RBF + RFS = Contribution of corporate customers to Arval PHH

Contribution = 20% of net growth in Arval PHH's vehicle fleet in 2001

RBF + PBAM = Private Banking in France joint venture

Number of customers, Private Banking in France

1999:	64,900
2001:	82,900
2002 objective:	93,000

RBF + PBAM = Selling of pension and savings products

Number of policies written

2001:	49,800
2002 objective:	68,000

IRB + RBF = Selling of derivatives-based savings products

BNP Paribas: leading bank in France for guaranteed-capital funds
(market share: 15%; source: Europerformance)

Changing over to the euro BNP Paribas outdoes its rivals

12 million customer accounts and contracts were switched to the euro without a hitch during 2001. Towards the end of the year, a massive operation was undertaken to supply branches with euro notes and coins and ATM machines started delivering euro notes at midnight on 31 December.

The switch to the euro represented an important milestone. More than at any other time, customers wanted to be able to count on the availability, skills and advice of their bank. To help handle this exceptional event, BNP Paribas recruited and trained **5,000** students, who were posted on site in the branches from 14 December onwards to supplement the **3,000** temporary staff taken on to help deal with the changeover.

During the changeover, many non-customers came into BNP Paribas branches to exchange their French francs for euros. Several months on, BNP Paribas has emerged as the bank that best handled the changeover to the euro.

Helping the Group achieve this growth were new teams devoted to major customers and a service offer leveraging the Group's technological prowess in telematics, multi-site and pan-European products, corporate account cards, electronic certificates, services purchasing, BNP Net and internet transmission. In cash management, BNP Paribas is the market leader. Lastly, BNP Paribas further strengthened its specialised "Trade Centers" and trading rooms. Sales of financial products and services related to international trade rose sharply in 2001.

The creation of BNP Paribas, with its one-of-a-kind mix of expertise, gave further impetus to cross-selling efforts within the Group, which can now bring to bear the know-how of 30 business units to meet the needs of a given customer.

This approach is followed systematically for all corporate customers, thanks to the deployment throughout the branch network of the GOAL methodology which is used to detect and implement cross-selling opportunities.
In particular, cross-selling increased in the areas of specialised financing—long-term fleet leasing, desk-top asset management and lease financing—and in employee savings.

The BNP Paribas Espace Entreprises web site - www.entreprise.bnpparibas.com - now presents the Group's entire corporate product and service offering.



BNP Paribas organises a special training day in Paris for its "euro angels"
BNP Paribas recruited 5,000 students throughout France to help customers during the changeover to the euro. Some 4,000 of them were invited to Paris on 17 November for a one-day seminar to explain their role and build their enthusiasm. The seminar was followed up by a one-day training session at the branch where they would be working.
These "euro ambassadors" were deployed throughout the network to answer customers' questions about the euro and assist them with basic transactions, or direct them to the person best capable of dealing with their needs. They were stationed in the 2,200 branches on 14 December 2001.

This is the story of a man who decided one day that he would run for so long that it seemed that he would never stop. It is the story of a man who ran 246 kilometres between Athens and Sparta, in the footsteps of the ancient Greeks. Robert is a Spartathlon athlete. The term deserves capital letters in recognition of the superhuman effort required."The race was reintroduced in 1982 and is held during the month of September. Participants run for 36 hours and the temperature sometimes rises above 40 degrees. Halfway through the race, runners have to climb up a 1,100-metre mountainside – after nightfall and with only a flashlight to show the way. And what an ascent it is! I have run the Spartathlon three times and on each occasion, I finished the race. The first time was in 1999, when there were 160 competitors at the starting line. Only one-quarter of them reached the finishing line. I was 50 years old at the time. I run from 5am to 6.45am every morning at Larmor beach, near to Lorient. I have taken part in about 20 marathons, including the New York marathon, the most fabled and magnificent of all." Robert is an accomplished athlete. His dream is to take part in the 2004 Spartathlon and attend the Olympic Games in Athens to see the world's greatest athletes, who are, in fact, his equals.



Running helps me in my personal and professional lives. It is an enormous source of strength.


To take part in the Spartathlon, you need exceptional mental strength. After 100 kilometres of running, your brain takes over from your legs as the driving force.

Retail Financial Services

This business line distributes a range of financial products and services that complement or replace traditional banking services. They include consumer credit (Cetelem), property financing (UCB), distance sale of personal savings products (Cortal), direct banking services for individuals (Banque Directe), corporate capital equipment financing (BNP Paribas Lease Group) and vehicle fleet and IT equipment management (Arval PHH, Artegy, Arius). Companies in the Retail Financial Services business line each offer innovative products and services and have their own operating platform.

Cetelem

The less favourable economic environment dampened growth in the consumer credit market, particularly personal loans. Competition increased and consumers drew down their cash hoards ahead of the introduction of euro notes and coins.
Against this background, Cetelem continued to concentrate on margins rather than volumes.
New lending grew by 6% to EUR 17.1 billion, boosting managed loans to EUR 24.6 billion as of 31 December 2001. The 11% growth compared with the previous year's figure reflected the combined impact of lower early repayments and longer loan lifetimes.

In France, growth was driven by a 6% increase in business contributed by banking partners, and an 8% rise in loans to customers of Cetelem's retailer partners. The shift in automobile loan production to the point of sale yielded good results, despite an inhospitable business climate. New automobile financing increased by 11%, fuelling a return to growth in outstanding loans which rose 4%, reflecting the successful repositioning of the offer marketed through dealers.

Cetelem held firm to its policy of upholding consumer lending margins. At the same time, the policy of consolidating exposures was stepped up to maintain tight control over risks, leading to a decrease in lending volumes.

Total outstanding loans managed by Cetelem in France rose by 5% to EUR 17 billion.

Outside France, after five years of rapid growth in the number of new branches, Cetelem took time out from its international development strategy to consolidate existing positions before moving into new markets. 2001 was a bumper year, however, in terms of new partnership agreements with banks and mass-market retailers, with the signing of major new agreements in Spain, South Korea, Thailand and Germany.

At the end of 2001, international managed loans totalled EUR 7.6 billion, an increase of 30% on the previous year's figure, representing 31% of total loans managed by Cetelem.

Cetelem's pre-tax profit stood at EUR 330.9 million, up 4% on 2000.

New agreements

Cetelem has launched a consumer credit joint-venture with the Caisse d'Épargne group. Named CEFI, the joint-venture has ambitious goals. CEFI will commence operations in 2002, offering innovative credit-card linked revolving credit solutions. The agreement with the Banques Populaires group was renewed during the year and extended to include all of Banques Populaires' revolving credits, via the jointly-held company Novacrédit. Also in 2001, building on the strength of its partnership with Axa, Cetelem took over the loan book and the management of new loan production of the Axa Crédit joint-venture.

Cetelem-Finaref partnership is recast

Finaref, a subsidiary of Pinault-Printemps-Redoute, will take over the distribution and management of store cards and loans to customers of the Conforama store chain in October 2002. Up to now, these activities have been handled by FACET, a joint subsidiary of Finaref, Conforama and Cetelem. Finaref and Cetelem have also decided to expand their partnership in the international arena by creating joint-ventures in Italy, Spain and Portugal.

Further international expansion

Cetelem continued to expand in Europe, signing two major new agreements, with Germany's Dresdner bank and with Dixons, one of the UK's leading retail chains. In 2001, Cetelem became no. 1 in consumer credit in Italy and Hungary. Cetelem also geared up for the launch of its Greek business, scheduled for 2002. In Asia, where Cetelem is present in 3 countries – South Korea, Taiwan and Thailand – a major agreement was signed with Thai Farmers Bank, Thailand's 2nd-largest privet bank. This agreement represents the first application in Asia of the partnership model that has worked well in Europe, linking Cetelem to banking networks. Leveraging the strategic alliance between BNP Paribas and the Shinhan group, Cetelem strengthened its position in South Korea by creating a new joint-venture with Sinhan.

NB: figures for new and outstanding loans include loans granted directly by Cetelem plus loans by partners that are managed on Cetelem systems.

Contract Hire and Fleet Management

- The fleet management market remained buoyant in virtually all European countries, and market consolidation continued.

  The acquisitions made in 2000 in France, the UK, Germany, Austria and Ireland, combined with vigorous organic growth, boosted Arval PHH's market shares in its 13 geographic markets. As of the end of 2001, Arval PHH managed over 660,000 vehicles, strengthening its position as Europe's leading multi-brand vehicle leasing and fleet management company.

  Cross-selling with BNP Paribas' other divisions intensified, in France through synergies with Retail Banking and its SME customer base, and throughout Europe with the Large Corporations business unit of Corporate and Investment Banking.

  To an increasing extent, multinational companies sought global solutions. Leveraging its size, its extensive European footprint and its marketing alliance with PHH Arval in North America, Arval PHH won several international contracts put out to tender in 2001, brightening its outlook for 2002 even further.

- Specialised in evolutive desk-top asset management, the Arius group extended its geographic reach in 2001 and intensified its productive relationship with the BNP Paribas Retail Banking network in France. The Arius offering was further extended in 2001, with growing emphasis of services.

  Arius has revenues of EUR 286 million, up 24% on 2000, confirming the success of its merger with BD Lease and strengthening its no. 2 position in the French market.

- In its second year of operation, Artegy purchased EUR 50 million worth of heavy goods vehicles on behalf of its large corporate customers in manufacturing and sales industries. Artegy ended 2001 with more than 5,600 vehicles under management and was recognised as one of the major players in this market.



Services offered by Arval PHH

- Purchase and financing of cars and light trucks under long-term leasing arrangements
- Car policy advisory services
- Vehicule maintenance management, under either fixed-price or cost-plus invoicing models
- Roadside assistance and replacement vehicule management
- Insurance and claim management
- Fuel card management
- Fleet management reporting
- Vehicule resale assistance
- Fleet buyback

Services offered by Arius

- Needs assessment and design of information systems
- Delivery and integration of multi-environment solutions, design and delivery of X-net solutions
- Technical services, implementations of related services
- Leasing solutions
- desk-top asset management
- Equipment resale

Services offered by Artegy

- Full-service long-term leasing of heavy goods vehicules
  - joint vehicule design, followed by manufacture and delivery
  - inspection follow-up
  - maintenance and tyre management
- Fleet management
- Fleet buyback
- Resale of used vehicules



I love jazz from the '50s to '70s period.
John Coltrane is one of my favourites.

I am a management accountant with Cetelem
in Thailand. The saxophone is purely a hobby.



The idea came to Stéphane when he was 10 years old and heard his older brother practising scales on a trumpet. On arriving in Bangkok in May 2001, after nearly two years in Turkey for Anadolucetelem and in Spain for Fimestic, Stéphane found a bit of free time away from his professional duties. He enrolled at the Bangkok music academy and became a member of the local big band. Every Friday and Saturday evening, he plays a one-hour spot at the Brown Sugar.

Expansion into Italy and Spain

Cortal's entry into the Italian and Spanish markets became official with the opening of two new bank branches in 2001. Cortal's Italian arm, SIM Cortal Financial Advisor, manages a network of nearly 100 independant financial advisors. It also has a bank branch in Milan, thereby extending the range of products offered. At the end of 2001, Cortal managed assets worth EUR 152 million in Italy. In Spain, Cortal is now accessible via the Internet, telephone and face-to-face in the Madrid Village de l'Épargne.



CORTAL

Pro-active and profitable in a less buoyant environment

Falling stock market prices and political and economic uncertainty in the wake of 11 September prompted savers to adopt a cautious, wait-and-see attitude towards investment. For Cortal, this meant a smaller inflow of new funds in France, because its French business is more oriented towards equities than in other countries. Assets under management, 79% of which were invested in short-term instruments, mutual funds and life insurance rather than in individual stocks, totalled EUR 7.1 billion at the end of 2001, 9% below their previous year's level.

The volume of share transactions more than halved compared with 2000, with the result that management and custody fees accounted for two-thirds of revenues. Cortal addressed investors' growing need for advice and reassurance by meeting with customers face-to-face at its numerous Villages de l'Epargne retail locations and via its network of financial advisors in France, Luxembourg and Italy. These channels generated 26% of savings inflows in 2001.

Answers to investors' security concerns

Against the backdrop of an uncertain stock market, Cortal redoubled its efforts to address its European customers' demands for security. Feeling abandoned in the wake of dismal stock market performances, many investors found direction in the new short-term, high-interest investments Cortal designed as an interim solution to market doldrums. These products went on sale in France and Luxembourg in the form of time deposit and guaranteed capital accounts and in Belgium and Spain in the form of passbook accounts. A fund of funds was launched in Belgium with the support of Cortal Fund Management.



Delivering a new generation of websites to customers in France and Luxembourg

Cortal France's new website is destined to become the faithful companion of present and future customers as they make their investment decisions. Ergonomic and customisable, a user is never more than two clicks away from transmitting an order and can easily find advice and stock market learning tools to better manage his or her savings. The site has been enriched in the mutual fund area with detailed spec sheets on each of the funds offered by Cortal Fund Management. Meanwhile, in Luxembourg, cortal has launched the first web site supporting real-time stock market orders.

Cortal also adjusted its spending to the prevailing environment. Between 1999 and 2000, competition drove up customer acquisition costs 2.5 times, while in 2001, they were cut by two-thirds. Also the mobility of BNP Paribas staff enabled Cortal to reduce its own headcount by 16%.

Cortal's multi-product and multi-channel model and the pro-active instincts of its staff softened the impact of stock market weakness on operating results. After posting a loss in the first quarter of the year, Cortal returned to break even in the second quarter and to profit in the third. Over the full year, Cortal generated pre-tax profit of EUR 7.7 million.

Despite the unfavourable short-term environment, Cortal continued to expand selectively in Europe, opening bank branches in Italy and Spain. Assets managed outside France at the end of 2001 represented 13% of the total and 18% of the assets of direct customers.

Synergy in France between Cortal and UCB

Cortal and UCB began cross-selling investment services and home loans in mid-2001. Every Cortal customer interested in a home loan is now oriented towards UCB; conversely a UCB customer who wants to take advantage of investment services is put in contact with a Cortal financial advisor. Moreover, a Cortal asset manager is assigned to each of the 12 UCB branches. Thanks to these synergies, Cortal has increased the number of face-to-face meetings with current and prospective customers and both entities have broadened their respective customer bases.

BNP Paribas Lease Group

Overall, corporate capital spending held firm in 2001, although declines were observed in the agriculture, IT equipment and services, graphic arts and machine tool sectors. Against this background, BNP Paribas Lease Group kept up its policy of maintaining margins while increasing new medium- and long-term financing volumes by 2 percentage points in France to EUR 5.1 billion, and by 18 points internationally to EUR 1.5 billion.
New short-term financing arranged during the year totalled EUR 5.4 billion.

Looking beyond the headline results, BNP Paribas Lease Group devoted its merger year to redesigning the entire range of products and services to become the specialist with the broadest array of leasing and insurance solutions for customers and business referral partners.

Highlights of 2001 at BNP Paribas Lease Group also included the following developments:

Major financing transactions leveraging synergies with other Group entities

BNP Paribas Lease Group and the Corporate and Investment Banking division worked together to provide EUR 120 million in financing for the Danone group's investment in a new ERP (Enterprise Resource Planning) system to be deployed throughout its 37 subsidiaries.

BNP Paribas Lease Group now supplies lease financing for buyers of the BNP Paribas BNPNet pack. Designed in partnership with IBM and French ISP Club-Internet for BNP Paribas customers, the BNPNet pack includes a multimedia computer, a colour printer, a secure payment terminal and Internet access.

The French Post Office selected the BNP Paribas Group's bid for the financing of its vehicle needs for 2002. The intercompany partnership that carries the existing vehicles will finance 12,000 new vehicles, representing a total investment of around EUR 115 million. BNP Paribas Lease Group holds 9.9% of the partnership, handles all administrative and accounting functions and extends 100% of the VAT bridge loans.

Significant alliances

Potain, the world leader in construction cranes, has signed a partnership agreement with BNP Paribas Lease Group. Potain's entire French sales network as well as its independent dealers can now choose from a range of "Potain Finance" branded solutions, including financing and related services.

Similarly, Axa turned to BNP Paribas Lease Group to create a packaged offer including lease financing, personal insurance and associated services such as legal assistance. This package will be marketed by the Axa network to its small business customers.

Continued international development

BNP Paribas Lease Group is now present in ten countries outside France. In 2001, the first Portuguese company entered BNP Paribas Lease Group's family of international subsidiaries, along with Leasfinanz Hungary, acquired from a major Austrian group specialised in truck and public works equipment lease financing.


Observing a piece of glass against the light is a truly marvellous experience.

I am in charge of French tax issues for the Retail Financial Services division and the Insurance business. Rod glass-blowing is my other activity.



His passion for glass dates back to his childhood, when he used to gaze at his mother's Bohême crystal service. The decisive moment was a visit to Venice's Murano museum. "I saw extraordinary items dating from the 15th and 16th centuries; I was literally mesmerised." Christian wants to be a glass artist and he became the apprentice of an establishment glass-blower in 1995. "Making something out of glass is pure creation. The mix of colours that will determine the final decoration and shape have to be decided and prepared in advance. A molten mass of glass is then worked to form the desired object. Technical prowess is not enough. You also need to be able to visualise what you are going to create."

UCB

Economic conditions remained broadly favourable to residential property financing in 2001. Prices rose only moderately while interest rates hovered at historic lows, and the events of 11 September had little impact on the market. Nevertheless, competition remained heated in the market for mortgages, a product that retail banks consider crucial in attracting and keeping customers. Against this background, UCB stuck to its policy of upholding margins and maintaining the quality of new loans.

In France, UCB distributed EUR 1.5 billion in new credits, 5% more than in 2000, representing an estimated market share of 2.5%. During the year, UCB beefed up its sales force and extended its programme of reciprocal customer-base sharing with the BNP Paribas retail banking network. On the marketing front, fixed rate loans were reintroduced into the product line, both in traditional form and for a borrower-determined portion of the term of an adjustable-rate loan. At the end of the year, UCB launched Cap Retraite, an innovative loan offering a reduction in monthly repayments when the borrower retires, to take into account the decline in his or her revenue.


UCB
Financements Immobiliers

In its property loan servicing activity, UCB continued preparations to take over IT management of the loans in Société Générale's French domestic network, starting in the first quarter of 2002.

In Spain, Portugal and Italy, property markets remained very healthy. Buoyed by changes in sales organisations and the opening of new branches, new lending reached EUR 1.3 billion, up 23%. UCI, the Spanish subsidiary of UCB, succeeded in federating Spanish estate agents around Comprarcasa, the property e-marketplace created by UCI on the Internet.

In the second half of 2001, UCB securitised EUR 1.2 billion in mortgages. One of the mortgage-backed securities issues was carried out in Spain through the UCI7 fund and another in France through re-issue of the Master Domos fund.

Banque Directe



Banque Directe's growth rate accelerated throughout 2001, which was a record year in terms of new customers and new accounts. As of December 2001, Banque Directe managed 160,000 accounts for 110,000 customers, one-third more than at the previous year-end. On the strength of its seven years experience in online banking and its development strategy based on innovation and alliances with key partners, Banque Directe was able to ward off challenges from new distance-banking players whose strategy depended mostly on loss-leader products. Banque Directe is France's leading Internet bank. Nearly 85% of its business now takes place via the worldwide web, generating more than 400,000 contacts per month, up 50% on 2000. Banque Directe's representatives answered 15,000 e-mails per month in 2001, also representing a 50% increase on the previous year. The number of visitors to **www.banquedirecte.fr** was 2.5 times higher than in 2000. In 2001, Banque Directe also launched a comprehensive Internet payment solution that includes Directe Card, the first Visa card to insure Internet purchases, and an e-mail payment system.


The cinema is sometimes like a fairy tale, but despite the offers made to me in the months following the film's screening and the temptation to become a celebrity, I have managed to keep my feet on the ground !

My role is to welcome customers and the heads of other companies at the Hyderadad branch.



Sathya's story is the fairy tale that all young girls dream about. A movie producer comes into a hotel and goes up to the receptionist. He is so impressed by her beauty, charm and *impeccable diction* that he immediately asks her to do a screen test. Sathya landed a role in the film – *Dollar Dreams* – which went on to win the best début movie award in the 47th National Film festival in India. Sathya became a star in her country but despite receiving several acting offers, she has chosen to carry on with her job at BNP Paribas and is totally committed to making a success of it. "She became a showcase of the Hyderabad branch, where she has front office responsabilities for customer interface and she possesses all the qualities needed for that role, including a friendly smile and a gift for putting people at their ease", says her manager at the Hyderabad branch.

Retail Banking

In 2001, International retail Banking combined RAPID GROWTH WITH IMPROVED PROFITABILITY. In accordance with the targets set in the 1999 reorganisation plan, the division acquired the resources needed to step up the pace of expansion through a combination of an ambitious acquisitions policy and robust organic growth.




الآن ..
علامة جديدة فى مصر
بنك القاهرة وباريس اصبح الآن القاهرة بى ان بى باريبا، احد اكبر البنوك الرائدة فى العالم.
لدينا خبرات مالية متخصصة فى ٨٥ دولة فى جميع انحاء العالم . ومن خلال كياننا الجديد نعدك بابتكار
العديد من الخدمات المصرفية من اجلك ليس فقط فى مصر ولكن ايضا فى جميع انحاء الكرة الارضية.
www.bnpparibas.com
BNP PARIBAS
LE CAIRE
القاهرة بى إن بى باريبا
بنك يتطور .. لعالم يتغير

On the acquisition front, several strategic transactions were completed or initiated in 2001.

First and foremost in the United States, where on 20 December 2001, in a transaction valued at USD 2.45 billion, BNP Paribas acquired the 55% of BancWest Corporation's capital it did not already own.

Bank of the West and First Hawaiian Bank, BancWest's two subsidiaries, both performed exceedingly well and saw rapid growth. Their businesses now make a significant contribution to the Group as a whole. With USD 7.5 billion in assets, First Hawaiian Bank last year eclipsed its local rival, the Bank of Hawaii, and became the leading bank in the state in terms of deposits, with a 40% market share. It also purchased Union Bank of California's network in Guam and Saipan. Meanwhile Bank of the West, whose assets total USD 12.5 billion, integrated the 30 New Mexico and Nevada branches acquired from First Security Bank.

On 15 March 2002, the Group acquired United California Bank (UCB) from the Japanese group UFJ Holdings Inc. in a USD 2.4 billion transaction agreed on 8 December 2001. The acquisition makes good sense from both a strategic and a financial standpoint. UCB will now be incorporated into BancWest, which will then become the 4th-largest retail bank in California, the most heavily-populated state in the USA with a GDP equivalent to that of France. BancWest will have a network of over 350 branches, including 235 in California, 8,000 staff and 1.5 million customers.

As a result of these transactions, BNP Paribas will become a significant player in retail banking in the Western United States. By increasing its size in a market that has long-term potential, even though the US economy was in a downturn in 2001, BNP Paribas has built a springboard for future synergies and growth.

In Morocco, a market in which the Group has a long-standing presence, Banque Marocaine pour le Commerce et l'Industrie (BMCI) acquired on 18 September the branch network of ABN Amro Bank Maroc, which was then merged into BMCI on 2 November. The acquisition has given BMCI a portfolio of 20,000 retail customers and 4,000 corporate customers, which bolster its existing portfolio of 210,000 retail customers and 15,000 corporate customers. It now has 120 branches throughout the country and a market share of 13%.

International Retail Banking opened a new subsidiary in **Algeria** in early 2002.



To give the best, you need strict personal discipline and relationships with others that are built on trust and a strong team spirit.



I very often refer to my canoe paddling experience when explaining to my staff the importance of working together as a team to reach our goals.

Willpower, endurance and constant awareness of one's surroundings are the necessary traits for paddling outrigger canoes in the Hawaiian islands. Corbett Kalama, a descendant of the Alii ruling class, Senior Vice-President of the First Hawaiian Bank and Region Manager, has practised this sport with unflagging dedication since the age of five. "I get up at four in the morning every day. I run about 15 kilometres and then paddle the same distance. To practice the sport at this level requires constant daily discipline. There are both individual and team competitions over distances ranging from 1,000 metres to 164 kilometres. This activity naturally helps me in my work where I need to be able to determine which path to take on an uncharted course."

While these acquisitions were taking place, the Emerging Markets and Overseas network was experiencing robust organic growth, as it systematically sought out synergies with the Group's other business units as well as outside alliances.

Firstly, International Retail Banking sites contributed actively to the deployment of the Group's network of Trade Centers, in liaison with the International Trade business unit of the Corporate and Investment Banking division. Thirteen new Trade Centers were opened outside France in 2001 and at least four more are planned for 2002.
Working with Metail Financial Services, International Retail Banking signed agreements in Morocco and Tunisia in the areas of consumer credit, with Cetelem, and leasing with BNP Paribas Lease Group.
Moreover, several alliances have been established with outside partners. Since the end of 2001, for example, three Group subsidiaries in Senegal, Djibouti and Guinea have an agreement with Western Union, the world leader in wire transfers between individuals. The BNP Paribas Group's agreements with Visa were extended to allow the African networks to market Visa Electron, Visa Affaires and Visa Premier cards. Senegal was the first country to begin this activity which has been operational since December 2001.

Lastly, to improve management efficiency, **International Retail Banking continued to rationalise its headquarters structure.** The division is now organised into four zones: Africa – Indian Ocean, Dom Tom, North Africa – Mediterranean and Middle East. The division's headquarters provide expertise and support functions to its subsidiaries and branches, and in 2001 areas such as internal control, auditing and ethics standards were reinforced.


BANK OF THE WEST

United California Bank (UCB), acquired by BNP Paribas on 15 March 2002, is the fifth-largest bank in California.

Formed from the merger of Sanwa Bank of California and Tokai Bank of California, UCB is headquartered in Los Angeles and has 117 branches located primarily in Southern California, a region from which BancWest was until now absent.

With 2,800 employees, UCB serves some 300,000 retail and corporate customers located in the region, and holds nearly USD 9 billion in deposits.

The bank also has strong ties with the sizeable Asian community in California, which makes up 10% of the state's population.

Following the 1 April 2002 merger between Bank of the West and UCB, BancWest is now California's 4th-largest retail bank.

It is essential to find the right arguments to win people over. To some extent, that is precisely what my job is about.



There are times when a few, well-chosen words are more effective than years of wrangling. A village chief's views can carry as much weight as a legal decision handed down by a judge. Kanga is a customer advisor at the Abidjan branch and the chief of a village in Raviart with a population of 5,000. His social position and mediating role were passed down to him by his parents, who in their turn had championed social cohesion in their small community. Kanga learnt his role by listening to the discussions concerning the individual issues raised. "The village is divided into five districts, each of which has a chief to settle disputes between inhabitants. However, in the case of serious issues, such as offences or adultery, the village chief is the sole authority. He hears all views and then determines the compensation to which the injured party is entitled. Often, the offender is ordered to give a bottle of alcohol or to sacrifice a chicken to make reparation. The chief thus plays a central role in assuring the quality of village life."



The village chief is the guardian of tradition and the keeper of social order. He must be attentive to those under his responsibility.







Private Banking Asset Management

Private Banking, Asset Management

Securities Services

Insurance

Private Banking

The private banking industry was hit hard by the deteriorating market environment in 2001. Investors were less interested in merger and acquisition activity, poor share performance had a negative impact on the custody business, as well as on transaction volumes, and there was less appetite for long-term products.

Despite this unfavourable context, BNP Paribas Private Banking raised EUR 3.6 billion in net new money. This performance was achieved by leveraging the highly effective business development model in France, where BNP Paribas Private Banking partners with the Retail Banking division, and making further inroads into other European domestic markets, opening for business in Belgium and beefing up the sales force in Spain.

In 2001, Private Banking clients showed growing interest in diversifying risk and investing in decorrelated markets. BNP Paribas Private Banking responded by expanding its range of alternative management, structured and private equity products. New offerings include a selection of hedge funds tailored to each client profile and including both funds of funds and structured hedge fund products. Promoted by BNP Paribas Private Banking's various international branches and subsidiaries, this range of products will continue to grow, as ties to BNP Paribas Fauchier Partners are strengthened.



不過，您更得看看牠那可愛的模樣，與您已建立深厚的感情
和牠已經為您帶來的錢財！
http://privatebank.bnpparibas.com
You value money. We value you.
BNP PARIBAS
Private Banking



New office opened in Belgium

In line with its strategy to expand into other European domestic markets, BNP Paribas Private Banking opened a branch in Brussels in May 2001. The Brussels branch will focus primarily on entrepreneurs and business owners, the clientele that can profit most from its global, yet personalised approach to financial advisory and personal wealth management services. Despite a difficult environment, the first few months of operation were promising and fortified the Bank's ambitions in Belgium, where BNP Paribas has been active for over a century and is very attached to its roots.

More international businesses were spun off into separate entities in 2001, giving BNP Paribas Private Banking several advantages. Separating these businesses will make it easier to differentiate them for marketing purposes. As well as being organised with the demands of the target clientele in mind, Private Banking will better serve its customers in terms of exclusivity, confidentiality, security and service quality. Lastly, independence will facilitate both organic and external growth, while reinforcing the identity of each business within the Group. Private Banking now has two dedicated entities in Switzerland, BNP Paribas Private Bank (Switzerland) SA and UEB (Switzerland). UEB constitutes an alternative for the private client who values a specialised brand nested within a leading financial institution. At the same time that these businesses are asserting their independence, a dedicated technology and operations platform is being set up, to ensure that transactions are handled in a manner consistent with the expectations of major private clients.

In 2002, BNP Paribas Private Banking will continue to implement its business development, organisational and product-related strategies. The division will replicate the target client segmentation approach—affluent, high net worth and very high net worth—that has been so successful in France at the international level. The approach will be applied to marketing, the management of customer accounts and the design of products and services.

Range of products and services expanded

In 2001, BNP Paribas Private Banking continued to expand its product offering. The division's flagship structured product range was expanded to include hedge-fund products. The total volume of structured products sold outside France topped EUR 5 billion vs. EUR 2 billion in 2000. In addition to the very broad range of funds managed by BNP Paribas Asset Management, each of the dividion's sites now also offers a selection of the best funds in the market. And in the private equity arena, BNP Paribas Private Banking now offers its most prestigious clients exclusive access to the Europe LBO III funds managed by PAI Management.

BNP Paribas Employee Savings

BNP Paribas Employee Savings has designed a personalised range of employee savings and pension products and services. Leveraging the expertise of the BNP Paribas Group, Employee Savings analyses needs, devises programmes, manages the financial aspects of the programme and provides related services to the company and its employees. With EUR 6.1 billion under management in 2001, representing the savings of 1.3 million employees in 5,600 companies, BNP Paribas Employee Savings is now 3rd in France, with 11.73% of the market share.

Asset Management

BNP Paribas Asset Management expanded its French domestic base in 2001, boosting its market share to 9.55% and rising to the no. 2 position in the mutual fund market. The effects of poorly-performing equity markets were offset by a good sales performance, achieved in part thanks to a restructured product range and the launch of new products. BNP Paribas Asset Management also took another step towards leadership in multimanager funds, by adding to the variety of products offered and by launching a service platform dedicated to distributors, consisting of a web site and the Parselect purchasing centre. Lastly, BNP Paribas Asset Management continued to grow in the alternative fund management business by acquiring Overlay Asset Management and setting up a joint-venture with Fauchier Partners.

Products for everyone

After revamping the range of Luxembourg funds in 2000, BNP Paribas Asset Management restructured its entire range of French funds in 2001. The aim was to design a specific set of funds for each customer category, rationalise the entire range and relaunch the innovative process of creating new funds. 5 new product ranges were unveiled, for Individuals/Small businesses, Companies, Associations, Private banking clients in France and Institutions.

Carla Bruni, Parvest's ambassador

The Italian model Carla Bruni continued to represent Parvest in 2001, embodying the Luxembourg fund's premium positioning. With 77 sub-funds at the 31 December 2001, covering all major asset classes, and asset under management of EUR 12.8 billion, Parvest is distributed in 22 countries and is recognised as a leader in its sector.


WORLD MEDIA NET
BNP PARIBAS

*Some of the greatest rock hits were written in dark, dingy garages.



My only regret is that I no longer have as much time as I'd like to practice and play my drums.



Things are not always what they seem. It's hard to imagine Marcelo Guffrida, President of BNP Paribas Asset Management Brazil, beating away mercilessly on a snare and cymbals. And yet that is exactly what he does when he gets free time away from his job. Marcelo began playing the drums at the age of 15. As for many young people of his age, it was a great way to express himself and to have a good time. Now 39, he has not abandoned his early passion, although he admits not being able to practice enough. He plays in his garage with a group, thus keeping alive the old tradition of legendary rock bands like the Rolling Stones, the Who and the Beatles. This kind of abscure, poorly lit building, equipped with ancient, crackling amplifiers has been at the origin of some of the most famous rock hits.

A major transaction with Axa Banque

Axa Banque has sold its securities custody and fund depository business to BNP Paribas Securities Services. The business was taken over by BNP Paribas Securities Services in June 2001, involving one of the largest ever migrations of assets. In total, some 20,000 lines of securities were transferred, representing around EUR 180 billion. Close and effective cooperation between the Axa and BNP Paribas Securities Services teams guaranteed a seamless transition.



BNP Paribas Securities Services

Whatever the yardstick used, 2001 was a year of strong growth for BNP Paribas Securities Services. Although market weakness depressed valuations across the globe, the value of securities held in custody rose by 42% in 2001 to nearly EUR 2,000 billion. Securities Services handled a record 22.5 million transactions, up 51% on 2000.

The process of organising Securities Services as a separate subsidiary, which began in 2000, passed an important milestone in 2001 with the integration of the Paris and Milan businesses into the new entity. With the structure needed to form European alliances now in place, BNP Paribas Securities Services is poised to pursue its external growth strategy. Geographic expansion continued in 2001 with the opening of new branches in Ireland and Switzerland. Clearing and custody services will be launched in the UK in mid-2002. BNP Paribas Securities Services has been licensed to operate as a depositary bank in Spain, and has obtained clearing bank status on derivatives markets for the Frankfurt branch from Eurex and for the Paris head office from Liffe. The Paris office has also achieved clearing bank status for the Dutch equities markets.


Securities Services.
There are activities that accept nothing less than perfection.
http://securities.bnpparibas.com
The bank for a changing world
BNP PARIBAS
Securities Services

Change in after-market infrastructure in Europe has also been a source of opportunity. The leading clearing bank in France and an important player in the Belgian market, BNP Paribas Securities Services was the first bank to offer integrated outsourcing solutions to brokerage houses that are members of Euronext.

As in previous years, BNP Paribas Securities Services enjoyed industry recognition for the quality of its services. Included for the first time in the survey of Global Custody services carried out by *Global Custodian*, BNP Paribas Securities Services was named "Best European Global Custodian". *Global Investor (Euromoney)* named BNP Paribas Securities Services "Best regional custodian – Europe" for the second time. A number of other developments also strengthened the position of BNP Paribas Securities Services as leader in its domain in Europe. It obtained ISO9001 certification for its French depositary business, expanded coverage to 70 markets worldwide and secured "Top Rated" and "Commended" status for its domestic custody services in the largest European markets.


Securities Services.
When the stakes are high, you have to be sure of whom you can trust
http://securities.bnpparibas.com
BNP PARIBAS

The Group's values – Excellence, Team Spirit, Fun, Innovation and Respect – underlie the commitment of the 1,930 men and women at BNP Paribas Securities Services to provide customers with premium quality service and value-creating technology. After a year of record-breaking performances, BNP Paribas Securities Services is now well placed to achieve its ambitious expansion goals, extend its market coverage even further, while delivering high value-added solutions to its customers.

Synergies in cross-border transactions

BNP Paribas Corporate Finance and the Global Issuer Services team of BNP Paribas Securities Services reaped the benefits of their collaboration in the three-way, cross-border merger of Usinor (France), Arbed (Luxembourg) and Aceralia (Spain) to form Arceklor, the world's largest steel company. BNP Paribas lead-managed the offer, while BNP Paribas Securities Services centralised the back-office operations for Usinor and Arbed shares in France. The two divisions worked in close cooperation to make this complex international transaction a success.



I have been fencing since the age of seven. It is a sport that requires great skill, as well as swift decision-making. You need a sort of tranquil inner force that breeds self-assurance.



A mere one-minute bout requires 30 to 35 hours of rehearsal to ensure that there is no danger.

Zorro or d'Artagnan just don't happen by chance. Being the hero in a television series or novel takes practice. Michel and Joël have won gold on two occasions at the modern fencing world championships. A Manager in the Estate and Guarantee Department, Michel has practised fencing for 30 years and has taught the sport for more than two decades in Neuilly-sur-Seine. Joël has just been appointed regional manager for Paris and the Paris region. "We organise bouts like those seen in swashbuckling films. Our demonstrations last between 10 and 30 minutes. We practise movements for hours on end." Performances are given in period costume and often resemble stunts. "It can be very impressive. A demonstration duel involving two swordsmen can take up as much as 200 square metres."

Insurance


On n'est jamais
à l'abri d'un coup
de cœur
CARDIF
La performance financière du long terme
et la disponibilité immédiate
CARDIF

The group's various insurance businesses experienced mixed fortunes in 2001.

New money invested in individual savings products reduced by 21% in Europe. This decline, experienced throughout the life-insurance market, affected operations in all countries. The unit-linked segment, which represents the majority of the business, was hit particularly hard. The market for unit-linked products expanded rapidly in 2000, but fell victim to last year's weakness in the equity markets.
There were two noteworthy exceptions to the overall decline. Sales by independent financial advisors in France and sales in Belgium were both on a par with those of the previous year, leading to market share gains.

Sales of group pension products in France expanded by 18%.

Sales of individual and group personal risk products, including loan insurance, rose by 15%, helped by 27% growth in international markets where personal risk lines now account for nearly 50% of total insurance revenues.

The 84,225 property insurance policies sold by the Retail Banking network represented roughly the same number as in 2000.

At EUR 8 billion, total premium income generated by the insurance business was 15% down on 2000. Mathematical reserves, made up primarily of policyholder savings, grew by only 4% to EUR 59 billion, as a result of lower production and weakness in the financial markets, the latter of which was fully reflected in linked liabilities.

The insurance business's contribution to Group profit nevertheless climbed 19% to EUR 364.5 million, excluding gains on sales of participating interests. This performance was due to the following developments:

- operating expenses grew only moderately;
- unit-linked contracts continued to represent a large proportion of total new and in-force business;
- personal risk insurance achieved robust growth.

In addition to selling existing products and services, the Group focused on the future. Product ranges were upgraded and several new alliances were formed. These included joint-venture agreements with the State Bank of India, the Shinhan Financial Group in Korea and Thai Life in Thailand, as well as agreements with car manufacturers in numerous countries to distribute loan insurance.

BNP Paribas Asset Management now writes insurance business in 27 countries.

The unique Triangle de l'Arche project

The Triangle de l'Arche in the La Défense business centre, was the largest corporate property developed and marketed by Meunier in 2001. Designed by renowned architects Denis Valode and Jean Pistre, this set of four buildings, linked by bridges housing additional offices, offers 43,000 m^2 of office space. Architecturally innovative, the Triangle de l'Arche offers flexible working space bathed in natural light, thanks to its double glass facade along the La Défense ring road. A good investment all round for the buyer, Scottish investment fund Standard Life.



Real Estate



After two exceptionally strong years, growth in property prices and transactions slowed in 2001. In residential property, prices for existing housing stock levelled off, but continued to rise at the rate of 5-10% in new construction. The office segment continues to be characterised by a supply shortage and investment in new construction is still very high, but the segment is balancing out. Shopping centres are still in high demand, because they are scarce and are less sensitive to the property cycle.

In a market where caution was the order of the day, the BNP Paribas property subsidiaries focused on limiting risks and increasing the revenue contribution of the division's service businesses.

Klépierre, a listed specialist in commercial property, extended its leadership of the shopping centre management market in continental Europe, through its Ségécé subsidiary. Its property assets, which also include premium office properties in Paris, represented a total value of EUR 3.8 billion as of 30 June 2001.

With 1,300 housing units pre-sold through its integrated sales office and 159,000 m^2 of office space sold to investors and users, Meunier strengthened its position as a leading French developer and real estate service provider.

Service companies also helped the Group consolidate its leadership positions. BNP Paribas held 16% of the real estate investment trust market. It was also a top-tier player in appraisals and transactions. Lastly, with contracts representing 200,000 m² in the Paris area, Comadim held top spot with 10% of the corporate property management market.

Klépierre doubled in size when it acquired 167 shopping centres, while Meunier expanded into other regions. The service companies were grouped into a single reporting structure. Each of them will continue to implement its business model while offering customers high value-added solutions, by tapping the growing number of cross-selling opportunities.



A shopping centre for the 21st Century

Inaugurated in October 2000, the Val d'Europe complex near Disneyland, Paris embodies a new style of shopping centre, not just architecturally and in terms of its sheer scale, but also in the variety of products and services on offer. Designed, marketed and managed by Ségécé, Val d'Europe is a shopper's paradise. From the day it opened, the centre attracted a large number of visitors and frequentation has increased further since the gient aquarium was opened in April. One year after its inauguration, Val d'Europe is already one of France's top 15 shopping centres



It is normal to be afraid. The aim is to overcome and harness your fear constructively. It is an excellent way to test your limits and abilities. Today, I am well aware of both my strengths and weaknesses.


URITE

Sylvain was a pleasant, discreet and somewhat shy child. "I lacked self-confidence and was a bit wet behind the ears, which annoyed my father. To help me toughen up, he introduced me to kick boxing." Far from discouraging Sylvain, the combat sport was just what the doctor ordered. "My friends who signed up with me all eventually dropped out. I kept going and became European Champion. In June 2000, I won the combat sports World Cup. To reach that level, you need perseverance. I had no really exceptionnal physical qualities, but my technique was sound and my opponents rarely made contact. I quickly understood that tactics were a deciding factor." As a former Paris fireman, Sylvain underwent the rigorous daily training associated with that demanding job before becoming a security operative at BNP Paribas.



Boxing has taught me that hatred leads only to errors. Like anger, hatred makes you less lucid.

BNP Paribas Capital

DEVELOPMENT OF FUND MANAGEMENT. The highlight of 2001 in the private equity fund management area was the marketing of PAI Europe III, managed by PAI Management and devoted to large European LBOs. Although market conditions in 2001 were far from rosy, the fund has already exceeded its investment objective of EUR 1.25 billion, double that of the previous fund. Participants are primarily outside investors. This achievement demonstrates the confidence the international institutional community places in the strategy and performance of PAI, which was ranked 4th in Europe for LBO transactions(1).

(1) Thomson Financial 2000 rankings "Lead Equity Arranger in Europe".

Transactions in the proprietary portfolio

Migration to the fund management model led to significant divestments from the proprietary portfolio, which generated EUR 2 billion in cash for the Group.

- Sale of the Group's reference shareholder position in **Fives-Lille** (29.3% of the capital), a manufacturer of specialised industrial equipment, to Industri Kapital in connection with a public tender offer;
- Sale of the Group's 34% stake in **Pochet**, the world's leading manufacturer of glass bottles for luxury perfumes, in connection with a move by Pochet's majority shareholders to take the company back into private ownership;
- Sale of the Group's remaining 5.2% stake in **Sema Group Plc**, the 2nd-largest IT services company in Europe, in connection with a takeover bid launched by Schlumberger;
- Sale of a second block of **RTL Group** shares pursuant to the 1999 agreement with GBL;
- Sale of the Group's 40% stake in **Sogeres**, France's 4th-largest contract caterer, to Sodexho;
- Sale of Cobepa's remaining stakes in **Bayer** and **Delhaize** as well as **Aegon** shares, in accordance with the strategy presented at the time of the public tender offer;
- Sale of the controlling stake in **UCO Textiles** held by Ibel, Cobepa's Flemish subsidiary;
- Sale of Banexi's stake in **Sidel** in connection with Tetra Laval's public tender offer for this group, and sale of the Group's stake in **Sommer-Allibert**.

Lastly, Mosane and Ibel, subsidiaries of Cobepa, each carried out a share buyback offer after divesting certain assets. Cobepa now holds 98% of each of these entities, thereby putting the finishing touches to its integration into BNP Paribas Capital.

On the investment side, BNP Paribas Capital participated in a share issue by Financière SAE Fougerolle, which enabled the Eiffage group to unwind the structure put in place at the time of its MBO.

Principal fund transactions

The funds managed or advised by BNP Paribas Capital continued to pursue their active investment strategy, while remaining cautious in terms of risk and valuation, given the difficult economic environment. These funds made a total of EUR 0.4 billion in equity investments, in particular in the Antargaz and Mivisa transactions.

Portfolio value and earnings

BNP Paribas Capital manages a portfolio with a book value of EUR 4 billion, making it one of Europe's leading managers of industrial portfolios.

Despite the sharp drop in market valuations in 2001, BNP Paribas Capital posted results that once again underline its ability to generate recurring profits. BNP Paribas Capital is now targeting pre-tax return on equity of 30%.

ANTARGAZ

PAI Management arranged the LBO of Antargaz, co-leader of the French natural gas market with a share of 24%. *The European Commission directed TotalFina to sell Antargaz* in connection with its merger with Elf. To effect the transaction, PAI Management teamed up with two industry players, the US company Amerigas, which took 20%, and Italy's Medit, which took 10%. This investment was typical of PAI Management's strategy, which is to invest in controlling positions in large European LBOs.

MIVISA

PAI Management et Suala Capital Advisers acquired equal stakes in Mivisa through an LBO transaction. *Mivisa is the Spanish leader in metal packaging for fruits*, vegetables, fish and seafood. Headquartered in Murcia, Mivisa has five state-of-the-art factories in Spain and employs 1,700 people. This LBO was the largest private equity transaction in Spain in 2001. until the LBO, Mivisa had always been a family-owned company.



When the thirty-somethings want to party, 70s music is always popular.

I am responsible for Corporate Bonds for Scandinavian countries. Singing is certainly not a second career!



Fiona Hagdrup is the lead singer in a rock and soul band which has been playing on the London party circuit for years. "We do about ten gigs a year. Regular dates include the Louis Vuitton Vintage Car Rally which is always a wild event. I sang a bit at university so when I moved to London it seemed a shame not to keep it up. I've been in and out of bands ever since. Everyone in the group has a day job (mostly in the City) and for all of us it's just a refreshing break from real life." The band plays cover versions of 70s classic rock & soul music. Fiona's favourite perfomance include Aretha Franklin and the Doobey Brothers. "I don't think I'm looking at a second career", she laughs, "but it's a great way for friends to get together. It's very different from my work, but I have confessed my secret life to a few clients."

Sustainable Development

Although France has only recently woken up to the IMPORTANCE OF SUSTAINABLE DEVELOPMENT, good corporate citizenship has long been one of the core values underpinning the activities of BNP Paribas. Our Group's exemplary behaviour in this area has been recognised on several occasions since the merger.

Its sponsorship activities earned the Group the European Culture Award. In the Deminor corporate governance ratings, BNP Paribas was ranked among the top European groups in the "Rights and Duties of Shareholders" category. More recently, the Group was named "Best Client Relationship Manager" by the Association des Agences Conseils en Communication.

Sustainable Development sums up in two words the core challenge facing businesses – namely promoting and reconciling the sometimes contradictory interests of shareholders, customers and employees, while also being accountable for the impact of their operations on society and the environment.

Sustainable development is possible only in a market economy and depends on increasing and extending international trade. There are a number of ways that it can be achieved. Rather than following the US model, we support the development in Western Europe of a market economy based on the European traditions of respect for the individual and support for the less advantaged members of the community. Our managers and employees have both the skills and the commitment required to ensure that this more caring model does not make our businesses any less competitive than their American counterparts.

BNP Paribas' sustainable development strategy

Our sustainable development strategy is built around a series of commitments that are consistent with the Group's overall business strategy, the nature of its businesses and its corporate culture.

Strategic development

As a listed company, BNP Paribas' first priority is to guarantee the sustainable development of its own businesses in a global market economy. Our strategy focuses on creating value by developing businesses that provide a recurring source of profits. It is in so doing that we can honour our commitment to making a positive contribution to society as a whole and to protecting the environment.

Service businesses

BNP Paribas is predominantly a banking and financial services group. These businesses revolve around human resources and information technologies, with the result that their social impact is considerably greater than their impact on the environment. For this reason, BNP Paribas is more readily viewed as having responsibility towards its employees and local communities, rather than for helping to protect the environment. Nevertheless, we plan to develop and monitor a series of indicators providing a measure of our environmental performance.

Greater accountability matched by an equivalent commitment on the part of all shareholders

Our commitment to promoting sustainable development extends beyond simply complying with the applicable laws and regulations. We fully accept responsibility for the impact of our businesses on society and the environment.

However, it is important that the same yardstick be applied to all stakeholders. While businesses shoud indisputably be accountable for their own actions, they cannot and should not be held responsible for the failings or irresponsible behaviour of other players, such as their customers and national governments.

Commitment integrated into the Group's management approach

We do not consider it necessary to draw up a sustainable development charter because our commitments in this area are already fully integrated in our management approach. Our Group's values, management principles and critical success factors have been translated into observable standards of behaviour which are assessed annually according to consistent criteria applied to all employees worldwide.

A Sustainable Development Officer has been appointed to coordinate the Group's activities in this area worldwide, with the aim of raising the visibility of our commitments and achievements. He will work with the teams of ethics and compliance officers to monitor the effective implementation of Group sustainable development policies across all of our divisions and in all the countries where we do business. Rather than waiting for our Sustainable Development reporting system to be fully up and running, we have included in this Annual Report information about the main initiatives taken so far.



Chess is a game that requires calm, self-control and nerves of steel to deal with mounting pressure.

Since early childhood, Arnaud has been a chess enthusiast. He inherited his passion for the game from his father, a primary school teacher. At the age of 18, he sat his Bac (university entrance) exams and broke through the ELO chess rating system's legendary 2000 points barrier. Four years later, he became Europe's University Short-game Champion. With an ELO chess rating of 2334 and a second-division team captain in England, Arnaud competes in several major chess tournaments every year. He is also a Master of the International Chess Federation (FIDE).



These same qualities are requisites in Corporate Finance, where intense competition is ever-present.

Shareholder Information

OWNERSHIP STRUCTURE
AT 31 DECEMBER 2001


Public
8.3%
Employees
4.6%
Axa
6.0%
Institutional investors
65.0%
European investors: 51%
Investors outside
Europe: 14%
Other and
unidentified
16.1%

Share capital

As of 31 December 2000, BNP Paribas SA's share capital amounted to EUR 1,792,258,860, divided into 448,064,715 ordinary shares.

Since then, four series of transactions led to changes in the number of shares outstanding:
- a total of 884,861 new shares were issued upon exercise of stock options,
- 9 million shares acquired by the Bank under its share buyback programmes were cancelled,
- a total of 3,361,921 shares were subscribed in connection with an employee share issue,
- a two-for-one share-split was carried out, reducing the par value of the shares to EUR 2.

As of 20 February 2002, the effective date of the two-for-one share-split, BNP Paribas' share capital stood at EUR 1,773,245,988, divided into 886,622,994 shares. The shares are all fully paid-up and are held in registered or bearer form at the choice of their holders, subject to compliance with the relevant legal provisions. **None of the Bank's shares carry double voting rights.**

Share performance

When the shareholders of BNP and Paribas approved the merger between the two banks at the Extraordinary General Meetings of 23 May 2000, BNP shares became BNP Paribas shares. The Euroclear-France (ex-Sicovam) code for BNP Paribas is the same as the previous BNP code (13110).
BNP shares were first listed on the Cash Settlement Market of the Paris Stock Exchange on 18 October 1993, following privatisation, before transferring to the Monthly Settlement Market on 25 October.
When the monthly settlement system was eliminated on 25 September 2000, BNP Paribas shares became eligible for Euronext's Deferred Settlement Service (SRD). The shares are also traded on SEAQ International in London and on the Frankfurt Stock Exchange.
Since privatisation, a 144A ADR program has been active in the USA, where the Bank of New York is the depository bank. Initially, each ADR corresponded to 1 BNP share. The ADR programme was upgraded to Level 1 on 17 March 2000, providing wider access to US investors. At that time, the parity was reduced so as to boost liquidity, with four ADRs now representing one BNP Paribas share. Finally, BNP Paribas has been listed on the Tokyo Stock Exchange since 13 March 2000.
BNP became a component of the CAC 40 index on 17 November 1993 and a component of the Euro Stoxx 50 index on 1 November 1999. Since 18 September 2000, BNP Paribas has been a component of the Dow Jones Stoxx 50. All of these listings have fostered liquidity and share price appreciation, because BNP Paribas shares now figure in every portfolio and fund that tracks the performance of these indexes.

To help increase the number of shares held by individual investors and in line with the practice observed on the world's leading stock markets, the Board of Directors of BNP Paribas decided to use the authorisation given at the General Meeting of 15 May 2001 by **carrying out a two-for-one share-split and reducing the par value of the shares to EUR 2. The split shares have been traded on the market since 20 February 2002.**
The share-split will further increase the stock's liquidity and is in line with the trend of steady growth in the Bank's profitability.The price of BNP shares and then BNP Paribas shares climbed from around EUR 36 at the time of BNP's privatisation in October 1993 to over EUR 100 in early 2002.
As a result of the share-split, the parity of BNP Paribas ADRs has also been adjusted, with each BNP Paribas share now being represented by 2 ADRs.

Share performance since 1 September 1999

Comparison with the DJ EURO STOXX 50 and DJ EURO STOXX BANK indexes

(indexes rebased on share price)



BNP Paribas
DJ Euro Stoxx Bank
DJ Euro Stoxx 50
110
100
90
80
70
60
50
1999
2000
2001

Source : Datastream

Average monthly share prices



76.0
77.0
88.7
90.9
84.1
80.1
84.8
88.9
93.7
99.0
103.8
107.1
101.7
95.4
95.5
92.2
97.2
94.0
90.3
96.9
101.0
101.8
99.5
100.9
90.1
92.2
97.6
99.3
Sept.-99
Oct.-99
Nov.-99
Dec.-99
Jan.-00
Feb.-00
Mar.-00
Apr.-00
May-00
June-00
July-00
Aug.-00
Sept.-00
Oct.-00
Nov.-00
Dec.-00
Jan.-01
Feb.-01
Mar.-01
Apr.-01
May-01
June-01
July-01
Aug.-01
Sept.-01
Oct.-01
Nov.-01
Dec.-01

Source : Datastream

- On 28 December 2001, the share price was EUR 100.5 compared with EUR 93.5 on 29 December 2000. The gain in price over the year was 7.49%. During the same period, the CAC 40 lost 21.97% and the DJ EuroStoxxBank lost 18.51%.

- **The market capitalisation of BNP Paribas totalled EUR 44.52 billion on 28 December 2001, making it** the 8th-largest CAC 40 company and the 21st-largest Euro Stoxx 50 company. **At the time of the annual results announcement, on 1 March 2002, BNP Paribas' market capitalisation of EUR 48.9 billion was the highest among all the banks in the euro zone.** In the period from 1 September 1999, immediately after the close of BNP's first stock-for-stock tender offer for Paribas, to 28 December 2001, **the share price gained 39%, whereas the CAC 40 and DJ Euro Stoxx 50 indexes returned to where they started, having respectively lost 0.19% and gained 0.28% over the period.**

Trading volume in 2001



Volumes : daily average
(in thousands of shares)
Amount : daily average
(in EUR millions)
1 569
153
1 464
136
1 896
172
1 827
177
2 555
257
1 980
201
2 092
209
1 457
147
3 465
308
1 879
173
1 896
186
1 684
167
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

- **Trading volume** rose significantly during 2001, with the daily average amounting to 1,976,594 shares, **23.9% above the 2000** average of 1,595,101 shares.

Yield and performance data

In euros	2001	2000	1999	1998	1997
Earnings per shares[1]	4.64	4.70	3.90 [3] 2.79 [3]	2.58	2.16
Net assets per share[6]	27.1 [4]	24.0	21.5	22.7	21.1
Total dividend per share[2]	1.80 [4]	1.69	1.32	1.13	0.80
Payout rate (in %)	26.5 [4]	24.5	30.1[5]	29.4	25.0
Share price					
- high	52.55	54.75	46.73	43.68	26.68
- low	37.95	37.78	33.13	20.06	14.93
- year-end	50.25	46.75	45.80	35.08	24.39
CAC 40 index on 31 December	4,625.58	5,926.42	5,958.32	3,942.66	2,998.91

Date in the above table have been adjusted to take account of the two-for-one split carried out on February 2002.
(1) Based on the average number of shares outstanding during the year.
(2) Including the avoir fiscal tax credit at the rate of 50%.
(3) EUR 3.90 based on net income before restructuring costs (EUR 2,079 million) and EUR 2.79 based on net income after restructuring costs (EUR 1,484 million).
(4) Subject to approval at the Annual General Meeting of 31 May 2002.
(5) Based on pro forma net income after restructuring costs (EUR 2,615 million)
(6) After distribution.

Creating value for shareholders

BNP Paribas presents below two measures of the value created for shareholders, using a medium-term investment horizon similar to that used by the majority of individual investors.

⇨ A – Total Shareholder Return – TSR:

Calculation parameters:

- dividend includes the avoir fiscal tax credit at a rate of 50% and is assumed to have been reinvested in BNP shares then BNP Paribas shares;
- return are gross returns, i.e. before any tax payments.

○ Since privatisation in October 1993

Initial investment = 1 share at the IPO price (FRF 240 or EUR 36.59) on 18 October 1993.

GROWTH IN THE INVESTMENT

	Gross dividend per share (in euros)	Gross dividend received by shareholder (in euros)	Price of shares acquired by reinvesting dividends[2] (in euros)	Fractional share acquired by reinvesting gross dividend	Total number of shares after gross dividend reinvestment
1994	0.69 [1]	0.69	37.17	0.0186	1.0186
1995	0.73 [1]	0.82[3]	34.30	0.0239	1.1425[3]
1996	0.82 [1]	0.94	27.36	0.0344	1.1769
1997	1.23 [1]	1.45	38.28	0.0379	1.2148
1998	1.60 [1]	1.94	75.92	0.0256	1.2404
1999	2.25	2.79	80.85	0.0345	1.2749
2000	2.625	3.35	93.95	0.0357	1.3106
2001	3.375	4.42	100.50	0.044	1.3546

(1) To be consistent with subsequent years, it has been assumed that the dividend was paid in cash and not in shares, although the Board of directors approved the payment of scrip dividends for the year in question.
(2) Based on the assumption that the dividend was reinvested in shares at the opening price on the first trading day after the ex-dividend date.
(3) Taking into account the March 1995 allocation of one share for every 10 shares acquired at the time of the IPO and held for 18 months.

Closing price on 28 December 2001 = EUR 100.5, valuing the initial investment at 100.5 x 1.3546 = EUR 136.14. This represents an average annual increase (average annual TSR for the period) of 17.36% and an amount 3.7 times higher than the original investment made in 1993.

○ Over 5 years

Initial investment = 1 share at the opening price on 2 January 1997 = EUR 30.40.

GROWTH IN THE INVESTMENT

	Gross dividend per share (in euros)	Gross dividend received by shareholder (in euros)	Price of shares acquired by reinvesting dividends [2] (in euros)	Fractional share acquired by reinvesting gross dividends (in euros)	Total number of shares after gross dividend reinvestment
1997	1.23 [1]	1.23	38.28	0.032	1.032
1998	1.60 [1]	1.65	75.92	0.0217	1.0537
1999	2.25	2.37	80.85	0.0293	1.083
2000	2.625	2.84	93.95	0.03	1.113
2001	3.375	3.76	100.50	0.0374	1.1504

(1) To be consistent with subsequent years, it has been assumed that the dividend was paid in cash and not in shares, although the Board of directors approved the payment of scrip dividends for the year in question.
(2) Based on the assumption that the dividend was reinvested in shares at the opening price on the first trading day after the ex-dividend date.

Closing price on 28 December 2001 = EUR 100.5, valuing the initial investment at 100.5 x 1.1504 = EUR 115.62. This represents an average annual increase (average annual TSR for the period) of 30.63%.

⇨ **B – Five-year comparison of an investment in BNP Paribas shares with the "Livret A" passbook savings account and medium-term Treasury notes.**

In this calculation, we compare the creation of shareholder value over the same period through investment in BNP, then BNP Paribas shares with two risk free investments, the "Livret A" passbook savings account offered by the French savings bank network and medium-term Treasury notes (OAT).

- **Investment of EUR 30.40 on 1 January 1997 in a "Livret A" passbook account:**
  At the investment date, the official interest rate on Livret A accounts was 3.5%. The rate was reduced to 3% on 16 June 1998, then to 2.25% on 1 August 1999, and returned to 3% on 1 July 2000. As of 31 December 2001, the account balance is **EUR 35.26.**

The value created through an investment in BNP Paribas shares, reflecting the additional risk, totalled 115.62-35.26 = EUR 80.36 per share over five years.

- **Investment of EUR 30.40 on 1 January 1997 in five-year French government notes:**
  The five-year interest rate (BTAN) on that date was 4.5656%; at the end of each subsequent year, interest income is re-invested in a similar note on the following terms:
  - 4.4843% (BTAN) in January 1998 for 4 years;
  - 3.08136% (BTAN) in January 1999 for 3 years;
  - 4.37316% (BTAN) in January 2000 for 2 years;
  - 4.57% in January 2001 for 1 year (Euribor).

  At the end of five years, the accrued value of the investment is **EUR 37.93.**

The additional value created by choosing BNP Paribas shares as the investment vehicle is therefore 115.62-37.93 = EUR 77.69 per share over five years.

COMPARATIVE TOTAL YIELDS OVER 5 YEARS FOR AN INVESTMENT OF EUR 30.40


35.26
37.93
115.62
35.26 Livret A
37.93 Government notes
115.62 BNP Paribas share

Communicating with shareholders

BNP Paribas endeavours to provide all shareholders with clear, consistent, high-quality information at regular intervals, in accordance with best market practice and the recommendations of the stock market authorities.
The **Investor Relations** department informs institutional investors and financial analysts, in France and abroad, of the Group's strategy, major events concerning the Group's business and, of course, the Group's results which are published quarterly. Informative briefings are organised several times a year, when the annual and half-year results are released, or on specific topics, providing senior management with an opportunity to present the BNP Paribas Group and its strategy.
The **Individual Shareholder Relations** department informs and listens to the Group's 800,000 individual shareholders. A semi-annual financial newsletter informs both members of the **"Cercle BNP Paribas"** and other shareholders of important events concerning the Group and a summary of the matters discussed during the Annual General Meeting is sent out in July. The layout of these publications is being revamped at the beginning of 2002, to make them easier to read and also to enhance the content. During the year, members of senior management present the Group's policy to individual shareholders at meetings organised in the main French cities and towns (for example in 2001, meetings were held in Strasbourg, on 13 September, and in Bordeaux, on 16 October). Finally, representatives of BNP Paribas met and spoke with over 1,000 people at the "Actionaria" trade show held in Paris on 16 and 17 November 2001.
Individual shareholders who hold at least 150 shares each are members of the "Cercle BNP Paribas" set up in 1995. Three times a year, in alternation with the financial newsletter, they receive **"La Vie du Cercle"**, a publication inviting them to take part in artistic and cultural events with which BNP Paribas is associated. In 2001, "Cercle BNP Paribas" members were also invited to attend the four "Stockmarket initiation" seminars and the six "Managing your finances on the Internet" seminars held in Paris and the provinces. The seminars were held both on weekdays and during the weekend, to allow as many people as possible to attend. In total, 182 events were organized for 7,012 participants. Shareholders can access these services by

dialling a special toll-free telephone number: 0800 666 777 (calls originating in France only).
At the beginning of 2002, BNP Paribas decided to extend the opportunities for shareholders to benefit from the services offered by the "Cercle". The minimum shareholding to be eligible to join the Cercle has been reduced from 150 to 100 shares[1], with the result that the number of members has risen from 39,000 in 2001 to just under 60,000 in 2002.


BNP PARIBAS

In the first half of 2000, the Shareholder Relations team sent all identifiable former Paribas shareholders a simplified investment income form for tax purposes (no. 2074), including the supplementary schedules and instructions. This document was prepared in cooperation with the French tax authorities so as to facilitate requests for rollover relief on the gains realised at the time of the 1999 BNP stock-for-stock offer for Paribas. It was modified in early 2001, to take account of new legislation that suspended tax liability as of 1 January 2000.
The BNP Paribas web site (http://invest.bnpparibas.com) provides information on the Group, including press releases, key figures and details of key developments. Annual and interim reports can be viewed and downloaded, as can presentations to financial analysts. Webcasts of the Annual General Meeting can also be viewed through the site. In addition, an "Individual Shareholder" area (in French and English) has been created to address the specific needs of individual investors in terms of information and proposed events.
Recent information about the BNP Paribas group is also available on the French Minitel service 3614 BNPACTION, which also allows shareholders to ask questions, leave messages or order documents (communications cost EUR 0.057 per minute).

(1) This number has since been ajusted to 200 to take account of the two-for-one share split.

Shareholder liaison committee

From the outset, the new BNP Paribas Group decided to create a Shareholder Liaison Committee to help the Group communicate better with its individual shareholders. At the 23 May 2000 Shareholders' Meeting which approved the BNP Paribas merger, Michel Pébereau, CEO of BNP Paribas, kicked off the nomination process, which culminated in the naming of the Committee members at the end of 2000.

Headed by Michel Pébereau, the Committee includes a member of the Board, 10 representative shareholders, both geographically and socio-economically, and 2 employees or former employees. Each member serves a 3 year term. When their terms expire, announcements will be published in the press and in the Group's various financial publications, inviting new candidates to come forward. Any shareholder can become a candidate.

The initial members of the Liaison Committee are as follows:

- Mr Michel Pébereau, Chairman;
- Mr René Thomas, Board member;
- Mrs Dominique Vigneron, 48, resident of the Seine-Maritime département;
- Mr Patrick Ballu, 58, resident of Reims;
- Mr Jacques Begon, 58, resident of the Loire département;
- Mr André Brouhard, 70, resident of Nice;
- Mr Jean-Pierre Edrei, 57, paris region resident;
- Mr Joseph Fauconnier, 77, resident of Amboise;
- Mr Jean-Baptiste Fernandez, 48, Paris region resident;
- Mr Marcel Grégoire, 64, resident of the Jura département;
- Mr Rémy Lauprêtre, 53, resident of Le Havre;
- Mr Michel Rolland, 69, resident of the Haute-Garonne département;
- Mrs Frédérique Dambrine, BNP Paribas employee ;
- Mr Jean-Marie Gabas, former BNP employee now retired;

In accordance with the Committee's Charter – the internal rules that all members have signed up to – the Committee met twice in 2001, on 26 March and 21 September. Reports on these meetings were included in the shareholder newsletters.



Dividend

At the 31 May 2002 Annual General Meeting, the Board of Directors will recommend a 6.7% increase in the dividend to **EUR 1.20** per new share created through the two-for-one share split (a rise of 6.7% on 2001). Including the dividend tax credit of 50% received by individual shareholders resident in France, the gross dividend will be **EUR 1.80**. The dividend will be payable as from 1 July 2002.
The proposed distribution amounts to EUR 1,063.9 million, as opposed as EUR 1,008.5 million in 2001. The proposed pay-out rate is 26.5%.

DIVIDEND GROWTH [(1)]

(in euros per share)



Dividend tax credit
Dividend net dividend
0.28 0.14 0.41
0.41 0.21 0.62
0.54 0.27 0.80
0.75 0.38 1.13
0.88 0.44 1.32
1.13 0.56 1.69
1.20 0.60 1.80
1995 1996 1997 1998 1999 2000 2001*

(1) The dividends for the years 1995 to 2000 have been adjusted for the two-for-one share-split.
** Subject to approval at the 31 May 2002 Annual General Meeting.*

In connection with the share buyback programme approved by the Annual General Meeting of 15 May 2001, during the year BNP Paribas purchased 648,699 of its own shares on the open market. A total of 4,105,442 shares were issued during the year, upon exercise of stock options and in connection with the Employee Savings Plan, and 9 million shares were cancelled.

Registered shares

Shares registered directly with BNP Paribas
The 4,000 shareholders whose shares are registered directly with BNP Paribas:
- automatically receive all documents regarding the company which are sent to shareholders;
- automatically receive toll free telephone number to place buy and sell orders: 0 800 600 700 (call originating in France only);
- benefit from special, reduced brokerage fees,
- and as always, pay no custodial fees and are systematically invited to the General Meetings.

Further services will be added in 2002, including a dedicated Internet server "GIS Nomi".

Registered shares held in an administered account
BNP Paribas is also extending its administered share account services to institutional shareholders.
For institutional shareholders, this type of account combines the main benefits of holding shares in bearer form as well as those of holding registered shares:
- the shares can be sold at any time, through the shareholder's usual broker;
- the shareholder can have a single share account, backed by a cash account;
- the shareholder is systematically invited to attend and vote at General Meetings, without the invitation being sent through a third party;
- the block on the sale of the shares in the days leading up to the meetig does not apply and the shareholder can take part in the vote via the Internet.

Annual General Meeting

The last Annual General Meeting was held on 15 May 2001 on second call. All resolutions were approved by a comfortable majority. The text of the resolutions and the video of the meeting can be viewed on the BNP Paribas website, where the original live webcast took place.

At that meeting, new measures were adopted to make it even easier for shareholders to exercise their voting rights:

- the period during which shares were required to be held in a blocked account prior to the Meeting was shortened;
- the period for receipt of postal votes was extended.

Ordinary Meetings may be attended by all shareholders that hold ten or more shares in the case of BNP Paribas (threshold applicable in 2001). The Board of Directors calls an Ordinary General Meeting at least once a year to vote on the agenda set by the Board.

All shareholders may attend Extraordinary Meetings regardless of the number of shares held. The Board may call Extraordinary General Meetings for the purpose of amending the Articles of Association, and especially to increase the Bank's share capital. Resolutions are adopted by a two-thirds majority of shareholders present or represented.

Ordinary and Extraordinary General Meetings may be called in a single notice of meeting and held on the same date. BNP Paribas will hold its Annual and Extraordinary General Meetings on 31 May 2002, on second call.

Notice of Meetings

- Holders of registered shares who have owned their shares for at least one month prior to the meeting date are notified by post. The notice of meeting contains the agenda, the draft resolutions and a postal voting form.
- Holders of bearer shares are notified via notices of meetings or announcements published in the financial press.

Attendance at Meetings

Holders of ten or more shares in the case of an Annual General Meeting or one or more shares in the case of an Extraordinary General Meeting or combined Annual and Extraordinary General Meetings may gain admittance to the meeting provided the shares have been recorded in their accounts for at least one day. Holders of bearer shares must in addition present an entry card or certificate indicating that ownership of their shares has been temporarily frozen.

Voting

Shareholders who are unable to attend a General Meeting may complete and return to BNP Paribas the postal voting form/proxy enclosed with the notice of meeting. This document enables them to either:

- vote by mail;
- give proxy to their spouse or another shareholder;
- give proxy to the chairman of the meeting or indicate no proxy.

Shareholders or their proxies present at the meeting are given the necessary equipment to cast their votes. Since the General Meeting of 13 May 1998, BNP Paribas has used an electronic voting system.

Disclosure thresholds

In addition to the legal thresholds, any shareholder, whether acting alone or in concert, who comes to hold directly or indirectly at least 0.5% of the capital or voting rights of BNP Paribas, or any multiple of that percentage up to 5%, is required to notify BNP Paribas by registered letter with return receipt.

Once the 5% threshold is reached, shareholders are required to disclose any increase in their interest representing a multiple of 1% of the capital or voting rights of BNP Paribas.

The disclosures provided for in the above two paragraphs are also required in cases where a shareholder's interest fall below any of the above thresholds.

In the case of failure to comply with these disclosure requirements, the undisclosed shares will be stripped of voting rights at the request of one or more shareholders who hold a combined interest of at least 2% of the capital or voting rights of BNP Paribas.


"Four by Four Dancers" continues to grow in Great Britain.
At the crossroads of two cultures, we've come up with a new form of dance that combines the ancestral traditions of Punjab and modern influences of Western music.



In London, groups of artists, dancers, actors and singers abound, creating a stimulating cultural melting pot.

Jon likes combining different styles. During the day, he works as customer relationship manager, dealing with the major telecom operators, while outside the office, he regularly turns his back on this modern environment to delve into the ancestral tradition of the Punjab. In 1994, while still a teenager and inspired by the folklore of the Northern regions of India, Jon had the idea of starting a dance group. In five years the dance group went from five members to fifty and three troupes were formed to put on shows. Jon Dhesi's success was crowned by an invitation to perform on the popular Michael Barrymore Show in 2000, followed by an appearance at the World Music Festival in Budapest the same year.

Human resources development

The four core values defined when the BNP Paribas Group was formed – commitment, ambition, creativity and responsiveness – serve as a backdrop to the Group's activities and those of its employees. They have given structure to all human resources programmes at BNP Paribas, from individual career development initiatives to programmes targeting all employees.

BNP Paribas' managerial initiative

BNP Paribas' choice of values reflects its desire to promote individual initiative and tap all of the professional skills and personal talents of its employees.

Based on mutual respect, these values have been transposed into management principles to be followed by all team leaders, both in France and worldwide. Critical success factors have also been defined to focus senior managers' energy on achieving the Group's development goals.

After being fleshed out by the heads of each business unit and function within the Group, these values and factors were turned into performance assessment criteria, applicable as from 2001. The new system provides a consistent basis for assessing performance throughout the Group, whatever the employee's skills, their level of responsibility or the country in which they are located.

This managerial initiative, conducted on a coordinated basis since the merger, has been a powerful unifying force and has helped the Group to forge its new identity. "Ambition for Corporate Excellence", an extensive programme of management seminars, was launched in September 2001. Intended for all senior executives in the Group, the programme is designed to foster the sharing of best management practices and to help senior executives work together more effectively.

The new performance assessment system

- an assessment system applied throughout the organisation
- assessment criteria reflecting BNP Paribas' management values and principles
- continuity in the assessment of skills and performance
- a federating force ensuring coherence and fairness in human resources management

Etincelle, BNP Paribas' groupwide suggestion box, is an illustration of the Group's determination to foster creativity among its staff.

"Spark" in English, Etincelle is open to all BNP Paribas Group employees and is part of a wide-ranging quality initiative. Submission procedures and channels have been simplified to attract input from the greatest possible number of people. The individuals or teams whose suggestions are implemented are rewarded for their ideas.

Regularly enhanced, Etincelle helps to drive the process of improvement throughout the Group

Etincelle at a glance

Since Etincelle was launched, an average of more than 3,000 suggestions have been submitted every year.
In 2001, 10% were judged to be prize-winning suggestions and of these, 8% have been implemented on a nationwide basis.

The human resources contract

The fundamental responsibilities of Human Resources professionals at BNP Paribas have been codified under the following three principles:

- **Delegation**: the human resources management responsibilities of operating units are formally defined and are tailored to the particular circumstance of each entity;
- **Decentralisation**: each BNP Paribas division manages its own Human Resources on a worldwide scale, in order to streamline the decision-making process as much as possible;
- **Dialogue**: Human Resources teams in the various entities maintain an unbroken dialogue with Group Human Resources.

Human Resources managers at the Group level have the following five ongoing objectives:

- Match Human Resources and the related cost to the need of the business;
- Define and implement motivating compensation, training and career development policies;
- Promote management buy-in to Group strategy and help develop management methods that reflect legislation;
- Foster constructive employee-management dialogue and monitor compliance with labour legislation;
- Optimise Human Resources management, in particular through the sharing of resources.

Skills development



Developing employee skills is high on the list of priorities in the area of Human Resources management. In 2001, 25,000 employees attended courses at the Group's Louveciennes training centre on the outskirts of Paris. Training initiatives focused on preparing for the euro and developing e-learning.

Preparing for the euro

60,000 copies of a guide to the euro as a book money and euro bank notes and coins were distributed to Group employees, and a guide to euro conversions was prepared for the team of 5,000 "euro angels" - mostly students - deployed in the branches to help customers during the changeover to the euro.

The introduction of euro bank notes and coins was also an opportunity to heighten staff awareness of the precautions to be taken to protect individuals and property, as well as to combat money laundering. Training sessions on these subjects were held on a large scale throughout the branch network in France.

Developping e-learning

Several interactive modules were put on-line for use by employees on their workstations. The course topics range from selling insurance to English lessons to desktop software training.

The Group stepped up the development of this new training medium in 2001 as a complement to local, regional, national and international seminars on subjects requiring a higher level of expertise.

A dedicated intranet has been set up, allowing employees to consult the catalogue of training courses, sign up for a specific programme or log onto an e-learning module. The intranet logged around 3,000 employee visits per week on average in 2001.

At the same time, the Group continued to encourage outside professional training, with 1,100 employees taking up a two-year, university-level bank training programme and 160 others enrolling at the *Institut Technique de Banque*.

Career management and mobility

A structured, group-wide approach

A common set of tools and methods is used to manage careers throughout the Group, covering performance assessments, career counselling, promotion decisions and succession planning.

Line managers play an important role in helping their staff move up the career ladder, while Human Resources managers act as watchdogs to ensure that career management principles and compensation policies are applied consistently throughout the Group.
The Group Human Resources department is responsible for career management and succession planning for senior executives worldwide, with input from the heads of the divisions, business lines and functions concerned.

All 1,000 key management positions in the Group were reviewed in 2001, in consultation with the executives concerned.

Managing the careers of university graduates

In France and worldwide, particular attention is paid to successfully integrating young graduates.
A special head-office team reporting to Group Human Resources has been set up to manage the careers of university graduates. In 2001, this team carried out 1,100 individual career counselling interviews.

Manager training goes international
2001 saw the launch of the Worldwide Integration Network, a global recruitment, integration, training and career management programme aimed at young graduates from the world's top schools and universities. Successful candidates participate in a ten-day, multicultural seminar focused on honing fundamental skills such as project management, communication and team leadership.

Mobility
Career management's mission is to offer employees the widest possible range of opportunities for professional advancement, by leveraging the diversity of the Group's activities as well as its worldwide dimension.

Job vacancies in France are posted on an intranet site, which is regularly updated. In 2001, 639 positions were advertised and 1,130 CVs were submitted via this channel.

At the international level, expatriation procedures have been defined for all divisions, territories and subsidiaries. A guidebook has been made available to expatriates via an intranet, giving them complete information on expatriate compensation packages, the support available to expatriates and their families, and social welfare benefits (medical plan, insurance, emergency procedures).

Competitive salaries
A dedicated Human Resources team has been set up to ensure that the Group offers competitive salaries comparable to market rates in the business and the country concerned.

Of the 214 senior executives who changed jobs within the Group in 2001:

- 50% moved between divisions, business units or functions
- 25% moved between France and another country

Managing employment levels

Looking ahead while managing change
BNP Paribas actively manages its employment levels, with three goals in mind: meeting staffing needs for business expansion, pursuing productivity gains and ensuring that the skill-base is renewed.

Using proven Human Resources planning tools, the Group has smoothly carried out the necessary adjustments to employment levels in France.

At the same time, the necessary staff have been recruited to beef up resources and renew the skill-base. In 2001, the Group undertook an unprecedented recruitment programme, covering all of its businesses, but especially focused on Retail Banking in France, Securities Services and Retail Financial Services.

BNP Paribas, an employer of choice (France)

- CVs received from 104,000 candidates, 30% via Internet
- 16,000 candidates interviewed
- 4,462 hired to work in the Group in France
- 2,388 hired by BNP Paribas SA

Employee savings

High worldwide take-up of employee share issues
At the time of the BNP Paribas merger, a worldwide employee share issue was launched to involve employees more closely with the Group and its share performance.

70% of eligible employees and pensioners worldwide took part in the issue, representing 56,794 persons. In France, the take-up rate was even higher at 80%.

A second worldwide issue was carried out between 21 May and 7 June 2001. Conditions on the stock markets were less favourable at the time, but the response was just as good, with 52,428 employees investing a total of EUR 266 million. To simplify the process in France, subscribers were for the first time given the option of paying for their shares over the Internet, and 83% of active employees took advantage of this opportunity.

An innovative match-funding plan
BNP Paribas continued its innovative match-funding policy, which optimises the advantages for employees subscribing to the employee share ownership plan and promotes a high take-up rate among lower paid employees.

In total, 41,000 employees had EUR 1.8 billion invested in the Group's employee share ownership plans as of 31 December 2001, of which EUR 1.5 billion was invested in BNP Paribas shares.

Employment-management communication

Continuous dialogue
BNP Paribas communicates regularly with employees in an organised framework. The Group seeks, whenever possible, to establish formal agreements.

To achieve maximum effectiveness, discussions take place at the national level, as well as in decentralised environments that are closer to operational realities.

Numerous agreements signed
This spirit of dialogue and cooperation led to the signing of 30 company agreements over the 2000-2001 period, covering all aspects of employee-employer relations.

During 2001, the existing benefit programmes and conditions of employment prior to the merger were harmonised, and the 35-hour week agreement signed in 2000 was implemented. This master agreement was tailored to local situations, especially in the branch network, by introducing various formulas to reduce working hours.

During preparation for the introduction of euro notes and coins, an industry-wide agreement was signed concerning safety. Negotiations were immediately opened at the Group level and led to a unanimous agreement on safety measures, including greatly increased security in the BNP Paribas branch network.

The "euro-angels"

- Some 5,000 students were recruited throughout France to work as "euro ambassadors".
- The "euro ambassadors" were deployed throughout the branch network to inform customers and help them to execute basic transactions.
- Staff working in the branch network pulled out all the stops to guarantee a smooth transition to the euro.

Lim Beng Kooi is a walking miracle. In September 1996, upon his return from a trip to Djakarta, he fell victim to Guillain-Barré syndrome, a rare inflammatory disorder that affects the myelin and nerve ending sheaths in the region of the spinal cord and causes paralysis. After several weeks in hospital, he needed many months of physiotherapy to recover his muscular capacities. Surviving this disorder significantly changed the course of his life. "In 1998, David Lim, an explorer who was leading an expedition on Mount Everest suffered from the same disorder as me. I read about his illness in the press and my wife urged me to visit him. After this I began visiting other victims of the syndrome in hospital, to encourage them to face issues with a positive and optimistic attitude."



As well as being Managing director, Corporate Banking in Singapore, I decided to visit people in hospital to show them walking proof that we do recover from this syndrome.


Confronting an illness can sometimes be as difficult and challenging as climbing the world's highest mountain. No one can face up to that type of challenge without support.

Ethics-Compliance

The Group's ethics and compliance activities have been profoundly influenced by the exceptional events of 11 September 2001 and by the steady stream of laws, regulations and industry recommendations issued throughout last year. In France, examples include the "NRE" law of 15 May 2001, the 15 November 2001 law on routine security measures and the 28 November 2001 law authorising ratification of the International Convention for the Suppression of Terrorist Financing. 2001 also saw the publication of the draft European directive on insider trading and market manipulation, the Basel Committee's recommendations on "customer due diligence for banks", the *Conseil des Marchés Financiers* draft regulations dealing with financial analysis in France, and working papers drawn up by the Committee of European Regulators as well as by stock market regulators in many countries.

The organisation and resources of the Group's Ethics and Compliance function were strengthened during 2001. In July, the department was made responsible for the prevention of money laundering and corrupt practices, and in September, it took on responsibility for preventing the financing of terrorist activities. Ethics Correspondents have been named in all of the Group functions and Ethics Officers have been appointed in all core businesses, business lines, territories and subsidiaries.

Procedures have been updated and strengthened, to fulfil the Group's internal requirements and also to comply with the new legal and regulatory provisions. BNP Paribas SA has added a section on Ethics to its internal rules, dealing with employees' obligations. These include non-disclosure of privileged information, protecting confidential data, preserving the integrity of the markets, systematically putting the interests of customers before those of the Bank, refraining from using privileged information for personal gain and contributing to the prevention of money laundering and corrupt practices. In addition, specific rules have been drawn up for staff engaged in sensitive activities, including personal asset managers, financial analysts, fund mangers and traders. Rules of conduct to prevent money laundering, corrupt practices and the financing of terrorist activities have been updated and sent out to all employees with guidelines for their application. Many other procedures have been updated, dealing with disclosure thresholds, lists of supervised accounts and suspensions of banking privileges, as well as procedures tailored to the specific activities of certain business lines. The introduction of the new procedures and more stringent ethical requirements was backed up by training and awareness programmes.

Fight against terrorism

The events of 11 September 2001 triggered an unprecedented drive against terrorism by the banking industry in France, the European Union and many other countries. The Group responded promptly to calls by the authorities for Ethics teams to remain constantly on their guard and put all entities worldwide on permanent alert.

BNP Paribas immediately implemented the instructions issued by the French authorities, calling on banks to "exercise extreme vigilance" and to be "extremely diligent" in reviewing their customer lists and scrupulously complying with all of the laws and regulations dealing with terrorism (letters from the Governor of the Bank of France and the Chairman of the Commission Bancaire dated 26 September, 15 October and 12 November 2001). The Group also took immediate action to ensure that it complied with the requirement to "monitor proper application of rules governing the freezing of customer assets" established in European regulations that are directly applicable under French law, as well as the French decrees on this subject (letter from the Directeur du Trésor dated 14 November 2001). On 27 December 2001, the European Council decided to implement specific restrictions to help in the fight against terrorism. Similar measures have been taken in the various countries where the Group conducts its business.

As of 28 September, in application of a decision by the Chairman and Chief Executive Officer giving the Ethics - Money Laundering Prevention unit responsibility for the fight against terrorism, instructions were issued to mobilise all employees. Emergency measures were taken and a procedure was set up to distribute requests for information and action received from the authorities concerning companies and individuals suspected of having links to terrorist organisations, and to report the results of the searches carried out in response to these requests.

All of the core businesses, business lines, territories and subsidiaries took action to increase employee awareness of the vital need to obtain adequate information about customers and to monitor their transactions, by issuing reminders of the rules to be followed in this regard.

Extracts from the texts in force within the Group dealing with ethical issues

Individual responsibility

"All BNP Paribas employees throughout the world have an absolute obligation to exercise diligence and to contribute to the development of the Group on a loyal and fair basis, giving precedence to the interests of customers and without affecting in any way the integrity of the markets. All employees are required to unreservedly implement the measures decided by the Group to prevent the laundering of the proceeds of crime, corrupt practices and the use of the banking and financial system in connection with terrorist activities." (Memorandum issued by the Ethics depatment)

Fight against money laundering and corrupt practices

"If any member of staff has suspicions about any customer or transaction, he or she must notify his or her superior immediately ....
... Each Group employee has a duty to notify his or her superior and a member of the Ethics-Compliance department.
And managers and the Ethics-Compliance department have a duty to act in compliance with local laws and the BNP Paribas code of ethics, which should underpin the conduct of staff throughout the world" (Letter dated 14 December from Michel Pébereau to all Group employees on the prevention of money laundering and corrupt practices)

Fight against terrorism

Following the events of 11 September 2001, Michel Pébereau issued the following instructions to all Group employees:
"In the current circumstances, as in more normal circumstances in our business, our management principles, values and code of ethics allow us to determine the appropriate attitude and course of action...
.... It is up to each Group entity to respond immediately and diligently to all requests for information received from the relevant authorities, to strictly implement their instructions based on the specific legal and regulatory context in their country and to take all necessary initiatives ..."

Prevention of the laundering of the proceeds of crime

"Money laundering activities are not restricted to the laundering of "drug money". Other criminal organisations also seek to launder the proceeds of their activities.
These proceeds can come from:
- *Serious attacks on human life or human dignity:*
  - *racketeering;*
  - *prostitution;*
  - *traffic in human organs;*
  - *kidnapping;*
  - *sequestration;*
  - *armed robbery;*
  - *clandestine work;*
  - *arms trafficking.*
- *Illegal financing of political activities*
- *Corruption of foreign government employees, to secure commercial contracts."*

(Instructor's Manual/Group Human Resources)

Respecting the integrity of the markets

"Respecting the integrity of the markets means refraining from any action that would be likely to disrupt the normal operation of the market or to secure an unjustified advantage for the Bank or the individual, to the detriment of one or several other operators ... To this effect, all employees are banned from using privileged information for their personal benefit." "Employees, like all persons who have access to privileged information in the course of their work, are banned from carrying out any transactions for their own account, directly or through any third party, before such privileged information is made public. Employees are likewise banned from disclosing any privileged information to a third party...
... They are also banned from publicly spreading any false of misleading information, by whatever means, that would be likely to affect the price of any securities or the financial instruments markets."

(Internal rules - Ethics section)



Living is an art that requires respect for traditions and a passion for doing things properly.

Outside my job as manager of the Liquidity and Payments department, I keep very close ties with the history of my country.

Atsuko is an expert. She has practised the delicate art of serving tea for seventeen years, following traditions more than four centuries old. She waits for the lights to go out in order to fully experience the calm and silence of the room that will serve as the stage for the tea ceremony. "The tea ceremony requires a high degree of discipline and control. The ceremonies are periods of absolute calm, completely different from the bustle of modern life. We are able to concentrate on each of our movements individually. These are unique moments."

Customer and supplier relations

A customer-focused development strategy

BNP Paribas has adopted a customer-centric strategy, grounded in the principle that sustainable development hinges on sustained customer satisfaction. The Group's expanding brand equity testifies to the success of this strategy and acts as a powerful incentive for employees throughout the world to offer customers the highest quality service, day-in day-out. Putting the customer's interests first is one of the core requirements of the Group's code of ethics which is applicable to all employees.

The BNP Paribas marketing policy focuses on delivering an array of banking and financial services closely tailored both to customers' needs and to the resources of a global banking institution. The Group's 80,000 staff worldwide daily put their experience and their expertise to work, offering innovative solutions to several million retail customers, several hundred thousand small businesses and several thousand corporate customers.

Building customer loyalty is a core objective of the Retail Banking in France division.

The division's strategy in this area is based on:

- a service quality policy that is designed to enhance customer satisfaction, making them more likely to stay with BNP Paribas and to use the bank for the majority of their banking and financial services needs. Customer satisfaction surveys are conducted each year to measure the division's success in this area;
- regular communication with customers. Personalised letters are sent out periodically to customers, to strengthen their relationship with the bank (estime value). The content of these letters is geared to customer segments, ensuring that all customers receive the financial and banking information they require (use value);
- customer loyalty programmes. Long-standing customers and customers who place a lot of their banking and financial services business with the Group are offered price incentives to encourage them to use BNP Paribas for all their needs;
- customer segmentation. This approach ensures that customers are assigned an account manager with expert knowledge of the products and services they require and also that marketing initiatives target the specific needs of each customer segment;
- sales indicators (event indicators, marketing offer take-up rates, customer turnover rates, etc.). These indicators pinpoint marketing opportunities and customers who might be thinking of leaving the bank, helping sales staff to direct their efforts more effectively and to factor in changes in the needs of individual customers;
- multi-channel banking services. These services help to build long-term relationships with customers by enhancing customer satisfaction and significantly raising the number of contacts initiated by the bank that score direct hits.

Mystery customers

This control procedure plays a key role in testing customers' perception of BNP Paribas service quality and assessing compliance with Group standards. Twice a year, BNP Paribas branches receive the unannounced visit of "mystery customers" who are in fact employees of the Bank. Each branch is visited by "mystery customers" between one and three times, depending on the branch's size. Each "mystery customer" acts out a scenario that allows him or her to obtain an objective view of the way in which customers are welcomed and of how efficiently their needs are dealt with. Between September and November 2001, 2,777 visits were made to 1,915 branches.

Dealing with unsolicited customer comments

Unsolicited customer comments are a valuable source of information, because they give BNP Paribas first-hand insight into the concerns of customers and their everyday grumbles about their bank. To respond more effectively to customer complaints, letters received by BNP Paribas Group management are now dealt with by an independent specialist entity. Complaints received locally by the branches are dealt with directly by the account manager so that the situation can be resolved more quickly and efficiently. Lastly, a Customer Relationship Quality Officer has been appointed to help ensure that the entire organisation focuses on putting the customer first.

The loyalty programme

In 1999, BNP Paribas launched a loyalty programme based on customers' relationships with the bank. The programme rewards customers for staying with the Bank by offering them discounts on new products. It is very straightforward and does not entail any formalities. On each anniversary of the date when the customer opened an account with BNP Paribas, he or she earns an entitlement to a certain percentage discount. The entitlements, which are cumulative and can be used at any time in the five years following the date of grant, allow customers to obtain a discount on mutual fund unit purchase fees, the first monthly instalment of a loan, or various service fees (e.g. bank cards and safety deposit box rental). The entitlements can be transferred to other family members. For instance, grandparents can pass on their discounts to their grandchildren.

Large-scale customer satisfaction survey

"Change your bank without changing your banker". This was the challenging slogan used by BNP Paribas in April 2001 to launch France's largest-ever survey by a private company. Questionnaires were sent directly to customers' homes and placed on counters in all of the branches in the domestic network. BNP Net customers were also given the option of filling in online questionnaires. BNP Paribas commissioned Sofres to conduct the survey and analyse the replies, with the aim of guaranteeing confidentiality and ensuring that the results were analysed objectively.

The response rate was excellent and the replies received provided valuable insight into the way that customers perceive BNP Paribas' service. The survey revealed a high level of customer satisfaction. To the question "Overall, as a customer of BNP Paribas, are you very satisfied, fairly satisfied, not very satisfied or dissatisfied with your bank ?" 75% of customers stated that they were satisfied (for those who responded over the Internet, the figure was 79%).

The main lesson to be learnt from the survey is clear – the Bank's future lies in offering customers an increasingly personalised service. BNP Paribas has been actively working in this direction for many years, and the launch of multi-channel banking should provide an initial response to customer expectations. BNP Paribas is upgrading its services to meet the needs of customers, who are increasingly demanding, better informed and ready to play a more active role in their relationship with their bank. BNP Paribas has taken on board the expectations expressed by its customers and has turned these into a set of short-term objectives.

Group purchasing policy

BNP Paribas has launched a vast global purchasing programme that has been rolled out Group-wide. The 40-member Global Procurement Group based in Paris, London, the United States and Asia is dedicated to optimising the Group's external purchasing costs.

In 2001, the team managed over EUR 4 billion worth of purchases, spanning seven main areas:
- facilities;
- technology and telecoms;
- information sources (Reuters, Bloomberg and other databases, brokerage fees);
- human resources (temporary staff, training);
- consumables (paper, office equipment, etc.);
- communication and marketing;
- professional services (travel, consulting services, etc.).

The Global Procurement Group focuses on striking an appropriate balance between the sometimes conflicting needs to develop high quality products for customers and to reduce the Group's recurring costs.

To meet the goal of lowering costs, BNP Paribas has stepped up its supplier selection procedures and tightened up management of the supplier portfolio. Master supplier agreements include long-term development clauses and other clauses designed to ensure that suppliers comply with the BNP Paribas ethical vision, as well as with employment and other laws and regulations in force in the various countries.

The Global Procurement Group is responsible for negotiating worldwide contracts. The team also participates in negotiating regional contracts and determines the policy to be followed for local contracts.

Cash Customer Service

Cash Customer Service, a customised after-sales service for cash management products and services offered to the Bank's large corporate customers, obtained ISO 9001 certification in the Spring of 2001. Unique in Europe, Cash Customer Service offers large corporate customers the services of a dedicated specialist to monitor their domestic and international transactions on a daily basis. The specialist alerts the customer to any system errors or breakdowns and ensures that the problem is resolved without delay. ISO 9001 certification represents a guarantee of quality for users of the Cash Customer Service. It is the most demanding ISO standard in terms of customer satisfaction, guaranteeing overall service quality, as well as the expertise and continuous training of staff.

Quality programmes

The BNP Paribas quality policy launched in 1988 is rooted in the twin aims of reconciling the interests of customers, shareholders, employees and other stakeholders, and meeting the goals of sustainable development.

The Group's Quality Action Plan encompasses all requisite measures to raise satisfaction levels among all stakeholders. Many of these measures are based on a commitment to enhance the quality of service delivered to customers and shareholders.

The Group Quality Committee drives the quality improvement process, approves projects included in the Quality Action Plan and monitors their implementation.

The network of Quality officers is responsible for leading and supporting quality improvement initiatives launched by the operating units and the corporate departments. Etincelle, the BNP Paribas Group suggestion system, rewards staff who come up with ideas to improve quality at local or national level. Winning suggestions concern improvements to customer service, business performance and working conditions. Each year, around 3,000 to 5,000 suggestions are received.

BNP Paribas has also launched various ISO certification programmes. As of 31 December 2001, 37 processes were ISO-certified, including Cash Customer Service. The Quality intranet gives all employees access to information about the organisation of the Group's quality policy, structures, strategies, methods and tools. For the time being, the intranet serves primarily to raise awareness of quality issues within the organisation but later on it will be used to promote the sharing of best practices. Quality programmes have also been devised with a view to regularly improving all internal processes by involving each member of the organisation in an integrated drive to enhance overall performance. It is a program which involves all employees.



As well as being a volunteer fire-fighter, I also work for the fire-fighting youth group federation. It is important for me to work with young people and teach them about motivation, courage and teamwork.

At 29, Nicole, a Systems and Networks manager, isn't afraid of taking risks and believes that women are just as brave as men when it comes to looking danger in the face; "I've been a member of a volunteer fire brigade in Frankfurt for four years. Like every volunteer fire-fighter I went through two years of training and examinations. We are mainly called on for technical assistance after storms, during floods or to provide first aid to victims of road accidents, but we also fight fires." Volunteers fire-fighters in Frankfurt are on standby from 6 p.m. to 6 a.m. and may be called out any time of the day during weekends and holidays.



Performing a community service makes for a more fulfilling life.

Credit Policy

The BNP Paribas Risk Policy Committee has drawn up a General Credit Policy setting **guidelines** for businesses giving rise to a credit risk.
These **guidelines** apply in all circumstances, *representing an essential backdrop to the development* of the Bank's businesses. Where necessary:
- specific guidelines are issued for each business line, to clarify certain issues and factor in differences in business environments;
- "Specific Credit Policies" are issued, applicable to certain categories of borrowers or to particular businesses.

The general principles underlying this policy, as they relate to sustainable development, can be summarised as follows:
- **ethics**: BNP Paribas sets the very highest standards of integrity and complies with all ethical, regulatory, legal and tax rules in force in each of the countries where it does business. BNP Paribas respects the rights of all external parties;
- any **conflicts of interest** arising from BNP Paribas' various obligations towards each of its customers, and any cases where the interests of the Bank differ from those of its customers or its own representatives, are examined and resolved by the representatives of the business lines, in cooperation with the Risk Management, Ethics and Compliance and Legal departments. Employees of the Bank all have a duty to report to their superior any conflicts of interests that come to their attention, especially where they are directly or indirectly involved;
- **prior approval**: new products may not be launched in the market and new business lines may not be developed until they have been approved and the conditions governing their launch or development have been established;
- **risk-taking responsibility**: the business lines have full responsibility for their credit risks. Any **specialised business** must be conducted by or with the technical support of designated specialists;
- **resistance to pressure**: under no circumstances may the Bank's decision-making criteria or procedures be by-passed due to commercial pressures or timing constraints;
- **due diligence** work must be performed using all appropriate internal and external resources, and must cover all the risks and hazards associated with the planned transactions. The due diligence must cover, in particular, technical, operating, legal and ethical issues;
- **monitoring**: each risk must be constantly monitored *and included in periodic formal reviews;*
- **diversification** of the Bank's loan book is a key component of effective risk management;
- **customer selection**:
  - BNP Paribas does business only with counterparties that are sufficiently well known to the Bank or have an unchallenged reputation in their market or are introduced by third parties fulfilling these criteria;
  - the Bank requires its customers to match its own very high standards of integrity and systematically verifies that funds deposited with the Bank come from legitimate sources;
  - the Bank refuses to provide any services to operators in any sector suspected of having *links to organised crime;*
  - the Bank takes into account the risks associated with its responsibility to protect the environment.
  - BNP Paribas takes steps to ensure that it is not exposed to any unreasonable concentration of risks on a single customer;
- **financial information**: corporate customers are required to provide three years' worth of audited financial statements (unless these are not available for specific, clearly explained reasons), including consolidated and non-consolidated accounts of entities that are members of a group. Particular attention is paid to off-balance sheet items, changes in fiscal year-end and changes in group structure;
- **transparency**: in accordance with the BNP Paribas code of ethics, the Bank refuses to execute any transactions that are designed to mislead third parties about the financial condition of its customers;
- **asset sales and syndications**: BNP Paribas refuses to sell to other investors any financial instruments that it would not be prepared to carry in its own books due to:
  - weaknesses in the structure of the instruments or the related documentation,
  - misgivings about the integrity of the debtors.

For more detailed information about risk management, refer to the "Report of the Board of Directors".

Protecting the environment

As a banking and financial services group, BNP Paribas has only a limited impact on the environment. Nevertheless, systems are being set up to measure this impact. Tools to organise and monitor energy consumption are being redefined and are scheduled to be installed in the energy distribution networks of the Group's office buildings by the end of 2002. Within the next few months, fluids consumption will be systematically measured in order to accurately assess the quantitative impact of the action taken to reduce consumption, as well as the Group's overall environmental performance.

BNP Paribas also keeps a close watch over the reprocessing of waste. All paper and boxes at the national document storage centre in Saran are recycled and transported in sealed containers. In 2001, the centre delivered a total of 1,575 tonnes of paper for recycling.

Office and branch facilities are designed to blend in with the local architecture – for example the Cours Mirabeau branch in the historic centre of Aix en Provence – or to create architectural landmarks, such as the Place du Marché Saint-Honoré building in Paris, designed by Ricardo Boffil. Existing retail banking branches are regularly refurbished and kept in a good state of repair, adding to the value of the sites.

For example, when BNP Paribas undertook the construction of several buildings in Montreuil, a Paris suburb, to house the 3,000 staff employed in the Information department, its teams worked closely with the municipal authorities to breathe new life into the Valmy district of the town by restructuring and renovating the entire quarter. This commitment to ensuring that the Group's facilities blend in with the local environment also extends to landscaping.

When it came to building the BNP Paribas worldwide training centre, located in a 57-acre park to the west of Paris, the Group organised a competition to select the



In the area of office fittings, when it came to selecting a supplier of carpeting, BNP Paribas examined a number of bids. The contract was finally awarded to Interface, a world learder in industrial ecology, in recognition of this company's competitive prices and service offer allied with a strong commitment to sustainable development.

design that would fit in best with the natural landscape. In addition, work was carried out in the park to secure its classification as a bird sanctuary by the French Bird Protection League (LPO). Thanks to the abundant sources of food, a large number of species have set up home in the park and many others make it a stopping off point during migration.



BNP Paribas contributes on a large scale to financing purchases of energy-saving and environmental protection equipment by companies and local authorities, through its two specialised leasing companies, Natio Energie and Parifergie. As of 31 December 2001, these two companies had lease financing of EUR 357 million on their books.

The Group also actively assists local authorities in financing infrastructure projects to improve the environment, in the areas of water, waste management and public transport for example. In February 2001, the Group acted as advisor to the city authorities of Guayaquil (the economic capital of Ecuador) for the granting of a 30-year concession to supply water to the city's 2.5 million inhabitants. Later on in the year, in November, BNP Paribas was selected as advisor for Europe's largest merger in the renewable energy sector, involving two producers of wind power.

In its new Geneva building, BNP Paribas has adopted the recently-developed cold ceiling technology. Representing an energy-efficient and more healthy alternative to air-conditioning, the technology involves installing refrigerated water pipes in the ceiling, so that air is automatically cooled when it comes into contact with the ceiling.

Most participants in the financial-industry Telethon are sports enthusiasts.
During a 24-hour period, relays are organised around the French Stock Exchange building, the goal being to run as many laps as possible. Each lap earns a designated sum of money.



I run very regularly and this event is a chance for me to do good. It is important to help others. All that amazing effort is for a worthy cause and it is fun to pull together.



When actors Dean Martin and Jerry Lewis launched the first Telethon in November 1953, they had no idea that their commitment would touch so many lives even 50 years later. The financial-industry Telethon was a success again this year. "We met up with about 40 colleagues from Opéra group on the Friday evening to run around the Bourse building", explains Bernard, treasurer of the sports association and manager of a Paris-based branch. "I went back on Saturday morning. In all, I did 80 laps, or about 25 kilometres. Then we presented our cheque in person at the France Télévision studio."

Sponsorship & Patronage

Fondation BNP Paribas, a long-term patron

As a leading player in the economy, BNP Paribas has long been involved in patronage activities that underscore the Group's commitment to making a positive and proactive contribution to cultural and social life. Fondation BNP Paribas gives new expression to the Group's core values of commitment, ambition, creativity and responsiveness.

The Foundation's hallmark is the way in which it helps those who receive funding on a daily basis. Catering for the personality and ambitions of each individual, the Foundation provides not only time, advice and on-the-spot assistance, but also logistical resources and access to the BNP Paribas worldwide network of contacts. What sets the Foundation apart is its deep understanding of the needs of its partners.

The Fondation BNP Paribas offers long-term commitment. Its partnerships last on average five years, longer in the case of continuing support for an institution. Where the objective is to foster young talent or new projects, withdrawal from its involvement is gradual.

Through the 50 or so projects supported in 2001, the Fondation BNP Paribas worked to:

- preserve and promote awareness of artistic and musical heritages;
- encourage artistic expression, support creativity and promote the French language;
- assist leading-edge medical research and combat various forms of social exclusion.



Prof. Jean-Laurent Casanova, 41, heads a 20-strong team of researchers at the human genetics and infectious diseases unit at the Hôpital Necker in Paris. Support from the Fondation BNP Paribas has enabled his team to acquire the necessary equipment to conduct research into the genes responsible for a predisposition to infection.

Corporate backing for genetic research

As an extension of BNP Paribas' sponsorship of the annual Telethon, the Fondation BNP Paribas decided to focus efforts on the battle against genetic diseases. With the support of the Scientific Committee of the Fondation pour la Recherche Médicale, a medical research foundation, the Fondation BNP Paribas is supporting seven recently-established laboratories typical of a new generation of research units springing up throughout France. The support is to be provided over a three-year period.

Le retour des Caravelles, an adventure shared by the Old and New Worlds



As a sponsor of "Les chemins du Baroque en Amérique latine", a wide-ranging project shedding light on the huge body of Baroque works that sprang from the meeting of European and Latin American music, the Fondation BNP Paribas teamed up with the K617 music label to promote a special, month-long celebration of Latin American Baroque music. It was a unique opportunity to introduce the public to musical scores rediscovered over the past 15 years. The works were played by Latin American and French ensembles in some 20 French cities and towns.

A tennis partner for 29 years

Official sponsor of the French Open at Roland Garros, BNP Paribas has worked alongside the French Tennis Federation (FFT) since 1973 and contributed to the development and success of this world-renowned tournament. The BNP Paribas logo is highly visible not only at courtside but in all of the FFT's communications tools, from public relations to the Internet to print publications. This exposure raises brand awareness among three billion TV spectators in 170 countries.

BNP Paribas' commitment to the game stretches back 29 years and is one of the longest in the history of sports sponsorship. At the end of 2000, BNP Paribas decided to build upon its strong credentials and carry its commitment to tennis a step further.

A global strategy

In 2001, BNP Paribas decided to focus its sports sponsorship programmes on tennis, the second most popular spectator sport, and become a partner to tennis players of all levels throughout the world.

The Group increased its presence at tennis events and supported coaching programmes, not only for world-class professionals, but also for the very young amateur players who dream of becoming the tennis stars of the future.

The BNP Paribas brandname is now associated with major professional competitions, including Roland Garros and the other Grand Slam tournaments, the Paris Bercy Tennis Masters Series, and from 1 January 2002, the "Davis Cup by BNP Paribas" in 142 countries, broadcast to two billion spectators.
BNP Paribas is also associated with many other important men's and women's tournaments, such as in Nice, Strasbourg, Poitiers and Toulouse, as well as in New York as part of the BNP Paribas Senior Masters Tour.

Present at the local level

BNP Paribas provides year-round support to local tennis clubs throughout France. It is an official partner of an innovative tennis learning programme called the Progressive Tennis Initiative, developed by the FFT for 10,000 local clubs and catering for children, teenagers and adults alike. It is also a partner to half of the country's 31 leagues, to 300 club tournaments and to numerous large amateur tournaments.


L'OLYMPIA, CRISTAL PRODUCTION ET PARIS JAZZ BIG BAND,
PRÉSENTENT
PARIS JAZZ BIG BAND
INVITÉS
A L'OLYMPIA
BRUNO COQUATRIX
le 21 janvier 2002
à 20h30

Sponsor of the Paris Jazz Big Band since it was founded in 1999, the Fondation BNP Paribas helped the group record its first two CDs, A Suivre *and* Méditerraneo, *and supported the concert it gave at the famed Parisian music hall, the Olympia.*

New jazz enthusiasts

For several years now, the Fondation BNP Paribas has lent a sympathetic ear to jazz and has helped this form of expression to reach new audiences.
The Foundation sponsors the Manuel Rocheman and Murat Ozturk trios, the Jacques Vidal Quintet, the Moutin Reunion Quartet and the Paris Jazz Big Band.

The decisive moment when Gustavo Kuerten seized the victory at the French Open at Roland Garros in 2001.


BNP PARIBAS
BNP PARIBAS


8-10 ФЕВРАЛЯ
РОССИЯ-ШВЕЙЦАРИЯ
DAVIS CUP
by BNP PARIBAS
КУБОК ДЭВИСА
1/8 ФИНАЛА
С/К «ОЛИМПИЙСКИЙ»
СБОРНАЯ РОССИИ: ЕВГЕНИЙ КАФЕЛЬНИКОВ, МАРАТ САФИН, МИХАИЛ ЮЖНЫЙ, АНДРЕЙ СТОЛЯРОВ
ЗАКАЗ БИЛЕТОВ
www.tennis-russia.ru тел.: 956-33-60
BOSS

Since last year, BNP Paribas' name has been associated with the official licence issued to France's 1,100,000 tennis players. Beginning in 2002, the international competition for 16-18 year-olds from around the world will become the "Junior Davis Cup by BNP Paribas". Finally, BNP Paribas actively supports tennis at university level through the Fédération Française du Sport Universitaire and also promotes wheelchair tennis through its support of the Fédération Française Handisport.

Since 2001, the Group has supported "Fête le Mur", a non-profit association founded and run by Yannick Noah that uses tennis as a medium to promote social cohesion in the disadvantaged neighbourhoods of 18 French cities and towns. Fête le Mur plans to open new sites and to create a centre to train promising young players.

Through its wide-ranging, yet coherent and balanced programme of sponsorship, BNP Paribas has shown that, like its relationships with customers the world over, its involvement with the game of tennis is a long-standing one, based on commitment, performance and trust.

Soon after I joined the banking industry, I became interested in the banknotes that I handled as part of my work. I then became interested in coins, with a preference for those of Roman origin.



For the past 32 years, Gilles has lived in Barcelonnette in Southeastern France, where he is employed in a retail bank branch. His love for the Ubaye valley led him to explore the region's history. In so doing, he adopted the novel aproach of studying ancient coins. This passion led Gilles to attend a course given by the CNRS (French national scientific research body) at the Bribacte archaeological centre in Mont-Beuvray. "For my study on money circulation, I have inventoried between 200 and 250 Gaulish and Roman coins. It took me months to complete the task." Gilles's high-quality work has been rewarded by an authorisation from the Aix-en-Provence department of cultural affairs to carry out archaeological research on a voluntary basis.


Coins are the repository of our historical legacy.
They represent links between civilisations.

BNP Paribas Financial







The Board of Directors and the Committees of the Board (Corporate governance)

Board of Directors

as of 28 February 2002 [1]

Michel Pébereau

(Chairman and Chief Executive Officer of BNP Paribas)
Born on 23 January 1942
Elected on 22 May 1997. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 55,003

Director of:
Lafarge
Saint-Gobain
TotalFinaElf

Member of the Supervisory Board of:
Axa
Galeries Lafayette
Dresdner Bank AG/Germany

Permanent representative of BNP Paribas on the Board of:
Renault

Patrick Auguste

BNP Paribas executive
Born on 18 June 1951
Elected on 6 March 2000 for 6 years
Number of BNP Paribas shares held: 120

Claude Bébéar

(Chairman of the Supervisory Board of Axa)
Born on 29 July 1935
Elected on 23 May 2000. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 2,096

Chairman of the Board of Directors of Finaxa

Director of:
Schneider Electric
Axa Assurances Iard Mutuelle
Axa Assurances Vie Mutuelle
Axa Conseil Vie Assurance Mutuelle
Axa Courtage Assurance Mutuelle
Axa Financial Inc./USA
Lor Patrimoine

Jean-Louis Beffa

(Chairman and Chief Executive Officer of Compagnie de Saint-Gobain)
Born on 11 August 1941
Elected on 22 May 1997. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 9,393

Vice Chairman of the Board of Directors of BNP Paribas

Chairman of Claude Bernard Participations

Director of:
Vivendi Universal
Groupe Bruxelles-Lambert/Belgium
Saint-Gobain Cristaleria SA/Spain
Saint-Gobain Corporation/USA

Permanent representative of Saint-Gobain on the Board of:
Le Monde Entreprises (Sorefo)
Saint-Gobain PAM

Jack Delage

BNP Paribas employee
Born on 26 January 1946
Elected on 31 January 2001 for 3 years
Number of BNP Paribas shares held: 30

(1) Information concerning the number of shares held and other directorships and equivalents was correct at 31 December 2001. Directorships presented in italics are not governed by the provisions of Act no. 2001-420 of 15 May 2001 concerning multiple directorships.

Bernd Fahrholz
(President of the Management Board of Dresdner Bank, Frankfurt)
Born on 4 August 1947
Appointed on 8 June 2000. Appointment ratified at the AGM of 15 May 2001. Term expires at the 2005 AGM
Number of BNP Paribas shares held: 10

Director of:
Advance Holding AG/Germany
Banco General de Negocios SA/Spain
BMW AG/Germany
Dresdner Kleinwort Benson North America Inc./USA
Fresenius Medical Care AG/Germany
Heidelberger Zement AG/Germany
Reuschel & Co./Germany

Michel François-Poncet
(Vice Chairman of the Board of Directors of BNP Paribas)
Born on 1 January 1935
Elected on 23 May 2000. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 11,400

Chairman of BNP Paribas Suisse SA/Switzerland
Vice Chairman of Pargesa Holding SA/Switzerland

Director of:
Finaxa
LVMH
Schneider Electric
TotalFinaElf
BNP Paribas UK Holdings Limited/United Kingdom
Erbé/Belgium
Power Corporation, Canada
Vittoria Assicurazioni/Italy

Member of the Supervisory Board of Axa

Jacques Friedmann
Born on 15 October 1932
Elected on 4 May 1999. Term expires at the 2005 AGM
Number of BNP Paribas shares held: 2,471

Director of:
TotalFinaElf
Vivendi Universal

François Grappotte
(Chairman and Chief Executive Officer of Legrand)
Born on 21 April 1936
Elected on 4 May 1999. Term expires at the 2005 AGM
Number of BNP Paribas shares held: 1,150

Director of France Télécom
Member of the Supervisory Board of Michelin

Paul-Louis Halley
Born on 11 September 1934
Elected on 23 May 2000. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 1,849

Chairman of the Supervisory Board of Paroma SCA

Director of:
Carrefour
Halley Frères SA
Noyon SA

Philippe Jaffré
(Chairman and Chief Executive Officer of Europ@web)
Born on 2 March 1945
Elected on 22 May 1997. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 5,570

Chairman of the Supervisory Board of Zebank

Alain Joly
Chairman of the Supervisory Board of Air Liquide
Born on 18 April 1938
Elected on 22 May 1997. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 2,076

Chairman and Chief Executive Officer of:
Air Liquide International Corporation/USA
American Air Liquide, Inc./USA

Director of:
Lafarge
Société d'Oxygène et d'Acétylène d'Extrême-Orient

Denis Kessler
(President of the Fédération française des Sociétés d'Assurance – FFSA)
Born on 25 March 1952

Elected on 22 May 2000. Term expires at the 2003 AGM
Number of BNP Paribas shares held: 406

Vice President of Mouvement des Entreprises de France - Medef
Chairman of Sicav Horizon 2

Director of:
Associés en Finance SA
Bolloré Investissement
Dexia SA/Belgique

Member of the Supervisory Board of:
ABF Capital Management SA
Vendôme-Rome Management SA
Cetelem
Cogedim SAS

Jean-Marie Messier
(Chairman and Chief Executive Officer of Vivendi Universal)
Born on 13 December 1956
Elected on 4 May 1999. Term expires at the 2005 AGM
Number of BNP Paribas shares held: 200

Chairman of the Supervisory Board of:
Groupe Canal +
Vivendi Environnement

Director of:
Alcatel
Compagnie de Saint-Gobain
LVMH
UGC
Echostar Communications Corporation/USA
Fomento de Construcciones y Contratas SA/Spain
New York Stock Exchange/USA
USA Networks/USA

Chairman of:
Fondation d'Entreprise Vivendi Universal
Vizzavi Europe/United Kingdom

Jean Morio
(BNP Paribas employee)
Born on 2 April 1948
Elected on 31 January 2001 for 3 years
Number of BNP Paribas shares held: 10

Lindsay Owen-Jones
(Chairman and Chief Executive Officer of L'Oréal)
Born on 17 March 1946
Elected on 13 May 1998. Term expires at the 2004 AGM
Number of BNP Paribas shares held: 1,000

Chairman of
L'Oréal USA, Inc./USA
L'Oréal UK Ltd./United Kingdom

Director of:
Air Liquide
Gesparal SA
Sanofi-Synthélabo
Galderma Pharma SA/Switzerland

David Peake
(Chairman of BNP Paribas UK Holdings Ltd, London)
Born on 27 September 1934
Elected on 13 May 1998. Term expires at the 2004 AGM
Number of BNP Paribas shares held: 375

Chairman of BNP Paribas Private Bank Plc

Baudouin Prot
(Director and Chief Operating Officer of BNP Paribas)
Born on 24 May 1951
Elected on 7 March 2000. Term expires at the 2005 AGM
Number of BNP Paribas shares held: 11,905

Chairman of:
BNP Paribas E^3
Compagnie Immobilière de France

Director of:
Péchiney
Answork
Banque Nationale de Paris Intercontinentale SA
Banque Petrofigaz

Member of the Supervisory Board of:
Pinault-Printemps-Redoute
Cetelem

Permanent representative of BNP Paribas on the Board of:
Accor

Louis Schweitzer
(Chairman and Chief Executive Officer of Renault)
Born on 8 July 1942
Elected on 13 May 1998. Term expires at the 2004 AGM
Number of BNP Paribas shares held: 1,915

Director of:
Électricité de France
Compagnie Financière Renault
Renault Crédit International
Volvo

Member of the Supervisory Board of Philips/Netherlands

René Thomas
(Honorary Chairman of BNP Paribas)
Born on 13 January 1929
Elected on 4 May 1999. Term expires at the 2005 AGM
Number of BNP Paribas shares held: 3,264

Director of:
Chargeurs
Essilor
Usinor
Vivendi Universal
BNP Paribas España SA/Spain
Banque Marocaine pour le Commerce et l'Industrie/ Morocco
Union Bancaire pour le Commerce et l'Industrie/ Tunisia

Chief Operating Officer

Dominique Hoenn
(Chief Operating Officer of BNP Paribas)
Born on 12 April 1940
Number of BNP Paribas shares held :37,306

Chairman of the Board of Directors of Paribas International

Chairman of the Supervisory Board of:
BNP Paribas Securities Services
BNP Private Equity

Director of:
Euronext Paris SA
BNP Paribas Luxembourg SA/Luxembourg
BNP Paribas Suisse/Switzerland
Clearstream International/Luxembourg
COBEPA/Belgium

Permanent representative of BNP Paribas on the Board of:
Compagnie d'Investissement de Paris
Financière BNP

Board of Directors

Composition of the Board of Directors

The Board of Directors has twenty members, including three directors elected to represent employees.

Independent Directors

According to the definition contained in the Medef-Afep Committee report on corporate governance dated July 1999, *"An independent director is a director who does not have any ties with the company or the group that could affect the free exercise of his or her judgement."*

BNP Paribas considers that directors elected to represent employees are independent, due to the method by which they are elected and their status. The number of independent directors on the Board of BNP Paribas significantly exceeds the minimum of one-third recommended in the Medef-Afep Committee report:

- Two directors, Michel Pébereau and Baudouin Prot, are members of the BNP Paribas Executive Committee and Michel François-Poncet, Vice Chairman of the Board, also attends Executive Committee meetings.
- BNP Paribas has fourteen non-executive directors – Claude Bébéar, Jean-Louis Beffa, Bernd Fahrholz, Jacques Friedmann, François Grappotte, Paul-Louis Halley, Philippe Jaffré, Alain Joly, Denis Kessler, Jean-Marie Messier, Lindsay Owen-Jones, David Peake(1) Louis Schweitzer and René Thomas(2). René Thomas, Honorary Chairman, has specific responsibility for representing the interests of small shareholders.
- Employees are represented by three directors, Patrick Auguste, Jack Delage and Jean Morio.

Directors' Charter

In 1997, the Board adopted a **Directors' charter** stipulating the directors' rights, responsibilities and obligations, the system used to apportion directors' fees and the number of BNP Paribas shares that each director should hold.

(1) David Peake is non-executive Chairman of BNP Paribas UK Holdings Ltd.

(2) René Thomas has not held an executive position in the Group since 1993.

At the General Meeting of 23 May 2000, the shareholders approved the recommendation made by the Board and voted to limit to three years the term of office of new directors.

Activities of the Board of Directors

The Board of Directors met seven times in 2001. In addition, the Board and the Executive Committee held a joint meeting at the end of 2001 to discuss strategic issues. At four of the meetings, the Board discussed the reports prepared by the Financial Statements Committee and the Internal Control and Risk Management Committee, and at three meetings it discussed the recommendations of the Compensation and Nominations Committee (see "Activities of the Committees of the Board"). In addition to reviewing the matters and decisions that are the direct responsibility of the directors according to French law, the Board:

- examined and approved major development projects, including the buyout of minority interests in BancWest, the United California Bank acquisition and other strategic projects, as well as the transfer of the BNP Paribas securities services business to a subsidiary, BNP Paribas Securities Services;
- approved the 2002 budget, as well as the 2001 annual and interim financial statements of the Bank, reviewed the consolidated financial statements for the fourth quarter of 2000 and the first three quarters of 2001, and approved the conversion of BNP Paribas debt denominated in euro-zone currencies into euro-denominated debt;
- analysed and approved the principles and terms of an employee share issue through the Corporate Savings Plan, the proposed issue of preferred stock, the principle of a share-split, the information memorandum dealing with the BNP Paribas share buyback programme, and the dividend to be recommended at the Annual General Meeting;
- examined the implications of the "NRE" law *("Loi sur les Nouvelles Régulations Économiques")*, approved the disclosure of personal information about directors, decided to reduce the period during which shares must be held in a blocked account prior to General Meetings, analysed

and approved the replies to questions submitted by shareholders ahead of the Annual General Meeting and reviewed and approved the resolutions to be tabled at the Annual General Meeting;
- re-examined and approved the measures put in place by the Bank in connection with the introduction of euro bank notes and coins, to help customers successfully deal with this unprecedented milestone in France's monetary and fiduciary history.

Activities of the Committees of the Board

In 1994, the Group created **Special Committees** of the Board, chaired by non-executive directors. Since 1997, members of the Executive Committee no longer sit on these Committees but they attend meetings as and when required, together with leading members of their teams. This arrangement goes beyond the recommendations of CRBF Regulation 97-02 on Internal Control and the Medef-Afep Committee recommendations of July 1999.

Financial Statements Committee

The Financial Statements Committee has seven members, all of whom are non-executive directors. The current members are Philippe Jaffré, Chairman of the Committee, Patrick Auguste, Paul-Louis Halley, Denis Kessler, Jean-Marie Messier, David Peake and René Thomas. The Committee meets four times a year. The Auditors attend meetings held to discuss the financial statements.

The Committee is responsible for reviewing:
- the financial statements, prior to their presentation to the Board;
- issues affecting the financial statements and related disclosures, including the choice of accounting principles and policies, provision levels, management accounting data, capital adequacy requirements, profitability indicators and all other accounting matters that raise methodological issues or could give rise to risks;
- service proposals presented by the Auditors, the Auditors' work programme, their recommendations and the action to take to implement these recommendations.

The Committee met four times in 2001. The main issues discussed were as follows:
- the financial statements of the Bank for 2000 and the first half of 2001, and the consolidated financial statements for the fourth quarter of 2000 and the first, second and third quarters of 2001;
- quarterly analysis of restructuring costs;
- the profitability of the various businesses;
- the capital allocated to the various businesses;
- the 2000 dividend to be recommended to the Annual General Meeting;
- accounting issues, including the adjustments to be made to complete the alignment of accounting methods following the merger, effective controls over the management and statutory results of the various businesses, and the time required to produce the consolidated results.

Internal Control and Risk Management Committee

The five members of this Committee, all of whom are non-executive directors, are Jacques Friedmann, Chairman of the Committee, Jacques Delage, François Grappotte, Louis Schweitzer and René Thomas. The Committee meets at least twice a year.

The Committee is responsible for reviewing:
- the report on the Group's system of Internal Control;
- the activity report of the Group General Inspection;
- correspondence with the French banking authorities (Commission Bancaire);
- the main lines of the Group's risks policy, based on risk and profitability indicators;
- any specific issues related to these matters and methods.

Four meetings of the Committee were held in 2001, including an emergency meeting to discuss the potential impact of the events of 11 September 2001 on the Group's credit and market risks. Changes in the Group's credit and market risks were reviewed at each meeting. In addition, the Committee discussed the following issues:
- the internal market risk model;
- ISO 9001 certification of internal audit processes;
- the status of Group preparations for the introduction of euro bank notes and coins;

- the draft 2000 report on the Group's system of Internal Control and the activity report of the Worldwide Internal Audit Coordination Unit for the first half of 2001;
- correspondence with the French banking authorities (Commission Bancaire).

Compensation and Nominations Committee

The four members of this Committee, all of whom are non-executive directors, are Alain Joly, Claude Bébéar, Jean-Louis Beffa and Philippe Jaffré.

The Committee is responsible for conducting the necessary reviews and analysis to support decisions of the Board of Directors in the following areas:
- the personal status of Group officers, including their remuneration, pension benefits and stock options;
- the terms and amount of stock option plans and the list of grantees;
- the choice of candidates for election to the Board to be recommended to the Annual General Meeting;
- employee stock option plans.

The Committee also advises the Chairman on the compensation to be awarded to members of the Executive Committee who are not directors or a Chief Operating Officer. The Committee is informed of the measures taken to prepare the succession of Group officers.

The Committee met three times in 2001. The main issues discussed were as follows:
- remuneration of officers of the Group and the other members of the Executive Committee;
- 2001 stock option plan;
- pension arrangements for members of the Executive Committee.

Review of operations

For the entire year 2001, in a difficult market environment, the Group had better operating results than in 2000, a year during which results were affected by a combination of positive factors:
- Gross operating income: EUR 6,517 million (+11.9%)
- Operating income (after provisions): EUR 5,205 million (+11.1%)
- Net income, Group share: EUR 4,018 million, down slightly (-2.6%) despite a substantially lower contribution of non-operating items
- Return on equity after income tax: 18.2%

Each of the Group's core businesses contributed to this performance:
- Retail Banking, thanks to the good performance in its various business lines, continued to enjoy sustained growth in its business and its results;
- Private Banking, Asset Management, Insurance and Securities Services boosted its new money inflows and held up well despite a slump in the stock markets;
- Corporate and Investment Banking increased its revenues and curbed the decline in its operating income in a difficult market environment;

The year 2001 was marked by a slowdown in the global economy and the consequences of the terrorist attacks of 11 September. This situation affected banks world-wide, even more so given a number of high-profile corporate bankruptcies and the serious crisis in Argentina.
Nevertheless, in 2001, the Group's net banking income rose 7.3% to EUR 17,450 million, and gross operating income climbed 11.9% over the level in 2000, a year in which the market environment was much more favourable for the banking industry. The cost/income ratio improved by 1.5 point, down from 64.2% to 62.7%.
Due to the slowdown in the global economy, in particular in the United States, provisions (EUR 1,312 million) rose 14.9%. Nevertheless, operating income was up 11.1%, at EUR 5,205 million.
Capital gains derived from the Group's equity portfolio were down, one of the reasons being that they had been boosted by an additional EUR 200 million in 2000, as indicated at the time, in connection with the public tender offer for Cobepa.
Despite the lower capital gains, the pre-tax income remained at its 2000 level (+0.8%) at EUR 6,232 million. The higher tax level than in 2000 (+11.3%), with the positive impact on taxes due to the merger, resulted in a net income, Group share, of EUR 4,018 million, down 2.6% compared to the particularly high income posted in 2000. Return on equity after income tax came to 18.2%.

Allocation of capital

Revenue from the capital allocated to each division is included in the division's profit and loss account. The capital allocated to each division corresponds to the amount required to comply with international capital adequacy ratios and is based on 6% of risk-weighted assets. The capital allocated to the Private Banking and Asset Management division is increased by an amount equal to 0.25% of assets under management. Similarly, the capital allocated to the Private Equity business is increased by an amount corresponding to a certain percentage of the net book value of investments. The percentage varies depending on the investment and is designed to reflect the actual risk. Capital allocated to the Insurance business corresponds to 75% of the solvency margin as determined according to insurance regulations.

BNP Paribas Group (in millions of euros)	2001	2000	Change 2001/2000	1999 Pro forma
Net banking income	**17,450**	**16,263**	**+7.3%**	**14,339**
Operating expenses and depreciation	(10,933)	(10,438)	+4.7%	(9,549)
Gross operating income	**6,517**	**5,825**	**+11.9%**	**4,790**
Net additions to provisions	(1,312)	(1,142)	+14.9%	(1,075)
Operating income	**5,205**	**4,683**	**+11.1%**	**3,715**
Associated companies	228	317	(28.1%)	235
Capital gains and losses	1,125	1,709	(34.2%)	1,597
Including Private Equity business	576	986	(41.6%)	765
Including Equity Portfolio	549	723	(24.1%)	832
Amortisation of goodwill	(188)	(144)	+30.6%	(172)
Extraordinary items	(138)	(381)	(63.8%)	(138)
Non-operating items	1,027	1,501	(31.6%)	1,522
Pre-tax income	**6,232**	**6,184**	**+0.8%**	**5,237**
Tax expense	(1,817)	(1,632)	+11.3%	(1,659)
Minority interests	(397)	(428)	(7.2%)	(312)
Net income, Group share	**4,018**	**4,124**	**(2.6%)**	**3,266**
Restructuring costs	-	-		(651)
Net income, Group share, after restructuring costs	**4,018**	**4,124**	**(2.6%)**	**2,615**

Results of each core business

Each of the core businesses contributed to the Group's performance.

Retail Banking

Retail Banking (in millions of euros)	2001	2000	Change
Net banking income	**8,714**	**7,995**	**+9.0%**
Operating expenses and depreciation	(5,676)	(5,392)	+5.3%
Gross operating income	**3,038**	**2,603**	**+16.7%**
Net additions to provisions	(680)	(564)	+20.6%
Operating income	**2,358**	**2,039**	**+15.6%**
Non-operating items	(39)	(30)	n.m.
Pre-tax income	**2,319**	**2,009**	**+15.4%**
Cost/income ratio	65.1%	67.4%	-2.3 pts
Allocated Equity (in billions of euros)	9.3	8.4	
ROE before tax	25%	24%	

Growth in operating aggregates was high: Retail Banking's net banking income was up 9%, at EUR 8,714 million, gross operating income jumped 16.7% to EUR 3,038 million. Despite higher provisions (+20.6%), pre-tax income rose sharply (+15.4%) to EUR 2,319 million.

For the past three years, net banking income for the Retail Banking business thus grew by an average of 12% per year and its gross operating income grew by an average of 18% per year.

The European customer base was further expanded in 2001. As of 31 December 2001, the Group had 15 million customers in Europe (+6%), 5.6 million of which were in domestic banking (+3%), 6.8 million direct customers of Retail Financial Services (+7%) and 2.9 million customers managed through partnerships in which BNP Paribas has a minority interest (+7%).

Retail Banking in France

Retail Banking in France (in millions of euros)	2001	2000	Change
Net banking income	**4,599**	**4,421**	**+4.0%**
o/w Commissions	1,985	2,016	(1.5%)
o/w Interest margin	2,614	2,405	+8.7%
Operating expenses and depreciation	(3,193)	(3,145)	+1.5%
Gross operating income	**1,406**	**1,276**	**+10.2%**
Net additions to provisions	(189)	(156)	+21.2%
Operating income	**1,217**	**1,120**	**+8.7%**
Non-operating items	(7)	(11)	n.m.
Pre-tax income	**1,210**	**1,109**	**+9.1%**
Income attributable to PB&AM	(79)	(97)	(18.6%)
Pre-tax income of Retail Banking in France	**1,131**	**1,012**	**+11.8%**
Cost/income ratio	69.4%	71.1%	-1.7 pts
Allocated Equity (in billions of euros)	5.1	4.6	
ROE before tax	22%	22%	

Including 100% of the the results of Private Banking in France from Net Banking Income to Pre-tax Income.

The results were in line with targets: net banking income[1] was EUR 4,599 million, up 4.0%. Net interest revenue was up 8.7%, driven by a growth in the volume of loans and cheque and current account balances for the year. The drop in fees was limited to 1.5%, as lower revenues on securities transactions were offset by other fee-generating products and services (payment instruments, banking services, etc.).

The sales drive gained pace: in 2001, the number of cheque and current accounts grew by 127,000 and the number of Domestic Private Banking customers rose from 75,000 to 83,000. Multichannel banking is being rolled out actively. Life insurance assets under management grew by 5.7% for the year. Total cheque and current account balances rose by 8.9% to EUR 28 billion between the fourth quarter 2000 and the fourth quarter 2001.

Operating expenses and depreciation were kept in check, up only 1.5% compared to last year, and this resulted in a 10.2% rise in gross operating income, to EUR 1,406 million. The cost/income ratio improved by 1.7 point, at 69.4%.

(1) Including 100% of Private Banking in France

Provisions were up substantially (+21.2%) compared to the exceptionally low level last year.

After splitting Domestic Private Banking's results with the Private Banking and Asset Management core business, Domestic Retail Banking posted EUR 1,131 million in pre-tax annual income, up 11.8%.

Pre-tax return on allocated equity was maintained at 22%.

RETAIL FINANCIAL SERVICES

Retail Financial Services (in millions of euros)	2001	2000	Change
Net banking income	**2,387**	**2,140**	**+11.5%**
Operating expenses and depreciation	(1,514)	(1,384)	+9.4%
Gross operating income	**873**	**756**	**+15.5%**
Net additions to provisions	(320)	(233)	+37.3%
Operating income	**553**	**523**	**+5.7%**
Non-operating items	2	(1)	n.m.
Pre-tax income	**555**	**522**	**+6.3%**
Cost/income ratio	63.4%	64.7%	-1.3 pts
Allocated Equity (in billions of euros)	2.6	2.4	
ROE before tax	22%	21%	

The business's acquisitions and international development boosted net banking income to EUR 2,387 million (+11.5%; +3,6% at constant scope and exchange rates).

The cost/income ratio improved by 1.3 point to 63.4%, such that gross operating income was up sharply to EUR 873 million (+15.5% ; +9.3% at constant scope and exchanges rates).

Provisions were up 37.3%: in addition to the impact on Cetelem of new rules applying to consumer debt in France, already noticed over the past few quarters, there were the consequences of the economic slowdown observed since the summer of 2001, in particular an increase in BNP Paribas Lease Group's provisions. Nevertheless, pre-tax income, at EUR 555 million, was up sharply over last year (6.3%) and return on allocated equity rose from 21% to 22%.

Cetelem continued its fast-paced growth outside France: outstanding loans rose in total by 7.1% for the year, and 18.1% outside France. The Group increased its control on Cetelem's Italian subsidiary, Findomestic, through a shareholder agreement and by bringing its equity interest to 50%.

Cortal, France's number one on-line broker, began turning a profit again in the second quarter of 2001, and ended the year with pre-tax income of EUR 7.7 million. Its assets under management were down only slightly: EUR 7.1 billion as of 31 December 2001 compared to EUR 7.8 billion as of 31 December 2000.

INTERNATIONAL RETAIL BANKING

International Retail Banking (in millions of euros)	2001	2000	Change
Net banking income	**1,894**	**1,598**	**+18.5%**
Operating expenses and depreciation	(1,057)	(932)	+13.4%
Gross operating income	**837**	**666**	**+25.7%**
Net additions to provisions	(171)	(174)	(1.7%)
Operating income	**666**	**492**	**+35.4%**
Non-operating items	(33)	(17)	n.m.
Pre-tax income	**633**	**475**	**+33.3%**
Cost/income ratio	55.8%	58.3%	-2.5 pts
Allocated Equity (in billions of euros)	1.5	1.4	
ROE before tax	41%	35%	

International Retail Banking further improved its already very low cost/income ratio: 55.8% compared to 58.3% in 2000. Driven by substantial acquisitions and organic growth(1) and including BancWest's first-half exceptional capital gains of EUR 67 million, its net banking income (EUR 1,894 million) effectively rose at a quicker pace than operating expenses and depreciation: +18.5% and +13.4% respectively (+14.6% and 10% at constant scope and exchange rates).

Gross operating income thus came to EUR 837 million (+25.7%; +21% at constant scope and exchange rates).

The increase in BancWest's provisions was offset by scaled down provisions in emerging markets and French overseas territories, which were particularly high in 2000.

Pre-tax income came to EUR 633 million (+33.3%). Allocated equity rose 13.4% to EUR 1.5 billion and pre-tax return on allocated equity was exceptionally high at 41% (+6 points).

The business continued to expand with the acquisition of the United California Bank in the United States. This acquisition, carried out on 15 March 2001, will enable the Group to deliver service to 1.5 million customers on the West Coast, thus becoming California's fourth biggest general services bank.

(1) The acquisition of ABN-AMRO Morocco by BMCI, the Group's Moroccan subsidiary, was recorded on the books in the fourth quarter of 2001 with effective value date 1 January 2001. The quarter's net banking income was therefore exceptionally increased by EUR 31 million , gross operating income by EUR 11 million, pre-tax income by EUR 5 million.

Private Banking, Asset Management, Insurance and Securities Services

Private Banking, Asset Management, Insurance and Securities Services (in millions of euros)	2001	2000	Change
Net banking income	**2,304**	**2,221**	**+3.7%**
Operating expenses and depreciation	(1,336)	(1,278)	+4.5%
Gross operating income	**968**	**943**	**+2.7%**
Net additions to provisions	(83)	(37)	+124.3%
Operating income	**885**	**906**	**(2.3%)**
Non-operating items	(6)	(5)	n.m.
Pre-tax income	**879**	**901**	**(2.4%)**
Cost/income ratio	58.0%	57.5%	+0.5 pts
Allocated Equity (in billions of euros)	2.4	2.4	

The business setting was considerably less favourable than a year earlier, nevertheless, in 2001, the business's net banking income edged up 3.7% to EUR 2,304 million. This performance was driven by the continued strong growth in Securities Services (+22.2%) and a regular rise in revenues from the Insurance business (+8.7%), while revenues from Private Banking and Asset Management dropped (-6.0%). Thanks to good cost control, the cost/income ratio remained virtually unchanged at 58.0% (57.5% in 2000) and gross operating income rose 2.7% to EUR 968 million.

Given an exceptional simultaneous occurrence of provisions, pre-tax income was down slightly at EUR 879 million (-2.4%).

The Group's total assets under management grew to EUR 272 billion thanks to EUR 8.2 billion in net new money inflows. The alternative management product offering was expanded with the creation of a joint-venture between BNP Paribas and Fauchier Partners Ltd. (selection of hedge funds) and the acquisition of Overlay Asset Management (forex risk management).

Private Banking and Asset Management

Private Banking and Asset Management (in millions of euros)	2001	2000	Change
Net banking income	**1,092**	**1,162**	**(6.0%)**
Operating expenses and depreciation	(692)	(699)	(1.0%)
Gross operating income	**400**	**463**	**(13.6%)**
Net additions to provisions	(77)	(21)	n.m.
Operating income	**323**	**442**	**(26.9%)**
Non-operating items	(17)	(46)	n.m.
Pre-tax income	**306**	**396**	**(22.7%)**
Cost/income ratio	63.4%	60.2%	+3.2 pts

The Insurance business continued its international expansion by entering into new borrowers insurance distribution agreements abroad and a partnership alliance with Shinhan Bank to set up a life insurance company in Korea.

Insurance

Insurance (in millions of euros)	2001	2000	Change
Net revenue	**661**	**608**	**+8.7%**
Operating expenses and depreciation	(315)	(296)	+6.4%
Gross operating income	**346**	**312**	**+10.9%**
Net additions to provisions	(2)	(16)	(87.5%)
Operating income	**344**	**296**	**+16.2%**
Non-operating items	30	57	(47.4%)
Pre-tax income	**374**	**353**	**+5.9%**
Cost/income ratio	47.7%	48.7%	-1.0 pt
Allocated Equity (in billions of euros)	1.1	1.3	
ROE before tax	33%	28%	

Assets under custody by Securities Services soared 42% in one year to close to EUR 2,000 billion. BNP Paribas was recognised "Best Custodian in Europe" by the *Global Investor,* and "Best Global Custodian" by *Global Custodian.*

Securities Services

Securities Services (in millions of euros)	2001	2000	Change
Net banking income	**551**	**451**	**+22.2%**
Operating expenses and depreciation	(329)	(283)	+16.3%
Gross operating income	**222**	**168**	**+32.1%**
Net additions to provisions	(4)	0	n.m.
Operating income	**218**	**168**	**+29.8%**
Non-operating items	(19)	(16)	n.m.
Pre-tax income	**199**	**152**	**+30.9%**
Cost/income ratio	59.7%	62.7%	-3.0 pts

BNP Paribas Capital

BNP Paribas Capital (in millions of euros)	2001	2000
Capital gains	**576**	**986**
Other Net income	209	109
Operating expenses and depreciation	(68)	(69)
Pre-tax income	**717**	**1,026**
Allocated Equity (in billions of euros)	2,0	2,2
ROE before tax	36%	47%

BNP Paribas Capital's pre-tax income totalled EUR 717 million, in line with targets. It was down substantially compared with the exceptionally high level of income posted in 2000 (EUR 1,026 million, of which 200 million in additional capital gains realised in connection with the public tender offer for Cobepa) but comparable with previous years' income.

Despite the marked decline in the stock markets, BNP Paribas Capital broadly protected the value of its portfolio in 2001, all the while making a total of EUR 1.7 billion in net divestments, in accordance with the Group's strategy.

The portfolio's estimated value, in light of these divestments, fell from EUR 8.1 billion to EUR 6.6 billion and unrealised capital gains fell from EUR 3.5 billion to EUR 2.6 billion (after realising EUR 576 million in capital gains).

The strategic decision to open private equity funds to third parties was successfully implemented: despite the difficult market context, the fund raising effort for PAI Europe III is currently being completed, at a level surpassing the EUR 1,250 million target.

Corporate and Investment Banking

Corporate and Investment Banking (in millions of euros)	2001	2000	Change
Net banking income	**6,178**	**6,094**	**+1.4%**
o/w Trading revenues*	3,234	2,780	+16.3%
Operating expenses and depreciation	(3,663)	(3,523)	+4.0%
Gross operating income	**2,515**	**2,571**	**(2.2%)**
Net additions to provisions	(582)	(514)	+13.2%
Operating income	**1,933**	**2,057**	**(6.0%)**
Non-operating items	(71)	88	n.m.
Pre-tax income	**1,862**	**2,145**	**(13.2%)**
Cost/income ratio	59.3%	57.8%	+1.5 pt
Allocated Equity (in billions of euros)	7.7	7.9	
ROE before tax	24%	27%	

* including customer activity and related revenues.

In a market slump, Corporate and Investment Banking's net banking income edged up slightly (+1.4%) to EUR 6,178 million, and its gross operating income was down slightly (-2.2%) at EUR 2,515 million.

In line with our targets, the cost/income ratio remained one of the best in Europe for this type of business, at 59.3% (+1.5 point); the business managed to adapt to less favourable operating conditions than in 2000.

The Advisory and Capital Market businesses grew their revenues slightly (+1.7%) compared to the already exceptional level in 2000: Fixed-Income's better performance offset lower equity brokerage revenues, while equity derivatives revenues remained high.

Advisory and Capital Markets

Advisory and Capital Markets (in millions of euros)	2001	2000	Change
Net banking income	**3,871**	**3,808**	**+1.7%**
Operating expenses and depreciation	(2,598)	(2,512)	+3.4%
Gross operating income	**1,273**	**1,296**	**(1.8%)**
Net additions to provisions	2	(19)	n.m.
Operating income	**1,275**	**1,277**	**(0.2%)**
Non-operating items	(80)	83	n.m.
Pre-tax income	**1,195**	**1,360**	**(12.1%)**
Cost/income ratio	67.1%	66.0%	+1.1 pt
Allocated Equity (in billions of euros)	2.8	2.9	
ROE before tax	43%	47%	

The Specialised Financing business increased its revenues by 5.3%, due to a buoyant activity across all its lines and continued to invest to expand the business.

Specialised Financing

Specialised Financing (in millions of euros)	2001	2000	Change
Net banking income	**1,408**	**1,337**	**+5.3%**
Operating expenses and depreciation	(601)	(55)	+9.3%
Gross operating income	**807**	**787**	**+2.5%**
Net additions to provisions	(349)	(274)	+27.4%
Operating income	**458**	**513**	**(10.7%)**
Non-operating items	8	7	n.m.
Pre-tax income	**466**	**520**	**(10.4%)**
Cost/income ratio	42.7%	41.1%	+1.6 pt
Allocated Equity (in billions of euros)	2.3	2.1	
ROE before tax	20%	25%	

In accordance with the strategy announced, Corporate Banking developed cross-selling of products of the other business lines and has continued to cut its weighted assets (-12% compared to 2000). Its net banking income declined by only 5.3%.

Corporate Banking

Corporate banking (in millions of euros)	2001	2000	Change
Net banking income	**899**	**949**	**(5.3%)**
Operating expenses and depreciation	(464)	(461)	+0.7%
Gross operating income	**435**	**488**	**(10.9%)**
Net additions to provisions	(235)	(221)	+6.3%
Operating income	**200**	**267**	**(25.1%)**
Non-operating items	1	(2)	n.m.
Pre-tax income	**201**	**265**	**(24.2%)**
Cost/income ratio	51.6%	48.6%	+3.0 pts
Allocated Equity (in billions of euros)	2.6	2.9	
ROE before tax	8%	9%	

These performances, achieved in an unfavourable market environment, reflect a good balance between the equity and the fixed-income businesses; they are also the result of the successful strategy to develop cross-selling, which helped enhance the Bank's global position in industry rankings and deepen its relationships with its customers.

In a context of repeated crises, Corporate and Investment Banking had to increase provisions by only 13.2% to EUR 582 million.

In 2001, its pre-tax income fell by only 13.2% to EUR 1,862 million. The pre-tax return on allocated equity was 24% (for a target of 23 % on average over the cycle).

Outlook

These are good results. They were achieved at a difficult time for banking and financial services world-wide, particularly in the second half of the year, marked by a downturn in business and several crises.
These results reflect the successful merger and BNP Paribas' competitive positioning.
They are first and foremost the result of the tremendous dedication of BNP Paribas teams. For this, all the Group's staff must be thanked and congratulated.
This dedication is more than ever necessary in 2002, which has begun in an unfavourable and unstable economic and market context, making it difficult to forecast results, at least for the first few months of the year.
BNP Paribas has considerable strengths that will help it to successfully meet the challenges of the current year. These include a balanced portfolio of profitable businesses, spanning retail banking, investment banking and asset gathering. In addition, the Group has a competitive break-even point, thanks to the finely managed reduction in cost/income ratios, and risks are tightly controlled. A wealth of cross-selling opportunities exist among the various businesses and the Group also enjoys strong internal and external growth momentum. Last but not least, it has a well spring of innovation to further enhance customer service.
Thanks to its competitive positioning, the Group has considerable scope to leverage its substantial investment capability and high potential for development and value creation, as soon as the economy starts to recover.
These strengths and the BNP Paribas Group's outlook underpin the 2005 strategic project that will be unveiled on 21 May 2002.

Main investments held by BNP Paribas Capital

	Activity	% owned [1]	Country	Market value (in millions of euros)
Controlling interests/lead investing positions				
Royal Canin	Dry dog food. No. 1 in France and Europe	56.4	France	764 [2]
GIB (Cobepa)	Retailing. No. 1 in Belgium	30.1	Benelux	367
Eiffage	Construction and public works. No. 1 in France	29.5	France	293
Evialis (ex-GNA)	Cattle feed. No. 1 in France	63.5	France	89
Carbone Lorraine	One of the world's leading manufacturers of carbon-based components	21.1	France	70
La Rochette	Packaging	23.2	France	58 [2]
Keolis (ex-GTI)	Passenger transport. No. 1 in France	48.7	France	Unlisted [2]
Coparex	France's leading independent oil company	95.3	France	Unlisted
Diana	Natural ingredients for the food and pharmaceuticals industries	100.0	France	Unlisted
Beaufour	One of the top four independent pharmaceuticals companies in France	4.6 (direct interest)	France	Unlisted
Equity investment of funds and bridge financing				
Antargaz	France's no. 2 distributor (and no. 1 independent distributor) of propane and butane	70.0	France	Unlisted
United Biscuits	Biscuits. No. 2 in Europe	40.0	UK	Unlisted
Frans Bonhomme	Plastic pipes and joints. No. 1 in France	33.4	France	Unlisted
Michel Thierry	Automobile seating fabric. No. 2 in Europe	84.0	France	Unlisted
Carreman	Medium and high-end clothing fabrics	72.0	France	Unlisted
Mobilix	Denmark's 3rd largest telecoms operator	4.5 [3]	Denmark	Unlisted
Ceva Santé Animale	Animal health products	78.0	France	Unlisted
Feinkost	Mixed salads. No. 1 in Germany	20.0	Germany	Unlisted
JB Baillière Santé	Medical publications, France	96.5	France	Unlisted
Beaufour	One of the top four independent pharmaceuticals companies in France	9.2 [4]	France	Unlisted
Gerflor	PVC flooring. No. 2 in Europe	49.9	France	Unlisted
Stoeffler	Cooked pork products from Alsace. No. 1 in France	75.0	France	Unlisted
Panzani	Pasta and sauces. No. 1 in France	50.0	France	Unlisted
Mivisa	Spain's leading packaging company	50.0	Spain	Unlisted
LD Com	European fibre optics network operator	3.0	France	Unlisted

(1) including minority interests (before dilution)
(2) sale agreed or IPO in progress
(3) 8.9% including the interest held by BNP Paribas
(4) 11.2% after dilution. 16.8% including the direct interest held by BNP Paribas, after dilution

	Activity	% owned [1]	Country	Market value (in millions of euros)
Main minority stakes				
Atos Origin	Banking and financial software	4.9	France	158
Mobistar (Cobepa)	Mobile telephony in Belgium	8.1	Benelux	93
SR Téléperformance	Telemarketing, marketing services and healthcare information	10.2	France	81
LDC	Poultry. No. 3 in France and no. 1 in free-range poultry	4.6	France	20
Elior	Food services. No. 1 in France	1.9	France	16
Bormioli Rocco	Glass containers and tableware. No. 1 in Italy and no. 3 in Europe	11.9	Italy	Unlisted
Bouygues Telecom	Mobile telephony	6.5	France	Unlisted
Concorde	One of the world's leading tile manufacturers	15.0	Italy	Unlisted
Doux	Chicken producer. No. 1 in Europe and no. 3 worldwide	20.2	France	Unlisted
Intercos	Cosmetics	20.0	Italy	Unlisted
Sonepar	Electrical appliance distribution	3.0	France	Unlisted
UGC SA	France's leading cinema group	15.1	France	Unlisted
Other equity investments				
Pargesa (Cobepa)	GBL and Parfinance holding company	14.7	Benelux	504
Aegon (Cobepa)	One of the world's leading insurance companies	0.7	Benelux	275
RTL Group	One of Europe's leading media groups	1.4	Benelux	[2]

(1) including minority interests (before dilution)
(2) sale agreed

Results of BNP Paribas SA

3-YEAR PROFIT AND LOSS ACCOUNT DATA

(in millions of euros)	1999	2000	2001	Change 2001/2000	Change 2000/1999
Net banking income	5,784	8,479	8,699	2.6%	46.6%
Operating expenses and depreciation	(3,918)	(6,210)	(6,048)	(2.6%)	58.5%
Gross operating income	**1,866**	**2,270**	**2,651**	**16.8%**	**21.7%**
Net additions to provisions for credit risks and country risks	(507)	(660)	(622)	(5.9%)	30.2%
Operating income	**1,359**	**1,609**	**2,029**	**26.1%**	**18.4%**
Capital gains and other	530	973	2,269	133.2%	83.6%
Corporate income tax	(323)	585	(373)	n.m.	n.m.
Net income before restructuring costs	1,566	3,167	3,925	23.9%	102.2%
Restructuring costs	(594)	219		n.m.	n.m.
Net income after restructuring costs	**972**	**3,386**	**3,925**	**15.9%**	**248.4%**

Appropriation of 2001 income

Total income to be appropriated at the Annual General Meeting of 31 May 2002 amounts to EUR 6,463,978,532.57, including net income for the year of EUR 3,925,144,187.66 and unappropriated retained earnings of EUR 2,538,834,344.91 brought forward from the previous year. The Board of Directors intends to recommend that this amount should be appropriated as follows:

- to the special long-term capital gains reserve: EUR 723,997,406.00
- to dividends: EUR 1,063,947,592.80
- to unappropriated retained earnings: EUR 4,676,033,533.77.

Debit		Credit	
Appropriations:		Unappropriated retained earnings brought forward from prior year	2,538,834,344.91
Other reserves	723,997,406.00	Net revenue for the year less operating expenses, depreciation and amortisation, net additions to provisions and other expenses	3,925,144,187.66
Dividends	1,063,947,592.80		
Unappropriated retained earnings	4,676,033,533.77		
Total	**6,463,978,532.57**	**Total**	**6,463,978,532.57**

Changes in share capital

	Number of shares	Capital (in euros)
At 31 December 1999	**449,666,744**	**1,798,666,976**
Issuance of shares on exercise of stock options[1]	462,750	1,851,000
At 26 January 2000	**450,129,494**	**1,800,517,976**
Cancellation of shares	(7,053,612)	(28,214,448)
At 23 May 2000	**443,075,882**	**1,772,303,528**
Issuance of shares on exercise of stock options[2]	167,430	669,720
Employee share issue	4,821,403	19,285,612
At 13 July 2000	**448,064,715**	**1,792,258,860**
At 31 December 2000	**448,064,715**	**1,792,258,860**
Issuance of shares on exercise of stock options[3]	141,340	565,360
At 29 January 2001	**448,206,055**	**1,792,824,220**
Cancellation of shares	(9,000,000)	(36,000,000)
Issuance of shares on exercise of stock options[4]	417,720	1,670,880
Employee share issue[5]	3,361,921	13,447,684
At 30 June 2001	**442,985,696**	**1,771,942,784**
At 31 December 2001		
Issuance of shares on exercise of stock options[6]	325,801	1,303,204
At 17 January 2002	**443,311,497**	**1,773,245,988**
Two-for-one share split		
At 20 February 2002	**886,622,994**	**1,773,245,988**

At 31 December 2000, the BNP Paribas Group held 17,159,476 shares in treasury stock and for allocation on exercise of stock options

(1) The 462,750 shares issued in January 2000 carried rights to the 1999 dividend

(2) 65,790 shares carrying rights to the 1999 dividend and 101,640 shares carrying rights to dividends from 2000

(3) The 141,340 shares issued in January 2001 carried rights to the 2000 dividend

(4) The 417,720 shares issued in June 2001 carried rights to the 2000 dividend

(5) The 3,361,921 shares issued in June 2001 carry rights to the 2001 dividend

(6) The 325,801 shares issued in January 2002 carry rights to the 2001 dividend

Regulatory ratios

International Solvency Ratio

In billions of euros and %	2000	2001
Risk-weighted assets	**286.1**	**301.1**
Total capital	**28.8**	**31.9**
Tier 1 capital	20.3	21.9
Tier 2 capital and other	8.5	10.0
International solvency ratio	**10.1%**	**10.6%**
Tier 1 ratio	7.1%	7.3%

Capital Adequacy Ratio

At 31 December 2001, the BNP Paribas Group's available regulatory capital, determined in accordance with the rules and instructions issued in France for the application of the European capital adequacy directive ("Capital adequacy of investment firms and credit institutions") represented 130% of required regulatory capital, excluding Tier 3 capital (2000: 122%) and 137% including Tier 3 capital (2000: 128%).

In the various countries in which the Group operates, BNP Paribas complies with specific regulatory ratios in line with procedures controlled by the relevant supervisory authorities. These ratios mainly concern the concentration of risks, liquidity and mismatches.

In France, these ratios are defined as follows:

Risk concentration ratio

Total risks arising from loans and other commitments to customers which, individually, represent more than 10% of the bank's net consolidated shareholders' equity, must not – in the aggregate – represent more than 8 times shareholders' equity.

Risk-weighted assets corresponding to loans and other commitments towards a group of customers considered as representing a single customer must not exceed 25% of the bank's consolidated shareholders' equity.

Where ties exist between two or more individuals and/or legal entities, giving rise to the probability that if one of them ran into financial difficulties, they would all experience problems in honouring their commitments, they are collectively considered as representing a single customer.

Liquidity ratio

This ratio measures the potential one-month liquidity mismatch. Banking regulations impose a minimum ratio of 100%

Ratio of shareholders' equity to long-term funding

This ratio measures the coverage of long-term assets (more than 5 years) by funding with a remaining life in excess of five years. Banking regulations impose a minimum ratio of 60%.

Compensation

Compensation paid to the Chairman and Chief Executive Officer, the Chief Operating Officers and directors elected by employees

Compensation paid to the Chairman and Chief Executive Officer and the Chief Operating Officers

The compensation paid to the Chairman and Chief Executive Officer and the Chief Operating Officers in 2001 was determined by the Board of Directors based on the recommendations of the Compensation and Nominations Committee following a review of compensation practices carried out in 2000 with the assistance of specialist consultants.

The Chairman and Chief Executive Officer and the Chief Operating Officers receive a fixed salary reflecting market rates of pay for positions carrying equivalent responsibilities. In addition, they receive a variable performance-related bonus, the amount of which is capped. The amount of this bonus depends in part of the achievement of the Group's 1998-2002 industrial project objectives and annual budget objectives, and in part on each individual's personal contribution to preparing the Group's future.
The compensation paid to the Chairman and Chief Executive Officer and the Chief Operating Officers in 2001 included salary adjustments applicable as from 2000 which were not made at the time due to the merger, during that year, of BNP and Paribas.

- The fixed salary paid to Michel Pébereau, Chairman and Chief Executive Officer, in 2001 amounted to EUR 762,245. He also received EUR 76,225 in back payments corresponding to the salary increase decided but not paid in 2000. The variable performance-related bonus paid to Michel Pébereau in 2001 in respect of 2000 totalled EUR 1,069,730. In addition, Michel Pébereau was awarded BNP Paribas shares with a value of EUR 302,311 under the BNP Paribas deferred bonus plan. The shares vest at the rate of one third per year in 2002, 2003 and 2004.

- The fixed salary paid to Baudouin Prot, Director and Chief Operating Officer, in 2001 amounted to EUR 533,572. He also received EUR 152,449 in back payments corresponding to the salary increase decided but not paid in 2000. The variable performance-related bonus paid to Baudouin Prot in 2001 in respect of 2000 totalled EUR 721.247. In addition, Baudouin Prot was awarded BNP Paribas shares with a value of EUR 185,825 under the BNP Paribas deferred bonus plan. The shares vest at the rate of one third per year in 2002, 2003 and 2004.

The Chairman and Chief Executive Officer and the Director and Chief Operating Officer are not paid a salary by any other Group companies and do not receive any directors' fees from Group companies other than as directors of BNP Paribas SA.

- The fixed salary paid to Dominique Hoenn, Chief Operating Officer, in 2001 amounted to EUR 533,572. The variable performance-related bonus paid to Dominique Hoenn in 2001, in respect of 2000, totalled EUR 635,242, not including the EUR 86,005 payment on account made to him in 2000 in application of the previous bonus payment arrangements. Fees received by Dominique Hoenn in 2000 in his capacity as director of certain Group companies were set off against the variable bonus paid in 2001. In addition, Dominique Hoenn was awarded BNP Paribas shares with a value of EUR 185,825 under the BNP Paribas deferred bonus plan. The shares vest at the rate of one third per year in 2002, 2003 and 2004.

The Chairman and Chief Executive Officer and the Chief Operating Officers have company cars.

Compensation paid to Directors Elected by Employees

The total compensation paid in 2001 to directors elected by employees – excluding directors' fees – was EUR 108,080.

Directors' Fees

The total fees paid to the directors are determined by the General Meeting of shareholders. The fees awarded to each director for 2001 amounted to EUR 22.8 thousand, unchanged from 2000. In addition, the chairmen of the

Committees of the Board each receive EUR 7.6 thousand and the other members of these Committees each receive EUR 4.6 thousand. The total fees awarded to members of the BNP Paribas Board of Directors in 2001 amounted to EUR 0.54 million. The Board of Directors has decided that, effective from 2002, half of the fee paid to each director will depend on the director's attendance rate at meetings.

Compensation paid to the members of the Executive Committee (other than officers)

The compensation paid to members of the BNP Paribas Executive Committee includes a fixed salary and a variable performance-related bonus.

Their fixed salary reflects the nature and importance of their responsibilities and is determined based on market rates.

Their variable bonuses are based on two sets of criteria. The first set relates to the overall performance of the Group, measured in terms of return on capital employed and by reference to other indicators. The second set concerns their personal contribution to the Group's development and results, by virtue of their function and through their personal efforts. Personal performance is measured by reference to clearly-defined annual objectives and the qualities of commitment, ambition, creativity and responsiveness demonstrated by the executive concerned.

The total compensation paid in 2001 to the nine members of the Executive Committee – excluding the Chairman and Chief Executive Officer and the Chief Operating Officers – totalled EUR 6.61 million. The total includes fixed salaries, variable performance-related bonuses received in 2001 in respect of 2000 and directors' fees paid by Group companies.

They were also awarded variable bonuses of EUR 1.2 million under the BNP Paribas deferred compensation plan.

General principles governing the determination of the fixed and variable components of employee compensation

Pay reviews are conducted by all Group companies throughout the world according to a standard timetable. In 2001, a new performance assessment form was introduced to improve the consistency of staff appraisals throughout the world.

The fixed component of employees' compensation is determined by reference to market rates in the country concerned, taking into account each individual's responsibilities. In the corporate and investment banking and private banking businesses, bonuses are determined by reference to the business's profitability. The objective is to set bonuses at a competitive level, to ensure that the Group retains the best talent, while at the same time maintaining an appropriate ratio between payroll expenses and profits. In the other business lines and the corporate functions, management bonuses are determined annually based on each individual's personal performance. Performance assessments are based on individual objectives and the skills required by the position concerned.

The variable bonuses of Retail Banking sales staff in France are determined according to criteria that are adjusted each year based on national and local development plans.

Stock option plans

On 15 May 2001, the Board of Directors approved the launch of a stock option plan for key BNP Paribas executives worldwide. The plan also provides for the grant of a certain number of options to high-potential young executives to strengthen their loyalty to the Group.

During the year, a total of 3,034,500 options were granted to 932 grantees.

The option exercise price is EUR 98, corresponding to the average of the opening prices quoted for BNP Paribas shares over the 20 trading days preceding 15 May 2001.

The options are subject to certain vesting conditions, including the achievement by the BNP Paribas Group of its industrial project objective of 16% average return on equity over the four-year period from 2001 to 2004.

Stock options granted to and exercised by group officers	Number of options granted/exercised	Exercise price	Date of grant	Plan expiry date
Options granted in 2001				
Michel Pébereau	110,000	EUR 98	15/05/01	14/05/11
Baudouin Prot	70,000	EUR 98	15/05/01	14/05/11
Dominique Hoenn	60,000	EUR 98	15/05/01	14/05/11
Options exercised in 2001				
Michel Pébereau	-	-	-	-
Baudouin Prot	34,500	EUR 29.73	21/05/96	21/05/03
Dominique Hoenn	10,500	EUR 28.60	30/10/95	30/10/03

Stock options granted to the employees other than group officers who received the greatest number of options – Options exercised by employees other than group officers who exercised the greatest number of options	Number of options granted/exercised	Weighted average exercise price	Date of grant	Date of grant	Date of grant
Options granted in 2001 (12 employees)	332,000	EUR 98	15/05/01		
Options exercised in 2001 (12 employees)	201,750	EUR 29.34	30/10/95 4,850	28/12/95 41,900	21/05/96 155,000

Internal control

Overall architecture of the system

The BNP Paribas internal control system is based on a comprehensive set of written guidelines and the three key principles underpinning the Group's organisation structure.

◦ **Responsibility for managing a business or function includes responsibility for internal control.** Internal controls are embedded in each activity, as a means of controlling that activity. Corporate managers in charge of a family of risks are responsible for defining their own internal controls system and regularly monitoring their effectiveness. The same applies to line managers who are also required to implement the instructions of their superiors. Each manager is responsible for effectively controlling the activities that he or she is in charge of.

◦ **Delegation.** The internal control system is based on a system of delegation of responsibilities designed to ensure that Group policies are implemented consistently and with clear responsibilities fulfilled at all levels of the organisation.

◦ **Segregation of duties.** The main focus is on maintaining a proper segregation of duties between the teams responsible for initiating transactions and the teams responsible for their execution. The Group's organisation structure is designed to establish a clear distinction between execution and control, as well as between transactions conducted on the Group's account and those conducted on behalf of third parties.

◦ **A comprehensive set of guidelines.** Organisation structures, procedures and controls are set out in written guidelines distributed throughout the Group. These guidelines provide users with all the information required to implement the Group's internal control system. The main risks are organised into clearly-defined families, in order to facilitate their analysis. A four-level system of controls has been established to provide a secured internal control system:

- first level controls are performed by each employee on their transactions processed and are based on Group procedures;
- second level controls are performed by management;
- third level controls are performed by the Auditors of the various Group entities;
- fourth level controls are performed by the General Inspection.

First, second and third level controls are performed at the level of the core businesses and group functions, which have direct responsibility for internal control within their unit. Fourth level controls performed by General Inspection are designed to ensure that the internal control system is properly implemented at the Group's head office and in all the subsidiaries and branches.

A global internal control system for a global group

The BNP Paribas Group operates on a global scale. It is organised by core businesses, with each core businesses comprising several business lines. Group management and the Group functions are responsible for leading and coordinating the activities of the various units on a unified basis. The internal control system represents an overall framework that helps to knit the Group together.

Group Risk Management (GRM) is responsible for providing assurance to Group management that the risks taken by the Bank are compatible with its profitability and credit rating objectives. GRM performs second level controls, generally on a continuous basis. These controls are completely different from the periodic, ex-post controls performed by the internal and external auditors. Front-line responsibility for managing risks lies within the core businesses and business lines, which propose the underlying transactions. GRM reports directly to the Executive Committee and is independent from the heads of the core businesses, business lines and territories. It has its own worldwide organisation and management structure.

The Ethics and Compliance department is responsible for ensuring that the Group complies with the directives and guidelines issued by regulatory authorities. Its tasks include:

- controls over investment services (in France, as defined in the general rules of the Conseil des Marchés Financiers) and third party asset management services;
- defining and controlling the compliance of the undertakings of the members of the staff who have regular access to insider and highly-sensitive information (code of ethics governing transactions carried out by staff);
- preventing the laundering of the proceeds of crime. This includes the prevention of corrupt practices, as defined in

the international conventions incorporated in French law (or the laws of the countries where the BNP Paribas Group conducts business).

The other **Group Functions** are responsible for defining internal control systems for the risk families under their responsibility and assessing their effectiveness. They delegate part of the responsibility for managing these risks to the operating units and perform controls to ensure that these delegated responsibilities are fulfilled.

Within this general framework, each **subsidiary/territory** is supervised by an entity which is responsible for coordinating its policies and internal control system with those of the Group, with the backing of its Board of Directors or equivalent.

General Inspection performs the fourth level controls designed to assess the effectiveness and efficiency of the overall internal control system and detect any weaknesses and malfunctions. It examines internal control systems in all Group units, covering all aspects of their activities. It is formerly independent from the operating units and the other group functions.

The **Head of General Inspection** is personally responsible for assessing the effectiveness and efficiency of the overall internal control system, on behalf of the BNP Paribas Group. He reports directly to Group management and the Internal Control and Risks Committee.

General Inspection comprises two units, the Inspection unit and the Group Audit Coordination (GAC) unit.

• **The Inspection** unit performs controls over risk management systems in all Group units. Where necessary, it audits the risks, the organisation of the Group core businesses, business lines and functions, their resources and their management systems.

• **GAC** has functional authority over the internal audit teams in the various business units and Group functions, overseeing the management of their human resources, the choice of organisation structure and the reporting systems put in place to communicate the internal auditors' findings. It coordinates the work of the internal auditors, promoting the adoption of best practices and the sharing of methodologies, as well as managing the development of common internal audit tools.

The BNP Paribas Group **Internal Audit** system, organised around General Inspection and the Auditors in the various Group entities, complies with the recommendations of the Basel Committee and banking industry standards. It is "an independent, objective assurance and consulting activity designed to add value and improve an organisation's operations. It helps an organisation accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes."

Moreover, the internal control system is reinforced by the setting up of specific committees to monitor large-scale projects and provide regular and adequate progress reports to Group management.

A constant commitment to strengthening the internal control system

In 2001, various major initiatives were implemented. BNP Paribas has defined **four core values** – Commitment, Ambition, Creativity and Responsiveness – to bring together the Group's operating units and its diverse cultures into a newly-forged BNP Paribas identity. These values, which represent the goals for employee behaviour, have been expressed in a set of **management principles** to be followed at all levels of the organisation, in France and internationally. These principles are Accountability, Cross-functional Cooperation, Trust and Autonomy.

Responsibility charters were set for the management of the group functions in 2001, and will be issued in 2002 for the management of the core businesses.

A master document describes the role and responsibilities of each Group function, the situations where some responsibilities can be delegated to other Group entities and the allocation of resources necessary in order to help the function to fulfil its role (committees, information and reporting systems, etc.).

In 2001, General Inspection followed up the project of developing or upgrading a certain number of tools designed to enhance the efficiency of internal audit teams. At the same time, forums and seminars were organised and an intranet "Audit Line" was set up to promote exchanges of information among the various teams, knowledge-sharing and the adoption of best practices, with the underlying goal of forging a strong internal control culture within the Group. A quality-based management system has been put in place. In July 2001, GAC obtained ISO 9001 (2000 version) certification for the "promotion, coordination and monitoring of internal audit and control activities".

Risk management

In many respects, banking is the business of managing risks – not only credit, market and liquidity risks, but also operational risks. At BNP Paribas, operating methods and procedures throughout the organisation are geared towards effectively managing these risks. The entire process is supervised by the Group Risk Management department (GRM), which is responsible for measuring, approving and controlling risks at the Group level.

The role and organisation of GRM

Five principles established at the time of the merger between BNP and Paribas in mid-2000 define the role, positioning and structure of GRM.

Active Control

Executive Management determines the Bank's appetite for risk, generally on the occasion of Risk Policy Committee meetings organised by GRM.

Business lines keep the primary responsibility of the risks they originate. In that respect, they are required to set up an organisation structure that clearly establishes the on-going responsibility of each individual when managing risks associated with his or her specific activities. They must develop a high level of risk awareness among staff and ensure that changes in the situation of individual counterparties and the Bank's risks do not go undetected.

GRM guarantees to the Executive Management that the risks taken by the Bank are compatible with its profitability and credit rating objectives. GRM performs continuous and ex ante controls, fundamentally different from the periodic, ex-post examinations of the internal and external auditors.

Strong Independence

GRM reports directly to Executive Management and is outside any business line or territory authority.

GRM is a global function. It has cross-functional teams in the main territories, who have no reporting relationship with the territory heads.

The practical aim of this direct reporting relationship with the highest level of management is to ensure that:

- second tier controls are performed objectively, without taking into account any commercial considerations;
- Executive Management and businesses are warned as early as possible of any escalation of risks;
- all units throughout the Group are aware of and comply consistently with risk procedures;
- risk monitoring methods and procedures are of the highest quality through entrusting their development and upgrading to reflect international best practice to risk management specialists.

Wide Range of Competence

There are five main categories of risk:

Credit Risk

This is the risk of a change in credit standing or of default by a borrower or a counterparty in a market transaction, resulting from specific developments or from events affecting the country in which the borrower or counterparty does business.

Market and Liquidity Risks

These are risks arising from changes in interest rates, exchange rates, market prices, or a decline in the liquidity of assets or refinancing problems.

Operational Risk

Operational risk corresponds to the risk of losses due to inadequate or failed internal processes, people and systems or to external events. This is the definition applied by the regulatory authorities. It covers a wide range of exposures, including legal, compliance, tax, fraud, IT, accounting and human resources risks.

Business Risk

Business risk corresponds to the risk of being unable to reduce fixed costs quickly enough in a period of falling volumes and/or margins.

Insurance Risk

Insurance risk corresponds to the specific risk arising from unexpected changes in claims experience.

It is important to distinguish between these different categories of risk because each category requires specific monitoring and measuring systems. Nevertheless, the growing complexity of the Group's businesses and products means that they are increasingly interlocked. Coordination among the various specialists has therefore been stepped up, so that correlations are identified and action is taken on a timely basis to constantly reduce or optimise the ultimate risk for the Group. The task of these specialists will be made easier by the introduction of tools to measure different types of risk on a consistent basis, which are currently under development.

Intervention at all Levels of the Risk-taking and Monitoring Chain

As part of risk decision making, GRM performs the following core functions:

- **Policy:** GRM makes recommendations to Executive Management concerning risk acceptance policies and is responsible for signing off on new business and products that expose the Group to new types of risks.
- **Measurement and analysis:** GRM analyses the loan portfolio with the aim of identifying future risks and anticipating potential increases in current risk levels. It is responsible for guaranteeing the quality and consistency of risk-measurement methodologies and tools. GRM defines, in liaison with the Economic Research department, various risk scenarios and produces periodic estimates of the Bank's economic capital requirement, together with recommendations for an active portfolio management.
- **Loan approval and trading limits:** GRM ensures that the risks taken on by the business lines do not exceed the level that is acceptable to the Bank and that they are consistent with the Group's rating and profitability targets.
- **Monitoring and control :** GRM guarantees the quality and effectiveness of risk monitoring procedures and their consistent application. It is also responsible for ensuring that outstanding loans and market positions – as well as the related collateral and other guarantees – are correctly valued, that the valuation parameters applied (counterparty ratings, overall recovery rates, market parameters) are reliable and that provisions for credit and counterparty risks, as well as market and liquidity risks are properly determined.
- **Reporting :** GRM is responsible for comprehensive and reliable reporting of risks to Executive Management, business lines, auditors, regulatory authorities and rating agencies. It acts as information system sponsor or works closely with other system sponsors to ensure that risk-monitoring requirements are properly factored into the information system of the Bank. It also manages relations with the banking authorities for all risk-related issues.

Global Organisation

Structure

Three departments are responsible for approving and controlling **credit risks**:

1. Credit Risk France monitors the credit risks of the Retail Banking and real estate financing businesses in France.

2. Credit Risk International is responsible for monitoring risks on corporate customers throughout the Corporate and Investment Banking and International Retail Banking divisions, and also helps monitor the Specialised Financial Services division's exposure to risks on large corporate customers.

3. Counterparty Risk & Financial Institutions is responsible for monitoring risks on financial institutions and private banking customers. It also monitors the methods used to assess and report counterparty risks generated by the Fixed-Income, Currency Instruments, Security Services and Asset-Liability Management units.

The **Market & Liquidity Risk** department is responsible for monitoring market and liquidity risks throughout the Group, whatever the legal structure that takes on the risk. The tasks assigned to the unit include ensuring that risks are properly valued in the accounts, checking the effectiveness of risk monitoring systems and helping to enhance the quality of risks. The unit makes recommendations concerning the definition and updating of risk acceptance policies. It also defines the methods and tools used to measure market risks.

The **Operational Risk** department defines the framework for monitoring operational risks and assists in rolling out the framework to all Group entities as part of the constant drive to reduce this type of risk.

Industry and Portfolio Analysis & Reporting department is the cross-functional unit in GRM responsible for providing industry expertise and analysing Group-level credit risks. Tasks assigned to this unit include drafting credit and rating policies, developing risk measurement methodologies and consolidating risk data for reporting purposes.

Deployment

GRM is required to have an acute understanding of the banking business, market imperatives, complex transactions and to act very quickly in certain circumstances. All of these considerations are factored into the risk management methods, policies and procedures defined by GRM, as well as into decision-making processes and the implementation of risk monitoring and control systems. In order to achieve the expected level of responsiveness, GRM teams are based in the various territories, wherever possible on the same sites as the operating units. Independence is maintained by placing these teams under the direct authority of GRM or by establishing a clear functional reporting relationship with GRM.

Credit risk

Procedures

Decision-making Procedures

The Chairman and Chief Executive Officer has ultimate authority for lending decisions. This authority is rolled down to various levels in the organisation through a system of discretionary lending limits.

All lending decisions must be approved by a formally designated member of the Risk Management Function. Approvals are systematically evidenced in writing, either by means of a signed approval form or in the minutes of formal meetings of the local or business line Credit Committee. No commitments may be entered into until the appropriate approval procedure has been completed.

Lending limits are set by counterparty or group of related counterparties when aggregating risks is economically justified. The limit varies depending on internal credit ratings and the specific nature of the business concerned. The system of discretionary lending limits ensures that risk management principles are applied consistently and that loan applications representing large amounts or which are unusually complex or sensitive, are submitted for approval at the appropriate level. All discretionary lending limits are required to be approved by GRM.

Certain types of lending commitments, such as loans to banks, sovereign loans and loans to customers operating in certain industries, are required to be passed up to a higher level for approval. In addition, the loan application may have to be backed up by the recommendation of an industry expert or of designated specialists, and some credit restrictions may apply.

Loan applications must comply with the Bank's overall lending policy and with any specific policies applicable to the business line or the type of facility requested. Any exception needs to be signed off on by the next level of lending authority.

The same applies to loan applications that are not unanimously approved. To be considered, all loan applications must comply with the applicable laws and regulations.

The Group Credit Committee chaired by one of the Chief Operating Officers or the Risk Director, has ultimate decision-making authority for all credit and counterparty risks. The Committee normally meets twice a month but special meetings can be called as and when required.

Monitoring Procedures

A comprehensive credit risk monitoring and reporting system has been established. It is organised around Control and Reporting units which are responsible for guaranteeing that lending commitments comply with the loan approval decision, that credit risk reporting data are reliable and that risks accepted by the Bank are effectively monitored.

The credit risk information systems in use have been developed either directly under the supervision of GRM or with its assistance. Consolidated exposures are calculated at all levels. At counterparty level, this means that exposures to several customers are consolidated in cases where it is probable that if one of these customers runs into financial difficulties, the other customers in the "group" will also have difficulty in fulfilling their commitments. At Group level, it means that management have an overview of the Bank's aggregate exposure to credit risks.

Daily exception reports are produced and various "warning" techniques are used – based on projection tools and forecasts – to identify potential escalations of credit risks as early as possible.

Credit risks are monitored by GRM at various levels, generally reflecting the different discretionary lending limits. Top-level oversight is exercised by the Group Debtor Committee chaired by the Chairman and Chief Executive Officer. This Committee meets at monthly intervals to examine all sensitive and problem loans in excess of a certain amount. In the case of problem loans, the Committee decides on any adjustments to the related provisions, based on the recommendations of the business line and GRM.

Provisioning Procedures

All loans qualified as doubtful[1] are reviewed at least once every three months with the aim of determining the impairment loss to be recognised, either by way of a reduction in the carrying value or by providing for an adequate loan loss reserve, according to banking regula-

(1) Doubtful loans are defined in the "Rating Policy" section

tions. The amount of the impairment loss takes into account potential recoveries, including the value of any collateral or other guarantees.

Depending on the applicable regulations, interest accruals on doubtful loans are either suspended or continued; in the latter case, a provision adjusted to the collection prospects is recorded immediately in order to totally or partially offset the accrued amount.

Where possible or desirable, due to the specific nature of the lending activities concerned – for example, consumer loans – case-by-case provisions are replaced by statistical provisions. In addition to these specific or statistical provisions, the Bank may also set aside general provisions to cover a probable increase in risks on a specific industry or country.

Rating Policy

The Bank has a comprehensive rating system, which already complies with the requirements planned by the regulatory authorities for the determination of risk-weighted assets used to compute capital adequacy ratios.

The rating system is based on a default probability rating and an overall recovery rate which depends on the structure of the transaction.

There are 12 counterparty ratings. 8 cover excellent, good and average customers, 2 are related to customers in an uncertain situation which are put on the GRM credit watch list, and 2 concern customers qualified as doubtful. Doubtful customers are customers who (i) are likely to default on their commitment, or (ii) have missed at least one payment date and have not remedied the situation within 3 months[2], or (iii) have filed for protection under bankruptcy laws.

Ratings are determined at least once a year, in connection with the loan approval process, drawing on the combined expertise of business line staff and GRM credit risk managers, who have the final say. High quality tools have been developed to support the rating process, including analysis aids and credit scoring systems. The techniques used depend on whether the rating is applied to corporate borrowers or retail banking customers. They are applied automatically to certain customer categories.

Various methods are used to check rating consistency and the reliability of the rating system. These include analysing data stored in the Internal Default Database. Advanced quantitative analysis methods are also used to enhance the quality of internal ratings and react more quickly to changing circumstances.

(2) 6 months for real estate loans and 9 months for loans to local government.

Portfolio Policy

In addition to carefully selecting individual risks and accurately measuring the related exposure, the Group follows a portfolio-based policy, with the aim of achieving a sound diversification of risks among borrowers and industries, backed by a cautious approach to country risks.

Diversification of Counterparty Risks

A core feature of the Group's lending policy is the diversification of counterparty risk. In this regard, several customers are treated as a single counterparty in cases where it is probable that if one of these customers runs into financial difficulties, the other customers in the "group" will also have difficulty in fulfilling their commitments. The breadth and depth of the Group's businesses and the rigidly structured system of lending limits contribute to this diversification. Compliance with counterparty diversification policy is reviewed on a quarterly basis.

Diversification of Industry Risks

The Group also pays close attention to diversifying industry risks and performs projections to actively manage the Bank's exposures. Diversification of industry risks is based on the opinions of independent industry experts about probable developments in the industries they track, backed by precise studies of underlying trends and factors that explain the vulnerability of the main industry players. The depth of the industry research varies according to the weighting of the industry concerned in the Group's total portfolio, the technical expertise necessary to assess industry risks, the cyclical nature of the industry and its level of globalisation, and the possible existence of specific risk issues. Where appropriate and for substantial loans, the opinion of an industry expert may be mandatory in order to fully and independently assess the quality of the customer's strategy and competitive positioning.

The Geographic Dimension

Country risk corresponds to the Bank's aggregate exposure to debtors operating in the country concerned. Country risk is different to sovereign risk, which concerns exposure to national states and agencies. It reflects the Bank's exposure to an economic and political environment which needs to be factored into the assessment of the counterparty risk.

The Group has operations in the majority of economically active regions. As a global player, it follows a policy of avoiding excessive concentrations of risks on countries with weak political and economic infrastructures. Country risk exposure limits are set by the Group Credit Committee, based on recommendations made by the business lines. Lending commitments by the business lines within these overall limits are monitored by GRM. Lending decisions are backed by rigorous risk monitoring systems and research reports produced by the Economic Research unit, which attributes a rating to each country. The breakdown and structure of country risks are reviewed annually by the Risk Policy Committee which also examines the overall consistency of the Group's country risk policy.

CHARACTERISTICS OF THE PORTFOLIO

BREAKDOWN BY TYPE OF COUNTERPARTY

The Group's overall portfolio of commercial loans and commitments totalled EUR 400.5 billion[1] at 31 December 2001, up 3.0% on the year-earlier figure. The breakdown by main customer category was largely unchanged, with corporate and institutional customers accounting for three-quarters of the total. At 31 December 2001, the 10 largest customers or customer groups represented less than 4% of the total.

Commercial loans and commitments



Institutions: 7%
Central government, central banks: 1%
Private individuals
& small businesses: 21%
Corporate: 67%
Other: 4%

Doubtful commitments:
EUR 14.9 bn



Corporate loans 51%
Loans to private individuals small businesses 26%
Other doubtful commitments 13%
Loans to institutions 7%
Loans to central government, central banks 3%

Specific provisions:
EUR 9.9 bn



Corporate loans 54%
Loans to private individuals & small businesses 26%
Other doubtful commitments 8%
Loans to institutions 9%
Loans to central government central banks 3%

(1) Unweighted on and off balance sheet commitments. Data extracted from the risk management system.

INDUSTRY BREAKDOWN

Thanks to its disciplined approach to industry risks, the Group is not exposed to any material concentration of credit risks in any specific industry. No customer sector accounts for more than 5% of total commitments, with the exception of sovereign, local government, public financing borrowers and the wholesale sector, corresponding largely to commodity traders.

In 2001, certain industries experienced difficulties above and beyond the effects of the overall economic downturn. Long before the events of 11 September, some of them were already being closely monitored. The Group has kept watch over the situation of customers in these industries and issued instructions requiring all new loan applications to be submitted to GRM industry experts for review prior to their approval. The industries concerned include telecommunications (3% of total lending, equivalent to the industry's contribution to GDP, with 2/3 of customers rated Investment Grade), the high-tech industry (2% of total lending and 4% of GDP), the automotive equipment industry, the paper industry (less than 1% of total lending, with 80% of customers rated Investment Grade) and the airline industry, although the bulk of loans to airlines are covered by credit insurance or backed by high quality collateral.



Transportation 3%
Food 3%
Telecoms 3%
Insurance 4%
Automotive 2%
Sovereign, local govt., finances 13%
Other < 1% 14%
Utilities 1%
Business services 3%
Construction 2%
Chemical 2%
Wholesalers 6%
Individuals and self employed 21%
Retail 4%
Energy 3%
Household equipment 2%
Mining 2%
Technology 1%
Equipment materials 3%
Real estate 3%
Materials 2%
Manufacturing industry 2%
Leisure and culture 1%

Following the events of 11 September in the United States, additional credit restrictions were introduced for loans to the most vulnerable industries. These include the insurance industry, where the Bank's commitments are mainly with major insurance and reinsurance companies, the aircraft and aircraft equipment industries, the shipping industry, the hotel/tourist industry, the advertising industry, and the metalworking industry. A detailed review of the Bank's commitments in these industries did not reveal any major potential losses.

Geographic Diversification

The majority of loans (57% of the portfolio) are to borrowers in the European Economic Area, with France accounting for 39% of the total.

Japan, which remains mired in recession, accounts for only 1% of the total. The credit quality of the loan portfolio in this country is excellent.

Loans to US borrowers, excluding BancWest, represent 6.8% of total outstanding loans. BNP Paribas moved ahead of the economic downturn, by selectively reducing its commitments in the United States as from December 2000. The latest stress tests on the portfolio did not reveal any recent escalation of credit risks.

The bulk of loans in emerging countries are secured by high quality collateral, such as oil cargoes and liens on ships or aircraft.

Market and liquidity risks

BNP Paribas has set up a sophisticated system to measure market and liquidity risks, backed by rigorous controls and watertight procedures. Overall responsibility for managing



European Economic Area 18%
North America (excl. BancWest) 17%
BancWest 6%
Latin America 3%
Africa & Middle East 3%
Asia-Oceania 6%
Japan 1%
Rest of Europe* 7%
France 39%

* including Turkey

Doubtful loans and commitments by type of counterparty

In billions of euros	Loans to private individuals & self-employed	Loans to Institutions	Loans to central government, central bank	Corporate loans	Total customer loans	Other doubtful commitments	Total
Doubtful loans and commitments	3.9	1.0	0.4	7.7	13.0	1.9	14.9
Specific provisions	2.6	0.9	0.3	5.3	9.1	0.8	9.9
Provision rate	68%	87%	69%	68%	70%	45%	67%

BNP Paribas exposure in Argentina as of 31 December 2001:

Commitments other than short-term commercial loans	
Sovereign/public sector	64
Banks	19
Corporates	338
Private individuals	68
Total	**489**
Short-term commercial loans	129

The above table shows both on and off balance sheet commitments and covers short-, medium- and long-term loans, commodities financing, trading and other securities, denominated in foreign and local currency. The figures include all transactions with the Argentine government, banks and corporations, with the exception of subsidiaries of multinationals headquartered in non-sensitive countries. They do not include the portion of commitments guaranteed by international and national public institutions (for example, Coface in France) established in non-sensitive countries or by cash collateral formally pledged to the Bank.

market and liquidity risks lies with the Market Risk Committee headed by one of the Chief Operating Officers. The Committee meets once a month to approve risk management methods and procedures, define exposure limits and check compliance with these limits. GRM supports the Market Risk Committee by managing market and liquidity risks on a day-to-day basis.

Measuring Risk

The key to effective control over market risks lies in reliably estimating potential losses. BNP Paribas has developed an internal Value at Risk model which calculates the amount of Gross Earnings at Risk (GEaR). The model, which has been approved by the French banking authorities, analyses a wide range of variables, including interest and exchange rates, securities values, volatilities and correlations as well as the resulting effects of diversification. Data is taken directly from the Bank's trading systems and are used to perform numerous simulations, based on a variety of scenarios ranging from the simplest to the most complex. The internal model complies with Basel Committee recommendations, by measuring the potential change in the value of the trading portfolio over a 10-day holding period, using historical data covering 260 trading days and a 99% confidence level.

Stress tests are performed at daily or monthly intervals, as appropriate. These tests simulate GEaR under extreme market conditions, based on worst-case scenarios. The variables used to perform these simulations are adjusted regularly to take account of changes in economic conditions. Stress test results are used to assess position limits and the overall results are analysed and discussed at the monthly Market Risk Committee meetings.

GRM is responsible for developing market risk measurement methodologies and also for market risk reporting.

Procedures

GRM manages a three-dimensional control structure governing position-taking processes, which pertain to market risks:

→ General Exposure Limits

These consist of GEaR or "nominal" limits and cover trading positions by country and by issuer as well as sensitivities.

→ Rolled down Exposure Limits

The Chairman and Chief Executive Officer has overall responsibility for setting market risk exposure limits, in the same way as for credit limits. The Market Risk Committee is responsible for rolling down these limits to the various levels in the organisation.

For secondary market trading, these are expressed in terms of GEaR or OYE (One Year Equivalent); for underwriting activities, limits are set based on signature quality.

→ Decision-making and Monitoring Committees

Underwriting risk is managed by three committees made up of representatives of the business line, the Market & Liquidity Risk department, the Counterparty Risk and Financial Institutions department, the Ethics and Compliance unit and the Legal department:

- FICC (Fixed-Income Commitment Committee)
- EUC (Equity Underwriting Committee)
- ELUC (Equity Limit Underwriting Committee) responsible for underwriting risk on convertible bonds and other equity derivatives.

These committees meet whenever the need arises, to approve the acceptance of underwriting risks within the limits set by the Market Risk Committee. If the committee members fail to reach an agreement, the transaction is referred up to the Group Credit Committee or the Executive Position Committee (EPC).

A Credit Trading Review Committee (CTRC) has been set up to monitor the quality of the credit trading book. Made up of representatives of the business line, the Market & Liquidity Risk department and the Counterparty Risk and Financial Institutions department, the committee closely monitors sensitive positions in the portfolio, to identify any changes in issuer credit risk as early as possible.

Trading results are reviewed on a daily basis against the related GEaR, based on a one-day holding period. The results of these reviews testify to the quality of the internal risk measurement model. They also show that BNP Paribas has consistently remained largely within the exposure limits set for market and liquidity risk.


80,000
60,000
40,000
20,000
0
20,000
40,000
60,000
Daily revenues
Value-At-Risk
Jan.01
Feb.01
Ma.01
Ap.01
Ma.01
Ju.01
Jul.01
Au.01
Sep.01
Oct.01
Nov.01
Dec.01

This was the case both before and after the events of 11 September. The resulting considerable market volatility had only a limited impact on BNP Paribas VaR. In addition, the healthy diversification of risks on the various markets meant that in last year's extreme circumstances, there was a greater probability of certain activities acting as "hedges" by generating revenues that made up for "lost" revenues from other activities.

Operational risk

The BNP Paribas operational risk management system is based on a quantitative and qualitative assessment of risks that reflects best market practice and also complies with the recommendations of the regulatory authorities. The work currently underway to define and measure operational risks is being conducted within the framework of a joint project involving the business lines, the territories, the Information Systems, Human Resources and Legal and Tax Affairs functions, as well as the Bank's Internal Control teams.

New risks

The new product and new business approval process plays a key role in helping the Bank to identify and manage the new risks generated by the regular changes in the banking business. Each new product or business is examined by the business line concerned, as well as by the GRM team and all the functions concerned (legal affairs, ethics and compliance, tax affairs, information systems, general and management accounting). GRM is responsible for guaranteeing the quality of the approval process, by analysing identified risks and the measures taken to limit them. GRM also defines the minimum requirements for the healthy development of the new business or product.

The Asset/Liability Management and Treasury Department (ALM Treasury) reports to two committees, each headed by a Chief Operating Officer:

The *ALM Treasury/Commercial Banking Committee*, responsible for decisions concerning mismatch and match-funding principles applicable to the balance sheet of the commercial banking business and for managing the related interest rate risks.

The *ALM Treasury/Investment Banking Committee*, responsible for monitoring market risks related to Treasury transactions, defining funding and liquidity management policies, managing Group equity and structural currency risks.

Liquidity management

The Group's cash needs are managed centrally by the ALM Treasury Department. The Treasury unit is responsible for interbank refinancing and short-term debt issues (certificates of deposit, commercial paper, etc.). The Asset/Liability Management unit is in charge of senior and subordinated funding programmes (BMTN, EMTN, Bond, CLN…), asset-backed securities issues on behalf of the specialised subsidiaries of the Retail Banking Division and preferred stock issues.

In 2001, senior and junior debt issues with maturities in excess of one year totalled EUR 5.4 billion versus EUR 3.4 billion the previous year. All senior debt issues – for a total of EUR 3.9 billion – were in the form of private placement notes and most consisted of structured debt. Out of the EUR 1.5 billion in subordinated debt issues, EUR 400 million were placed by the domestic network, EUR 800 million were sold through public issues and the balance were the subject of private placements.

Asset-backed securities issues carried out in 2001 raised around EUR 1.1 billion, including EUR 830 million for UCB and its Spanish subsidiary, UCI, and EUR 320 million for Cetelem. As of 31 December 2001, loans totalling EUR 7.5 billion had been refinanced through securitizations.

During the year, the Group carried out two preferred stock issues, including a EUR 350 million issue placed with Private Banking customers and a EUR 500 million issue placed with European institutional investors. As of 31 December 2001, outstanding preferred stock totalled EUR 1,920 million.

The Group's short- and medium-term liquidity position is regularly measured on a consolidated basis, by business line and by currency.

BNP Paribas complies with the overnight limits set for capital markets transactions (fixed-income, equities and currency transactions) and the mismatch limits set for banking transactions with maturities of more than one year.

The consolidated liquidity mismatch for positions beyond one year is measured based on contractual maturities (for loans and deposits, including undrawn confirmed lines of credit weighted at 30%), and internal maturity assumptions (for demand loans and deposits, passbook savings accounts, etc.) In December 2001, the consolidated liquidity mismatch represented 16% of assets beyond one year.

Management of interest rate risk on the banking book

Interest rate risk on the commercial transactions of the domestic and international Retail Banking business and the specialised financing subsidiaries is managed on a centralised basis by the ALM Treasury department. Positions are transferred by means of internal lending/borrowing transactions and swaps. In 2001, the ALM department continued to be responsible for matching interest rates on Group equity and the related assets, on a consolidated basis.

Banking book interest rate gaps are measured each month, with embedded behavioural options translated into delta equivalents.

Maturities of outstanding assets are determined based on the contractual characteristics of the transactions and historical customer behaviour. For retail banking products, behavioural models are based on historical data and econometric studies. The models deal with early repayments, regulated savings accounts and current accounts in credit and debit. Maturities of equity capital are determined according to internal assumptions.

Internal assumptions and models, which are regularly updated and back-tested, are presented to the ALM /Commercial Banking Committee for approval.

BNP Paribas' structural interest rate risk is measured based on the long term perspective by incorporating dynamic changes in balance sheet items. Due to the existence of partial or even zero correlations between customer interest rates and market rates, and the volume sensitivity caused by behavioural options, rotation of balance sheet items generates a structural sensitivity of revenues to interest rate changes.

These two indicators are reviewed during monthly meetings of the ALM /Commercial Banking Committee, and serve as the basis for hedging decisions taking into account the nature of the risks involved.

A specific option risk indicator was introduced in 2001, to fine-tune hedging strategies.

Management of the interest rate risk on the banking book is based on two limits. Compliance with these limits is checked at monthly intervals and the limits are adjusted each year by the ALM /Commercial Banking Committee.

The main limit concerns the sensitivity of domestic commercial banking revenues – including hedging transactions carried out by the Asset/Liability Management unit – to an immediate and parallel change in the yield curve of ± 100 b.p. The limit is based on annual net banking income, in order to set limits on future fluctuations in net banking income caused by changes in interest rates. Throughout 2001, the sensitivity of revenues to interest rate changes was significantly below the limit set by the ALM Committee.

The second limit concerns the banking book interest rate gap and is expressed as a percentage of customer deposits. The percentage is a declining function of the management period. This limit is used to manage medium- and long-term interest rate risk.

The two types of limit are also applied to the retail banking subsidiaries' exposure to interest rate risk.

During the year, the Market Risks unit was given responsibility for controlling risks arising from the use of behavioural and other models for Asset-Liability Management purposes.

In 2001, customer lending and deposit-taking activity was significantly higher than in 2000. The increases were mainly attributable to higher volumes of property loans and demand deposits, leading to an extension of the average duration of customer assets and liabilities.

In average fixed rate loans of the domestic retail banking network and the specialised subsidiaries exceeded fixed-rate deposits, mainly for maturities of 1 to 5 years. As a result, hedging activities focused primarily on setting up interest rate swaps, with BNP Paribas acting as a fixed-rate borrower.

The events of 11 September altered the interest rate outlook and the forecast structure of new customer loans and deposits. The ALM/Commercial Banking Committee therefore set up option-based and other hedges to lock in revenue projections and sensitivity forecasts.

Management of structural currency risk

Three types of currency positions are managed on a centralised basis by the ALM Treasury department. These include (i) positions related to foreign currency earnings generated in France or internationally, (ii) positions related to country risk provisions and specific provisions and (iii) positions resulting from foreign currency investments by the Group.

The Asset-Liability Management unit is responsible for hedging positions related to foreign currency earnings from transactions booked in Paris and the results of foreign subsidiaries and branches. The local Treasury units of foreign subsidiaries and branches manage the currency risk generated by earnings in currencies other than their local currency.

The bulk of the Group's structural currency risk concerns the earnings of foreign units which are reinvested, generally to comply with regulatory requirements, as well as capital allocations and equity interests denominated in foreign currencies that are financed by purchases of the currencies concerned. Group policy generally consists of borrowing the investment currency in order to avoid any currency risk. However, for most soft currencies, the investment is financed by purchasing the currency.

CONSOLIDATED FINANCIAL STATEMENTS

PRELIMINARY COMMENT

The consolidated accounting and financial information of the BNP Paribas Group presented on pages 152 to 227 have been prepared in accordance with the consolidation principles and generally accepted accounting principles applicable to the French banking industry.

Paribas and its subsidiaries were consolidated by the new BNP Paribas Group for the first time at 31 December 1999. The consolidated profit and loss account therefore includes:

- the 2000 and 2001 results of the BNP Paribas Group;
- the 1999 results of the BNP Group excluding Paribas and the results of the Paribas Group for the fourth quarter.

The balance sheets at 31 December 2000 and 31 December 2001 are those of the new BNP Paribas Group created through the merger approved at the General Meeting of 23 May 2000.

The balance sheet at 31 December 1999 corresponds to the consolidation of the BNP and Paribas Groups at that date. In order to provide an indication of the earnings capacity of the new BNP Paribas Group and permit meaningful year-on-year comparisons, pro forma financial statements have been prepared by combining the consolidated financial statements of the Paribas and BNP Groups as if the Paribas Group had been acquired on 1 January 1999. Key pro forma combined figures are discussed in the report of the Board of Directors on pages 124 to 151.

Notes to the consolidated financial statements

BNP PARIBAS Group consolidated balance sheet

Assets

In millions of euros at 31 December	2001	2000	1999
Interbank and money market items (note 4):			
Cash and amounts due from central banks and post office banks	3,489	8,140	6,031
Treasury bills and money market instruments (note 6)	81,462	59,548	61,803
Due from credit institutions	186,623	130,613	159,772
Total interbank and money market items	**271,574**	**198,301**	**227,606**
Customer items (note 5)			
Due from customers	214,819	212,301	197,114
Leasing receivables	20,088	18,609	16,281
Total customer items	**234,907**	**230,910**	**213,395**
Bonds and other fixed-income instruments (note 6)	**56,062**	**31,955**	**57,278**
Equities and other variable-income instruments (note 6)	**42,497**	**39,020**	**26,682**
Insurance company investments (note 7)	**56,210**	**54,645**	**47,929**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment (note 8):			
Investments in non-consolidated undertakings and other participating interests	3,027	2,421	4,341
Equity securities held for long-term investment	5,746	5,620	3,477
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**8,773**	**8,041**	**7,818**
Investments in companies carried under the equity method			
Financial sector companies	1,507	2,023	2,158
Non-financial sector companies	376	162	105
Total investments in companies carried under the equity method (note 10)	**1,883**	**2,185**	**2,263**
Tangible and intangible assets (note 12)	**7,514**	**5,831**	**5,170**
Goodwill (note 13)	**4,489**	**2,540**	**1,389**
Accrued income and other assets (note 14)	**141,387**	**119,887**	**107,988**
Total assets	**825,296**	**693,315**	**697,518**
COMMITMENTS GIVEN			
Financing commitments given (note 24)	132,929	134,172	121,791
Guarantees and endorsements given (note 24)	79,943	60,071	56,963
Commitments given on securities (note 24)	11,090	8,705	10,236
Insurance company commitments	668	515	598
Commitments incurred on forward and options contracts (note 25)	10,921,962	8,362,734	7,377,840

Liabilities and shareholders' equity

In millions of euros at 31 December	2001	2000	1999
Interbank and money market items (note 15):			
Due to central banks and post office banks	202	461	459
Due to credit institutions	220,094	195,794	230,614
Total interbank and money market items	**220,296**	**196,255**	**231,073**
Customer items (note 16)	**216,096**	**172,877**	**149,003**
Debt securities:			
Retail certificates of deposit (note 16)	6,771	6,683	5,793
Interbank market securities (note 15)	1,670	540	623
Negotiable certificates of deposit (note 16)	63,575	53,215	55,005
Bonds, including short-term portion (note 17)	15,780	15,196	15,617
Other debt instruments	67	91	61
Total debt securities	**87,863**	**75,725**	**77,099**
Technical reserves of insurance companies (note 18)	**55,205**	**54,093**	**47,724**
Accrued expenses and other liabilities (note 19)	**199,224**	**151,531**	**150,628**
Badwill (note 13)	**25**	**31**	**3**
Provisions for contingencies and charges (note 20)	**4,853**	**5,594**	**6,166**
Subordinated debt (note 21)	**13,038**	**11,745**	**11,977**
Reserve for general banking risks (note 22)	**1,007**	**1,039**	**1,040**
Minority interests in consolidated subsidiaries (note 23)	**3,079**	**2,812**	**3,016**
Shareholders' equity (note 23):			
Share capital	1,772	1,792	1,799
Additional paid-in capital in excess of par and premium on acquisition	10,476	10,962	11,709
Retained earnings	8,344	4,735	4,797
Net income	4,018	4,124	1,484
Total shareholders' equity	**24,610**	**21,613**	**19,789**
Total liabilities and shareholders' equity	**825,296**	**693,315**	**697,518**
COMMITMENTS RECEIVED			
Financing commitments received (note 24)	22,355	6,625	11,233
Guarantees and endorsements received (note 24)	42,276	39,901	40,034
Commitments received on securities (note 24)	9,216	9,327	12,725
Insurance company commitments	2,345	2,659	2,710

Consolidated profit and loss account

In millions of euros	2001	2000	1999
Interest income	*39,303*	*39,780*	*24,413*
Interest expense	*(35,327)*	*(35,824)*	*(20,628)*
Net interest income (note 30)	3,976	3,956	3,785
Income on equities and other variable-income instruments (note 33)	564	391	175
Commission income	6,413	6,797	8,366
Commission expense	(2,029)	(2,351)	(5,168)
Net commission income (note 34)	4,384	4,446	3,198
Net gains on sales of trading account securities	6,296	5,297	2,465
Net gains on sales of securities available for sale	223	243	67
Other banking income	*1,097*	*1,353*	*577*
Other banking expenses	*(766)*	*(893)*	*(734)*
Net other banking income	331	460	157
Underwriting result and net investment income of insurance companies (note 35)	1,308	1,245	562
Net income from other activities	368	225	111
Net banking income (note 40)	**17,450**	**16,263**	**10,206**
Operating expense:			
Salaries and employee benefits, including profit sharing (note 36)	(6,467)	(6,250)	(4,040)
Other administrative expense	(3,889)	(3,660)	(2,277)
Total operating expense	(10,356)	(9,910)	(6,317)
Depreciation, amortisation and provisions on tangible and intangible assets	(577)	(528)	(425)
Gross operating income (note 40)	**6,517**	**5,825**	**3,464**
Net additions to provisions for credit risks and country risks (note 9)	(1,312)	(1,142)	(702)
Operating income (note 40)	**5,205**	**4,683**	**2,762**
Share of earnings of companies carried under equity method (note 10)	228	317	19
Gains (losses) on disposals of long-term investments and changes in provisions (note 38)	1,125	1,709	911
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks (note 40)	**6,558**	**6,709**	**3,692**
Net non-recurring expense (note 39)	(165)	(385)	(156)
Corporate income tax (note 41)	(1,817)	(1,632)	(1,201)
Amortisation of goodwill	(188)	(144)	(111)
Movements in the reserve for general banking risks	27	4	18
Minority interests	(397)	(428)	(163)
Net income before BNP-Paribas merger-related restructuring costs	**4,018**	**4,124**	**2,079**
BNP-Paribas merger-related restructuring costs (note 42)	-	-	(595)
Net income	**4,018**	**4,124**	**1,484**
Earnings per share before BNP-Paribas merger-related restructuring costs, in euros	**-**	**-**	**7.80**
Basic earnings per share, in euros	**9.28**	**9.40**	**5.57**
Diluted earnings per share, in euros (1)	**9.16**	**9.27**	**5.51**

(1) In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion no. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share". Diluted earnings per share correspond to net income for the year divided by the weighted average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.

Consolidated statement of cash flows

In millions of euros	2001	2000	1999
Long-term sources of funds			
Funds provided from shareholders' equity			
From operations:			
Consolidated net income	4,415	4,552	1,647
Depreciation and amortisation	577	528	425
Net additions to provisions	1,557	1,081	460
Share of earnings of companies carried under equity method	(228)	(317)	(19)
Total funds provided from operations	**6,321**	**5,844**	**2,513**
Dividends paid	(1,209)	(1,120)	(941)
Other changes in shareholders' equity:			
Group share	(2,008)	(2,514)	7,205
Minority interests	(25)	(618)	1,789
Increase in shareholders' equity	**3,079**	**1,592**	**10,566**
(Decrease) increase in reserve for general banking risks	**(5)**	**(1)**	**2**
Increase (decrease) in subordinated debt	**1,293**	**(232)**	**3,719**
Increase in shareholders' equity and other long-term capital	**4,367**	**1,359**	**14,287**
Funds provided from other sources:			
Increase (decrease) in interbank items (liabilities)	24,041	(34,818)	123,970
Increase in customer deposits	43,219	23,874	31,520
Increase (decrease) in debt securities	12,138	(1,374)	41,462
Increase in technical reserves of insurance companies	1,112	6,369	23,704
Increase (decrease) in other financial items	25,775	(11,368)	38,826
Increase (decrease) in other sources of funds:	**106,285**	**(17,317)**	**259,482**
Total increase (decrease) in sources of funds	**110,652**	**(15,958)**	**273,769**
Uses:			
Increase (decrease) in interbank items (assets)	51,319	(27,082)	90,842
Increase in customer loans	5,551	18,689	66,758
Increase (decrease) in securities	57,007	(17,957)	70,347
Increase in insurance company investments	1,565	6,716	24,802
(Decrease) increase in long-term investments	(7,050)	2,487	17,836
Increase in tangible and intangible assets	2,260	1,189	3,184
Total increase (decrease) in use of funds	**110,652**	**(15,958)**	**273,769**

Note 1 – Accounting policies

The consolidated financial statements of the BNP Paribas Group have been prepared in accordance with French generally accepted accounting principles applicable in the banking industry.

Year-on-year comparisons

The Group elected for early adoption of CRC 00-04, effective 31 December 2000. The main effects on the presentation of the BNP Paribas financial statements of applying this standard concern shareholders' equity and net income, as follows:

- in the balance sheet, net income for the period, excluding minority interests, is shown under shareholders' equity, while minority interests in the net income of consolidated subsidiaries are reported on a separate line,
- in the profit and loss account, minority interests are reported on a separate line below income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks.

The financial statements at 31 December 1999 and for the year then ended have been adjusted to reflect these presentation changes.

In addition, in accordance with the standards applicable to the consolidated financial statements of banks and other financial institutions, deferred tax assets and liabilities are now netted off at the level of each taxable entity. The presentation of the financial statements for 1999 and 2000 has been adjusted accordingly.

Principles and basis of consolidation

Scope of Consolidation

The consolidated financial statements include the financial statements of BNP Paribas and of all subsidiaries whose financial statements are material in relation to the consolidated financial statements of the Group as a whole. Subsidiaries are considered as being material if they contribute over EUR 8 million to consolidated net banking income, EUR 4 million to gross operating income or income before tax and amortisation of goodwill or EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Entities over which a Group company exercises de facto control, by virtue of contractual provisions or provisions of the entity's bylaws, are consolidated even in cases where the Group does not hold an interest in their capital. However, entities in which powers are not exercised in the sole interests of a Group company but in a fiduciary capacity on behalf of third parties and in the interests of all of the parties involved, none of which exercises exclusive control over the entity, are not consolidated.

Entities whose shares have been acquired exclusively with a view to their subsequent disposal are not consolidated. This is the case of shares which are intended to be sold in connection with the active management of the portfolio held by BNP Paribas Capital. Additionally, if the Group's ability to control the operating policies and assets of a subsidiary or affiliate is severely and permanently restricted, the subsidiary or affiliate is not consolidated. Shares in these companies are recorded in the consolidated balance sheet under "Investments in non-consolidated undertakings and other participating interests".

Consolidation Methods

→ Fully-consolidated Companies

Subsidiaries over which the Group exercises exclusive control are fully consolidated, including subsidiaries whose financial statements are presented in a different format which are engaged in a business that represents an extension of the Group's banking and financial services businesses or a related business, including insurance, real estate investment, real estate development and data processing services.

Exclusive control is considered as being exercised in cases where the Group is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business, as a result of:

- direct or indirect ownership of the majority of voting rights of the subsidiary;

- the designation in two successive years of the majority of the members of the Board of Directors, Supervisory Board or equivalent. This is considered to be the case if a Group company holds over 40% of the voting rights during the two-year period and no other shareholder holds a larger percentage, directly or indirectly;
- the right to exercise dominant influence over the subsidiary by virtue of contractual provisions or provisions of the bylaws, provided that the Group company exercising the dominant influence is a shareholder of the subsidiary. Dominant influence is considered as being exercised in cases where the Group company is in a position to use or decide the utilisation of the subsidiary's assets, liabilities or off-balance sheet items as if they were its own. In the absence of contractual provisions or provisions of the bylaws, a Group company is considered as exercising dominant influence over a credit institution in cases where it holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a larger percentage.

→ Proportionally-consolidated Companies

Jointly-controlled companies are consolidated by the proportional method. Joint control is considered as being exercised in cases where the concerned company is managed jointly by a limited number of shareholders which together determine the company's financial and operating policies.

→ Companies Accounted for by the Equity Method

Companies in which the Group exercises significant influence over financial and operating policies without having control are accounted for by the equity method. Significant influence may be exercised through representation on the Board of Directors, Supervisory Board or equivalent, or participation in strategic decisions, or as a result of significant business dealings with the company, or exchanges of management personnel or technical dependence. Significant influence over financial and operating policies is considered as being exercised in cases where the Group holds at least 20% of the voting rights, directly or indirectly.

Companies that are less than 20%-owned are not consolidated except in cases where they constitute a strategic investment and the Group effectively exercises significant influence. This is the case of companies developed in partnership with other groups, where the BNP Paribas Group participates in strategic decisions affecting the company as a member of the Board of Directors, Supervisory Board or equivalent, exercises influence over the company's operational management by supplying management systems or decision-making aids and provides technical assistance to support the company's development.

Consolidation Principles

→ Cost of Shares in Consolidated Companies, Goodwill, Valuation Adjustments

◦ Cost of Shares in Consolidated Companies

The cost of shares in consolidated companies is equal to the purchase price paid to the vendor by the buyer plus material transaction costs, net of the corresponding tax savings.

◦ Goodwill

Goodwill, corresponding to the difference between the cost of shares in consolidated companies and the Group's equity in the assets, liabilities and off-balance sheet items of the company at the date of acquisition, after valuation adjustments, is amortised by the straight-line method over the estimated period of benefit, not to exceed 20 years. The amortisation period is determined on a case by case basis depending on the specific conditions relating to each acquisition. Goodwill arising on acquisition of fully-consolidated and proportionally-consolidated companies is recorded under "Goodwill". The difference between the cost of shares in companies carried under the equity method and the Group's equity in the net assets acquired, after valuation adjustments, is recorded under "Investments in companies carried under the equity method".

◦ Valuation Adjustments

Valuation adjustments, corresponding to the difference between the amount of assets, liabilities and off-balance sheet items of the acquired company as restated according to Group accounting policies and their book value in the accounts of the acquired company, are recorded in the consolidated balance sheet in accordance with generally accepted accounting principles applicable to the items concerned.

→ Change in Percent Interests in Consolidated Companies

In the case of an increase in the Group's percent interest in a consolidated company, additional goodwill is recorded and amortised by the method described above. If the Group's percent interest is reduced without resulting in the subsidiary being deconsolidated, a corresponding percentage of the unamortised goodwill is written off. This is the case, in particular, following a capital transaction that has the effect of diluting the interest of the company holding the shares.

→ Intercompany Balances and Transactions

Income and expenses on material intercompany transactions between fully or proportionally consolidated companies and companies accounted for by the equity method are eliminated in consolidation. Intercompany receivables, payables and commitments between fully or proportionally consolidated companies are also eliminated.

→ Lease Financing

Finance leases where the Group is lessor are recorded in the consolidated balance sheet under "Leasing receivables" in an amount corresponding to the net investment in the lease and not the net book value in the individual company accounts determined in accordance with legal and tax rules. Lease payments are analysed between amortisation of the net investment and interest income.

Deferred taxes are recorded on the total difference between accumulated book depreciation of the leased assets and accumulated amortisation of the net investment in the lease. This difference is recorded under "Shareholders' equity" net of deferred taxes.

→ Foreign Currency Translation

All monetary and non-monetary assets and liabilities of foreign subsidiaries and branches that are denominated in foreign currencies are translated at the year-end exchange rate. Differences arising from the translation of profit and loss account items of foreign subsidiaries at the average rate for the year and the year-end rate are recorded in shareholders' equity net of minority interests, together with differences arising on translation of the capital made available to foreign branches. Differences arising from the translation of the results of foreign subsidiaries are treated as operating positions that can be repatriated and are therefore recognised in the consolidated profit and loss account.

→ BNP Paribas Shares Held Within the Group

BNP Paribas shares held within the Group are valued and accounted for as follows:

- Shares acquired in order to stabilise the share price or in connection with index arbitrage transactions are recorded under "Trading account securities" at their market price.
- Shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options.
- Shares not acquired for any of the above purposes that are intended to be cancelled are deducted from consolidated shareholders' equity at cost. If the shares are subsequently sold instead of being cancelled, the gain or loss on disposal and the corresponding tax are posted to retained earnings.

→ Consolidation of Insurance Companies

The Group has adopted standard CRC 2000-05 requiring the application of the new French consolidation principles by insurance companies, with effect from 1 January 2001. Claims equalisation provisions are maintained in the consolidated financial statements, because they concern an insured population exposed to risks that are infrequent but represent significant unit amounts, and therefore comply with the French National Accounting Board ("CNC") definition.

The Group has not modified its previous practice concerning the deferral of business acquisition costs as the effect of applying the new regulations would not be material.

The Group also continues to apply the alternative method of determining life premium reserves.

The financial statements of insurance companies, prepared according to these standards, are also used for BNP Paribas consolidation purposes. The balance sheet, profit and loss account and off-balance sheet items of fully consolidated insurance subsidiaries are included under similar captions in the consolidated financial statements, with the exception of the following items:

◦ Insurance Company Investments

The investments of insurance companies include admissible assets related to unit-linked business, property investments and various other investments, including shares in related companies. Property investments are stated at cost, excluding transaction costs. Buildings are depreciated over their estimated useful lives. Admissible assets related to unit-linked business are stated at the realisable value of the underlying assets at the year-end. Fixed- or variable-income marketable securities are stated at cost. Fixed-income securities are accounted for using the same method as debt securities held to maturity. A capitalisation reserve is set up to cover any long-term impairment in value of the insurance companies' portfolio of investments. If the aggregate book value of property, equities, mutual funds and other variable-income instruments is higher than the aggregate market value, a technical reserve is set up for the difference.

◦ Technical Reserves of Insurance Companies

Technical reserves correspond to the insurance company's commitments towards policyholders and the insured. Technical reserves for unit-linked business are determined based on the value of the underlying assets at the year-end. Life premium reserves consist primarily of mathematical reserves corresponding to the difference between the present value of the insurer's commitments and those of the policyholder, taking into account the probability of their settlement. Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following year or years) and outstanding claims reserves, which include reserves for claims handling costs.

The capitalisation reserve recorded in the statutory accounts of Group affiliates is considered as representing a technical reserve and is recorded under "Policyholders' surplus".

◦ Underwriting Result and Net Investment Income of Insurance Companies

This caption mainly includes earned premiums, paid claims and changes in outstanding claims reserves, and net investment income, excluding profits on intercompany transactions with Group banking entities.

Other significant accounting policies

Interbank and Money Market Items, Customer Items

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, overdrafts and other credits.

Interbank and money-market items and customer items are stated at their nominal value plus accrued interest.

Provisions are booked via the profit and loss account to write down the outstanding principal in cases where the bank considers that there is a risk of borrowers being unable to honour all or part of their commitments. This is considered to be the case of all loans on which one or more instalment is more than three months past-due (or six months in the case of real estate loans).

These principles also apply to loans granted to real estate professionals. For these loans, the potential loss is determined based on the estimated value of the underlying property and the guarantees obtained, as well as the estimated final loss on the project, calculated by comparing forecast revenues with the cost to complete. The estimated value of the underlying property is determined by reference to rental values and prices observed for recent transactions involving similar properties and any capital losses. The cost to complete includes interest expense up to the final date of sale of the property, future construction costs and fees, as well as operating costs.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off-balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Additions to and recoveries of provisions, write-offs of bad debts and recoveries on loans covered by provisions are recorded in the profit and loss account under "Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on non-performing loans which are included in net banking income together with the interest accrual.

Securities

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed-income instruments (whether fixed- or floating-rate); and equities and other variable-income instruments.

In application of CRC standard 00-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium-term", "Debt securities held to maturity", "Equity securities held for long-term investment", "Other participating interests", and "Investments in non-consolidated undertakings". Investments in companies carried under the equity method are recorded on a separate line of the consolidated balance sheet.

Movements on provisions for identifiable potential losses arising from counterparty risks on trading account securities, securities available for sale, debt securities held to maturity and equity securities available for sale in the medium-term are recorded in the profit and loss account under "Provisions for credit risks and country risks".

→ Trading Account Securities

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

→ Securities Available for Sale

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed-income instruments are valued at the lower of cost (excluding accrued interest) or their probable market value, which is generally determined on the basis of market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed-income instruments".

The difference between cost and the redemption price of fixed-income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Equities are valued at the lower of cost or their probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

The cost of sold investment securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and additions to and reversals of lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of investment securities available for sale".

→ Equity Securities Available for Sale in the Medium-Term

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium-term without investing on a long-term basis in the development of the issuer's business. Equity securities available for sale in the medium-term include venture capital investments.

"Equity securities available for sale in the medium-term" are recorded individually at the lower of cost or fair market value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average market price determined over an appropriately long period.

→ Debt Securities Held to Maturity

Fixed-income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect the BNP Paribas Group's intention of holding them on a long-term basis. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Interest on debt securities held to maturity is posted to income under "Interest income on bonds and other fixed-income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

→ Equity Securities Held for Long-Term Investment

This category includes shares and related instruments that the BNP Paribas Group intends to hold on a long-term basis in order to earn a satisfactory long-term rate of return without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer. Equity securities held for long-term investment are recorded individually at the lower of cost and fair value. Fair value of listed securities is primarily determined according to the average market price over the previous twenty-four months or according to a more recent market price in the case of a permanent impairment in value. Fair value of unlisted securities is determined according to net asset value per share (consolidated, if applicable).

Dividends received are posted to income under "Income on equities and other variable-income instruments" on a cash basis.

→ Investments in Non-Consolidated Undertakings and Other Participating Interests

This category includes affiliates in which the Group exercises significant influence over management and investments considered strategic to the Group's business development. This influence is deemed to exist when the Group holds an ownership interest of at least 10%.

Investments in non-consolidated undertakings and other participating interests are stated at the lower of cost and fair market value. Fair market value of listed securities is primarily determined according to the average market price over the previous twenty-four months or according to a more recent market price in the case of a permanent impairment in value. Fair market value of unlisted securities is determined according to net asset value per share (consolidated, if applicable).

Disposal gains or losses are recorded as "Gains (losses) on disposals of long-term assets" in the profit and loss account. Dividends are posted to "Income on equities and other variable income instruments" when they have been declared by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

→ Investments in Companies Carried Under the Equity Method

Changes in net assets of companies carried under the equity method are posted to assets under "Investments in companies carried under equity method" and to consolidated reserves under "Retained earnings". The difference between the book value of the investment and the Group's equity in net assets at the date of acquisition is also posted to "Investments in companies carried under equity method" for the portion allocated to specific assets or liabilities.

Fixed Assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. This transaction covered wholly-owned buildings and buildings leased to BNP SA (the parent company) by one of its specialised subsidiaries. These buildings are intended to be held on a long-term basis. The revaluation arising from this transaction has been posted to consolidated shareholders' equity net of the related deferred tax effect and a provision for deferred taxes has been recorded. Effective from 1994, the resulting unrealised capital gain is being written back to the consolidated profit and loss account in proportion to the additional depreciation charge taken by Compagnie Immobilière de France.

In order to reflect what appeared to be a lasting decline in the real estate market, the BNP group wrote down the book value of the above real estate in 1997. The impact of this adjustment, net of the related deferred tax effect, was posted to consolidated shareholders' equity, consistent with the initial adjustment. This adjustment therefore has no impact on consolidated net income.

Other buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, have been included in share capital.

Assets leased by the Bank from specialised subsidiaries are recorded as buildings, equipment, and other under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a fifty-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives.

BNP Paribas and its French subsidiaries depreciate tangible assets by the accelerated method in their individual company accounts. In the consolidated financial statements, depreciation is adjusted (in most cases using the straight-line method) to write off the cost of the depreciable assets over their estimated useful lives. Deferred taxes are calculated on the adjustment.

Depreciation of assets leased from Group leasing subsidiaries is reflected in the profit and loss account under "Depreciation, amortisation and provisions on tangible and intangible assets".

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed 5 years.

Interbank and Money-Market Items and Customer Deposits

Amounts due to credit institutions are analysed between demand accounts and time deposits and borrowings. Customer deposits are analysed between regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

Debt Securities

Debt securities are analysed between retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

Country Risk Provisions

Provisions for country risk are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and write-backs are reflected in the consolidated profit and loss account under "Net additions to provisions for credit risks and country risks".

Provisions for Unforeseeable Industry Risks

The Group records provisions for unforeseeable industry and other risks in order to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

Reserve for General Banking Risks

The BNP Paribas Group has set up a reserve for general banking risks in accordance with the principle of prudence. Specific additions to, and deductions from, this reserve are reflected in the consolidated profit and loss account under "Movements in the reserve for general banking risks".

Forward Financial Instruments

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

→ Forward Interest Rate Instruments

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to income under "Net gains (losses) on sales of trading account securities". Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

→ Forward Currency Instruments

Options contracts are marked to market and the resulting unrealised gains and losses are posted to income. A similar treatment is used for forward exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the period. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

→ Equity and Equity Index Derivatives

The BNP Paribas Group buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

→ Composite Instruments

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the consolidated profit and loss account.

→ Market Value of Financial Instruments

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the year-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

Corporate Income Tax

BNP Paribas Group companies are subject to corporate income tax based on rules and rates prevailing in the countries in which they operate. In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are taxed at a rate of 19%. Gains and losses on securities in the portfolios are taxed at the standard corporate income tax rate of 33 1/3%, with the exception of gains and losses on disposals of investments in non-consolidated undertakings and other participating interests which are taxed at the reduced rate applicable to long-term capital gains. Effective from 31 December 2000, dividends received from companies in which the BNP Paribas Group has an ownership interest of more than 5% are non-taxable (up to 31 December 1999, the exemption applied to dividends on shareholdings in excess of 10% or more than FRF 150 million).

In 1995, the French government imposed a 10% surtax on corporate income. The rate of this surtax has been reduced to 6% for 2001 and 3% for 2002. As of 1997, the government imposed an additional 15% surtax on corporate income, which was lowered to 10% for 1999, the last year of application. A new 3.3% surtax has been levied on corporate income as from 1 January 2000. The BNP Paribas Group has taken these surtaxes into account to determine current taxes for each period concerned, and has used the liability method to adjust the amount of deferred taxes in cases where the surtaxes are expected to apply when the timing differences reverse.

A charge for corporate income tax is taken in the year in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. As a result, BNP Paribas Group companies book deferred taxes for all timing differences between profit and loss items for accounting and tax purposes under the liability method. Recognition of deferred tax assets depends on the probability of recovery.

Profit Sharing

As required by French law, BNP Paribas and its French subsidiaries provide for profit sharing in the year in which the profit arises, and report the provision under salaries in "Operating expense" in the consolidated profit and loss account.

Pensions and Other Postretirement Benefit Obligations

Upon retirement, BNP Paribas Group employees receive pensions according to the laws and practices prevailing in the countries where BNP Paribas Group companies operate. Outside France, BNP Paribas Group companies and their employees contribute to mandatory pension plans managed by independent organisations.

Retired employees of the BNP Paribas Group's banking subsidiaries and affiliates in France are entitled to the following pension benefits starting 1 January 1994, pursuant to a new industry-wide agreement on pensions:

- Retirees receive pension benefits from the social security system and two nation-wide organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis.
- Retirees receive additional benefits relative to services rendered prior to 31 December 1994, from the pension fund of the BNP Paribas Group and the banking industry pension funds with which certain French subsidiaries are affiliated. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The working capital contributions made to the two nation-wide pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently twenty years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

Employee Benefits

Under various agreements, the BNP Paribas Group is committed to pay early retirement, retirement and seniority bonuses to its employees in France and in most of the countries in which the Group does business.

Each year, the Group estimates the net present value of these commitments and adjusts the related provision.

Recognition of Revenue and Expenses

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

Foreign Currency Transactions

Foreign exchange positions are generally valued at the official year-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the year-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches and other foreign equity investments, are not recognised in the profit and loss account.

Note 2 – Scope of consolidation

Changes in the scope of consolidation in 2000 and 2001 were as follows:

In 2000

Newly-consolidated companies

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Newly-created companies	BNP Paribas Capital Trust, PAM Milan SGR Spa, August Holdings Ltd, Klépierre Finances, Klécar France, Klécar Europe Sud, Klécar Foncier Ibérica, Klécar Foncier España	SCI Bassin Nord	Axa Crédit, Devimo Consult, Findomestic Sviluppo
Acquisitions	BD Lease, Arval PHH Holdings Uk Ltd, Arval PHH Holdings Unlimited, Arval PHH Deutschland, Zobel Investments BV, Belga Sept	-	CACC, Cinneo, Dongwong ITMC
Companies meeting the criteria for consolidation for the first time and companies consolidated in application of the new consolidation standards	Arval Polska, Arval Pays-Bas, Artegy Truck Management, Arval Gestion et Location Holding, Arval PHH Holdings SAS, BNP Paribas Fleet Leasing, BNP Paribas Fund Administration, Class Leasing Gmbh, Paribas Capital Funding	-	BNP Private Banking Japan, Cofidis Argentina, Centro Leasing Spa
Business restructuring	UEB Switzerland, BNP Paribas Services SA, Bergues Finances Holding (restructuring of the Swiss sub-group)	-	-

Companies excluded from the scope of consolidation

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Divestments	Via Banque, Via Banque-Banque des Iles, Via Banque-Sagéfi, Paribas Asia Equity Jareseh, Sté d'Informatique et de Systèmes (SIS), Cobepa - Cie Forestière Cosylva	Cortal Direct	Assurances Banque Populaire
Mergers	Paribas SA et BNP Finance (merged into BNP SA), Paribas Investissement Développement (merged into Société Centrale d'Investissements), Paribas Bank of Canada (merged into BNP-Canada), Courcoux-Bouvet (merged into BNP Equities SA), Cofica, Klébail SA, Foncière de Cetelem (merged with Cetelem), BNP Lease et Natiocrédit (merged with BNP Paribas Lease Group, ex-UFB Locabail), BNP Luxembourg (merged into Paribas Luxembourg)	-	-
Companies no longer meeting the criteria for consolidation and companies excluded in application of the new consolidation standards	BNP Cooper Neff Advisors, BNP Cooper Neff Inc, SNC Immobilier Haussmann 1, SPV Paribas New York, SAS Taitbout Paris 9, Sté de Gestion, SAS Colombier Carrières, PAM Ltd Bahamas, Paribas Bahamas Ltd Suisse, GAM CB, GEP CB, SAS Louis-Philippe, SAS Combs-la-Ville, SA de Flers, SA 25 Kléber, SAS Sinkle	-	Cobepa Group companies: All Tag, Ancorabel, Arine Beheer, Codefi, Berginvest, Dehnert & Jansen, Eurovos, Interxion, Languahe Hill, Mainland Séquoia, Médiabel, Neurones, Nationale A Portefeuille, Floridienne, GIB, Sait Radioholland, Sens Label, T-Palm, Erbe SA, UCO textile, Pargesa Holding, Groupe Josi, Sopex, Uco Engineering, Cie Centrale 1909, Spaas, Zetes, Vegobeheer

Changes in consolidation method

	Fully consolidated companies previously consolidated by the proportional method	Fully consolidated companies previously accounted for by the equity method	Proportionally consolidated companies previously accounted for by the equity method
Change in percent interest	Arval SAS (ex-Europcar Lease), ICD Spa, SAS Brescia	BICI Sénégal, BICI Côte d'Ivoire, BICI Gabon, BICI Burkina Faso, Sifida	International Bank of South Africa (Ibsa)

In 2001

Newly-consolidated companies

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Acquisitions	Cobepa-Bogerco, Cobepa-Gepeco, ABN AMRO Bank (Maroc) (merged with BMCI), Klépierre subsidiaries: Macédonia, Jardins des Princes, Maille Nord 4	Klépierre subsidiary: Centro Shopping Gestion	State Bank of India Life Insurance Company Ltd
Companies meeting the criteria for consolidation for the first time	BNP Paribas Participations Finance Immobilier, BNP Paribas Capital Trust LLC 2, BNP Paribas Capital Trust LLC 3, Fidex, BNP Paribas Peregrine Investment Ltd, BNP Paribas Equity Strategies, B*Capital, Cardif do Brasil Seguros, Cardif Limitada, Cardif Retiro, Cardif Slovakia, Guaranteed Underwriting Agency Ltd, Pinnacle Europe, Pinnacle Pet Healthcare, Klépierre subsidiaries: Le Barjac, SAS Odysseum Place de France, Novate SRL, Arcol, Belarcol, SAS LP7, Ségécar, SNC KC1; KC2, KC3, KC4, KC6, KC7, KC8, KC9, KC10, KC11, KC12 (partnerships owned by Klépierre)	-	-

Companies excluded from the scope of consolidation

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Disposals	Cobepa-Vobis, Cobepa-Ramlux, Cobepa - Financière Cristal SA, Cobepa- Intl Financing Partners SA	BNP Dresdner Zao Russie, BNP Dresdner Bank CR Prague, BNP Dresdner Croatia, Dresdner European Bank, CFJPE, Finaref Vie, Finaref Iard, Dresdner BNP Chile, Dresdner BNP Chile Corredores Bolsa, Dresdner BNP Chile Inversiones	CLF Locabail SAS
Mergers	Paribas Suisse et UEB (merged with BNP Paribas Suisse), BD Lease (merged into Arius SA), Paribas Côte d'Ivoire (merged into BICI Côte d'Ivoire), Cie Gle Location Industrielle (merged into Arval Service Lease), Cobepa-Finance Dévelop & Particip (merged into Cobepa-Cobema), Cobepa-Cie Gestion & Develop Informatiq (merged into Cobepa-Sté Financière et de Réalisation)	Dartem (merged into Cetelem)	-
Companies no longer meeting the criteria for consolidation and discontinued operations	Parifergie, Cipango Ltd, BNP Mexico Holding, BNP Mexico SA, BNP Vila Ltd, 90 William Street Australia, Interconti Finance, Paribas Group Australia, Paribas Deutschland Bv, BNP IFS Hong Kong Ltd, Paribas Japan Ltd, PAM Japan, PAM Asia Ltd Singapore, Paribas Investment Management Gmbh, Paribas Fonds Marketing, SC Rouen Candé, Gerfonds, Neuilly Contentieux, CB UK Fonds D, BBD Indonesia, Antee, Carnegie, Corelim, Paribas Asia Equity Phils Inc, BNP Sim SA Milan, Banque de Wallis et Futuna, Beti SNC, BIC Comores, Cerenicim, Ejesur, Kle 22, SA 37 La Perouse, SAS Etoile Residence, SAS Kleber Montigny, Segefico, SI Immobilière 36 av Opéra, Sogimo SA, Accea Finances, Centro di Telemarketing, Cetelem Nederland BV, Class Miet & Leasing Gmbh, Effico Sarl, Eurocredito, Fac Location SNC, Institut de Telemarketing, Massilia Bail, Norrsken Finance, Prêts et Services, SNC Cortal Pierre Gestion, Sofracem	Attijari Cetelem, Attijari Locabail, Case Leasing Deutschland, International Bank of South Africa Ltd (Ibsa)	BNP Andes, Cofidis UK, Fougerolle Financière SAE, Société Française du Chèque de Voyage, Euromezzanine SCA 2, BNP Canada Valeurs Mobilières, ATF Turkey, Banco Servicios Financieros, Carrefour Financial Consulting, Cofidis Argentina, Cofidis Belgium, Cofidis España, Covefi, Fimaser, Finalion, Finama, Novacredit, Vecofin

Changes in consolidation method

	Fully consolidated companies previously proportionally consolidated or accounted for by the equity method	Proportionally consolidated companies previously fully consolidated or accounted for by the equity method	Company accounted for by the equity method previously proportionally consolidated
Change in percent interest	Leasing Handels und Services AG (ex- Arval LHS Suisse), BNP KH Dresdner Bank Hungary, BNP Dresdner Bank Poland, BNP Dresdner Bank AD Bulgaria	-	Création Financial Services
Other	Klépierre subsidiaries: SCI Secovalde, Cinnéo	Findomestic, Halifax Cetelem Credit Ltd, Klépierre subsidiaries: SA SOAVAL, SA Cecobil	-

Financial institutions	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Credit institutions		
Antin Bail [1]	100.00	100.00
Banque Cortal [1]	100.00	100.00
Banque de Bretagne [1]	100.00	100.00
Banque Directe [1]	100.00	100.00
Banque Financière Cardif [1]	100.00	100.00
BNP Emergis [1]	100.00	100.00
BNP Intercontinentale (BNPI) [1]	100.00	100.00
BNP Paribas Factor [1]	100.00	99.96
BNP Paribas Guadeloupe [1]	100.00	100.00
BNP Paribas Guyane [1]	100.00	100.00
BNP Paribas Lease Group [1]	99.96	99.96
BNP Paribas Martinique [1]	100.00	100.00
BNP Paribas Nouvelle-Calédonie	100.00	100.00
BNP Paribas Private Bank (formerly Banque de la Cité) [1]	100.00	100.00
BNP Paribas Private Bank Monaco (formerly Paribas Private Bank Monaco)	100.00	99.99
BNP Paribas Securities Services [1]	100.00	100.00
Cetelem [1]	100.00	100.00
Class Financial Services	90.00	89.96
Cofica Bail (1)	100.00	100.00
Coficape (formerly Inchcape Finance)	100.00	100.00
Compagnie Médicale de Financement de Voitures et Matériels [1]	99.99	99.99
Credial [1]	100.00	100.00
Crédit Moderne Antilles	100.00	100.00
Crédit Moderne Guyane	100.00	99.99
Crédit Moderne Océan Indien	97.14	97.14
Fidem	51.00	51.00
Finance et Gestion	70.00	69.97
Financière Marché Saint-Honoré (formerly Financière Kléber) [1]	100.00	100.00
Loisirs Finance	51.00	51.00
Natiobail	81.77	81.77
Natiocrédibail	100.00	99.96
Natiocrédimurs	100.00	99.96
Natioénergie	100.00	99.96
Norbail	100.00	99.96
Paribas Derivés Garantis	100.00	100.00
Paricomi	100.00	99.93
Parilease [1]	100.00	100.00
Same Deutz-fahr Finance	99.97	99.93
Services et Prêts Immobiliers [1]	100.00	99.93
UCB Entreprises [1]	100.00	99.93
UCB [1]	99.93	99.93
UCB Bail [1]	100.00	99.93
UCB Locabail Immobilier	100.00	99.92
Other financial institutions		
Arius Finance [1]	100.00	99.99
Arius SA [1]	100.00	99.99
Arval ECL SAS [1]	100.00	99.99
Arval PHH Holding SAS [1]	100.00	99.99
Arval Service Lease [1]	100.00	99.99
B*Capital [1]	100.00	100.00
Banexi Communication [1]	100.00	100.00
Banexi Société de Capital Risque Bancaire (formerly Banexi SCR)	100.00	100.00
BNP Paribas Arbitrage [1]	100.00	100.00
BNP Paribas Asset Management [1]	100.00	100.00
BNP Paribas Asset Management Group [1]	100.00	100.00

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
BNP Paribas Développement		100.00	100.00
BNP Paribas Equities France [1]		99.96	99.96
BNP Paribas Equity Strategies France [1]		99.99	99.99
Cardif Asset Management [1]		100.00	100.00
Codexi		99.91	99.91
Compagnie d'Investissements de Paris – C.I.P		100.00	100.00
Conseil investissement		100.00	100.00
Cortal Fund Management		100.00	100.00
Financière BNP [1]		100.00	100.00
Firem [1]		100.00	100.00
Gestion et Location (formerly Arval Gestion et Location) [1]		99.99	99.99
Immo Investissements BNP [1]		100.00	100.00
Jovacienne de Participations [1]		100.00	100.00
Natioinformatique		100.00	100.00
Société Cristolienne de Participations [1]		100.00	100.00
Société de Courtage et d'Assurance Universel		100.00	99.96
Société Française Auxliaire - S.F.A. [1]		100.00	100.00
Truck Management Artegy [1]		100.00	99.99
Other financial sector companies			
Cofiparc [1]		100.00	100.00
Nhg Guyomarc'h [1]		100.00	99.92
SA Leval 3 [1]		100.00	100.00
Services et Finance		51.00	50.98
Socappa [1]		99.93	99.89
OUTSIDE FRANCE			
Credit institutions			
Europe			
Banca UCB SPA	Italy	100.00	99.96
Banco Fimestic SA (ex Fimestic)	Spain	100.00	100.00
BNP Bank NV	Netherlands	100.00	100.00
BNP Capital Finance Ltd	Ireland	100.00	100.00
BNP Factor	Portugal	100.00	100.00
BNP Finans a/s Norge	Norway	100.00	100.00
BNP Ireland Limited	Ireland	100.00	100.00
BNP Paribas (Bulgaria) AD (formerly BNP Dresdner Bank Bulgaria)	Bulgaria	80.00	80.00
BNP Paribas Bank (Hungaria) RT (formerly BNP Dresdner Bank Hungaria)	Hungary	100.00	100.00
BNP Paribas Bank (Polska) SA (formerly BNP Dresdner Bank Polska)	Poland	100.00	100.00
BNP Paribas España SA	Spain	99.33	99.33
BNP Paribas Guernsey Limited	Guernsey	100.00	99.99
BNP Paribas Kredit Bank AG	Germany	100.00	99.96
BNP Paribas Lease Group Gmbh	Germany	100.00	99.96
BNP Paribas Lease Group plc	United Kingdom	100.00	99.97
BNP Paribas Lease Group SA Belgium	Belgium	100.00	99.95
BNP Paribas Lease Group SA EFC	Spain	100.00	99.96
BNP Paribas Lease Group SPA	Italy	100.00	99.95
BNP Paribas Leasing Gmbh	Germany	100.00	99.96
BNP Paribas Leasing SPA	Italy	100.00	99.96
BNP Paribas Luxembourg sa	Luxembourg	100.00	100.00
BNP Paribas Net Limited	United Kingdom	100.00	100.00
BNP Paribas Private Bank plc	United Kingdom	100.00	100.00
BNP Paribas Private Bank Switzerland (formerly BNP Suisse)	Switzerland	100.00	99.99
BNP Paribas Suisse SA (formerly BNP Paribas Suisse Holding)	Switzerland	99.99	99.99

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Europe (cont'd)			
BNP Paribas Lease Group SPA (formerly Socabail Immobiliare)	Italy	100.00	99.95
Cetelem Belgium	Belgium	100.00	100.00
Cetelem Benelux BV	Netherlands	100.00	100.00
Cetelem CR	Czech Republic	65.00	65.00
Cetelem SFAC	Portugal	100.00	100.00
Compagnie Bancaire Uk Fonds A	United Kingdom	100.00	99.97
Compagnie Bancaire Uk Fonds B	United Kingdom	100.00	100.00
Cortal bank Luxembourg	Luxembourg	100.00	100.00
Evergo Finanzaria	Italy	60.00	59.97
Magyar Cetelem	Hungary	100.00	100.00
Paribas Finanzaria SPA	Italy	100.00	100.00
Sifida	Luxembourg	66.28	56.75
Ucb Group Limited	United Kingdom	100.00	100.00
Ufb Factoring Italia	Italy	100.00	99.95
Union de Creditos Immobiliarios – UCI	Spain	50.00	49.97
United European Bank Switzerland	Switzerland	100.00	99.99
Americas			
Banco Cetelem Argentine	Argentina	60.00	60.00
BNP (Panama) SA	Panama	91.80	91.80
BNP (Uruguay) SA	Uruguay	100.00	100.00
BNP Leasing Dallas Corporation	United States	100.00	100.00
BNP Paribas	Canada	100.00	100.00
BNP Paribas Brasil SA	Brazil	100.00	100.00
BNP Private Bank & Trust Cie Bahamas Limited	Bahamas	100.00	100.00
Groupe BancWest Corporation	United States	100.00	100.00
Paribas Finance Incorporated	United States	100.00	100.00
Paribas North America	United States	100.00	100.00
Paribas Principal Incorporated	United States	100.00	100.00
PNA – BNP Paribas North America (formerly Paribas Properties Incorporated)	United States	100.00	100.00
Asia-Pacific			
BNP Paribas Merchant Banking Asia Limited	Singapore	100.00	100.00
BNP Paribas Peregrine (Singapore) Limited (formerly BNP Prime Peregrine Singapore Ltd)	Singapore	100.00	100.00
PT Bank BNP Paribas Indonesia (formerly PT BNP Lippo Utama Leasing)	Indonesia	100.00	99.96
Africa			
Banque Internationale Commerce et Industrie Burkina Faso	Burkina Faso	51.00	46.68
Banque Internationale Commerce et Industrie Côte d'Ivoire	Ivory Coast	60.29	58.91
Banque Internationale Commerce et Industrie Gabon	Gabon	46.66	46.66
Banque Internationale Commerce et Industrie Sénégal	Senegal	54.11	52.33
Banque Malgache de l'Océan Indien	Madagascar	75.00	75.00
Banque Marocaine du Commerce et de l'Industrie	Morocco	51.59	51.59
Banque Marocaine du Commerce et de l'Industrie Leasing	Morocco	71.90	37.09
Banque pour le Commerce et l'Industrie de la Mer Rouge	Djibouti	51.00	51.00
BNP Paribas Le Caire (formerly Banque du Caire et de Paris)	Egypt	76.00	76.00
Union Bancaire pour le Commerce et l'Industrie	Tunisia	50.00	50.00
Union Tunisienne de Leasing	Tunisia	53.86	26.93

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions			
Europe			
Arval Belgium	Belgium	100.00	99.99
Arval Limited	United Kingdom	75.00	74.99
Arval Luxembourg	Luxembourg	100.00	99.99
Arval Nederland	Netherlands	100.00	99.99
Arval PHH Deutschland Gmbh	Germany	100.00	99.99
Arval PHH Holdings UK Limited	United Kingdom	100.00	99.99
Arval PHH Holdings Unlimited	United Kingdom	100.00	99.99
Arval Polska	Poland	100.00	99.99
Arval Portugal	Portugal	100.00	99.99
Arval Service Lease Spain (formerly Arval España)	Spain	99.98	99.97
Arval Service Lease Italy (formerly Arval Italie)	Italy	70.00	62.50
August Holdings Limited	United Kingdom	100.00	100.00
BNP Paribas Asset Management UK Limited	United Kingdom	100.00	100.00
BNP Paribas Capital Markets Group Limited	United Kingdom	100.00	100.00
BNP Paribas Commodity Futures Limited	United Kingdom	100.00	100.00
BNP Paribas E & B Limited	United Kingdom	100.00	100.00
BNP Paribas Financiere du Regent	Belgium	100.00	100.00
BNP Paribas UK Holding Limited	United Kingdom	100.00	100.00
BNP Paribas UK Holdings Limited	United Kingdom	100.00	100.00
BNP Paribas UK Limited	United Kingdom	100.00	100.00
BNP Paribas Wigmore Loan Finance Limited	United Kingdom	100.00	100.00
Compagnie Bancaire Uk Fonds C	United Kingdom	100.00	100.00
Fimestic Expansion SA	Spain	100.00	100.00
Fund Services	Poland	100.00	100.00
Leasing Handels und Service AG (formerly Arval Suisse LHS)	Switzerland	100.00	99.99
Paribas Asset Management Milan sgr SPA	Italy	100.00	100.00
Parvest Investment Management SA (formerly PAM Luxembourg)	Luxembourg	99.98	99.98
Pasfin Sim Milan	Italy	100.00	100.00
Societe Financiere pour Pays d'Outre Mer – SFOM	Switzerland	100.00	100.00
Americas			
BNP Paribas Brokerage Services incorporated	United States	100.00	100.00
BNP Paribas Capital Trust LLC 1 (formerly BNP Capital Trust LLC)	United States	100.00	0.00
BNP Paribas Capital Trust LLC 2	United States	100.00	0.00
BNP Paribas Capital Trust LLC 3	United States	100.00	0.00
BNP Paribas Consultoria Projeto	Brazil	100.00	100.00
BNP Paribas Investment Services LLC	United States	100.00	100.00
BNP US Funding	United States	100.00	24.49
French AM Banking Corporation - F.A.B.C	United States	100.00	100.00
Paribas Capital Funding	United States	100.00	100.00
PNA-BNP Paribas Corporation	United States	100.00	100.00
PNA-Paribas Asset Management Incorporated	United States	100.00	100.00
PNA-Paribas Futures Incorporated	United States	100.00	100.00
Asia-Pacific			
BNP Equities Asia Limited	Malaysia	100.00	100.00
BNP Paribas Arbitrage (Hong Kong) Limited	Hong Kong	100.00	100.00
BNP Paribas Asia Equity Limited	Hong Kong	100.00	100.00
BNP Paribas Asia Limited	Hong Kong	100.00	100.00
BNP Paribas Equities Group (Australia) Limited	Australia	100.00	100.00
BNP Paribas Finance (Hong Kong) Limited	Hong Kong	100.00	100.00
BNP Paribas Futures (Hong Kong) Limited	Hong Kong	100.00	100.00
BNP Paribas Indonesia	Indonesia	88.00	87.96
BNP Paribas Investment Asia Limited	Hong Kong	100.00	100.00
BNP Paribas Pacific (Australia) Limited	Australia	100.00	100.00
BNP Paribas Peregrine Capital Limited	Hong Kong	100.00	100.00

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Asia-Pacific (cont'd)			
BNP Paribas Peregrine Investments Limited	Hong Kong	100.00	100.00
BNP Paribas Peregrine Limited (formerly BNP Prime Greater China)	Malaysia	100.00	100.00
BNP Paribas Peregrine Securities (Thailand) Limited	Thailand	100.00	100.00
BNP Paribas Peregrine Securities Limited (formerly BNP PrimeEast Securities)	Hong Kong	100.00	100.00
BNP Paribas Peregrine Securities Pte Limited	Singapore	70.00	70.00
BNP Paribas Securities (Australia) Limited	Australia	100.00	100.00
BNP Paribas Securities Limited	Hong Kong	100.00	100.00
BNP Prime Peregrine Holdings Limited (formerly BNP Prime Peregrine South East Asia)	Malaysia	100.00	100.00
BNP Securities (Hong Kong) Limited	Hong Kong	100.00	100.00
Africa			
B. M. C. I. Offshore	Morocco	100.00	51.59
Other financial sector companies			
Bergues Finance Holding	Bahamas	100.00	99.99
BNP Paribas Fund Administration	Luxembourg	100.00	100.00
Claas Leasing Gmbh New One	Germany	100.00	89.96
Fidex Holding Limited	United Kingdom	100.00	0.00

Other companies	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Real estate		
BNP Paribas Immobilier [1]	100.00	100.00
BNP Paribas Participations Finance Immobilier	100.00	100.00
Fleurantine de Participations [1]	100.00	100.00
Great Central Railway Land SA [1]	99.87	99.87
Immobilière des Bergues [1]	100.00	100.00
Jardins des Princes	100.00	58.91
Klecar Europe Sud	83.00	48.90
Klecar France SNC	83.00	48.90
Klépierre SA	59.17	58.91
Le Barjac	100.00	58.91
Maille Nord 4	100.00	58.91
Meunier Promotion [1]	100.00	100.00
Promopart BNP [1]	100.00	100.00
SA Centrale Immobilière	99.99	58.91
SA Klecentres	82.50	48.60
SA Secmarne	61.67	32.80
SA Socoseine	99.84	58.63
SA Tours Nationale	100.00	48.60
SAS 192, avenue Charles-de-Gaulle	100.00	58.91
SAS 21 Kléber	99.99	62.65
SAS 21 La Pérouse	100.00	58.91
SAS 43 Grenelle	100.00	58.91
SAS 43 Kléber	100.00	58.91
SAS 46 Notre-Dame-des-Victoires	100.00	58.91
SAS 5 Turin	100.00	58.91
SAS Baudin Levallois	100.00	58.91
SAS Baudot Massy	100.00	58.91
SAS Begles Arcins	100.00	48.60
SAS Brescia	100.00	48.60
SAS Cande	100.00	58.90
SAS CB Pierre	99.00	58.32
SAS Center Villepinte	100.00	48.58

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Other companies	Group voting interest (%)	Group ownership interest (%)
Real estate (cont'd)		
SAS Centre Jaude Clermont	100.00	48.59
SAS Concorde Puteaux	100.00	58.91
SAS Curial Archereau	100.00	58.91
SAS Daumesnil Reuilly	100.00	58.91
SAS Doumer Caen	100.00	48.58
SAS Espace Dumont D'Urville	100.00	58.91
SAS Espace Kléber	100.00	58.91
SAS Flandre	100.00	58.90
SAS Fontenay La Redoute	100.00	58.91
SAS Issy Desmoulins	100.00	58.91
SAS Kléber Levallois	100.00	58.91
SAS Klebureaux	100.00	58.91
SAS Klefinances (1)	100.00	100.00
SAS Klegestion	100.00	58.91
SAS Klemurs	100.00	58.91
SAS Klépierre Finances	100.00	58.91
SAS Klépierre Transactions	100.00	58.91
SAS Langevin Herblay	100.00	58.91
SAS Le Havre Capelet	100.00	58.91
SAS Le Havre Tourneville	100.00	58.91
SAS Leblanc Paris 15	100.00	58.91
SAS LP7	100.00	58.91
SAS Melun Saint-Pères	99.98	48.59
SAS Odysseum Place de France	70.00	41.24
SAS Oise Cergy	100.00	79.46
SAS Opale	100.00	58.91
SAS Poitiers Alienor	100.00	58.91
SAS Saint-André Pey berland	100.00	48.60
SAS Sommer Antony	100.00	58.91
SAS Strasbourg La Vigie	100.00	48.53
SAS Suffren Paris 15	100.00	58.91
SAS Vanne Montrouge	100.00	58.91
SAS Varennes Ormes	100.00	58.91
SC Cecocord	100.00	58.89
SC Centre Bourse	85.00	42.86
SCI 8, rue du Sentier	100.00	58.91
SCI Boulogne d'Aguesseau	99.90	58.26
SCI Étoile Quinzième	99.90	58.26
SCI Les Ellipses	99.90	58.26
SCI Levallois Anatole France	99.99	58.26
SCI Levallois Michelet	99.90	58.26
SCI Paris Suffren	99.90	58.26
SCI Rueil Hermes	99.90	58.26
SCI Secovalde	40.00	23.56
SCI Square Chaptal 2	100.00	58.91
SCI Villepinte Le Tropical	99.90	58.26
Segecar	50.00	28.30
Ségécé	90.00	56.60
Ségécé Loisirs Transactions	95.12	54.58
Setic (1)	100.00	100.00
SNC 86, Anatole France	100.00	58.91
SCI Cecoville	100.00	58.91
SNC Couperin Fonciere	100.00	58.91
SNC Foncière Saint-Germain	100.00	58.91
SNC Général-Leclerc 11-11bis Levallois	100.00	58.91
SNC Godefroy n° 8 Puteaux	100.00	58.91
SNC KC1	100.00	48.90
SNC KC10	100.00	48.90

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Other companies		Group voting interest (%)	Group ownership interest (%)
Real estate (cont'd)			
SNC KC11		100.00	48.90
SNC KC12		100.00	48.90
SNC KC2		100.00	48.90
SNC KC3		100.00	48.90
SNC KC4		100.00	48.90
SNC KC6		100.00	48.90
SNC KC7		100.00	48.90
SNC KC8		100.00	48.90
SNC KC9		100.00	48.90
SNC Kléber la Pérouse		100.00	58.91
SNC Liège 25 Paris 8e		100.00	58.91
SNC Soccendre		100.00	56.52
SNC Université Paris 7e		100.00	58.91
Solorec		100.00	51.76
Ste du 23, av. Marignan		99.99	58.90
Insurance			
Cardif RD (1)		99.98	99.98
Cardif SA (1)		100.00	100.00
Cardif Sté Vie (1)		100.00	100.00
Cybele RE		100.00	100.00
GIE Helios (formerly Gestion Croissance)		100.00	91.90
Natiovie (1)		100.00	100.00
Other business units			
Antin Vendôme		96.75	96.75
Bincofi		100.00	100.00
Capefi (1)		100.00	100.00
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer (1)		100.00	100.00
Compagnie d'Entreprise Industrielle et Commerciale (1)		99.20	99.20
Compagnie Immobilière de France (1)		100.00	100.00
Foncière de la Compagnie Bancaire (1)		100.00	100.00
Immobilier Marché Saint-Honoré (1)		100.00	100.00
Kle 65 (1)		100.00	100.00
Kle 66 (1)		100.00	100.00
Norbail Location		100.00	99.96
Omnium Gestion Développement Immobilier (1)		100.00	100.00
Opatra (1)		100.00	100.00
Ottofrance International (1)		100.00	100.00
PAI Management (1)		100.00	100.00
Parfici (1)		100.00	100.00
Paribas International (1)		100.00	100.00
Paribas Santé (1)		100.00	100.00
Quatch (1)		99.96	99.96
Safadeco SA (1)		100.00	100.00
Safadeco SP		100.00	100.00
Sagal (1)		100.00	99.92
SAS 5 Kléber (1)		100.00	100.00
Société Centrale d'Investissement (1)		100.00	100.00
Société Générale Commerciale et Financière		100.00	100.00
OUTSIDE FRANCE			
Insurance			
BNP de Réassurance au Luxembourg	Luxembourg	100.00	100.00
Cardif Assicurazioni SPA	Italy	100.00	100.00
Cardif Compania de Seguros de Vida	Argentina	100.00	100.00
Cardif do Brasil Seguros	Brazil	100.00	100.00

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Other companies		Group voting interest (%)	Group ownership interest (%)
Insurance (cont'd)			
Cardif Leven	Belgium	100.00	100.00
Cardif Limitada	Brazil	100.00	100.00
Cardif Polska Life	Poland	99.67	99.67
Cardif Provita	Czech Republic	100.00	100.00
Cardif Retiro	Argentina	100.00	100.00
Cardif Slovakia	Slovakia	100.00	100.00
Cia. Seguros de Vida	Chile	100.00	100.00
Compania de Seguros Generales	Chile	100.00	100.00
European Reinsurance Limited	Guernsey	100.00	88.26
Guaranteed Underwriting Agency Limited	United Kingdom	78.12	68.94
Investlife SA	Luxembourg	100.00	100.00
Luxpar-Ré	Luxembourg	100.00	100.00
Pinnacle Europe	United Kingdom	100.00	88.26
Pinnacle Insurance Holdings (formerly Pinnacle Holding)	United Kingdom	88.26	88.26
Pinnacle Insurance	United Kingdom	100.00	88.26
Pinnacle Insurance Management Services	United Kingdom	100.00	88.26
Pinnacle Pet Healthcare	United Kingdom	95.00	83.84
Pinnafrica Holding Limited	Republic of South Africa	100.00	88.26
Pinnafrica Insurance Company	Republic of South Africa	100.00	88.26
Pinnafrica Insurance Life	Republic of South Africa	100.00	88.26
Real estate			
Arcol	Slovakia	100.00	58.91
Belarcol	Belgium	100.00	58.91
Belga Sept	Belgium	49.99	29.45
Cinneo	Italy	85.00	25.03
Ejenorte	Spain	100.00	100.00
Icd Spa	Italy	85.00	41.31
Immobiliare Magnolia	Italy	85.00	50.07
Klecar Foncier Iberica	Spain	100.00	48.90
Klecar Foncier España	Spain	100.00	48.90
Macedonia	Greece	100.00	48.90
Monopoly	United Kingdom	100.00	100.00
Novate SRL	Italy	100.00	58.91
Zobel Investment bv	Netherlands	100.00	58.91
Other business units			
BNP Paribas Capital Investments Limited	United Kingdom	100.00	100.00
BNP Paribas Fleet Leasing	United Kingdom	100.00	99.99
BNP Paribas Management Services Limited	United Kingdom	100.00	100.00
BNP Paribas Services	Switzerland	100.00	99.99
Cobepa – Amparzo	Netherlands	100.00	96.16
Cobepa – Belvuco	Belgium	98.83	97.25
Cobepa – Bogerco	Belgium	50.00	49.20
Cobepa – Cippar	Belgium	100.00	96.16
Cobepa – Claireville	Belgium	100.00	98.40
Cobepa – Cobema	Belgium	100.00	98.40
Cobepa – Cobepa Finance	Luxembourg	100.00	98.40
Cobepa – Cobepa International	Netherlands	100.00	98.40
Cobepa – Cobepa Technology	Belgium	100.00	98.40
Cobepa – Compagnie de Participations Internationales BV	Netherlands	100.00	96.16
Cobepa – Compagnie de Participations Internationales SA	Luxembourg	100.00	95.94
Cobepa – Compagnie Financière Africaine (ex CFA)	Belgium	100.00	80.79
Cobepa – Compagnie Financière et Mobilière	Belgium	100.00	98.40
Cobepa – Copabel SA	Belgium	100.00	95.94
Cobepa – Coparin	Luxembourg	100.00	95.94
Cobepa – Gepeco	Belgium	100.00	98.40

Fully-consolidated companies

Other companies		Group voting interest (%)	Group ownership interest (%)
Other business units (cont'd)			
Cobepa – Group T SA	Belgium	100.00	96.16
Cobepa – Groupe Financier Liégeois	Belgium	81.33	78.21
Cobepa – Holnor	Netherlands	100.00	95.94
Cobepa – I.I.M	Netherlands	100.00	98.40
Cobepa – Ilmaco	Belgium	100.00	97.25
Cobepa – Libelux	Luxembourg	99.98	98.38
Cobepa – Libenel BV	Netherlands	100.00	98.40
Cobepa – Lucht et Licht NV	Netherlands	100.00	97.25
Cobepa – Mascagni	Belgium	100.00	97.25
Cobepa – Paribas Deelnemingen NV	Netherlands	99.70	98.10
Cobepa – Paribas Participation Limitee	Canada	97.50	95.94
Cobepa – Regio Invest Ontwik Maats	Belgium	100.00	97.25
Cobepa – SA Mosane	Belgium	97.72	96.16
Cobepa – Sté Financière et de Réalisation	Belgium	100.00	98.40
Cobepa – Texaf	Belgium	82.10	80.79
Cobepa – Tradexco SA	Belgium	100.00	98.40
Compagnie Belge de Participations Paribas – Cobepa	Belgium	98.40	98.40
Compagnie Financière Ottomane (formerly Ottomane Nouvelle Cie Financière)	Luxembourg	96.43	96.43
Paribas International BV	Netherlands	100.00	100.00
Paribas Santé International BV	Netherlands	100.00	100.00
Paribas Trust Luxembourg	Luxembourg	100.00	100.00
Placement, Gestion, Finance Holding – Plagefin	Luxembourg	99.99	99.99
Sagip	Belgium	100.00	100.00

Proportionally-consolidated companies

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Credit institutions			
CNH Capital Europe		50.00	49.98
Other financial institutions			
Antarius		50.00	50.00
OUTSIDE FRANCE			
Credit institutions			
Europe			
BNP AK Dresdner Bank AS	Turkey	30.00	30.00
Case Credit UK Limited	United Kingdom	50.00	49.98
Findomestic	Italy	50.00	50.00
Asia-Pacific			
International Bank of Paris and Shanghai	People's Republic of China	50.00	50.00
Other financial institutions			
Europe			
BNP AK Dresdner Financial Kiralama	Turkey	29.97	29.97
Halifax Cetelem Crédit Limited (formerly Halifax Cetelem Finance Ltd)	United Kingdom	50.00	50.00
Poczsta Polska	Poland	33.33	33.33

Proportionally-consolidated companies

Other companies		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Insurance			
Axeria Assurances		35.00	35.00
Natio Assurance		50.00	50.00
Real estate			
SA Cecobil		50.00	29.46
SA Soaval		49.22	28.25
SAS Espace Cordeliers		50.00	29.46
SAS Le Havre Lafayette		40.00	23.56
SAS Le Havre Vauban		40.00	23.56
SCI Antin Vendôme		50.00	29.46
SCI Bassin Nord		50.00	29.46
OUTSIDE FRANCE			
Insurance			
Centro Vita Assicurazioni SPA	Italy	49.00	49.00
Real estate			
Centro Shopping Gestion	Italy	50.00	28.30

Companies carried under the equity method

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Credit institutions			
Axa Crédit		35.00	35.00
Banque Pétrofigaz		44.81	44.81
Cofinoga		49.49	49.49
Crédit Immobilier Général - C.I.G		15.00	15.00
Facet		38.85	38.85
Société Paiement PASS		40.01	40.01
Other financial institutions			
Laser		9.80	9.80
OUTSIDE FRANCE			
Credit institutions			
Europe			
Création Financial Services	United Kingdom	49.49	49.49
Fipryca	Spain	37.28	40.00
Fortis Crédit	Belgium	45.00	45.00

Companies carried under the equity method

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Asia			
BNP Paribas Private Bank (Japan) Limited (formerly BNP Private Banking Japan)	Japan	100.00	100.00
Cetelem Services Korea	South Korea	100.00	100.00
Africa			
The Commercial Bank of Namibia ltd CBON	Namibia	43.84	43.84
Europe			
Cetelem Poslka Expansion SA	Poland	100.00	100.00
Cortal Belgique	Belgium	40.00	40.00
Americas			
CCAC	Brazil	40.00	40.00
Cetelem America	Brazil	100.00	100.00
Fischer Francis Tree and Watts	United States	25.00	68.36
Asia-Pacific			
BNP Paribas Peregrine Futures Limited	Hong Kong	100.00	100.00
BNP Paribas Peregrine Incorporated	Philippines	100.00	100.00
BNP Paribas Peregrine Services Limited	Hong Kong	100.00	100.00
PT BNP Paribas Peregrine	Indonesia	100.00	95.55
Other financial sector companies			
Europe			
Centro Leasing SPA	Italy	27.62	27.61
Asia-Pacific			
Dongwong ITMC	South Korea	30.00	30.00

Other companies		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Insurance			
Axa Re Finance		21.00	21.00
Other			
Finaxa		22.23	22.23
Forum Finances		39.97	39.97
RIVP – Régie immobilière de la ville de Paris		30.79	30.79
Sinvim (1)		100.00	100.00
OUTSIDE FRANCE			
Real estate			
Devimo Consult	Belgium	35.00	19.81
Other			
Findomestic Sviluppo	Italy	50.00	50.00
Insurance			
State Bank of India Life Insurance Company Limited	India	26.00	26.00

(1) Members of the BNP Paribas SA tax group as of 1 January 2001.

Note 3 – Contribution of the Paribas sub-group to BNP Paribas Group net income in 1999

In millions of euros	BNP and subsidiaries (excluding Paribas)	Paribas and subsidiaries (4th quarter 1999)	BNP Paribas Group
Net banking income	9,015	1,191	10,206
Gross operating income	3,240	224	3,464
Operating income	2,642	120	2,762
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	3,324	368	3,692
Net income before BNP-Paribas merger-related restructuring costs	1,906	173	2,079
Net income after BNP-Paribas merger-related restructuring costs	1,311	173	1,484

Note 4 – Interbank and money market items

In millions of euros, at 31 December	2001 Gross	2001 Provisions	2001 Net	2000 Net	1999 Net
Cash and amounts due from central banks and post office banks	3,594	(105)	3,489	8,140	6,031
Treasury bills and money market instruments (note 6)	82,128	(666)[(b)]	81,462	59,548	61,803
Due from credit institutions					
Demand accounts	25,690	(36)	25,654	14,564	11,284
Term loans and time deposits[(a)]	24,569	(237)[(b)]	24,332	20,994	34,697
Repurchase agreements:					
Securities received under resale agreements	134,219		134,219	92,819	106,873
Bills purchased outright or under resale agreements	2,119		2,119	1,932	6,591
Total securities and bills purchased outright or under resale agreements	136,338		136,338	94,751	113,464
Subordinated loans	300	(1)	299	304	327
Total due from credit institutions	**186,897**	**(274)**	**186,623**	**130,613**	**159,772**
Total interbank and money market items	**272,619**	**(1,045)**	**271,574**	**198,301**	**227,606**
Including accrued interest			*4,547*	*4,045*	*3,129*

(a) "Term loans and time deposits" include overnight and term loans which are not represented by a bill or security, particularly financial credits. Financial credits correspond to commercial loans with an initial term of more than one year granted to credit institutions, where the ultimate borrowers are business entities other than financial sector companies, generally from developing countries on which the transfer risk has been provided for (Note 9).

(b) General provisions for country risks.

Note 5 – Customer items

In millions of euros, at 31 December	2001 Gross	2001 Provisions	2001 Net	2000 Net	1999 Net
Due from customers					
Commercial and industrial loans	9,427	(40)	9,387	10,075	8,576
Overdrafts	17,424		17,424	15,931	13,669
Other credits					
- Short-term loans	43,603		43,603	40,224	42,655
- Mortgage loans	36,672		36,672	34,986	33,211
- Investment loans	20,156		20,156	19,346	27,768
- Export loans	8,449	(884)	7,565	9,100	7,541
- Other customer loans	57,569	(56)	57,513	58,269	50,736
Total other credits	166,449	(940)[a]	165,509	161,925	161,911
Doubtful customer loans	13,006	(9,067)	3,939	3,943	3,930
Accrued interest	1,558		1,558	1,650	1,282
Securities and bills purchased outright or under resale agreements	16,734		16,734	18,597	7,279
Subordinated loans [b]	299	(31)	268	180	467
Total due from customers [c]	**224,897**	**(10,078)**	**214,819**	**212,301**	**197,114**
Leasing receivables	**20,494**	**(406)**	**20,088**	**18,609**	**16,281**
Total customer items	**245,391**	**(10,484)**	**234,907**	**230,910**	**213,395**
Including accrued interest			*1,860*	*1,919*	*1,491*

(a) General provisions for country risks.

(b) Participating loans granted to BNP Paribas customers included under "Subordinated loans" amounted to EUR 207 million at 31 December 2001 (EUR 102 million at 31 December 2000 and EUR 339 million at 31 December 1999).

(c) Loans qualifying for refinancing by the French Central Bank amounted to EUR 13,491 million at 31 December 2001 (EUR 18,244 million at 31 December 2000 and EUR 12,233 million at 31 December 1999).

Note 6 – Transactions on trading account securities, securities available for sale and debt securities held to maturity

In millions of euros, at 31 December	2001				2000		1999	
	Gross value	Provisions	Net book value	Market value	Net book value	Market value	Net book value	Market value
Trading account securities:								
Treasury bills and money market instruments	54,539		54,539	54,539	31,237	31,237	32,136	32,136
Bonds and other fixed-income instruments	42,473		42,473	42,473	15,856	15,857	31,899	31,899
Equities and other variable-income instruments	40,553		40,553	40,553	36,155	36,155	25,250	25,250
Own shares held within the Group	8		8	8	262	262	63	63
Total trading account securities	**137,573**		**137,573**	**137,573**	**83,510**	**83,511**	**89,348**	**89,348**
Including unlisted equities and bonds	*4,438*		*4,438*	*4,438*	*1,969*	*1,969*	*836*	*836*
Securities available for sale:								
Treasury bills and money market instruments	8,220	(620)	7,600	8,497	6,554	6,771	7,993	8,133
Bonds and other fixed-income instruments	8,565	(414)	8,151	8,723	5,613	6,003	11,229	11,572
Equities, other variable-income instruments and equity securities available for sale in the medium-term	2,241	(305)	1,936	2,121	2,603	3,289	1,366	1,508
Own shares held within the Group							3	4
Total securities available for sale	**19,026**	**(1,339)**	**17,687**	**19,341**	**14,770**	**16,063**	**20,591**	**21,217**
Including unlisted equities and bonds	*2,101*	*(47)*	*2,054*	*2,352*	*2,147*	*2,713*	*1,920*	*2,126*
Debt securities held to maturity:								
Treasury bills and money market instruments	19,369	(46)	19,323	19,637	21,757	21,909	21,674	
Bonds and other fixed-income instruments	5,485	(47)	5,438	5,424	10,486	10,523	14,150	
Total debt securities held to maturity	**24,854**	**(93)**	**24,761**	**25,061**	**32,243**	**32,432**	**35,824**	
Including unlisted bonds	*554*	*(13)*	*541*	*541*	*1,417*	*1,374*	*1,331*	
Total trading account securities, securities available for sale and debt securities held to maturity [(a)]:	**181,453**	**(1,432)**	**180,021**	**181,975**	**130,523**	**132,006**	**145,763**	
Including:								
Treasury bills and money market instruments	82,128	(666)	81,462	82,673	59,548	59,917	61,803	
Bonds and other fixed-income instruments	56,523	(461)	56,062	56,620	31,955	32,383	57,278	
Including unlisted bonds	*3,234*	*(22)*	*3,212*	*3,225*	*3,230*	*3,611*	*3,114*	
Equities and other variable-income instruments	42,802	(305)	42,497	42,682	39,020	39,706	26,682	
Including unlisted equities	*3,859*	*(38)*	*3,821*	*4,106*	*2,303*	*2,445*	*973*	

(a) *Mutual fund shares held by the BNP Paribas Group amounted to EUR 4,531 million at 31 December 2001 (EUR 2,242 million at 31 December 2000 and EUR 2,106 million at 31 December 1999).* This amount includes EUR 4,185 million in growth funds, of which EUR 491 million incorporated in France (EUR 2,042 million in 2000 of which EUR 943 million incorporated in France and EUR 917 million for 1999 of which EUR 798 million incorporated in France).

Note 6 (cont'd)– Transactions on trading account securities, securities available for sale and debt securities held to maturity

Over the past three years, securities were reclassified among the various portfolios as follows:

Former classification	New classification	Amount transferred during period (in millions of euros) 2001	2000	1999
Trading account securities	Securities available for sale	335	63	535
Securities available for sale	Debt securities held to maturity	9	168	8
Debt securities held to maturity	Securities available for sale	2,608	481	74
Trading account securities	Debt securities held to maturity	–	–	15

Net premiums on debt securities held to maturity, reflecting an acquisition price higher than the redemption price, amounted to EUR 170 million at 31 December 2001 (EUR 147 million at 31 December 2000 and EUR 494 million at 31 December 1999). These premiums are amortised over the remaining life of the securities.

Net discounts on securities available for sale, reflecting a redemption price higher than the acquisition price, amounted to EUR 155 million at 31 December 2001 (EUR 37 million at 31 December 2000).

Receivables corresponding to securities lent amounted to EUR 5,374 million at 31 December 2001 (EUR 5,079 million at 31 December 2000 and EUR 3,264 million at 31 December 1999).

Accrued interest on fixed-income securities was EUR 657 million at 31 December 2001 (EUR 873 million at 31 December 2000 and EUR 994 million at 31 December 1999).

One of the Group subsidiaries engaged in arbitraging on stock market indexes held 75,450 BNP Paribas SA shares at 31 December 2001, under trading account securities (note 23).

Note 7 – Insurance company investments

In millions of euros, at 31 December	2001	2000	1999
Real estate	1,224	1,081	1,015
Equities, mutual funds and other variable–income instruments	2,640	2,697	2,288
Bonds and other fixed-income instruments	27,545	25,665	24,925
Admissible assets related to unit-linked business	23,010	23,087	18,496
Reinsurers' share of technical reserves	473	690	496
Other	573	447	–
Accrued interest	745	978	709
Insurance company investments	**56,210**	**54,645**	**47,929**

Note 8 - Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment

In millions of euros, at 31 December	2001			2000		1999	
	Gross book value	Net book value	Market value	Net book value	Market value	Net book value	Market value
Equity securities held for long-term investment							
Unlisted securities:	2,848	2,472	3,661	2,200	2,836	1,243	1,582
Listed securities:	3,426	3,274	5,652	3,420	7,874	2,234	5,562
Total equity securities held for long-term investment	**6,274**	**5,746**	**9,313**	**5,620**	**10,710**	**3,477**	**7,144**
Investments in non-consolidated undertakings and other participating interests[a]:							
Investments in non-consolidated undertakings	1,196	832	887	341	366	296	340
Other participating interests							
Unlisted securities:	1,983	1,390	1,949	1,286	1,357	2,389	3,140
Listed securities:	838	805	1,025	794	1,850	1,656	5,135
Total other participating interests	2,821	2,195	2,974	2,080	3,207	4,045	8,275
Total investments in non-consolidated undertakings and other participating interests	**4,017**	**3,027**	**3,861**	**2,421**	**3,573**	**4,341**	**8,615**
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**10,291**	**8,773**	**13,174**	**8,041**	**14,283**	**7,818**	**15,759**

(a) The market value of unlisted investments in non-consolidated undertakings and other unlisted participating interests is determined based on the value of the BNP Paribas Group's equity in the underlying net assets.

Investments in non-consolidated credit institutions amounted to EUR 157 million at 31 December 2001 (EUR 209 million at 31 December 2000 and EUR 17 million at 31 December 1999). Participating interests in credit institutions amounted to EUR 508 million at 31 December 2001 (EUR 441 million at 31 December 2000 and EUR 540 million at 31 December 1999).

Net unrealised capital gains on investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment, calculated by reference to period-end market prices for listed securities, amounted to EUR 4,401 million at 31 December 2001 (EUR 6,242 million at 31 December 2000 and EUR 7,941 million at 31 December 1999).

Note 8 (cont'd) - Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment

The main companies carried under "Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment" with a net book value of more than EUR 100 million in the BNP Paribas Group's accounts are listed below:

In millions of euros	Head office	Consolidated shareholders' equity in 2000 [a]	Consolidated net income (loss) in 2000	Net book value in the BNP Paribas Group accounts
Interests representing less than 5% of the investee's share capital				
Axa	Paris	24,322	2,261	541
Peugeot	Paris	10,282	1,691 [b]	299
TotalFinaElf	La Défense	32,401	6,904	242
Vivendi Universal	Paris	56,675	2,299	192
Saint-Gobain	La Défense	10,901	1,517	149
Shinhan Financial Group [c]	South Korea	–	–	135
Allianz	Germany	35,603	3,460	128
Alcatel	Paris	9,630	(4,963) [b]	108
Schneider Electric	Boulogne-Billancourt	4,545	625	105
Interests representing between 5% and 10% of the investee's share capital				
Bouygues Télécom	Issy-les-Moulineaux	1,086	(277)	131
Cassa di Risparmio Firenze	Italy	715	95	118
Buena Vista Home Entertainment	United States	-	-	113
Coficem	Paris	123	25	101
Interests representing more than 10% of the investee's share capital				
Pargesa Holding	Switzerland	3,532	279	362
Erbe SA	Belgium	558	24	335
Eiffage	Issy-les-Moulineaux	691	103	160
GB Inno BM	Belgium	503	572	159
Mac Dougall Litell	United States	-	-	141
Coparex International	Issy-les-Moulineaux	152	27	103
Crédit Logement	Paris	586	33	103

(a) According to French accounting standards.
(b) Consolidated data at 31 December 2001
(c) Newly-created company

Note 9 - Provisions for credit risks and country risks

In millions of euros	2001	2000	1999
At 1 January	**12,542**	**12,433**	**8,685**
Net additions during the period	1,366	1,105	648
Write-offs during the period covered by provisions	(1,230)	(1,423)	(863)
Effect of changes in Group structure – consolidation of Paribas and its subsidiaries			3,637
Translation adjustments and other changes	493	427	326
At 31 December	**13,171**	**12,542**	**12,433**
Breakdown of provisions:			
- Provisions deducted from assets:			
On interbank items [a]	379	456	168
On customer items (note 5)	10,484	10,006	10,273
On securities [a]	1,117	783	691
Total provisions deducted from assets	11,980	11,245	11,132
including provisions for country risks	*2,271*	*2,241*	*2,193*
- Provisions recorded under liabilities:			
To cover off-balance sheet commitments	621	459	383
To cover other credit risks including industry risks	570	838	918
Total provisions recorded under liabilities	1,191	1,297	1,301
including provisions for country risks	*434*	*714*	*678*
Total provisions for credit risks and country risks	**13,171**	**12,542**	**12,433**

(a) Provisions on loans to credit institutions mainly concern financial credits (note 4) exposed to country risk. Provisions on securities shown in the above table cover the country risk affecting securities held by the BNP Paribas Group.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions for losses on off-balance sheet commitments, provisions for claims and litigation, provisions for general risks and provisions for unforeseeable industry risks.

Provisions covering principal and interest, premiums and discounts on sovereign loans amounted to EUR 2,705 million at 31 December 2001 (EUR 2,955 million at 31 December 2000 and EUR 2,871 million at 31 December 1999).

Note 9 (cont'd)- Provisions for credit risks and country risks

In millions of euros	2001	2000	1999
Additions to provisions for credit risks and country risks:			
Customer and interbank items	2,423	2,003	1,281
Off-balance sheet commitments	43	72	56
Securities	173	64	70
Other credit risks	72	93	21
Total additions to provisions for credit risks and country risks	**2,711**	**2,232**	**1,428**
Recoveries and utilisations of provisions for credit risks and country risks:			
Customer and interbank items	(856)	(934)	(523)
Off-balance sheet commitments	(44)	(111)	(138)
Securities	(181)	(25)	(110)
Other credit risks	(264)	(57)	(9)
Total recoveries and utilisations of provisions for credit risks and country risks	**(1,345)**	**(1,127)**	**(780)**
Net additions to provisions for credit risks and country risks	**1,366**	**1,105**	**648**
Write-offs not covered by provisions	130	248	138
Recoveries of amounts written off	(95)	(285)	(44)
Cancellation of net (addition to) deduction from provisions for interest arrears recorded under net banking income	(89)	74	(40)
Net charge for the period for credit risks and country risks	**1,312**	**1,142**	**702**
including:			
◦ Net charge to provisions for credit risks	1,351	1,182	812
◦ Net recovery of provisions for country risks	(39)	(40)	(110)

Note 10 - Investments in companies carried under the equity method

In millions of euros, at 31 December	Total investments in companies carried under the equity method			Net book value of the investments in the individual accounts of Group companies
	Equity in net assets (based on voting interest)	Equity in 2001 net income (loss) (based on voting interest)	Total	
Financial institutions:				
Credit institutions	*490*	*61*	*551*	*375*
Cofinoga	164	33	197	130
Société de paiement pass	65	12	77	36
Facet	61	12	73	8
C.I.G.	56	11	67	13
Fipryca	51	5	56	87
BNP Private Banking Japan	32	(8)	24	35
Banque Petrofigaz	19	3	22	20
Cetelem service Korea	13	(5)	8	8
Other	29	(2)	27	38
Other financial institutions	*844*	*112*	*956*	*471*
Finaxa	801	111	912	437
Centro Leasing Spa	30	2	32	27
Other	13	(1)	12	7
Total, financial institutions	**1,334**	**173**	**1,507**	**846**
Other companies:				
Insurance companies:	*65*	*10*	*75*	*66*
Axa Re Finance	48	6	54	44
Other	17	4	21	22
Other companies:	*256*	*45*	*301*	*394*
Cetelem America	79	11	90	128
Sinvim	36	5	41	40
Laser	26	(2)	24	54
Rivp (Régie immobilière de la ville de Paris)	15	4	19	26
Fischer Francis Tree and Watts	12		12	105
Dongwong ITMC	10	1	11	22
Other	78	26	104	19
Total, other companies	**321**	**55**	**376**	**460**
Total investments in companies carried under the equity method	**1,655**	**228**	**1,883**	**1,306**

Note 11 - Long-term investments

In millions of euros	Cost at 1 January 2001	Acquisitions	Redemptions and disposals	Transfers and other movements	Cost at 31 December 2001	Provisions at 1 January 2001	Additions to provisions	Recoveries of provisions	Other provision movements	Provisions at 31 December 2001	Net book value at 31 December 2001	Net book value at 31 December 2000
Debt securities held to maturity (note 6)	32,264	13,958	(19,565)	(1,803)	24,854	(21)	(12)	7	(67)	(93)	24,761	32,243
Investments in non-consolidated undertakings and other participating interests (note 8)	3,121	2,363	(1,780)	313	4,017	(700)	(162)	68	(196)	(990)	3,027	2,421
Equity securities held for long-term investment (note 8)	6,042	811	(734)	155	6,274	(422)	(225)	50	69	(528)	5,746	5,620
Investments in companies carried under the equity method (note 10)	2,185			(302)	1,883						1,883	2,185
Total long-term investments	**43,612**	**17,132**	**(22,079)**	**(1,637)**	**37,028**	**(1,143)**	**(399)**	**125**	**(194)**	**(1,611)**	**35,417**	**42,469**

Note 12 - Tangible and intangible assets

In millions of euros	2001 Gross	2001 Depreciation, amortisation and provisions	2001 Net	2000 Net	1999 Net
Intangible assets:					
Computer software	900	(633)	267	147	122
Other intangible assets	664	(200)	464	193	170
Total intangible assets	**1,564**	**(833)**	**731**	**340**	**292**
Tangible assets:					
Land and buildings	3,206	(1,107)	2,099	2,232	2,286
Rental properties	3,161	(524)	2,637	1,397	988
Equipment, furniture and fixtures	4,452	(2,750)	1,702	1,444	1,348
Other fixed assets	345		345	418	256
Total tangible assets	**11,164**	**(4,381)**	**6,783**	**5,491**	**4,878**
Total tangible and intangible assets	**12,728**	**(5,214)**	**7,514**	**5,831**	**5,170**

Operating Assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. The book value of the assets was increased by EUR 1,156 million, and the corresponding capital gain was posted to consolidated shareholders' equity under "capital gains on restructuring", net of the related tax effect (note 23). In order to reflect what appeared to be a lasting decline in the real estate market, in 1997 the book value of these real estate assets was written down by EUR 545 million. The adjustment, net of the related tax effect, was recorded in the balance sheet under "capital gains on restructuring", consistently with the initial adjustment.

The operating assets held by Paribas and its subsidiaries at the time of the merger are stated at historical cost.

Depreciation and provisions on rental properties include a EUR 152 million provision booked in accordance with the principle of prudence to cover unrealised losses on the rental properties held by Compagnie Bancaire.

Lease Contract on Operating Assets

In 1993, BancWest, a Group subsidiary, entered into a non-cancellable agreement to lease its headquarters building located in Hawaii until December 2003. At this date, the company may decide whether to extend the lease term, purchase the building at the construction price or arrange for the sale of the building to a third party. If the company selects this option, it will be required to pay to the lessor any eventual shortfall between the sales proceeds and a USD 162 million residual value, should the sale price be lower than this value.

Non-operating Assets

At 31 December 2001, non-operating land and buildings, including the shopping centres purchased in 2001 and carried under rental property, amounted to EUR 2,729 million (EUR 1,442 million at 31 December 2000 and EUR 1,183 million at 31 December 1999).

Depreciation, Amortisation and Provisions

The charge for depreciation, amortisation and provisions recorded in 2001 amounted to EUR 577 million (EUR 528 million in 2000 and EUR 425 million in 1999).

Note 13 - Goodwill

In millions of euros	2001	2000	1999
Net amount at 1 January	**2,540**	**1,389**	**215**
Goodwill carried in the Paribas Group balance sheet at 1 October 1999			1,145
Goodwill on acquisitions made during the year	2,273	1,418	133
Translation adjustment	4	(12)	12
Amortisation for the year	(206)	(173)	(116)
Exceptional amortisation of goodwill on investments held for sale	(122)	(82)	
Unamortised goodwill at 31 December	**4,489**	**2,540**	**1,389**

Net amortisation of goodwill totalled EUR 188 million at 31 December 2001 (EUR 144 million at 31 December 2000 and EUR 111 million at 31 December 1999), after deducting EUR 18 million in amortisation of negative goodwill (EUR 29 million at 31 December 2000 and EUR 5 million at 31 December 1999). Exceptional amortisation of goodwill on investments held for sale includes EUR 101 million (EUR 82 million in 2000) corresponding to goodwill recorded on acquisition of minority interests in the Cobepa sub-group. Recognition of these amounts of goodwill was justified by the unrealised gains on the shares. The exceptional amortisation was deducted from "Gains (losses) on disposals of long-term investments and changes in provisions" (note 38).

Net negative goodwill amounted to EUR 25 million at 31 December 2001 (EUR 31 million at 31 December 2000), including EUR 18 million concerning Finaxa.

Goodwill on acquisitions made during the year mainly concerns the acquisition of BancWest shares for EUR 1,852 million, BancWest's acquisition of the Wells Fargo network for EUR 127 million and the buyout of Arval PHH minority interests for EUR 124 million.

Note 14 - Accrued income and other assets

In millions of euros, at 31 December	2001	2000	1999
Accrued income and other adjustment accounts			
Valuation adjustment accounts [a]	17,519	14,401	9,922
Accrued income	10,271	6,984	7,808
Collection accounts	7,816	5,086	4,072
Other adjustment accounts [b]	11,195	14,710	6,017
Total accrued income and other adjustment accounts	**46,801**	**41,181**	**27,819**
Other assets			
Premiums on purchased options	68,290	54,033	56,513
Settlement accounts related to securities transactions	10,831	10,509	2,064
Investments in *Codevi* "industrial development" securities	3,275	3,284	2,495
Deferred tax assets [c]	1,032	961	481
Other insurance company assets	807	627	440
Other	10,351	9,292	18,176
Total other assets	**94,586**	**78,706**	**80,169**
Total accrued income and other assets	**141,387**	**119,887**	**107,988**

(a) Mark-to-market gains and losses on foreign exchange instruments and forward instruments.
(b) Includes prepaid interest on customer and interbank accounts and prepaid expenses.
(c) Deferred tax assets and liabilities are now netted off at the level of each taxable entity (see note 1: Year-on-year comparisons)

Note 15 - Interbank items and money market securities

In millions of euros, at 31 December	2001	2000	1999
Interbank and money market items			
Demand accounts	20,027	12,921	10,663
Time deposits and borrowings	73,404	77,683	102,250
Securities and bills sold outright or under repurchase agreements:			
Securities given under repurchase agreements	126,128	101,365	106,147
Bills sold outright or under repurchase agreements	737	4,286	12,013
Total securities and bills sold outright or under repurchase agreements	126,865	105,651	118,160
Total interbank and money market items	**220,296**	**196,255**	**231,073**
Debt securities issued to credit institutions			
Interbank market securities	1,670	540	623
Total interbank items and money market securities	**221,966**	**196,795**	**231,696**
Including accrued interest	*3,152*	*4,399*	*3,621*

Interbank demand deposits amounted to EUR 19,572 million at 31 December 2001 (EUR 12,383 million at 31 December 2000 and EUR 10,160 million at 31 December 1999).

Note 16 - Customer deposits, retail certificates of deposit and negotiable certificates of deposit

In millions of euros, at 31 December	2001	2000	1999
Customer deposits:			
Demand accounts	64,742	55,122	48,407
Time accounts	93,455	71,427	62,653
Regulated savings accounts	29,662	28,965	31,639
Repurchase agreements:			
Securities given under repurchase agreements	27,996	17,170	6,205
Bills sold outright or under repurchase agreements	241	193	99
Total securities and bills sold outright or under repurchase agreements	28,237	17,363	6,304
Total customer deposits	**216,096**	**172,877**	**149,003**
Bonds and negotiable short-term debt instruments			
Negotiable certificates of deposit	63,575	53,215	55,005
Retail certificates of deposit	6,771	6,683	5,793
Total bonds and negotiable short-term debt instruments	**70,346**	**59,898**	**60,798**
Total customer deposits, retail certificates of deposit and negotiable certificates of deposit	**286,442**	**232,775**	**209,801**
Including accrued interest	*1,426*	*1,487*	*1,081*

Regulated demand savings deposits, including savings collected for investment, totalled EUR 13,599 million at 31 December 2001 (EUR 12,697 million at 31 December 2000 and EUR 13,190 million at 31 December 1999). Other customer demand deposits amounted to EUR 74,628 million at 31 December 2001 (EUR 55,527 million at 31 December 2000 and EUR 48,797 million at 31 December 1999).

Note 17 - Bond issues

The following table shows bonds issued by the Group by currency, contractual interest rate and maturity:

Issuing currency in millions of euros	Average interest rate	Balance outstanding at 31 December 2001	2002	2003	2004	2005	2006	2007 2011	Beyond 2011
Bonds converted into euros	Variable	**1,978**	1,414	248	125	76	80	35	
	5.17%	**2,947**	128	20	15		605	150	2,029
Euro zone currency bonds									
FRF	Variable	**679**		167		207	305		
	6.90%	**5,805**	381	305	610	687	1,725	1,868	229
Other currencies	10.0%	**322**		78	37			207	
Sub-total – euro zone issues	Variable	**2,657**	1,414	415	125	283	385	35	
	6.42%	**9,074**	509	403	662	687	2,330	2,225	2,258
Other:									
US dollars	Variable	**113**	113						
	5.84%	**1,448**	1,415	33					
Yen	Variable	**1,793**		1,793					
Other currencies	Variable	**83**					68	15	
	8.15%	**510**	226	238	11		16	19	
Total bonds issued		15,678	3,677	2,882	798	970	2,799	2,294	2,258
BNP Paribas Group bonds held by consolidated companies		(157)							
Total BNP Paribas Group bonds outstanding		15,521							
Accrued interest		259							
Total bond issues		15,780							

Unamortised premiums on the above issues, corresponding to the difference between the issue proceeds and the redemption price, amounted to EUR 97 million at 31 December 2001 and EUR 43 million at 31 December 2000.

Note 18 - Technical reserves of insurance companies

In millions of euros, at 31 December	2001	2000	1999
Life technical reserves	29,892	29,107	27,533
Non-life technical reserves	1,209	1,147	874
Technical reserves – unit-linked business	23,364	23,125	18,889
Capitalisation reserve	–	490	428
Policyholders' surplus	456	–	–
Accrued interest	284	224	–
Total technical reserves	**55,205**	**54,093**	**47,724**

Additions were made to the capitalisation reserve at the time of sale of amortisable securities in order to defer part of the net realised gain and maintain the yield-to-maturity of the securities. Following adoption of the new insurance accounting standards, the bulk of the reserve has been transferred to "Policyholders' surplus".

Note 19 - Accruals and other liabilities

In millions of euros, at 31 December	2001	2000	1999
Accruals:			
Accrued liabilities	8,977	5,989	7,704
Valuation adjustment accounts [a]	17,682	11,194	7,384
Collection accounts	1,675	901	774
Other accruals	8,186	21,262	6,089
Total accruals	**36,520**	**39,346**	**21,951**
Other liabilities:			
Settlement accounts related to securities transactions	12,284	9,618	2,772
Liabilities related to written options	68,969	46,635	58,670
Liabilities related to securities transactions	59,912	33,595	35,410
Deferred tax liabilities [b]	1,734	1,655	973
Other insurance liabilities	337	276	85
Other payables and liabilities	19,468	20,406	30,767
Total other liabilities	**162,704**	**112,185**	**128,677**
Total accruals and other liabilities	**199,224**	**151,531**	**150,628**

(a) Mark-to-market losses on foreign exchange instruments and forward instruments.
(b) Deferred tax assets and liabilities are now netted off at the level of each taxable entity (see note 1: Year-on-year comparisons)

Note 20 - Provisions for contingencies and charges

In millions of euros, at 31 December	2001	2000	1999
Provisions for pensions and other post-employment benefits (note 28)	1,329	1,235	1,154
Provisions for credit risks and equivalents (note 9)	352	620	700
Provisions for industry risks (note 9)	218	218	218
Provisions for off-balance sheet commitments (note 9)			
- credit risks	187	179	251
- country risks	434	280	132
Restructuring (note 42)	321	780	1,110
Other provisions	2,012	2,282	2,601
Total provisions for contingencies and charges	**4,853**	**5,594**	**6,166**

Off-balance sheet credit risks covered by provisions amounted to EUR 976 million at 31 December 2001 (EUR 1,121 million at 31 December 2000 and EUR 1,160 million at 31 December 1999).

At 31 December 2001, other provisions for contingencies and charges break down as follows:

In millions of euros	At 31 December 2001
Provisions set up in connection with banking and banking-related transactions	**1,001**
– Provisions for contingencies related to capital markets transactions	197
– Provisions for potential losses on long-term investments	150
– Provisions for potential losses on real estate development transactions	19
– Other provisions related to banking transactions	635
Provisions not set up in connection with banking or banking-related transactions	**1,011**
Total other provisions for contingencies and charges	**2,012**

Note 21 - Subordinated debt

In millions of euros, at 31 December	2001	2000	1999
Subordinated medium- and long-term debt	**10,257**	**9,001**	**9,372**
Undated subordinated debt			
Undated participating subordinated notes	344	344	347
Other undated floating-rate subordinated notes:			
In foreign currencies	1,008	972	904
In euros	305	305	305
Other	33	48	
Total undated floating rate subordinated notes	1,346	1,325	1,209
Undated notes	762	739	707
Total undated subordinated debt	**2,452**	**2,408**	**2,263**
Total subordinated debt issued by BNP Paribas Group	**12,709**	**11,409**	**11,635**
Accrued interest	329	336	342
Total	**13,038**	**11,745**	**11,977**

Subordinated Medium and Long-Term Debt

Subordinated debt included under this heading consists of medium- and long-term debentures issued in French francs and foreign currencies that are equivalent to debt ranking last before participating debt and securities for repayment purposes in the case of liquidation of the Bank.

Subordinated medium- and long-term debt issued by the Group generally contains a call provision authorising BNP Paribas to buy back its securities directly in the market or through tender offers or, in the case of private placements, over the counter.

Borrowings in international markets by BNP Paribas SA or foreign subsidiaries of the BNP Paribas Group may be subject to early repayment of principal and the early payment of interest due at maturity in the event that changes in applicable tax laws oblige the BNP Paribas Group issuer to compensate debtholders for the consequences of such changes. The debt securities may be called on 15 to 60 days' notice subject to approval by the banking supervisory authorities.

At 31 December 2001, subordinated medium- and long-term debt broke down as follows by maturity and by currency:

Issuing currency	Total	2002	2003	2004	2005	2006	2007 to 2011	Beyond 2011
Subordinated medium- and long-term debt:								
Issued in euros or euro zone currencies								
- Issued or converted into euros	5,576	628	987	636	260	291	1,800	974
- Other Euro zone currency								
FRF	160	160						
LUF	223	25		37	112		49	
Other	76			11			50	15
Total subordinated medium- and long-term debt not converted into euros	459	185		48	112		99	15
Issued in other currencies								
US dollars	4,108	254	170		85	254	2,609	736
Other currencies	114						114	
Total subordinated medium- and long-term debt	**10,257**	**1,067**	**1,157**	**684**	**457**	**545**	**4,622**	**1,725**

Undated Subordinated Debt

In July 1984, pursuant to the French Law of 3 January 1983, BNP SA issued a first block of 1,800,000 undated participating subordinated notes *(titres participatifs)* with a face value of FRF 1,000, for a total of EUR 274 million. Subscription rights to new undated participating subordinated notes were attached to each of these notes. In connection with rights exercised between 1 July and 30 July 1985, 1986, 1987, and 1988, BNP SA issued a total of 412,761 new undated participating subordinated notes with a face value of FRF 1,000. The notes were issued at a total premium of EUR 4 million. The notes are redeemable only in the event of liquidation of the Bank, but may be retired in accordance with the terms of the law.

In October 1985, BNP SA issued EUR 305 million of undated floating-rate subordinated notes *(titres subordonnés à durée indéterminée,* or *TSDI)*. The notes are redeemable only in the event of liquidation of the Bank. They are subordinated to all other debts of the Bank but senior to the undated participating subordinated notes issued by BNP SA. The Board of Directors is entitled to postpone interest payments if the shareholders' meeting approving the financial statements declares that there is no income available for distribution. In September 1986, BNP SA raised a further USD 500 million by issuing new undated floating-rate subordinated notes with characteristics similar to those of the French franc notes issued in 1985.

Between 1996 and 1998, BNP SA issued undated notes which may be called at the issuer's discretion, starting from a date specified in the issuing agreement and contingent upon the consent of the Commission Bancaire.

Undated participating subordinated notes, undated subordinated notes and undated notes qualify as Tier 2 capital under French regulations and international guidelines on capital adequacy.

Note 22 - Reserve for general banking risks

The reserve for general banking risks amounted to EUR 1,007 million at 31 December 2001 (EUR 1,039 million at 31 December 2000 and EUR 1,040 million at 31 December 1999).

Note 23 - Consolidated shareholders' equity

In millions of euros	Capital	Additional paid-in capital in excess of par	Capital gain on restructuring and revaluation surplus
Balance at 1 January 1999	**832**	**3,421**	**477**
Operations affecting capital in 1999:			
- Conversion of the capital into euros	41	(41)	
- Stock-for-stock public tender offer for Paribas SA	918	16,949	
- Other share issues	8	92	
Difference arising from application of section 215 of CRC standard 99-07 (1)		(8,712)	
Translation adjustment			
Effect of changes in accounting methods – application of CRC standard 99-07			(85)
Other			(13)
1999 consolidated net income			
Balance at 31 December 1999 before appropriation of income	**1,799**	**11,709**	**379**
Cash dividend			
Balance at 1 January 2000	**1,799**	**11,709**	**379**
Operations affecting capital in 2000:			
- Share issues	22	311	
- Cancellation of BNP shares held by Paribas at the time of the BNP SA-Paribas SA merger	(29)	(571)	
Difference arising from application of section 215 of CRC standard 99-07 to Paribas shares acquired prior to the merger		(305)	
Effect of changes in accounting methods applied by the Paribas sub-group to comply with BNP Paribas Group accounting policies		(179)	
BNP-Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meeting of 23 May 2000 and contingent value rights certificates bought back by BNP Paribas			
Issue of preferred shares			
Buyout of minority interests in Cobepa			
Translation adjustment			
Other		(3)	(4)
2000 consolidated net income			
Balance at 31 December 2000 before appropriation of income	**1,792**	**10,962**	**375**
Cash dividend			
Balance at 1 January 2001	**1,792**	**10,962**	**375**
Operations affecting capital in 2001:			
- Cancellation of shares held by BNP Paribas	(36)	(752)	
- Share issues	16	266	
Cancellation of contingent value rights certificates held by BNP Paribas			
Issue of preferred shares			
Buyout of minority interests in subsidiaries			
Minority interests in newly-acquired companies			
BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May 2000 and 15 May 2001 and contingent value rights certificates bought back during the period			
Translation adjustment			
Effect of changes of accounting methods in connection with the application of standard CRC 00-05 concerning the financial statements of insurance companies			
Other			5
2001 consolidated net income			
Balance at 31 December 2001 before appropriation of income	**1,772**	**10,476**	**380**

(1) In application of section 215 of CRC standard 99-07, goodwill arising on acquisition of the Paribas Group was determined by substituting the net book value of the assets and liabilities constituting the net assets of Paribas, as shown in the Paribas financial statements at 30 September 1999 after restatement to comply with BNP Group accounting policies, for the issue price of the BNP shares exchanged for the Paribas shares tendered to the offer.

Retained earnings						
Cumulative translation adjustment	Parent company retained earnings and Group's share in retained earnings of subsidiaries	Elimination of shares and contingent value rights certificates held by BNP Paribas	Retained earnings, capital gain resulting from real estate restructuring and revaluation surplus	Shareholders' equity attributable to BNP Paribas Group	Minority interests	Total
(199)	**5,395**		**5,673**	**9,926**	**1,064**	**10,990**
				17,867	1,577	19,444
				100		100
				(8,712)		(8,712)
131			131	131	154	285
	(183)		(268)	(268)		(268)
		(726)	(739)	(739)	58	(681)
	1,484		1,484	1,484	163	1,647
(68)	**6,696**	**(726)**	**6,281**	**19,789**	**3,016**	**22,805**
	(767)		(767)	(767)	(157)	(924)
(68)	**5,929**	**(726)**	**5,514**	**19,022**	**2,859**	**21,881**
				333		333
		600	600	-	-	-
				(305)	(344)	(649)
				(179)		(179)
	(9)	(1,476)	(1,485)	(1,485)		(1,485)
					537	537
					(625)	(625)
23			23	23	103	126
	87		83	80	(3)	77
	4,124		4,124	4,124	285	4,409
(45)	**10,131**	**(1,602)**	**8,859**	**21,613**	**2,812**	**24,425**
	(968)		(968)	(968)	(159)	(1,127)
(45)	**9,163**	**(1,602)**	**7,891**	**20,645**	**2,653**	**23,298**
		788	788			
				282		282
	(147)	83	(64)	(64)		(64)
					850	850
					(852)	(852)
					150	150
	(41)	(204)	(245)	(245)		(245)
(48)			(48)	(48)	32	(16)
	(2)		(2)	(2)		(2)
	19		24	24	20	44
	4,018		4,018	4,018	226	4,244
(93)	**13,010**	**(935)**	**12,362**	**24,610**	**3,079**	**27,689**

OPERATIONS INVOLVING SHARE CAPITAL IN 1999, 2000 AND 2001

BNP's share capital at 1 January 1999 consisted of 218,410,671 ordinary shares with a FRF 25 par value.
During the course of 1998, BNP employees subscribed 78,129 shares with rights from 1 January 1998 under the stock option plan. The corresponding capital increase took effect on 5 January 1999.

→ Capital Increases in 1999

Pursuant to a resolution of the Shareholders' Meeting of 13 May 1998, on 9 December 1998 the Board of Directors of Banque Nationale de Paris decided to convert the capital of Banque Nationale de Paris into euros. Following conversion, the par value of the shares amounts to EUR 4. This par value was obtained by rounding up the amount obtained by converting the original FRF 25 par value. Therefore, on 5 January 1999, the capital was increased by FRF 270,550,311.26 (EUR 41 million), corresponding to the sum of the rounding differences (FRF 1.2382 per share). The amount of this capital increase was deducted from "Additional paid-in capital in excess of par".

Banque Nationale de Paris issued 229,490,050 new shares with a par value of EUR 4 with rights from 1 January 1999 in exchange for the Paribas SA shares received following the stock-for-stock public tender offers which closed in August and November 1999 (*see below*).

In accordance with Section 180 - V of the 1966 French Companies Act and pursuant to authorisations received from the Shareholders' Meeting of 13 May 1998, the Board of Directors decided on 26 February 1999 to issue Banque Nationale de Paris shares reserved for participants in the company savings plan via the BNP Accueil mutual fund. The mutual fund subscribed 1,507,499 ordinary shares with a par value of EUR 4 for this purpose. In addition, during the course of 1999, BNP employees subscribed 180,395 shares with rights from 1 January 1999 under the stock option plan.

At 31 December 1999, BNP SA's share capital consisted of 449,666,744 fully paid ordinary shares (EUR 4 par value). During the course of 1999, BNP employees subscribed 462,750 shares with a par value of EUR 4 and with rights from 1 January 1999 under the stock option plan. The corresponding capital increase was carried out on 26 January 2000.

→ Capital Increases and Reductions in 2000

◦ Capital Reduction

In accordance with the resolution of the Shareholders' Meeting of 23 May 2000 approving the merger between Banque Nationale de Paris and Paribas with retroactive effect from 1 January 2000, 7,053,612 BNP shares held by Paribas were cancelled by way of a reduction of capital.

◦ Capital Increases

In accordance with Section 180 - V of the 24 July 1966 French Companies Act and pursuant to authorisations received from the Shareholders' Meeting of 13 May 1998, the Board of Directors decided on 7 March 2000, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Accueil mutual fund. The mutual fund subscribed 4,821,403 ordinary shares with a par value of EUR 4 for this purpose. In addition, during 2000 a total of 167,430 shares were issued to employees on exercise of stock options, including 65,790 shares with rights from 1 January 1999 and 101,640 shares with rights from 1 January 2000.

At 31 December 2000, the capital of BNP Paribas consisted of 448,064,715 fully-paid ordinary shares with a par value of EUR 4.

During the second half of 2000, a total of 141,340 shares with a par value of EUR 4 and with rights from 1 January 2000 were subscribed under the stock option plan. The corresponding capital increase was carried out on 29 January 2001.

→ Capital Increases and Reductions in 2001

◦ Capital Reduction

Pursuant to authorisations granted by the fifth and twenty-second resolutions of the Shareholders' Meeting of 23 May 2000, the Board of Directors decided on 6 March 2001 to cancel by way of a reduction of capital 9,000,000 BNP Paribas shares held in treasury stock.

◦ Capital Increases

In accordance with Section 180 - V of the 24 July 1966 French Companies Act and pursuant to authorisation received from the Shareholders' Meeting of 15 May 2001, the Board of Directors decided on 6 March 2001 and 15 May 2001, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 26 June 2001, the mutual fund subscribed 3,361,921 ordinary shares with a par value of EUR 4 for this purpose. In addition, during 2001, BNP Paribas employees subscribed 417,720 shares with rights from 1 January 2000 under the stock option plan.

At 31 December 2001, BNP Paribas SA's share capital consisted of 442,985,696 fully paid ordinary shares with a par value of EUR 4.

During 2001, BNP employees subscribed 325,801 shares with a par value of EUR 4 and with rights from 1 January 2001 under the stock option plan. The corresponding capital increase was carried out on 17 January 2002.

◦ Other Transactions

In accordance with the authorisation received from the Shareholders' Meeting of 15 May 2001 (twelfth resolution), on 18 December 2001 the Board of Directors decided to carry out a two-for-one share split. Following this share split, carried out on 20 February 2002, BNP Paribas' capital is now made up of 886,622,994 ordinary shares with a par value of EUR 2.

In accordance with the contractual undertakings given by BNP in the information memorandum dated 8 July 1999 approved by the COB under *visa* no. 99-960, which were reiterated at the Shareholders' Meeting of 23 May 2000, the rights of holders of contingent value rights certificates have been adjusted to take into account the effects of the share split.

Analysis of Additional Paid-in Capital in Excess of Par

In 1999, this item was reduced by EUR 41 million in connection with the conversion of BNP SA's capital into euros and increased by EUR 91 million following the issue of shares to employees holding stock options and the placement of shares reserved for participants in the company savings plan.

It was also increased by the EUR 16,949 million premium on shares issued in connection with the stock-for-stock public tender offers for Paribas made in 1999 *(see below)*.

In 2000, additional paid-in capital in excess of par was increased by EUR 311 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with employee share issues. The cancellation of BNP shares held by Paribas at the time of the Banque Nationale de Paris – Paribas merger had the effect of reducing additional paid-in capital in excess of par by EUR 571 million.

In 2001, additional paid-in capital in excess of par was reduced by EUR 752 million as a result of the cancellation of 9,000,000 shares and increased by EUR 266 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

Additional paid-in capital in excess of par also includes a capital gain on real estate restructuring of EUR 289 million related to a restructuring operation whereby BNP transferred its real estate holdings to its subsidiary Compagnie Immobilière de France, "CIF", in 1991 and 1992. The resulting capital gain is recognised in the consolidated profit and loss account in proportion to the additional depreciation charge taken by CIF. The residual gain at 31 December 1997 included a write-down of EUR 420 million taken during 1997 *(see notes 1 and 12)*.

Preferred Shares

In December 1997, BNP US Funding LLC, a wholly-owned subsidiary of the Group, made a USD 500 million issue of non-cumulative preferred shares, which do not dilute earnings per ordinary share. The shares pay a contractual dividend of 7.738% for a period of ten years. At the end of that period, the issuer may redeem the shares at par at the end of any calendar quarter. Until they are redeemed, the shares will pay a dividend indexed to Libor. The proceeds of this issue are included in shareholders' equity under "Minority interests" and the corresponding remuneration is treated as a distribution to minority shareholders.

A second USD 500 million issue of non-cumulative preferred shares was carried out in October 2000 by another wholly-owned subsidiary, BNP Paribas Capital Trust. These shares pay a contractual dividend of 9.003%.

In October 2001, two non-cumulative preferred share issues, totalling EUR 500 million and EUR 350 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over 5 years and shares in the second issue pay a dividend of 6.625% over 10 years. Shares in the first issue are redeemable at the issuer's discretion after five years and at each interest payment date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7%.

→ Results of the Stock-for-Stock Public Tender Offers for Paribas

On 9 March 1999, Banque Nationale de Paris made a stock-for-stock public tender offer for Paribas SA shares. Under the terms of the offer, which were modified on 8 July 1999, 29 BNP shares plus 13 contingent value rights certificates (CVRs) were exchanged for 20 Paribas shares. The offer ended on 13 August 1999 and was followed by a simplified offer between 1 and 21 October 1999 based on 29 BNP shares for 20 Paribas shares.

A total of 106,640,080 Paribas shares were tendered to the first offer and 51,628,920 shares were tendered to the second offer, representing 96.26% of Paribas' capital. In exchange for these shares, BNP issued a total of 229,490,050 shares (including 154,628,116 shares at a price of EUR 74.40 and 74,861,934 shares at a price of EUR 85.00) plus 69,316,052 CVRs giving their holders the right, for each CVR held on 1 July 2002, to the payment of an amount in euros equal to the positive difference between EUR 100 and the benchmark BNP Paribas share price, subject to a ceiling of EUR 20 per CVR. The benchmark BNP Paribas share price will be equal to the weighted average of the closing prices of BNP Paribas shares on the Paris Bourse during the 20 trading days preceding 1 July 2002 during which the BNP Paribas shares are quoted, rounded to one decimal figure.

During the fourth quarter of 1999, BNP acquired 425,100 Paribas shares pursuant to the undertaking given at the time of the public tender offer to offer the same exchange parity to Paribas employees holding Paribas stock options. The acquisition of these additional shares raised BNP's interest in the capital of Paribas to 96.48% at 31 December 1999. Between 1 January and 23 May 2000, the date of the merger of BNP SA and Paribas SA, BNP acquired a further 231,097 Paribas shares.

On 10 November 1999, BNP launched a squeeze-out operation in relation to the Paribas shares. The offer was open from 18 to 31 January 2000 and resulted in a successful squeeze-out on 1 February 2000. At that date, BNP held 164,536,561 shares, representing the entire capital of Paribas.

→ Accounting Treatment of the Public Tender Offer for Paribas Shares

The assets, liabilities and off balance sheet items of the Paribas sub-group were consolidated in accordance with the provisions of section 215 of CRC standard 99-07 at their historical cost as shown in the Paribas financial statements at 30 September 1999 after restatement to comply with BNP Paribas Group accounting policies.

The restatements made to comply with BNP Paribas Group accounting polices had the effect of reducing Paribas' shareholders' equity at 30 September 1999 by EUR 873 million net of tax, including EUR 694 million recognised in the accounts at 31 December 1999 and EUR 179 million recognised in 2000. The restatements mainly concerned the method used to value interest rate swaps representing isolated open positions managed on a medium and long-term basis and portfolios of trading account securities (determination of counterparty risks and administrative costs related to interest rate swaps, measurement of liquidity and modelling risks related to positions on interest rate, equity, index, currency and credit derivatives, and positions on convertible bonds).

In addition, certain employee benefit obligations, including retirement obligations in France and abroad, were provided for in accordance with the rules applied by the BNP Paribas Group.

Lastly, the rules applied by the BNP Paribas Group to provide for credit risks in the United States and for country risks were applied to the corresponding commitments in the accounts of the Paribas sub-group.

The goodwill arising on consolidation of the Paribas sub-group, as adjusted to take account of the restatements to comply with BNP Paribas Group accounting policies, was charged against the premium on the shares issued in exchange for the Paribas shares tendered to the offer, in an amount of EUR 9,196 million (EUR 8,712 million at 31 December 1999).

BNP Paribas Shares and CVRs Held by the Group

Pursuant to the fifth resolutions of the Shareholders' Meetings of 4 May 1999 and 23 May 2000, BNP Paribas was authorised to buy back shares representing a maximum of 10% of its capital stock in order to stabilise the share price, or to award or sell the shares to employees under the statutory profit-sharing scheme or company savings plans, or to cancel the shares acquired, or to sell, exchange or otherwise dispose of them or for financial or asset/liability management purposes.

The 7,053,612 BNP SA shares held by Paribas SA at the time of the merger between the two banks were cancelled, resulting in a reduction of capital.

At 31 December 2001, the BNP Paribas Group held 8,883,625 BNP Paribas shares representing an amount of EUR 781 million, including 8,808,175 shares representing EUR 774 million deducted from shareholders' equity.
As of 31 December 2001, BNP Paribas had bought back on the market 49,320,433 contingent value rights certificates at an average cost of EUR 6.24. The value of these certificates was deducted from shareholders' equity and 26,969,182 certificates were subsequently cancelled. The maximum potential commitment related to CVRs outstanding at 31 December 2001, based on a unit price of EUR 20, is EUR 419 million. The market value of these CVRs at 31 December 2001 was EUR 142 million or EUR 6.76 per CVR.

In millions of euros	Other participating interests		Trading account securities (note 6)		Securities available for sale		Total	
	Number of securities	Book value	Number of securities	Book value	Number of securities	Book value	Number of securities	Book value
Shares held by:								
- BNP SA	13,605	1			45,000	4	58,605	5
- Paribas SA	7,053,612	599					7,053,612	599
- Paribas SA subsidiaries	1,478,450	126					1,478,450	126
- BNP SA subsidiaries			156,471	63			156,471	63
Shares held at 31 December 1999	**8,545,667**	**726**	**156,471**	**63**	**45,000**	**4**	**8,747,138**	**793**
Cancellation of shares held by Paribas SA	(7,053,612)	(600)					(7,053,612)	(600)
Shares acquired pursuant to shareholder authorisations	15,668,408	1,393					15,668,408	1,393
Other movements	(987)	–	2,894,799	200	(45,000)	(4)	2,848,812	196
Shares held at 31 December 2000	**17,159,476**	**1,519**	**3,051,270**	**263**	**–**	**–**	**20,210,746**	**1,782**
Cancellation of shares held by BNP Paribas SA	(9,000,000)	(788)					(9,000,000)	(788)
Other movements	648,699	43	(2,975,820)	(256)			(2,327,121)	(213)
Shares held at 31 December 2001	**8,808,175**	**774**	**75,450**	**7**			**8,883,625**	**781**
Contingent value rights certificates held and not cancelled at 31 December 2001	**22,351,251**	**161**					**22,351,251**	**161**

Note 24 - Off balance sheet commitments

In millions of euros, at 31 December	2001	2000	1999
FINANCING COMMITMENTS GIVEN AND RECEIVED			
Financing commitments given:			
To credit institutions	9,177	13,085	8,394
On behalf of customers:			
- Confirmed letters of credit			
Documentary credits	6,911	14,978	10,050
Other confirmed letters of credit	53,878	63,868	60,399
- Other commitments given on behalf of customers	62,963	42,241	42,948
	123,752	**121,087**	**113,397**
Total financing commitments given	**132,929**	**134,172**	**121,791**
Roll-over (standby) commitments received			
From credit institutions	13,530	4,880	11,121
On behalf of customers:	8,825	1,745	112
Total financing commitments received	**22,355**	**6,625**	**11,233**
GUARANTEES AND ENDORSEMENTS GIVEN AND RECEIVED			
Guarantees and endorsements given:			
To credit institutions			
Confirmed documentary credits	997	1,361	1,622
Other	6,585	6,593	3,621
	7,582	**7,954**	**5,243**
On behalf of customers:			
- Guarantees and endorsements:			
Real estate guarantees	1,314	1,251	945
Administrative and tax guarantees	6,841	6,142	3,961
Other	5,016	9,332	8,039
- Other guarantees given on behalf of customers	59,190	35,392	38,775
	72,361	**52,117**	**51,720**
Total guarantees and endorsements given	**79,943**	**60,071**	**56,963**
Guarantees and endorsements received:			
From credit institutions	16,767	12,506	20,492
On behalf of customers:			
- Guarantees received from government administrations	5,687	6,922	7,018
- Guarantees received from financial institutions	1,020	154	272
- Other guarantees received	18,802	20,319	12,252
Total guarantees and endorsements received from customers	**25,509**	**27,395**	**19,542**
Total guarantees and endorsements received	**42,276**	**39,901**	**40,034**
COMMITMENTS GIVEN AND RECEIVED ON SECURITIES			
Securities to be received	10,909	8,549	10,156
Securities sold under repurchase agreements to be received [(a)]	181	156	80
Total securities to be received	**11,090**	**8,705**	**10,236**
Total securities to be delivered	**9,216**	**9,327**	**12,725**

(a) Receipt of these securities is contingent upon exercise of the repurchase option.

Note 25 - Forward and options contracts

The following transactions were entered into on various markets as specific or general hedges of assets and liabilities or for position management purposes.

In millions of euros, at 31 December	2001 Hedging transactions	2001 Position management	2001 Total	2000 Hedging transactions	2000 Position management	2000 Total
Forward contracts	**746,474**	**8,283,283**	**9,029,757**	**682,412**	**5,779,264**	**6,461,676**
On organised exchanges	286,992	3,060,887	3,347,879	104,686	1,711,359	1,816,045
- Interest rate contracts	255,969	2,352,211	2,608,180	92,921	1,320,785	1,413,706
- Foreign exchange contracts	29,200	541,583	570,783	9,458	374,308	383,766
- Financial assets contracts	1,823	167,093	168,916	2,307	16,266	18,573
Over-the-counter	459,482	5,222,396	5,681,878	577,726	4,067,905	4,645,631
- Forward rate agreements (FRAs)	4,959	151,303	156,262	6,902	137,490	144,392
- Interest rate swaps	129,624	4,625,525	4,755,149	122,225	3,656,707	3,778,932
- Currency swaps	167,857	344,322	512,179	259,771	237,763	497,534
- Forward currency swaps	151,968	68,720	220,688	182,607	21,172	203,779
- Other forward contracts	5,074	32,526	37,600	6,221	14,773	20,994
Options	**53,777**	**1,838,428**	**1,892,205**	**48,178**	**1,852,880**	**1,901,058**
On organised exchanges	10,854	543,712	554,566	18,097	358,588	376,685
Interest rate options	519	48,011	48,530	4,611	105,814	110,425
- purchased	432	34,442	34,874	4,335	4,873	9,208
- sold	87	13,569	13,656	276	100,941	101,217
Currency options		1,039	1,039		618	618
- purchased		687	687		309	309
- sold		352	352		309	309
Other options	10,335	494,662	504,997	13,486	252,156	265,642
- purchased	8,600	180,120	188,720	9,436	145,887	155,323
- sold	1,735	314,542	316,277	4,050	106,269	110,319
Over-the-counter	42,923	1,294,716	1,337,639	30,081	1,494,292	1,524,373
Caps and floors	14,948	596,594	611,542	8,473	524,953	533,426
- purchased	10,019	331,740	341,759	7,355	280,289	287,644
- sold	4,929	264,854	269,783	1,118	244,664	245,782
Swaptions and options (interest rate, currency and others)	27,975	698,122	726,097	21,608	969,339	990,947
- purchased	11,103	339,866	350,969	11,285	507,347	518,632
- sold	16,872	358,256	375,128	10,323	461,992	472,315
Total forward and options contracts	**800,251**	**10,121,711**	**10,921,962**	**730,590**	**7,632,144**	**8,362,734**

The nominal amounts of the contracts shown above should be construed as indicators of the BNP Paribas Group's activity on the financial instruments markets and not as indicators of the market risks arising on these instruments.

Assessment of Counterparty Risks

The BNP Paribas Group's exposure to counterparty risk arising on forward and options contracts is assessed according to European Union and international capital adequacy ratios applicable at 31 December 2001. Accordingly, it takes into account signed netting agreements, which are used to attenuate counterparty risk on derivatives.

The Bank primarily uses the portfolio approach, which enables it to close all positions in the case of default by the counterparty and mark them to market. All payments receivable from the counterparty are netted off against payments due to the counterparty, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.

The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to the settled on a given day between the Bank and the counterparty. The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the Association Française des Banques (AFB), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

Credit risk on forward and options contracts *(in millions of euros)*	**31 December 2001**		**31 December 2000**	
	Positive replacement cost	*Weighted* risk equivalent	*Positive* replacement cost	*Weighted* risk equivalent
Sovereign exposure	1,337	–	2,432	–
Risk exposure on banks in zone A [(a)]	94,686	27,079	72,722	21,872
Risk exposure on banks in zone B [(a)] and non-banking counterparties	12,579	10,231	16,412	11,684
Total before netting agreements	**108,602**	**37,310**	**91,566**	**33,556**
Including contract risk exposure on:				
Interest rate instruments	*70,016*	*21,219*	*42,690*	*13,925*
Currency instruments and other contracts	*38,586*	*16,091*	*48,876*	*19,631*
Impact of netting agreements (collateral)	**(75,054)**	**(21,026)**	**(62,050)**	**(18,626)**
Total after netting agreements	**33,548**	**16,284**	**29,516**	**14,930**

(a) Zone A consists of the member states of the European Union (EU) and the Organisation for Economic Cooperation and Development (OECD) provided that they have not rescheduled any external sovereign debt within the previous five years, and countries that have negotiated special borrowing agreements with the International Monetary Fund (IMF) within the framework of the IMF's General Agreements to Borrow (GAB). Zone B consists of all other countries.

At 31 December 2001, the weighted risk equivalent of OTC forward and options contracts represented 0.25% of the sum of the notional amounts, excluding written options (0.27% at 31 December 2000).

At 31 December 2001, OTC forward and options contracts giving rise to the calculation of a weighted risk equivalent broke down as follows by credit rating (Standard & Poor's) and by counterparty:

Credit rating	Notional amount by remaining term (in %) Within 1 year	After 1 year but within 5 years	After five years	Total
AAA - AA	33.3	20.1	14.5	67.9
A	7.7	4.9	2.3	14.9
BBB	2.5	1.6	0.5	4.6
BB or lower	3.6	5.2	3.8	12.6
Total	**47.1**	**31.8**	**21.1**	**100.0**

Credit rating	Weighted risk equivalents by remaining term (in %) Within 1 year	After 1 year but within 5 years	After five years	Total
AAA - AA	16.2	17.8	15.7	49.7
A	4.3	6.8	3.7	14.8
BBB	3.0	3.2	1.8	8.0
BB or lower	7.8	13.0	6.7	27.5
Total	**31.3**	**40.8**	**27.9**	**100.0**

Forward and options contracts break down as follows by counterparty at 31 December 2001:

Counterparty	Notional amount by remaining term (in %) Within 1 year	After 1 year but within 5 years	After five years	Total
OECD countries	0.5	0.2	0.2	0.9
OECD banks	42.7	29.0	19.2	90.9
Other	4.0	2.6	1.6	8.2
Total	**47.2**	**31.8**	**21.0**	**100.0**

Counterparty	Weighted risk equivalents by remaining term (in %) Within 1 year	After 1 year but within 5 years	After five years	Total
OECD banks	18.0	22.4	18.1	58.5
Other	13.4	18.4	9.7	41.5
Total	**31.4**	**40.8**	**27.8**	**100.0**

Note 26 - BNP Paribas Group exposure to market risks on financial instruments transactions at 31 December 2001

Since 31 March 2000, the BNP Paribas Group uses a single internal Value at Risk system to estimate the potential losses that could be incurred in the case of an unfavourable change in market conditions.

Potential losses are measured based on "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables which could affect the value of the portfolios, including interest rates, lending margins, exchange rates, the price of the various securities, their volatilities and the correlations between variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and assuming normal levels of liquidity.

The French banking authorities (Commission Bancaire) have approved this internal model, including the following methodologies:

- capture of the correlation between categories of risk factors (interest rate, currency, commodity and equity risks) in order to integrate the effects of diversifying inherent risks,
- capture of the specific interest rate risk arising from potential variations in lending margins, in order to actively and accurately measure risks associated with trading in credit risks.

Values at Risk, set out below, have been determined using the internal model. The model parameters have been set by the method recommended by the Basle Committee for the determination of estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main measurement parameters are as follows:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e. over a 10-day holding period, potential losses should not exceed the corresponding GEaR in 99% of cases);
- historical data covering 260 days' trading.

For the period from 1 January to 31 December 2001, the total average Value at Risk amounted to EUR 91 million (with a minimum of EUR 68 million and a maximum of EUR 128 million), taking into account the EUR 56 million effect of netting different types of risk. These amounts break down as follows:

VALUE AT RISK (10 DAYS–99%): ANALYSIS BY TYPE OF RISK

In millions of euros	1 January – 31 December 2001			31 December 2001	31 December 2000
	Average	Minimum	Maximum		
Interest rate risk	78	50	112	112	83
Equity risk	52	30	85	30	40
Currency risk	12	4	31	25	5
Commodity risk	5	2	15	3	14
Netting effect	(56)			(54)	(49)
Total	**91**			**116**	**93**

Note 27 - Securitizations

The BNP Paribas Group carries out securitization transactions:
- on behalf of customers, in some cases with a guarantee or a liquidity line, and
- on its own behalf. Securitization transactions carried out on the Group's own behalf concern the management of counterparty risks on certain portfolios and asset-liability management operations for certain subsidiaries. In these cases, the Group retains part of the risk by paying a guarantee deposit or subscribing to a subordinated tranche of the asset-backed securities issue.

The securitization entities are not consolidated, in accordance with generally accepted accounting principles.

Securitization Transactions Carried out on Behalf of Customers

At 31 December 2001, three non-consolidated entities (Élyopée, Starbird and Thésée) were managed by the Group on behalf of customers. Receivables sold to these entities by customers on a no-recourse basis, in connection with the issue of asset-backed securities, amounted to EUR 3,879 million at that date.

The Group has issued letters of credit guaranteeing the default risk on the sold receivables up to an amount of EUR 228 million and has also granted lines of credit totalling EUR 3,784 million to these entities to provide them with the necessary liquidity.

At 31 December 2001, no provisions were required in connection with any of these transactions.

Securitization Transactions Carried out on the Group's Own Behalf

→ In connection with the Group's asset-liability management activities, Cetelem has sold consumer loans and UCB and BNP Paribas España have sold real estate loans to non-consolidated securitization vehicles. The subsidiaries have also given these vehicles a limited guarantee covering the credit risk on the sold loans.

The following table summarises the transactions carried out at 31 December 2001:

Subsidiaries that initiated the securitizations	Securitization vehicles	Life of the securitization vehicle	Gross amount of securitized receivables at 31 December 2001 (in millions of euros)	Gross amount of guarantees at 31 December 2001 (in millions of euros)
Cetelem	Noria 3 - Master Noria	3 to 7 years	1,622	38.4
UCB	Domos 1,2,3,4,5	10 to 18 years	1,530	31.9
	Master Domos	11 to 13 years	2,575	38.6
Findomestic	Dolfin 1	6 years	311	1.5
	Findomestic	8 years	311	–
BNP Paribas España	UCI 1 to 7	8 to 16 years	1,187	14.4

At 31 December 2001, no provisions were required in connection with any of the guarantees given to these securitization vehicles.

→ In order to reduce the credit risk on certain portfolios, the Group carries out traditional securitization operations, with a limited retained interest, as well as synthetic securitizations by transferring to the market the bulk of the credit risk attached to the retained interest using credit derivatives (purchases of credit default swaps). Transactions involving credit derivatives are entered into either through dedicated structures or directly with other credit institutions.

Traditional Securitizations

Securitization vehicle	Date launched	Life of the securitization vehicle	Type of risk retained by the Bank	Currency	Gross counter party riskbefore securitization at 31 December 2001 (millions of euros)	Gross risk retained by the Bank (equity tranche) (millions of euros)	Provision covering the equity tranche at 31 December 2001 (millions of euros)
Liberté American Loan Master Trust	Dec. 1999	5 years		USD	1,675		
			Security deposit			40.0	1.2
			Equity tranche			20.0	20.0
Leveraged Finance Europe Capital I BV	Nov. 2001	13 years		EUR	167		–
			Subordinated tranche			9.1	

Synthetic Securitizations

Synthetic securitizations concern EUR 15.6 billion worth of consolidated assets, corresponding to loans to major European and American companies, for which the credit risk has been limited to 3.1% of the securitized amount. The risk retained by the Group concerns the equity tranche of the asset-backed securities issued by the securitization vehicles and purchased by the Group.

Securitization vehicle	Date launched	Life of the securitization vehicle	Currency	Gross counter-party risk before securitization at 31 December 2001 (millions of euros)	Gross risk retained by the Bank (millions of euros)	Provision at 31 December 2001 (millions of euros)
Olan 1/2	1999/2000	5 years	EUR	5,306	104	20.5
Euroliberté	2001	7 years	EUR	3,142	139.8	–
Condor	2001	5 years	USD	2,850	130.5	–
Falcon	2001	5 years	USD	5,149	134.5	25.1

Note 28 - Pension and postemployment benefit obligations

Pension Benefits

In France and in most of the countries where Group companies operate, pensions are financed by regular contributions to independent pension institutions that manage the payment of benefits.

Since 1 January 1994, pursuant to the new industry-wide agreement on pensions presented in note 1, the BNP Paribas Group has been making contributions to several nation-wide supplementary pension organisations in France.

The BNP and Paribas pension funds pay additional benefits relative to services rendered prior to 31 December 1993. The actuarial value of these pension obligations is computed based on the 1993 mortality table recommended by the French Insurance Code. The difference between the discount and inflation rates used since 31 December 1999 is roughly 3.0%, corresponding to the constant differential between long-term interest rates and inflation.

Funding for the ex-BNP employees' pension fund is provided by transfers from its existing reserves and reserves that will steadily become eligible for allocation (approximately EUR 105 million at 31 December 2001), and by the annual employers' contributions paid contractually by BNP in France, which are limited to 4% of payroll costs. In addition, a reserve for general banking risks was set up as a precautionary measure in 1993, to take account of the general demographic risk addressed by the industry-wide agreement concluded in September 1993 *(see notes 1 and 23)*. At 31 December 2001, the pension fund for Paribas employees had reserves of EUR 287 million.

Paribas SA and BNP SA signed agreements in 1994 and 1997 respectively establishing funded pension systems. These systems provide for the payment to BNP-Paribas employees of additional benefits over and above those they receive from the nation-wide organisations.

Seniority, Postemployment and Other Postretirement Benefits

Employees of the various BNP Paribas Group companies are entitled to collective or contractual seniority and postemployment benefits such as retirement and seniority bonuses. In France, BNP Paribas is encouraging voluntary departures and early retirement among employees who meet certain eligibility criteria. Various companies in the BNP Paribas Group have also set up defined-benefit supplementary pension plans.

As a general rule, actuarial valuations of these obligations are made using a method that takes into account projected end-of-career salaries (projected unit credit method) in order to determine the aggregate charge corresponding to benefits remaining to be paid to early retirees, retirees (if applicable), as well as the vested benefits of active employees.

Assumptions concerning mortality, employee turnover, and future salaries, as well as discount rates (long-term market rates) and inflation, take into account economic conditions specific to each country or Group company. In France, the 1988-1990 mortality table adapted to the banking industry is used.

At 31 December 2001, the discount rate used for France and the estimated inflation rate are consistent with those used to assess the risks related to additional bank pension benefits.

BNP Paribas sets up a provision to cover the charges related to the voluntary departure or early retirement of employees, once the voluntary departure or early retirement plan concerned has been approved or submitted for collective approval.

These provisions amounted to EUR 1,329 million at 31 December 2001.

Note 29 - Maturity schedule of loans, deposits and interest rate instruments

In millions of euros, at 31 December	Demand and overnight	Maturing within three months	Maturing after three months but within one year	Maturing after one but within five years	Maturing after five years	Total
LOANS (GROSS)						
Interbank and money market items (note 4)	**44,680**	**182,115**	**25,300**	**13,582**	**6,942**	**272,619**
- Cash and amounts due from central banks and post office banks	3,594					3,594
- Treasury bills and money market instruments		59,403	9,080	8,520	5,125	82,128
- Due from credit institutions	41,086	122,712	16,220	5,062	1,817	186,897
Customer items (note 5)	**34,188**	**125,942**	**18,189**	**42,177**	**24,895**	**245,391**
- Due from customers	34,188	123,521	14,434	30,281	22,473	224,897
- Leasing receivables		2,421	3,755	11,896	2,422	20,494
Bonds and other fixed-income instruments (note 6) (1)		**48,812**	**2,269**	**3,757**	**1,373**	**56,211**
- Trading account securities		42,473				42,473
- Securities available for sale		4,820	514	2,346	742	8,422
- Debt securities held to maturity		1,519	1,755	1,411	631	5,316
DEPOSITS						
Interbank and money market items and securities (note 15)	**40,572**	**158,795**	**18,148**	**3,282**	**1,169**	**221,966**
- Total interbank and money market items	40,572	158,103	18,148	2,731	742	220,296
- Interbank market securities		692		551	427	1,670
Customer deposits, retail certificates of deposit, and negotiable certificates of deposit (note 16)	**89,859**	**136,922**	**35,491**	**17,099**	**7,071**	**286,442**
- Total customer deposits	88,188	97,772	20,311	6,583	3,242	216,096
- Total bonds and negotiable short-term debt instruments	1,671	39,150	15,180	10,516	3,829	70,346

(1) Excluding accrued interest of EUR 312 million.

The BNP Paribas Group manages its liquidity within gap limits, all currencies combined, that are determined by the General Management Committee:

- the maximum mismatch on weighted balance sheet and off balance sheet commitments maturing in more than one year (attributing maturities to commitments with no contractual maturity) is set at 25% of funds maturing in more than one year;
- the maximum mismatch on commitments with no contractual maturity, to which a maturity of more than one year has bee attributed, is set at 150% of stable funds with no contractual maturity (customer demand deposits and savings deposits net of overdrafts, shareholders' equity net of long-term investments).

BNP Paribas continually seeks to comply with regulatory guidelines with respect to its short-term (one-month) liquidity ratio and its ratio of shareholders' equity to long-term funding (funds maturing in more than five years).

Maturities of bonds and subordinated debt are presented in notes 17 and 21.

Note 30 - Net interest income

Expenses 2001	Expenses 2000	Expenses 1999	Income 2001	Income 2000	Income 1999	In millions of euros	Net income (expense) 2001	Net income (expense) 2000	Net income (expense) 1999
(19,783)	(19,997)	(10,834)	16,375	16,937	9,424	Interbank items (note 31)	(3,408)	(3,060)	(1,410)
(5,424)	(5,784)	(4,065)	13,883	14,026	9,454	Customer items (note 32)	8,459	8,242	5,389
(5,062)	(4,536)	(2,459)	6,496	5,820	3,235	Leasing transactions	1,434	1,284	776
(5,058)	(5,507)	(3,270)				Debt securities	(5,058)	(5,507)	(3,270)
			2,549	2,997	2,300	Bonds and other fixed-income instruments (note 33)	2,549	2,997	2,300
(35,327)	**(35,824)**	**(20,628)**	**39,303**	**39,780**	**24,413**	**Net interest income (expense)**	**3,976**	**3,956**	**3,785**

Note 31 - Net interest income (expense) on interbank items

Expenses 2001	Expenses 2000	Expenses 1999	Income 2001	Income 2000	Income 1999	In millions of euros	Net income (expense) 2001	Net income (expense) 2000	Net income (expense) 1999
(14,262)	(14,007)	(8,240)	10,756	10,861	6,922	Interest on interbank demand deposits, loans and borrowings	(3,506)	(3,146)	(1,318)
(5,521)	(5,990)	(2,594)	5,611	6,049	2,495	Interest on securities held or given under resale/repurchase agreements	90	59	(99)
			8	27	7	Interest on subordinated term loans	8	27	7
(19,783)	**(19,997)**	**(10,834)**	**16,375**	**16,937**	**9,424**	**Net interest income (expense) on interbank items**	**(3,408)**	**(3,060)**	**(1,410)**

Note 32 - Net interest income (expense) on customer items

Expenses 2001	Expenses 2000	Expenses 1999	Income 2001	Income 2000	Income 1999	In millions of euros	Net income (expense) 2001	Net income (expense) 2000	Net income (expense) 1999
(4,401)	(5,029)	(3,800)	13,062	13,402	9,128	Interest on customer loans and deposits	8,661	8,373	5,328
(1,023)	(755)	(265)	816	617	319	Interest on securities held or given under resale/repurchase agreements	(207)	(138)	54
			5	7	7	Interest on subordinated term loans	5	7	7
(5,424)	**(5,784)**	**(4,065)**	**13,883**	**14,026**	**9,454**	**Net interest income (expense) on customer items**	**8,459**	**8,242**	**5,389**

Note 33 - Net income from securities portfolio

In millions of euros	2001	2000	1999
Interest on bonds and other fixed-income instruments			
Securities available for sale	922	964	592
Debt securities held to maturity	1,097	1,449	1,348
From Codevi "industrial development" securities	209	199	204
From hedging of interest rate instruments and other	321	385	156
Total interest on bonds and other fixed-income instruments:	**2,549**	**2,997**	**2,300**
Income on equities and other variable-income instruments:			
Securities available for sale	129	45	32
Equity securities held for long-term investment	189	119 (1)	74 (1)
Investments in non-consolidated undertakings and other participating interests	246	227	69
Total income on equities and other variable-income instruments	**564**	**391**	**175**
Net income from securities portfolio	**3,113**	**3,388**	**2,475**

(1) Equity securities held for long-term investment up to 31 December 2000.

Note 34 - Net commissions

In millions of euros	2001	Net 2000	1999
Commissions on interbank and money market transactions	230	189	125
Commissions on customer transactions	1,272	1,363	933
Commissions on securities transactions	(163)	(32)	(57)
Commissions on foreign exchange and arbitrage transactions	211	74	214
Commissions on securities commitments	118	328	86
Commissions on forward financial instruments	(66)	(267)	(71)
Commissions on securities managed or on deposit:			
- Custody fees	213	265	123
- Mutual fund management	990	809	307
- Management of customer securities portfolios	221	132	62
- Other commissions on securities managed or on deposit	36	45	13
Total commissions on securities managed or on deposit	1,460	1,251	505
Commissions on securities transactions carried out on behalf of customers:			
- For purchases and sales of securities	422	704	397
- For purchases and sales of mutual fund shares	175	366	116
- Other commissions on securities transactions carried out on behalf of customers	228	184	127
Total commissions on securities transactions carried out on behalf of customers	825	1,254	640
Other commissions:			
- Commissions on customer assistance and advisory services	413	373	215
- Commissions on payment instruments	474	453	382
- Commissions on other financial services	(980)	(929)	(145)
- Expense recoveries	102	88	83
- Commissions on miscellaneous revenues	351	141	92
- Commissions on other banking transactions	137	160	196
Total other commissions	497	286	823
Total commissions on financial services	**2,782**	**2,791**	**1,968**
NET COMMISSIONS	**4,384**	**4,446**	**3,198**

Total commissions represent 25.1% of net banking income in 2001 (27.3% in 2000 and 31.3% in 1999).

Note 35 - Underwriting result and net investment income of insurance companies

In millions of euros, at 31 December	2001	2000	1999
Premium income	7,775	9,174	4,842
Net investment (expense) income	(569)	2,315	2,300
Claims expenses and changes in claims reserves	(5,896)	(10,252)	(6,601)
Other underwriting income and expenses, net	(2)	8	21
Underwriting result and net investment income of insurance companies[(a)]	**1,308**	**1,245**	**562**

The above amounts are stated after eliminating intercompany income and expenses and net of reinsurance.

Gross premiums totalled EUR 7,970 million in 2001 (EUR 9,369 million in 2000 and EUR 4,988 million in 1999).

(a) In 2001, the contribution of Group insurance companies to underwriting result and net investment income breaks down as follows, after elimination of intercompany income and expenses:

In millions of euros, at 31 December	2001				2000
	NATIOVIE	CARDIF	OTHER COMPANIES	TOTAL	TOTAL
Life underwriting result	105	51	22	178	83
Non-life underwriting result	(1)	32		31	65
Management fees addback	257	774	35	1,066	960
Financial reclassifications	70	73	1	144	169
Sub-total	**431**	**930**	**58**	**1,419**	**1,277**
Elimination of intercompany income and expenses	*(79)*	*(32)*		*(111)*	*(32)*
Net contribution to underwriting result and net investment income	**352**	**898**	**58**	**1,308**	**1,245**

Note 36 - Salaries and employee benefits, including profit sharing

In millions of euros	2001	2000	1999
Salaries	4,627	4,398	2,670
Termination benefits and social security taxes:			
Retirement bonuses and retirement expenses	336	323	362
Social security taxes	1,009	1,026	655
Total termination benefits and social security taxes	1,345	1,349	1,017
Incentive plans and profit sharing:			
Incentive plans	104	99	48
Profit sharing	113	103	126
Total incentive plans and profit sharing	217	202	174
Payroll taxes	278	301	179
Total salaries and employee benefits, including profit sharing	6,467	6,250	4,040

The total compensation paid in 2001 to the 12 members of the Executive Committee came to EUR 11.14 million. This amount includes fixed compensation for 2001, variable compensation received in 2001 in respect of 2000, and attendance fees paid by Group companies. It does not include deferred variable compensation of EUR 1.88 million paid under the BNP Paribas deferred bonus plan. Attendance fees awarded to the members of the BNP Paribas Board of Directors totalled EUR 0.5 million.

Note 37 - Stock option plans

1) BNP Paribas unexpired stock option plans

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 31 December 2001	Options outstanding at 31 December 2001
2001	13 May 1998	15 May 2001	932	3,034,500	15 May 2005	14 May 2011	98	18,500	3,016,000

2) BNP unexpired stock option plans

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 31 December 2001	Options outstanding at 31 December 2001
1995	14 Dec. 1993	22 Mar. 1995	128	215,500	23 Mar. 1997	22 Mar. 2002	33,23	169,922	45,578
1996	14 Dec. 1993	21 May 1996	140	1,031,000	22 May 1998	21 May 2003	29,73	581,832	449,168
1997	14 Dec. 1993	22 May 1997	64	238,000	23 May 2002	22 May 2007	36,89	14,000	224,000
1998	14 Dec. 1993	13 May 1998	259	1,037,000	14 May 2003	13 May 2008	74,55	46,500	990,500
1999	13 May 1998	3 May 1999	112	335,000	4 May 2004	3 May 2009	75,28	2,000	333,000
1999	13 May 1998	22 Dec. 1999	642	2,532,000	23 Dec. 2004	22 Dec. 2009	90,32	127,000	2,405,000
2000	13 May 1998	7 Apr. 2000	1,214	877,100	8 Apr. 2005	7 Apr. 2010	85,00	54,900	822,200

The BNP plans set up in December 1999 and April 2000 are open to employees of both Paribas and BNP.

3) Paribas unexpired stock option plans

Plan year	Original company	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Adjusted number of options granted (1)	Starting date of exercise period (2)	Option expiry date	Adjusted exercise price (in euros) (1)	Adjusted number of options exercised or forfeited at 31 December 2001 (1)	Adjusted number of options outstanding at 31 December 2001 (1)
1994	Banque Paribas	19 May 1994	2 Dec. 1994	186	415,608	1 Apr. 1997	2 Dec. 2002	42.68	374,385	41,223
	CB	17 Mar. 1993	11 Oct. 1994	105	599,659	12 Oct. 1999	10 Oct. 2002	24.26	542,024	57,635
	Cardif	26 Apr. 1993	17 Nov. 1994	20	103,356	18 Nov. 1999	16 Nov. 2002	30.83	62,875	40,481
1995	CFP	27 May 1992	29 Mar. 1995	29	169,650	29 Mar. 1998	29 Mar. 2003	28.49	85,296	84,354
	CFP	27 May 1992	28 Dec. 1995	341	1,523,515	28 Dec. 1999	28 Dec. 2003	28.81	1,086,851	436,664
	CFP	27 May 1992	30 Oct. 1995	12	233,450	30 Oct. 1999	30 Oct. 2003	28.60	147,950	85,500
	CFP	27 May 1992	16 Nov. 1995	5	60,900	16 Nov. 1999	16 Nov. 2003	28.60	32,100	28,800
	CB	17 Mar. 1993	31 Oct. 1995	104	233,997	1 Nov. 2000	30 Oct. 2003	26.23	117,707	116,290
	Cardif	26 Apr. 1993	16 Nov. 1995	36	123,166	17 Nov. 2000	15 Nov. 2003	20.48	55,313	67,853
1996	CB	17 Mar. 1993	5 Nov. 1996	100	293,601	6 Nov. 2001	4 Nov. 2004	29.54	54,985	238,616
	Cardif	26 Apr. 1993	21 Nov. 1996	35	93,451	22 Nov. 2001	20 Nov. 2004	37.22	24,196	69,255
1997	CFP	27 May 1992	20 Jan. 1997	526	2,433,825	20 Jan. 2002	20 Jan. 2005	36.80	984,625	1,449,200
	CFP	27 May 1992	7 July 1997	4	36,250	7 July 2002	7 July 2005	41.42	24,650	11,600
	CB	26 Apr. 1997	30 Sep. 1997	149	289,319	1 Oct. 2002	29 Sep. 2005	41.94	5,605	283,714
	CFP	25 Apr. 1997	26 Dec. 1997	319	2,994,250	26 Dec. 2002	26 Dec. 2005	49.94	1,047,986	1,946,264
1998	Paribas	11 May 1998	17 Nov. 1998	975	3,410,110	17 Nov. 2003	17 Nov. 2006	43.42	1,403,263	2,006,847
1999	Paribas	24 Apr. 1997	4 May 1999	1	14,500	4 May 2004	4 May 2007	67.83	–	14,500
Fully-consolidated subsidiaries of Paribas										
1994	Cetelem	24 Mar. 1994	23 Nov. 1994	34	95,440	24 Nov. 1999	22 Nov. 2002	18.69	91,994	3,446
	UFB	18 Mar. 1993	19 Oct. 1994	44	113,025	20 Oct. 1999	18 Oct. 2002	22.90	107,973	5,052
1995	Cetelem	24 Mar. 1994	7 Nov. 1995	79	206,150	8 Nov. 2000	6 Nov. 2003	22.16	127,256	78,894
	UFB	18 Mar. 1993	18 Oct. 1995	32	66,029	19 Oct. 2000	17 Oct. 2003	24.13	40,872	25,157
1996	Cetelem	24 Mar. 1994	4 Nov. 1996	95	226,978	5 Nov. 2001	3 Nov. 2004	32.99	59,960	167,018
	UFB	18 Mar. 1993	16 Oct. 1996	37	94,462	17 Oct. 2001	15 Oct. 2004	29.19	14,874	79,588
1997	Cetelem	27 Mar. 1997	22 Sep. 1997	117	156,469	23 Sep. 2002	21 Sep. 2005	36.57	5,389	151,080

CB : Compagnie Bancaire CFP : Compagnie Financière Paribas

(1) Number of options and exercise price expressed in BNP Paribas shares:
For Compagnie Bancaire, Compagnie Financière Paribas and Banque Paribas, based on the following conversion rates:
- 9 Paribas shares for 5 Compagnie Bancaire shares, 1 Paribas share for 1 Compagnie Financière Paribas share, 1 Paribas share for 1 Banque Paribas share, 29 BNP Paribas shares plus 13 CVR for 20 Paribas shares, assuming that the options will be exercised before 30 June 2002 when the starting date of the exercise period is earlier than 1 July 2002.
- For fully-consolidated subsidiaries of Paribas (Cetelem et UFB), the number of options and the exercise price are expressed in BNP Paribas shares calculated after the exchange: 1.791 Paribas shares for 1 Cetelem share, 1.45 shares plus 1.1642 CVR for 1 Paribas share, 1.62054 Paribas shares for 1 UFB share, 1.45 shares plus 1.0534 CVR for 1 Paribas share.

(2) Exercise dates set at the time of grant. The BNP Paribas merger agreement stipulates that the options may not be exercised until the fifth anniversary of the date of grant, as required under French tax rules, whatever the original exercise dates.

Note 38 - Gains (losses) on disposals of long-term investments and changes in provisions

In millions of euros	2001	2000	1999
Debt securities held to maturity:			
Disposal gains	33	19	2
Disposal losses		(3)	
Additions to provisions	(6)		(4)
Deductions from provisions	1		
Net gains on disposals of debt securities held to maturity and changes in provisions	**28**	**16**	**(2)**
Equity securities held for long-term investment (1)			
Disposal gains	1,142	810	920
Disposal losses	(75)	(82)	(195)
Additions to provisions	(230)	(54)	(103)
Deductions from provisions	90	111	216
Net gains on equity securities held for long-term investment and changes in provisions	**927**	**785**	**838**
Investments in non-consolidated undertakings and other participating interests			
Disposal gains	364	1,169	97
Disposal losses	(125)	(282)	(119)
Additions to provisions	(168)	(135)	(60)
Deductions from provisions	94	156	157
Net gains on disposals of investments in non-consolidated undertakings and other participating interests and changes in provisions	**165**	**908**	**75**
Operating assets			
Disposal gains	21		
Disposal losses	(16)		
Net gains on disposals of operating assets	**5**		
Total net gains on disposals of long-term investments and changes in provisions	**1,125**	**1,709**	**911**

(1) Equity securities available for sale in the medium-term up to 31 December 2000.

Following the public tender offer for Paribas shares *(see note 23)*, the BNP Paribas Group has consolidated the assets of the Paribas group in accordance with the provisions of section 215 of CRC standard 99-07. This standard limits the contribution to Group income of gains from the disposal of Paribas non-operating assets, when such disposals are carried out within two years of the date at which the Group acquired control of the newly consolidated companies. As from 1 January 2001, the standard stipulates that the contribution to Group income of gains from disposals of "Equity securities held for long-term investment" may not exceed the average annual net gains realized by the Paribas group on this portfolio over the two years prior to the merger, i.e. EUR 766 million.

Net gains from disposals of "Equity securities held for long-term investment" included in the portfolio of Paribas Affaires Industrielles at 30 September 1999 amounted to EUR 154 million in the fourth quarter of 2000 and EUR 519 million in the first nine months of 2001. The rise in the market value of these securities since the date of the merger accounted for EUR 100 million of these gains.

Note 39 - Non-recurring items

In millions of euros	2001	2000	1999
Additions to provisions for employee benefits	(93)	(30)	(53)
Additions to provisions for non-recurring costs associated with the single European currency and the year 2000	(33)	(104)	(32)
Additions to provisions for restructuring and discontinued operations	(18)	(117)	
Contribution ordered by the Competition Authorities		(38)	
Compensation paid to victims of the Holocaust		(29)	
Adjustment related to method used to recognise deferred commission income		(27)	
Additions to provisions and contributions to the depositors' guarantee fund		(3)	(56)
Other non-recurring expenses, net	(21)	(37)	(15)
Net non-recurring items	**(165)**	**(385)**	**(156)**

Non-recurring items reflect the impact on the financial statements of events that do not relate to the ordinary activities of the BNP Paribas Group's various lines of business. If these items were included under other profit and loss account headings, the comparability of current-period operations with those of the reference periods would be impaired.

In 1999, a EUR 53 million provision was set aside to cover the cost of staff reductions resulting from investments to adapt IT systems to the single European currency and from the reorganisation of technical support centres and customer service activities in the network. Provisions for pensions and postretirement benefit obligations were increased by EUR 30 million in 2000 and by EUR 93 million in 2001 based on the results of an actuarial valuation of pension funds covering pension and postretirement benefit obligations towards employees outside France.

The BNP Paribas Group's latest estimate of the cost of adapting to the introduction of the single European currency and to the Year 2000, prepared at the end of 2001, is approximately EUR 500 million. These costs are being incurred over the period 1996-2002. In application of the guidelines issued by the French accounting authorities, the BNP Paribas Group set up a provision at 31 December 1996, which was increased in subsequent years. This provision covers the non-capitalisable cost of outside assistance needed for BNP Paribas to deal with the changeover to the single European currency, representing a nonrecurring event. The provision covers the cost of adapting information systems and contributions to the cost of adapting interbank systems, euro-related corporate communication and customer relations programme costs and costs related to the introduction of euro-denominated coins and bank notes in 2002. These costs have been determined using the project costing methods generally applied by the BNP Paribas Group. As of 31 December 2001, approximately 90% of the costs had been incurred.

Following the sale of part of the BNP Paribas España branch network, the Group's operations in Spain are being reorganised and an employment reorganisation plan is being launched. A provision has been set aside to cover the related cost. In addition, following the acquisition of Dresdner Bank's interest in certain joint subsidiaries, a provision has been booked for the cost of reorganising these subsidiaries' support functions. Lastly, provisions have been recorded to cover costs related to changes in the Group's strategy in Australia and the spin-off into subsidiaries of the securities business as well as certain Private Banking and Asset Management businesses and certain International Corporate Banking businesses. The provisions set aside in 2000 amounted to EUR 117 million. In 2001, additional provisions of EUR 18 million were recorded.

In application of a bilateral agreement between the French and American governments to increase the compensation paid to Holocaust victims, financial institutions that collect deposits have agreed to contribute to various compensation programmes and to help fund a Holocaust Victims' Memorial Foundation. In 2000, the BNP Paribas Group set aside a provision of EUR 29 million, representing the Group's estimated contribution to these programmes.

Following adoption of the Depositors' Protection Act of 25 June 1999, a system was set up to guarantee securities and cash deposited with investment services companies. In 1999, the BNP Paribas Group recorded a charge of EUR 56 million to cover the contribution due to the guarantee fund in respect of the period 1999 to 2002.

Note 40 - Segment information

→ Income by Business Segment, Based on Allocated Capital

Income by business segment based on allocated capital is determined by attributing to the various businesses the capital allocated to them based on the risks incurred. Capital allocations are made by applying a series of criteria based mainly on the capital required to cover risk-weighted assets, as determined according to capital-adequacy rules.

In millions of euros	Net banking income		Gross operating income		Operating income		Income before tax and minority interests	
	2001	2000 [a]	2001	2000 [a]	2001	2000 [a]	2001	2000 [a]
Retail Banking in France	4,433	4,257	1,328	1,181	1,139	1,024	1,131	1,012
International Retail Banking	1,894	1,598	837	666	666	492	633	475
Retail Financial Services	2,387	2,140	873	756	553	523	555	522
Corporate and Investment Banking	6,178	6,094	2,515	2,571	1,933	2,057	1,862	2,145
Private Banking and Asset Management, Securities Services and Insurance	2,304	2,221	968	943	885	906	879	901
BNP Paribas Capital	248	122	180	53	185	49	717	1,026
Other business units	6	(169)	(184)	(345)	(156)	(368)	455	103
Total	**17,450**	**16,263**	**6,517**	**5,825**	**5,205**	**4,683**	**6,232**	**6,184**
France	9,507	9,350	3,208	3,101	2,726	2,649	3,939	4,055
Other European Economic Area countries	3,527	2,802	1,417	1,026	1,183	894	1,180	1,141
America and Asia	3,850	3,356	1,629	1,339	1,082	911	912	773
Other countries	566	755	263	359	214	229	201	215

(a) The 2000 figures have been adjusted to take into account the first-quarter 2001 transfer of private banking activities from Corporate and Investment Banking to Private Banking, Asset Management, Securities Services and Insurance.

→ Group Activity by Geographic Area

In millions of euros, at 31 December	Interbank and money market items		Customer items		Total	
	2001	2000	2001	2000	2001	2000
Assets						
France	60,678	45,131	124,270	119,657	184,948	164,788
Other European Economic Area countries	84,102	55,148	53,747	49,945	137,849	105,093
America and Asia	122,960	94,245	49,626	52,120	172,586	146,365
Other countries	3,834	3,777	7,264	9,188	11,098	12,965
Total assets (notes 4 and 5)	**271,574**	**198,301**	**234,907**	**230,910**	**506,481**	**429,211**
Liabilities						
France	66,960	50,750	88,801	79,696	155,761	130,446
Other European Economic Area countries	65,120	65,404	74,443	44,356	139,563	109,760
America and Asia	84,850	75,009	45,456	37,792	130,306	112,801
Other countries	3,366	5,092	7,396	11,033	10,762	16,125
Total liabilities (notes 15 and 16)	**220,296**	**196,255**	**216,096**	**172,877**	**436,392**	**369,132**

Note 41 - Corporate income tax

In millions of euros	2001	2000	1999
Current taxes for the period	1,621	1,344	1,147
Deferred taxes for the period	196	288	54
Income tax expense	**1,817**	**1,632**	**1,201**
- on recurring items	1,847	1,729	1,227
- on non-recurring items	(30)	(97)	(26)

Tax savings realised by the Group in 2001 from the recognition of tax loss carryforwards or the deduction of expenses accounted for in prior years totalled EUR 209 million (EUR 19 million in 2000). Unrecognised deferred tax assets at 31 December 2001 amounted to EUR 334 million.

Analysis of the effective rate of tax:

In %	2001	2000	1999
Standard tax rate in France	33.3	33.3	33.3
Impact of long-term capital gains taxed at a reduced rate in France	(2.2)	(3.0)	(1.9)
Income of companies carried under the equity method	(1.2)	(1.8)	-
Permanent differences added back to taxable income in France	(1.8)	(1.9)	(0.7)
Differences in foreign tax rates	(4.1)	(5.2)	(1.4)
Effect of losses deducted from net income	2.5	5.4	2.0
Other	2.7	1.5	3.6
Effective rate of tax	**29.2**	**28.3**	**34.9** [1]

(1) Before BNP-Paribas merger-related restructuring costs.

Deferred taxes break down as follows:

In millions of euros, at 31 December	2001			2000	1999
	Companies included in the tax group (note 2)	Other companies	Total	Total	Total
Deferred tax assets [1]	971	787	1,758	1,683	1,588
Deferred tax liabilities	1,226	1,234	2,460	2,377	2,080
Net deferred tax liabilities	**255**	**447**	**702**	**694**	**492**

(1) Deferred tax assets include tax loss carryforwards of EUR 100 million in 2001 (EUR 54 million in 2000 and EUR 40 million in 1999).

The deferred tax liability on the capital gain realised on BNP's transfer to its subsidiary Compagnie Immobilière de France of buildings and rights to real estate leasing contracts amounted to EUR 196 million at 31 December 2001, after taking into account EUR 105 million written back in connection with the write-down of the corresponding assets in 1997 and EUR 87 million added to deferred taxes in respect of land in 1999. This addition was charged in accordance with the new consolidation rules (note 1).

In accordance with CRC standard 99-07, a deferred tax liability of EUR 181 million was recorded at 31 December 1999, in respect of deferred taxes on the difference between straight-line book depreciation of leased assets and amortisation of the net investment in the leases.

The contra-entry for the adjustments made in 1999 following adoption of the new consolidated accounting standards was deducted from retained earnings (note 23) in accordance with the guidelines governing changes of method.

Note 42 - BNP-Paribas merger-related restructuring costs

In connection with the merger of BNP and Paribas, on 30 September 1999 – the date on which the Paribas Group was first consolidated – provisions and asset write-downs were recorded in connection with the restructuring of the two groups, for a total amount of EUR 989 million net of tax. The net-of-tax charges recorded by the new group in this respect amounted to EUR 209 million in the fourth quarter of 1999, EUR 229 million in 2000 and EUR 338 million in 2001. At 31 December 2001, the balance of the provision amounted to EUR 213 million after tax (EUR 321 million before tax) (note 20).

The following table presents an analysis of merger-related restructuring costs incurred since 1 October 1999.

In millions of euros	Restructuring provision	Amortisation of goodwill	Tax effect	Total restructuring charge, net of tax
Fourth quarter 1999	(59)	(183)	33	(209)
2000	(330)		101	(229)
2001	(501)		163	(338)

Note 43 - Number of employees at year-end

The number of employees of the BNP Paribas Group (fully and proportionately consolidated companies) breaks down as follows:

	31 December 2001	31 December 2000
BNP Paribas mainland France	37,545	37,602
including executives	*12,648*	*11,542*
Subsidiaries in mainland France	13,051	11,567
Total mainland France	50,596	49,169
Total outside mainland France	34,598	31,295
Total BNP Paribas Group	**85,194**	**80,464**
BNP Paribas SA	45,870	45,886
Subsidiaries	39,324	34,578

JOINT STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2001

Barbier Frinault & Autres
Andersen
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
32, rue Guersant
75017 Paris

Mazars & Guérard
Le Vinci
4, allée de l'Arche
92075 Paris La Défense

To the shareholders of
BNP Paribas
16, boulevard des Italiens
75009 Paris

Free translation of the original report in French

As statutory auditors appointed by the General Shareholders' Meeting, we have audited the accompanying consolidated financial statements of BNP Paribas, presented in euro, for the year ended 31 December 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted French auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of BNP Paribas and subsidiaries at 31 December 2001 and the consolidated results of operations for the year then ended, in accordance with generally accepted French accounting principles.

Note 1 to the consolidated financial statements describes the changes of method resulting from the application of the new rules on the consolidated financial statements of insurance companies set out in standard CRC 2000-05 dated 7 December 2000. This observation does not affect the opinion expressed above.

We have also carried out the specific verifications required by law on the information given in the Board of Directors' management report. We have no observation to make on the fairness of this information or its consistency with the consolidated financial statements.

Neuilly-sur-Seine, Paris and La Défense, 20 March 2002

The Statutory Auditors

Barbier Frinault & Autres
Andersen
Christian Chiarasini — Radwan Hoteit

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Étienne Boris

Mazars & Guérard
Yves Bernheim

PARENT COMPANY FINANCIAL STATEMENTS

Preliminary comment

The financial statements of BNP Paribas SA, the parent company of the Group, have been prepared in accordance with the generally accepted accounting principles applicable to the French banking industry and the provisions of standard CRC 00-03 concerning the presentation of the financial statements.

The General Meeting of BNP SA shareholders held on 23 May 2000 approved the merger of BNP SA and Paribas SA with retroactive effect on 1 January 2000.

The profit and loss accounts for 2000 and 2001 and the balance sheets at 31 December 2000 and 2001 therefore include the operations of Paribas, whereas the balance sheet and profit and loss account for 1999 are for BNP SA only *(see note 1)*.

Balance sheet of BNP Paribas SA

Assets

In millions of euros, at 31 December	2001	2000	1999
Interbank and money market items			
Cash and amounts due from central banks and post office banks	2,057	6,240	1,743
Treasury bills and money market instruments	43,636	31,865	32,466
Due from credit institutions	212,493	159,816	96,701
Total interbank and money market items	**258,186**	**197,921**	**130,910**
Customer items			
Due from customers	187,485	174,856	111,604
Leasing receivables	242	331	305
Total customer items	**187,727**	**175,187**	**111,909**
Bonds and other fixed-income instruments	**48,023**	**32,217**	**18,030**
Equities and other variable-income instruments	**8,857**	**19,257**	**951**
Investments in subsidiaries and affiliates and equity securities held for long-term investment			
Investments in subsidiaries and affiliates	25,946	20,438	25,056
Equity securities held for long-term investment	2,281	2,162	932
Total investments in subsidiaries and affiliates and equity securities held for long-term investment	**28,227**	**22,600**	**25,988**
Tangible and intangible assets	**3,189**	**2,874**	**2,247**
Treasury shares	**649**	**1,394**	**6**
Accrued income and other assets	**147,930**	**115,311**	**40,365**
Total assets	**682,788**	**566,761**	**330,406**
COMMITMENTS GIVEN			
Financing commitments given	104,693	108,854	73,640
Guarantees and endorsements given	84,636	116,162	52,490
Commitments given on securities	8,825	5,603	106
Commitments incurred on forward and options contracts	10,998,805	8,398,462	4,106,466

Liabilities and shareholders' equity

In millions of euros, at 31 December	2001	2000	1999
Interbank and money market items			
Due to central banks and post office banks	92	387	242
Due to credit institutions	205,699	206,778	110,972
Total interbank and money market items	**205,791**	**207,165**	**111,214**
Customer items	**174,067**	**128,183**	**93,248**
Debt securities:			
Retail certificates of deposit	303	370	507
Interbank market securities	1,668	537	72
Negotiable certificates of deposit	75,554	51,484	30,060
Bonds, including short-term portion	13,633	13,794	7,029
Other debt instruments	26	29	-
Total debt securities	**91,184**	**66,214**	**37,668**
Accrued expenses and other liabilities	**170,493**	**128,050**	**48,775**
Provisions for contingencies and charges	**4,504**	**5,220**	**3,591**
Subordinated debt	**13,770**	**11,431**	**8,667**
Reserve for general banking risks	**914**	**920**	**914**
Shareholders' equity			
Share capital	1,772	1,792	1,799
Additional paid-in capital in excess of par and premium on acquisition	6,553	7,039	20,435
Retained earnings	9,815	7,361	3,123
Total shareholders' equity before net income	**18,140**	**16,192**	**25,357**
Net income	**3,925**	**3,386**	**972**
Total liabilities and shareholders' equity	**682,788**	**566,761**	**330,406**
COMMITMENTS RECEIVED			
Financing commitments received	18,220	6,573	3,219
Guarantees and endorsements received	37,537	43,752	35,428
Commitments received on securities	9,672	4,270	481

Profit and loss account of BNP Paribas SA

In millions of euros, at 31 December	2001	2000	1999
Interest income	*28,805*	*28,728*	*15,644*
Interest expense	*(27,037)*	*(27,764)*	*(13,192)*
Net interest income	1,768	964	2,452
Income on equities and other variable-income instruments	1,082	1,660	628
Commission income	*3,509*	*3,885*	*5,281*
Commission expense	*(957)*	*(968)*	*(3,031)*
Net commission income	2,552	2,917	2,250
Net gains on sales of trading account securities	3,194	2,788	610
Net gains on sales of securities available for sale	96	59	(5)
Other banking income	*422*	*527*	*239*
Other banking expenses	*(415)*	*(453)*	*(390)*
Net other banking income (expense)	7	74	(151)
Net income from other activities	-	17	-
Net banking income	**8,699**	**8,479**	**5,784**
Personnel costs	(3,803)	(4,029)	(2,468)
Other administrative expenses	(1,909)	(1,867)	(1,212)
Total operating expense	**(5,712)**	**(5,896)**	**(3,680)**
Depreciation, amortisation and provisions on tangible and intangible assets	(336)	(313)	(238)
Gross operating income	**2,651**	**2,270**	**1,866**
Net additions to provisions for credit risks and country risks	(622)	(661)	(507)
Operating income	**2,029**	**1,609**	**1,359**
Gains on disposals of long-term investments	2,366	1,307	624
Income before tax, non-recurring items and movements in the reserve for general banking risks	**4,395**	**2,916**	**1,983**
Net non-recurring expense	(98)	(334)	(107)
Corporate income tax	(373)	585	(323)
Movements in the reserve for general banking risks	1	-	13
Net income before BNP-Paribas merger-related restructuring costs	**3,925**	**3,167**	**1,566**
Reversals of (charges to) provisions for BNP-Paribas merger-related restructuring costs (*)		219	(594)
Net income after BNP-Paribas merger-related restructuring costs	**3,925**	**3,386**	**972**

(*) The EUR 594 million charge recorded in 1999 for BNP-Paribas merger-related restructuring costs corresponded to the estimated cost for the entire Group. In 2000, the costs were allocated to the various companies concerned and EUR 219 million were reversed from the provision recorded by BNP SA, corresponding to the costs allocated to subsidiaries.

Note 1 - Accounting policies

The financial statements of BNP Paribas SA have been prepared in accordance with the generally accepted accounting principles applicable to the French banking industry and the provisions of standard CRC 00-03 concerning the presentation of the financial statements.

SIGNIFICANT EVENTS AFFECTING YEAR-ON-YEAR COMPARISONS

The General Meeting of BNP SA shareholders held on 23 May 2000 approved the merger of BNP SA and Paribas SA with retroactive effect on 1 January 2000. The balance sheets at 31 December 2000 and 2001 and the profit and loss accounts for the years then ended therefore include the operations of Paribas, whereas the balance sheet and profit and loss account for 1999 only include BNP SA. The General Meeting of BNP Paribas SA shareholders held on 15 May 2001 approved the transfer to BNP Paribas Securities Services of the services businesses in France (with retroactive effect on 1 January 2001) and Italy (with deferred effect on 1 July 2001). These transfers had the effect of reducing financial services commissions in the 2001 profit and loss account. The gains on the transactions are reported in the 2001 profit and loss account under "Gains on disposals of long-term investments".

In accordance with the standards applicable to the consolidated financial statements of banks and other financial institutions, deferred tax assets and liabilities are now netted off at the level of each taxable entity. The presentation of the financial statements for 1999 and 2000 has been adjusted accordingly.

INTERBANK AND MONEY-MARKET ITEMS, CUSTOMER ITEMS (ASSETS)

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, overdrafts and other credits.

Interbank and money-market items and customer items are stated at their nominal value plus accrued interest. Provisions are booked to write down the outstanding principal in cases where the bank considers that there is a risk of borrowers being unable to honour all or part of their commitments, by debiting the profit and loss account. This is considered to be the case of all loans on which one or more instalments are more than three months past-due (or six months in the case of real estate loans).

These principles also apply to loans granted to real estate professionals. For these loans, the potential loss is determined based on the estimated value of the underlying property and the guarantees obtained, as well as the estimated final loss on the project, calculated by comparing forecast revenues with the cost to complete. The estimated value of the underlying property is determined by reference to rental values and prices observed for recent transactions involving similar properties and any capital losses. The cost to complete includes interest expense up to the final date of sale of the property, future construction costs and fees, as well as operating costs.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off-balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Provision movements, bad debt write-offs and recoveries on loans covered by provisions are recorded in the profit and loss account under "Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on non-performing loans which are included in net banking income together with the interest accrual.

Lease Financing

Finance leases where BNP Paribas SA is lessor are treated as customer loans and are presented in the balance sheet under "Leasing receivables" net of depreciation of the financed item.

Securities

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed-income instruments (whether fixed- or floating-rate); and equities and other variable-income instruments.

In application of CRC standard 00-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium-term", "Debt securities held to maturity", "Equity securities held for long-term investment" and "Investments in subsidiaries and affiliates".

Movements on provisions for identifiable potential losses arising from counterparty risks on trading account securities, securities available for sale, debt securities held to maturity and equity securities available for sale in the medium-term are recorded in the profit and loss account under "Provisions for credit risks and country risks".

→ Trading Account Securities

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

→ Securities Available for Sale

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed-income instruments are valued at the lower of cost (excluding accrued interest) or their probable market value, which is generally determined on the basis of market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed-income instruments".

The difference between cost and the redemption price of fixed-income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Equities are valued at the lower of cost or their probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to the profit and loss account under "Income on equities and other variable-income instruments" on a cash basis.

The cost of sold securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and movements on lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of securities available for sale".

→ Equity Securities Available for Sale in the Medium-Term

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium-term without investing on a long-term basis in the development of the issuer's business.

Equity securities available for sale in the medium-term include venture capital investments.

Equity securities available for sale in the medium-term are recorded individually at the lower of cost or fair value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average market price determined over an appropriately long period.

→ Debt Securities Held to Maturity

Fixed-income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect BNP Paribas SA's intention of holding them on a long-term basis. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Interest on debt securities held to maturity is posted to the profit and loss account under "Interest income on bonds and other fixed-income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

→ Equity Securities Held for Long-Term Investment

This category includes shares and related instruments that BNP Paribas SA intends to hold on a long-term basis in order to earn a satisfactory rate of return over the long term without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer.

Equity securities held for long-term investment are recorded individually at the lower of cost and fair value. Fair value of listed securities is primarily determined according to the average market price over the previous twenty-four months or according to a more recent market price in the case of a permanent impairment in value. Fair value of unlisted securities is determined according to net asset value per share (consolidated, if applicable).

Dividends received are posted to the profit and loss account under "Income on equities and other variable-income instruments" on a cash basis.

→ Investments in Subsidiaries and Affiliates

This category includes affiliates in which BNP Paribas SA exercises significant influence over management or investments considered strategic to the Bank's business development.

Investments in subsidiaries and affiliates are recorded individually at the lower of cost and fair value. Fair market value of listed securities is primarily determined according to the average market price over the previous twenty-four months or according to a more recent market price in the case of a permanent impairment in value. Fair market value of unlisted securities is determined according to net asset value per share (consolidated, if applicable).

Capital gains or losses on disposals are recorded as "Gains (losses) on disposals of long-term investments" in the profit and loss account.

Dividends are posted to "Income on equities and other variable-income instruments" when they are decided by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

Treasury Shares Held by BNP Paribas SA

Treasury shares held by BNP Paribas SA are classified and valued as follows:

- Shares acquired in order to stabilise the share price or in connection with index arbitrage transactions are recorded under "Trading account securities" at their market price.
- Shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available

for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options.

- Shares that are intended to be cancelled or that are not being held for either of the above reasons are included in long-term investments. Shares intended to be cancelled are stated at cost. All other shares are stated at the lower of cost and fair value.

Fixed Assets

Buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, have been included in share capital. Assets leased by the Bank from specialised subsidiaries are recorded under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a fifty-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives. The difference between tax depreciation (accelerated method) and book depreciation (generally straight-line method) is recorded under "Regulated deductions – Accelerated depreciation" in liabilities. No deferred income tax is calculated on the difference between book and tax depreciation.

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed 5 years.

Interbank and Money Market Items and Customer Items (Liabilities)

Amounts due to credit institutions are analysed between demand accounts and time deposits and borrowings. Customer deposits are analysed between regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

Debt Securities

Debt securities are analysed between retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

Country Risk Provisions

Provisions for country risks are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and write-backs are reflected in the profit and loss account under "Net additions to provisions for credit risks and country risks".

Provisions for Unforeseeable Industry Risks

BNP Paribas SA records provisions for unforeseeable industry and other risks to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

Reserve for General Banking Risks

BNP Paribas SA has set up a reserve for general banking risks in accordance with the principle of prudence.

Specific additions to, and deductions from, this reserve are reflected in the profit and loss account under "Movements in the reserve for general banking risks".

Forward Financial Instruments

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

→ Forward Interest Rate Instruments

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to the profit and loss account under "Net gains (losses) on sales of trading account securities".

Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

→ Forward Currency Instruments

Options contracts are marked to market and the resulting unrealised gains and losses are posted to income. Similar treatment is used for forward exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the period. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

→ Equity and Equity Index Derivatives

BNP Paribas SA buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

→ Composite Instruments

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the profit and loss account.

→ Market Value of Financial Instruments

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the year-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

Corporate Income Tax

In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are taxed at a rate of 19%. Gains and losses on securities in the portfolios are taxed at the standard corporate income tax rate of 33 1/3%, with the exception of gains and losses on disposals of investments in subsidiaries and affiliates which are taxed at the reduced rate applicable to long-term capital gains. Effective from 31 December 2000, dividends received from companies in which BNP Paribas SA has an ownership interest of more than 5% are non-taxable (up to 31 December 1999, the exemption applied to dividends on shareholdings in excess of 10% or more than FRF 150 million).

In 1995, the French government imposed a 10% surtax on corporate income. The rate of this surtax has been reduced to 6% for 2001 and 3% for 2002. As of 1997, the government imposed an additional 15% surtax on corporate income, which was reduced to 10% for 1999, the last year of application. A new 3.3% surtax has been levied on corporate income as from 1 January 2000. BNP Paribas SA has taken these surtaxes into account to determine current taxes for each period concerned, and has used the liability method to adjust the amount of deferred taxes in cases where the surtaxes are expected to apply when the timing differences reverse.

A charge for corporate income tax is taken in the year in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. As a result, BNP Paribas SA books deferred taxes calculated for all temporary differences between the book value of assets and liabilities and their tax basis, using the liability method.

Profit Sharing Plan

As required by French law, BNP Paribas SA provides for profit sharing in the year in which the profit arises, and reports the provision under "Salaries" in the profit and loss account.

Pensions and Other Postretirement Benefit Obligations

Upon retirement, BNP Paribas SA employees receive pensions according to the laws and customs prevailing in the countries where the Bank operates.

Outside France, BNP Paribas SA and its employees contribute to mandatory pension plans managed by independent organisations.

Retired employees of BNP Paribas SA in France who are covered by the banking industry pension scheme are entitled to the following pension system starting 1 January 1994, pursuant to a new industry-wide agreement on pensions:

- Retired employees receive pension benefits from the social security system and two national organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis.
- Retired employees receive additional benefits from the BNP Paribas pension fund and the banking industry pension funds to which the Bank contributes, relative to services rendered prior to 1 January 1994. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The working capital contributions made to the two national pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently 20 years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

Employee Benefits

Under various agreements, BNP Paribas SA is committed to pay early retirement, retirement and seniority bonuses. Each year, the Group estimates the net present value of these commitments and adjusts the related provision.

Recognition of Revenue and Expenses

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

Foreign Currency Transactions

Foreign exchange positions are generally valued at the official year-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the year-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches, subsidiaries and affiliates, are not recognised in the profit and loss account.

Foreign Currency Translation

Monetary and non-monetary foreign currency-denominated assets and liabilities of foreign branches have been translated into euros at the year-end exchange rate. Translation adjustments regarding the capital made available to BNP Paribas SA branches outside of France are included in "Accrued income" and "Accrued expense".

FIVE-YEAR FINANCIAL SUMMARY

EUR 1 = FRF 6,55957

	Banque Nationale de Paris SA				BNP Paribas SA	
	1997 (francs)	1998 (francs)	1998 (euros)	1999 (euros)	2000 (euros)	2001 (euros)
Capital at year-end						
a) Share capital	5,331,104,700[1]	5,460,266,775[2]	832,412,304	1,798,666,976[3]	1,792,258,860[4]	1,771,942,784[5]
b) Number of common shares issued and outstanding	213,244,188[1]	218,410,671[2]	218,410,671	449,666,744[3]	448,064,715[4]	442,985,696[5]
c) Number of shares to be issued through the exercise of rights						17,704,434[6]
Results of operations for the year						
a) Total revenues, excluding VAT	118,564,568,666	130,356,249,306	19,872,682,097	19,665,467,407	37,588,553,951	37,064,085,322
b) Income before tax, non-recurring items, profit sharing, depreciation and provisions	13,243,961,291	16,269,190,329	2,480,222,077	2,664,362,859	3,559,312,573	5,391,841,471
c) Income taxes	(330,618,810)	109,636,483	16,713,974	323,726,730	(499,029,941)	373,086,382
d) Profit sharing	397,090,649	484,840,467	73,913,453	100,825,427	90,116,125	74,084,000[7]
e) Net income	2,099,873,373	7,070,703,732	1,077,921,835	971,519,141	3,386,203,219	3,925,144,188
f) Total dividends	1,492,719,116	2,149,788,867	327,733,200	787,726,615	1,008,463,624	1,063,947,593
Earnings per share						
a) Earnings after tax and profit-sharing but before non-recurring items, depreciation and provisions	62.89	72.17	11.00	5.04	8.81	11.12
b) Earnings per share	9.85	32.37	4.93	2.16	7.56	8.85
c) Dividend per share	7.00[8]	9.84[9]	1.50	1.75[10]	2.25[11]	1.20[12]
Employee data						
a) Number of employees at year-end [13]	40,002	39,554	39,554	39,115	45,452	45,870
b) Total payroll	9,577,822,860	9,667,865,889	1,473,856,654	1,538,010,765	2,614,012,376	2,613,281,535
c) Total benefits	3,954,666,310	4,099,021,977	624,891,872	647,434,031	1,055,133,353	861,936,161

(1) The share capital was increased to FRF 5,331,104,700 from FRF 5,185,874,825 by the FRF 32, 878,050 stock-for-stock public tender offer for BNP"I", the FRF 23,000,000 private placement reserved for BNP staff members, and the payment of a stock dividend amounting to FRF 89,351,825.

(2) The share capital was increased to FRF 5,460,266,775 from FRF 5,331,104,700 by the FRF 42,560,250 stock-for-stock public tender offer for BNP"I", the FRF 32,000,000 private placement reserved for BNP staff members, and the payment of a stock dividend amounting to FRF 54,423,300 and on exercise of employee stock options for FRF 178,525.

(3) The share capital was converted into euros on 6 January 1999 and the par value of the shares was rounded up to EUR 4 by increasing the capital to EUR 873,642,684. The capital was increased to EUR 1,798,666,976 from EUR 873,642,684 by the EUR 917,960,200 stock-for-stock public tender offer for Paribas, the EUR 6,029,996 private placement reserved for BNP staff members, and on exercise of employee stock options for EUR 1,034,096.

(4) The share capital was increased to EUR 1,800,517,976 from EUR 1,798,666,976 on exercise of employee stock options for EUR 1,851,000. Following these share issues, the Board of Directors used the authorisation given by the 23 May 2000 Annual General Meeting to cancel the 7,053,612 BNP shares held by Paribas for EUR 28,214,448, thereby reducing the capital from EUR 1,800,517,976 to EUR 1,772,303,528. The capital was then increased to EUR 1,792,258,860 from EUR 1,722,303,528 through the EUR 19,285,612 private placement reserved for BNP staff members, and on exercise of employee stock options for EUR 669,720.

(5) The share capital was increased to EUR 1,792,824,220 from EUR 1,792,258,860 on exercise of employee stock options for EUR 565,360. Following these share issues, the Board of Directors used the authorisation given by the 15 May 2001 Annual General Meeting to cancel 9,000,000 shares for EUR 36,000,000, thereby reducing the capital from EUR 1,792,824,220 to EUR 1,756,824,220. The capital was then increased to EUR 1,771,942,784 from EUR 1,756,824,220 through the EUR 13,447,684 private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for EUR 1,670,880.

(6) Based on a par value of EUR 2 per share further to the 20 February 2002 two-for-one share-split.

(7) Provision made during the year.

(8) Paid to 213,245,588 shares, taking into account the 1,400 new shares with rights from 1 January 1997 created pursuant to the 1995-2002 stock option plan and recorded on 29 January 1998.

(9) Paid to 218,488,800 shares, taking into account the 75,900 new shares with rights from 1 January 1998 created pursuant to the 1994-2001 stock option plan and 2,229 new shares with rights from 1 January 1998 created pursuant to the 1995-2002 stock option plan, and recorded on 6 January 1999.

(10) Paid to 450,129,494 shares, taking into account the 389,250 new shares with rights from 1 January 1999 created pursuant to the 1994-2001 stock option plan and 18,000 new shares with rights from 1 January 1999, created pursuant to the 1995-2002 stock option plan and 55,500 new shares with rights from 1 January 1999, created pursuant to the 1996-2003 stock option plan, and recorded on 26 January 2000.

(11) Paid to 448,206,055 shares, taking into account the 141,340 new shares with rights from 1 January 2000, recorded on 29 January 2001, including 27,450 shares issued in connection with former BNP stock option plans and 113,890 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire),

(12) Paid to 443,311,497 shares, taking into account the 325,801 new shares with rights from 1 January 2001, recorded on 17 January 2002, including 193,182 shares issued in connection with former BNP stock option plans and 132,619 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire), as well as the two-for-one share split of 20 February 2002 which increased the number of shares to 886,622,994.

(13) For France, part-time employment is prorated according to the length of time worked.

BNP Paribas SA subsidiaries and associated companies

At 31 December 2001

Subsidiaries and affiliates	Currency	Exchange rate	Share capital (a)	Reserves and retained earnings before income appropriation (a)	Last published revenues (a)
I - DETAILED INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATED COMPANIES WHOSE BOOK VALUE EXCEEDS 1% OF BNP PARIBAS SHARE CAPITAL					
1. Subsidiaries (more than 50%-owned)					
Kle 66	EUR	1.00000	2,174,364	1,735,605	(3,601)
Paribas International	EUR	1.00000	371,790	914,282	10,930
BNP Paribas Securities Services	EUR	1.00000	149 487	408,319	282,354
Cip Cie Investissements Paris	EUR	1.00000	394,504	443,608	(2,697)
Banexi Communication	EUR	1.00000	180,565	103,898	44,297
BNP Intercontinentale	EUR	1.00000	30,523	477,822	34,129
BNP Ireland	EUR	1.00000	177,821	11,903	1,838
BNP Holding UK Ltd	GBP	1.64020	130,000	(7,032)	4,125
BNP PUK Holding UK Ltd	GBP	1.64020	34,353	(6,720)	(676)
Cipango	JPY	0.00860	9,400,000	926,593	573,869
BNP Paribas BK Polska	PLN	0.28450	193,400	105,199	141,222
BNP Prime Peregrine Holdings (L)	USD	1.13170	65,700	(32,152)	(1,522)
Banque De Bretagne	EUR	1.00000	52,921	15,248	74,404
BNP Equities Asia	USD	1.13170	48,559	(1,281)	4
BNP Dresdner BK Hungaria	HUF	0.00400	3,500,000	4,418,005	4,331,820
Paribas Merchant Bank Asia Ltd	SGD	0.61070	36,609	(3,947)	3,353
BNP Mexico Holding	USD	1.13170	30,000	(482)	12
BNP Finans	NOK	0.12550	100,000	63,333	6,360
CB UK Remb. B	GBP	1.64020	1	42,109	
BNP Paribas Brokerage	USD	1.13170	5	25,837	29,914
BNP Private Bank and Trust Company	USD	1.13170	4,900	4,340	5,044
BNP Paribas Securities (Japan) Ltd	JPY	0.00860	39,800	(2,202)	24,462
Cardif SA	EUR	1.00000	175,631	320,135	(601,034)
BNP Paribas Immobilier	EUR	1.00000	79,500	4,460	73,923
Antin Bail	EUR	1.00000	18,000	11,114	(7,706)
Banque Directe	EUR	1.00000	66,875	14,167	12,561
Paribas Derives Garantis PDG	EUR	1.00000	121,959		11,826
Financière Du Marché St Honoré	EUR	1.00000	22,500	5,090	910
Financière BNP	EUR	1.00000	1 158,268	481,992	104,470
BNP Andes	USD	1.13170	50,000	(896)	5,119
SFA Sté Française Auxiliaire	EUR	1.00000	50,849	1,170,197	334,135
Parilease SNC	EUR	1.00000	20,738	19,064	(5,448)
Safadeco	EUR	1.00000	24,264	34,956	7,924
UCB Nom	EUR	1.00000	32,702	188,265	58,068
B*Capital	EUR	1.00000	4,152	6,519	45,965
BNP Paribas Equities France	EUR	1.00000	5,545	38,555	64,775
BNP Pam Group	EUR	1.00000	15,361	257,687	47,069
BNP España	EUR	1.00000	106,972	(55,577)	33,772
PT Bank Lippo Indonesia	IDR	0.00010	344,120,000	(210,382,408)	90,299,064
Banco BNP Brasil	BRL	0.48960	140,311	34,629	183,649
Cetelem	EUR	1.00000	334,222	983,062	991,466
Cortal	EUR	1.00000	19,814	17,753	61,801
BancWest Corp	USD	1.13170	56,075	1,690,932	1,176,727
Parfici Nom	EUR	1.00000	17,097	61,678	(3,096)
Kle 65	EUR	1.00000	578,133	94,693	14,091

(a) In thousands of currency units
(b) In thousands of euros

Last published income (loss)	Percent interest held by BNP Paribas SA	Book value of the shares		Including revaluation difference	Dividends received during the year	Outstanding loans and advances granted by BNP Paribas SA	Guarantees and endorsements given by BNP Paribas SA
		Gross	Net				
(a)	in %	(b)	(b)	(b)	(b)	(b)	(b)
(3,665)	100.00 %	3,744,867	3,744,867				
10,741	100.00 %	1,327,951	1,327,951				
59,311	100.00 %	1,287,633	1,287,633	2,171		394,581	
39,099	100.00 %	597,982	597,982		63,367		
74,274	100.00 %	408,749	408,749	3,825	46,947	77,903	
26,903	100.00 %	272,081	272,081	22,021		55,889	
30,115	100.00 %	201,161	201,161				
3,370	100.00 %	175,610	175,610	16,180			
(138)	100.00 %	106,980	47,800				
177,151	100.00 %	82,375	82,375				
49,469	100.00 %	78,699	78,699				
(6,291)	100.00 %	78,582	24,898				
12,066	100.00 %	71,021	71,021		11,398	250,497	
(23)	100.00 %	54,956	53,495				
1,379,065	100.00 %	42,252	42,252			18,693	
(2,512)	100.00 %	35,455	30,587				
262	100.00 %	33,952	32,501				
14,389	100.00 %	31,524	31,524		14,345		
	100.00 %	25,973	25,973				
4,703	100.00 %	25,753	25,753		40,526		
(401)	100.00 %	24,785	23,190				
(1,876)	100.00 %	349,457	349,457			215,881	
91,627	100.00 %	359,267	359,267				
18,252	100.00 %	261,602	83,935		51,226		
1,444	100.00 %	27,380	27,380		1,020	23,669	
(28,157)	100.00 %	226,632	226,632			4,573	
6,833	100.00 %	121,959	121,959			96,265	
2,641	100.00 %	25,492	25,492		999		
116,962	100.00 %	1,638,242	1,638,242		98,659		
1,605	100.00 %	57,605	57,605				
529,447	100.00 %	360,003	360,003			97,289	
2,433	100.00 %	25,771	25,771			68,204	
6,103	99.97 %	48,915	48,906				
35,065	99.93 %	728,053	399,069			8,759,085	
7,876	99.87 %	50,804	50,804				
17,144	99.86 %	46,989	46,989		53,241		
41,345	99.83 %	247,265	247,265	13	122,683		
(11,333)	99.33 %	149,791	71,690				
19,407,149	99.00 %	60,642	29,131			28,973	22,635
40,027	99.00 %	92,073	92,073		4,186		
146,414	98.51 %	2,332,317	2,332,317		109,816	9,649,263	
6,516	98.18 %	32,689	32,689		6,484		
254,805	98.07 %	2,155,815	2,155,815		47,022		
(3,096)	95.51 %	109,956	109,956				
14,101	94.52 %	640,810	640,810				

BNP Paribas SA subsidiaries and associated companies (cont'd)

At 31 December 2001

Subsidiaries and affiliates	Currency	Exchange rate	Share capital (a)	Reserves and retained earnings before income appropriation (a)	Last published revenues (a)
1. Subsidiaries (more than 50%-owned) (cont'd):					
BNP Gestion et Location Holding	EUR	1.00000	265,651	936,914	31
N H Guyomarc'h ex-siem	EUR	1.00000	302,048	60,354	3,397
BNP Paribas Canada	CAD	0.71110	220,637	39,641	113,286
Capstar Partners SAS	EUR	1.00000	1,798	45,638	
BNP Paribas Lease Group	EUR	1.00000	284,314	102,760	(77,642)
Euromezzanine 3 (Part A)	EUR	1.00000	90,052		5,734
Charter Atlantic Actions B-FFTW	USD	1.13170	19,035	(2,591)	43,047
Natioinformatique	EUR	1.00000	29,391	14,380	(5,199)
Paribas Sante ex-Dagico	EUR	1.00000	57,370	20,865	2,202
TOTAL					
2. Associated companies (10 to 50%-owned):					
BK Int Paris Shanghai	USD	1.13170	63,641	1,760	3,602
Banca UCB	EUR	1.00000	72,240	696	37,955
BNP Developpement	EUR	1.00000	68,000	33,141	9,420
Banque Petrofigaz	EUR	1.00000	36,416	5,176	6,950
BNP Suisse 100 CHF	CHF	0.67540	320,271	1,124,260	379,585
SPS RE	EUR	1.00000	7,581	16,431	19,842
RIVP - Régie Immob. Ville Paris	EUR	1.00000	31,474	18,769	12,916
Dongwon ITMC	KRW	1,168.91440	300,000	37,724,467	13,324,199
Finaxa	EUR	1.00000	200,420	3,858,437	44,300
AXA RE Finance	EUR	1.00000	153,057	74,014	29,098
Natio Vie	EUR	1.00000	125,698	412,248	(186,795)
Ottomane Cie Financière	EUR	1.00000	8,500	142,171	1,426
Crédit Logement (action A+B)	EUR	1.00000	517,330	36,414	110,025
BNP Paribas Luxembourg	EUR	1.00000	100,000	300,175	99,815
TOTAL					

Subsidiaries and affiliates	Book value of the shares		
	Gross (b)	Net (b)	Including revaluation difference (b)
II - GENERAL INFORMATION ABOUT OTHER SUBSIDIARIES AND AFFILIATES			
French subsidiaries	539,231	290,188	1,107
Foreign subsidiaries	2,216,731	2,084,132	4,361
French associated companies	1,228,139	1,134,127	65
Foreign associated companies	327,264	288,823	2,957

(a) In thousands of currency units
(b) In thousands of euros

Last published income (loss)	Percent interest held by BNP Paribas SA	Book value of the shares		Including revaluation difference	Dividends received during the year	Outstanding loans and advances granted by BNP Paribas SA	Guarantees and endorsements given by BNP Paribas SA
		Gross	Net				
(a)	in %	(b)	(b)	(b)	(b)	(b)	(b)
(24,289)	94.22 %	988,653	988,653				
3,006	93.99 %	317,388	317,388				
22,402	90.93 %	167,278	157,485	190	5,941	7,111	2,413,147
16	80.00 %	47,436	47,436				
110,457	74.65 %	713,852	713,852		33,099	6,910,801	
42	74.40 %	31,916	31,916		1,651		
(2,627)	65.48 %	105,451	105,451				
7,054	65.00 %	34,569	28,784		749		
9,011	60.92 %	61,496	48,064		1,496		
		21,325,909	**20,558,388**	**44,400**	**714,855**	**26,658,677**	**2,435,782**
2,181	50.00 %	36,012	36,012		826	59,174	
8,449	49.00 %	42,981	42,981				
8,001	45.24 %	29,586	29,586		1,049		
6,950	44.81 %	25,856	20,464		1,567		
173,966	33.60 %	510,994	510,994	6,572		5,347,132	2,811
8,898	33.03 %	32,806	32,806		2,661		
12,916	30.79 %	25,590	25,590		1,476		
4,348,633	30.00 %	21,623	21,623		676		
44,300	22.25 %	437,212	437,212		31,380		
29,098	21.09 %	43,661	43,661		207		
141,727	20.00 %	71,600	71,600		16,388		
(7,873)	18.61 %	29,034	29,034				
32,567	16.50 %	103,208	103,208		5,102		
83,469	13.21 %	253,934	253,934		14,170	3,465,841	
		1,664,097	**1,658,705**	**6,572**	**75,502**	**8,872,147**	**2,811**

Acquisitions of equity Interests by BNP Paribas SA

Changes in percent interests (French companies only)

	5% disclosure threshold crossed
	10% disclosure threshold crossed
unlisted	Ségécé
	20% disclosure threshold crossed
unlisted	Sofinergie 4
	33.33% disclosure threshold crossed
	50% disclosure threshold crossed
unlisted	Compagnie d'Entreprises Industrielles et Commerciales
	66.66% disclosure threshold crossed
unlisted	BancWest Corp
unlisted	Between
unlisted	BNP Dresdner BK Bulgaria
unlisted	BNP Dresdner BK Hungaria
unlisted	Parifergie

Principal acquisitions and disposals in France and abroad

Threshold: EUR 20 million for quoted equities and EUR 1 million for unquoted equities

Acquisitions in France

New investments

AGZ Holding
Intra-group B*Capital
Cegelec Holding
Crédit Lyonnais
Peugeot
Publicis

Bolt-on investments

Between
Kle 66
Safadeco
Ségécé
Sofinergie 4

Subscriptions to share issues

BMS Exploitation
BNP Paribas E3
BNP Paribas Private Bank
BNP Paribas Securities Services
Compagnie d'Entreprises Industrielles et Commerciales
Chequers Capital
Crédit Logement
Finaxa
Gestion et Location Holding
Laffitte Participation 11
Parifergie
Parilease
SPS RE

Acquisitions outside France

New investments

Alfieri Associated Investors (Italy)
Allianz AG (Germany)
Alsthom Finance Jersey (United Kingdom)
BNP Paribas El Djazair (Algeria)
BNP Paribas North America (United States)
Industri Capital 2000 Ltd (United Kingdom)
Mac Dougal Littel Inc (United States)
Market Axess Inc (United States)
Nasdaq Europ NV (Belgium)
Swapswire (United Kingdom)

Bolt-on investments

Banco BNP Brasil (Brazil)
BNP Dresdner Bank Bulgaria (Bulgaria)
BNP Dresdner Bank Hungaria (Hungary)
BNP Paribas Bank Polska (Poland)

Subscriptions to share issues

BancWest Corp (United States)
BNP Equities Mauritius (Mauritius)
BNP Ireland (Ireland)
BNP Prime Peregrine Holding (Malaysia)
Bonds in Asia (Hong Kong)
Charter Atlantic Actions B-FFTW (United States)
CLS Services Ltd (United Kingdom)
FX Alliance LLC (United States)
Tractebel Amps (United States)

Disposals in France

Total

	Answork
	Aventis
Intra-group	Cofinoga
Intra-group	Creation Financial Services
	Eurogerm
	Fives Lille
	Idealix BSA
	Kleber Promotion
	LDCOM
	Le Site Immobilier
	Pochet
	Sogeres Nominative

Partial

Atos Origin
Financière de l'Odet
Peugeot SA
Renault
Saint-Gobain
TotalFinaElf

Disposals outside France

Total

	Bank Dhofar Al Omani Fransi (Oman)
	BNP Dresdner Bank (ZAO) (Russia)
	BNP Dresdner Bank Croatia (Croatia)
	BNP Dresdner Bank CSFR (Czech Republic)
Intra-group	BNP Leasing SPA (Italy)
Intra-group	BNP Paribas Asia Equity Ltd (Hong Kong)
Intra-group	Cie Benelux Paribas-Copeba SA (Belgium)
	Dresdner Bank (Germany)
	Inversiones Dresdner BNP Paris Ltda (Chile)
Intra-group	Pocztowo Bankowe Powszechne T.
	President Chain Store (Taiwan)
	RTL Group SA (Luxembourg)
	Sema Group PLC (United Kingdom)
	UCB Socabail Immobiliare (Italy)

Partial

BNP PARIBAS JOINT STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS

Barbier Frinault & Autres
Andersen
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
32, rue Guersant
75017 Paris

Mazars & Guérard
Le Vinci
4, allée de l'Arche
92075 Paris La Défense

Year ended 31 December 2001

Free translation of the original report in French

To the shareholders,

In our capacity as Auditors, we hereby report to shareholders on regulated agreements.
In accordance with Article L.225-40 of the Commercial Code, we have been informed of the agreements authorised by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the 23 March 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the standards of our profession. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Agreements approved during the year:

- **Agreement unwinding the partnership between BNP Paribas and Cofinoga**

Director concerned: Baudouin Prot, permanent representative of BNP Paribas on the Board of Directors of Cofinoga up to the date of BNP Paribas' resignation on 21 December 2001.

In connection with the unwinding of the partnership set up between BNP and Cofinoga in 1997, BNP Paribas, which holds 55% of the capital of Between, has purchased the other 45% of this company's capital from Cofinoga at a price of EUR 4,192 thousand.

The buy-out of Cofinoga's interest in Between was authorised by the Board of Directors of BNP Paribas on 4 September 2001.

- **Agreement with Axa**

Directors concerned:
Claude Bébéar, Chairman of the Supervisory Board of Axa and Chairman of the Board of Directors of Finaxa.
Michel François-Poncet, member of the Supervisory Board of Axa and director of Finaxa.
Michel Pébereau, member of the Supervisory Board of Axa.

On 12 September 2001, the BNP Paribas and Axa groups signed a standstill agreement whereby Axa will not reduce its interest in BNP Paribas to below 4.9% and BNP Paribas will not reduce its interest in Finaxa to below 22.25%. At the end of the period covered by the agreement, each partner will have a pre-emptive right to purchase the other partner's shares. In addition, the two partners have call options on the other's shareholdings, which are exercisable in the event of a change of control.

The Axa Group has also given a commitment to maintain the liquidity of BNP Paribas' interest in Finaxa.

The agreement covers a period of three years from the date of signature. At the end of this initial period, it will be automatically renewable for successive three-year periods until terminated by either party with three months' notice.

The agreement with the Axa Group was authorised by the Board of Directors of BNP Paribas on 4 September 2001.

In application of the decree of 23 March 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

• Subordinated loan

BNP Paribas España

Director concerned: René Thomas, Director.

The subordinated loan, in the amount of EUR 18,631 thousand, was repaid on 21 December 2001.

• Guarantees given to subsidiaries

BNP Paribas Private Bank Plc London

Director concerned: David Peake, Chairman.

At 31 December 2001, these guarantees totalled GBP 1,056 thousand.

• Guarantees given to directors

BNP Paribas SA has taken out insurance policies with Chubb to cover any financial liability and defence costs of the directors and senior executives of its subsidiaries and branches in the case of any proceedings initiated against them that concern the normal exercise of their functions. The insured amount is EUR 30,490 thousand.

Neuilly-sur-Seine, Paris, and La Défense,
20 March 2002

The Statutory Auditors

Barbier Frinault & Autres

Christian Chiarasini Radwan Hoteit

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Étienne Boris

Mazars & Guérard
Yves Bernheim

GENERAL INFORMATION

LEGAL INFORMATION CONCERNING BNP PARIBAS

Corporate Name and Registered Office

BNP Paribas
16, boulevard des Italiens
75009 PARIS
Legal documents concerning the Company are available for consultation at the Company's headquarters.

Incorporation Details

Registered in Paris under no. 662 042 449
APE business identifier code: 651 C

INCORPORATION DATE AND FISCAL YEAR

The Company was incorporated on 17 September 1993 for a period of ninety-nine years. Each financial year begins on 1 January and ends on 31 December.

LEGAL STUCTURE, REGULATORY FRAMEWORK AND CORPORATE PURPOSE

BNP Paribas is a French *société anonyme* (public limited company) licensed to conduct banking operations under the Monetary and Financial Code *(Code Monétaire et Financier, Livre V, Titre 1er)*. The company was founded pursuant to a decree dated 26 May 1966.

BNP Paribas is governed by banking regulations, the provisions of the Commercial Code applicable to trading companies and by its Articles of Association. The Company's purpose (Article 3 of the Articles of Association) is to provide and conduct the following services with any legal entity or individual, in France and abroad, subject to compliance with the laws and regulations applicable to credit institutions licensed by the Comité des Établissements de Crédit et des Entreprises d'Investissement:

- any and all investment services
- any and all related investment operations,
- any and all banking services,
- any and all related banking operations,
- all equity investments.

as defined in the Monetary and Financial Code *(Livre III, Titre 1er* governing banking services and *Livre III Titre II* governing investment services).

BNP Paribas may also conduct any and all other businesses and any and all transactions in addition to those listed above, including any and all arbitrage, brokerage and fee-based transactions, subject to compliance with the regulations applicable to banks.

BNP Paribas may conduct for its own account and/or for the account of third parties, any and all financial, commercial, industrial, or agricultural activities as well as all activities concerning securities and real estate, that may be directly or indirectly related to the activities referred to above or that may facilitate their execution.

LEGAL RISKS

Specific Regulations

BNP Paribas is subject to the regulations applicable to its banking, insurance, financial services and other businesses in all the countries where the Group operates. It is also required to contribute to preserving the integrity of the market and to put the interests of customers before the interests of the Group. The Group also contributes to preventing money laundering and fighting terrorism and corruption.

Specific Tax Rules

BNP Paribas is not subject to any specific tax rules other than those applicable to its banking, insurance, financial services and other businesses in the various countries where the Group operates.

Claims and Litigation

Adequate provision is made in the balance sheet at 31 December 2001 for all claims and litigation in progress at that date. The settlement of these claims and litigation is not likely to have a material impact on the Group's financial position.

HUMAN RESOURCES RISK

The Group has long-standing internal procedures to monitor human resources risk. Changes in these risks are analysed in detail in the Internal Control Report submitted to the Risk and Internal Control Committee of the Board of Directors. This report is sent to the French banking authorities (Commission Bancaire) each year, in accordance with the applicable regulations. Adequate provision is made for all employee benefit obligations.

INSURANCE

BNP Paribas is insured against liability claims arising from its activities as a financial institution.
Insurance cover includes property damage, fraud, fidelity, indemnity and liability insurance, as well as cover for losses arising from the Bank's financial activities and liability claims against corporate officers. All insurance policies are with leading insurance companies.

PATENTS, LICENSES, CONTRACTS

BNP Paribas is not dependent upon any patents or licenses or any industrial, commercial or financial services contracts for the conduct of its business.

EXCEPTIONAL EVENTS

At 31 December 2001, no exceptional events had occurred and no claims or litigation were pending or in progress that would be likely to have a material impact on the assets and liabilities, financial condition or results of BNP Paribas or the BNP Paribas Group.
The events of 11 September 2001 in the United States did not have any direct negative impact on the BNP Paribas Group. Nevertheless, these events and the reactions of the American authorities and the international community necessarily had an indirect impact on the economic environment in which the BNP Paribas Group operates.

OTHER INFORMATION

BNP PARIBAS EXECUTIVE COMMITTEE

The Executive Committee is responsible for all decisions related to the Group's business. The main Group's operating core businesses and Group functions are represented on the Committee.

Michel PÉBEREAU, Chairman and Chief Executive Officer
Baudouin PROT, Director and Chief Operating Officer
Dominique HOENN, Chief Operating Officer
Georges CHODRON de COURCEL, Corporate and Investment Banking
Philippe BLAVIER, Corporate and Investment Banking
Jean CLAMON, Retail Financial Services
Hervé GOUËZEL, Group Information Systems
Bernard LEMÉE, Group Human Resources
Vivien LÉVY-GARBOUA, Asset Management, Private Banking, Insurance, Securities Services and Real Estate
Alain MOYNOT, Retail Banking in France
Amaury-Daniel de SÈZE, BNP Paribas Capital
Laurent TRÉCA, Corporate Development, Executive Committee Spokesman.
Also attend meetings of the Committee:
Michel FRANÇOIS-PONCET, Vice Chairman of the BNP Paribas Board of Directors,
Jacques de LAROSIÈRE, Advisor to the Chairman
Philippe BORDENAVE, Group Finance
Michel CLAIR, Merger Project and Facilities Manager

COMBINED ANNUAL AND EXTRAORDINARY GENERAL MEETING OF 31 MAY 2002

ANNUAL MEETING

First resolution *(Approval of the balance sheet of the Group at 31 December 2001 and the profit and loss account for the year ended at that date)*
The Annual Meeting, having reviewed the reports of the Board of Directors and the Auditors on the consolidated financial statements for the year ended 31 December 2001, approves the balance sheet of the Group at 31 December 2001 and the profit and loss account for the year then ended.

Second resolution *(Approval of the balance sheet of the Bank at 31 December 2001 and the profit and loss account for the year ended at that date)*
The Annual Meeting, having reviewed the reports of the Board of Directors and the Auditors on the financial statements for the year ended 31 December 2001, approves the balance sheet of the Bank at 31 December 2001 and the profit and loss account for the year then ended. The Annual Meeting notes that net income for the year amounted to EUR 3,925,144,187.66.

Third resolution *(Appropriation of 2001 net income and dividend)*
The Annual Meeting resolves in accordance with Article 18 of the Articles of Association, to appropriate net income as follows:

	in euros
Net income for the year	3,925,144,187.66
Retained earnings brought forward from prior years	2,538,834,344.91
Total to be appropriated	6,463,978,532.57
To the special long-term capital gains reserve	723,997,406.00
To dividends	1,063,947,592.80
To unappropriated retained earnings	4,676,033,533.77
Total	6,463,978,532.57

The total dividend of EUR 1,063,947,592.80 to be paid to BNP Paribas SA shareholders corresponds to a dividend of EUR 1.20 per share with a par value of EUR 2. The total amount paid to individual shareholders and corporate shareholders qualifying for the affiliation privilege will be EUR 1.80, including the EUR 0.60 *avoir fiscal* tax credit corresponding to tax already paid to the Treasury. Full powers are given to the Board of Directors to credit dividends payable on shares held in treasury stock to unappropriated retained earnings.
The 2001 dividend will be payable as from 11 July 2002, in cash.
As required under Section 47 of the Act of 12 July 1995 (Act 65-566), the Board of Directors informs the Annual Meeting that dividends paid for the last three years were as follows (in euros):

	Par value of shares	Number of shares	Total dividend	Dividends	"Avoir fiscal" tax credit[1]	Total payout
1998	4.00	218,488,800	327,733,200.00	1.50	0.750	2.250
1999	4.00	450,129,494	787,726,614.50	1.75	0.875	2.625
2000	4.00	448,206,055	1,008,463,623.75	2.25	1.125	3.375

(1) Corresponding to tax already paid to the Treasury

The Annual Meeting authorises the Board of Directors to deduct from unappropriated retained earnings the amounts necessary to pay the above dividend on shares issued on exercise of stock options prior to the ex-dividend date.

Fourth resolution *(Approval of transactions and agreements between the Bank and its directors and officers or between the Bank and other companies with common directors, governed by Sections L. 225-38 to 225-43 of the Commercial Code)*
The Annual Meeting notes the terms of the Auditors' special report on transactions and agreements governed by Sections L. 225-38 to 225-43 of the Commercial Code and approves the transactions and agreements referred to therein.

Fifth resolution *(Issuance of bonds and equivalents and other debt securities)*
The Annual Meeting authorises the Board of Directors to issue, in France and abroad, any and all types of debt securities, including subordinated notes, equity notes and perpetual bonds but excluding money market securities as defined in Sections L. 213-1 et seq. of the Monetary and Financial Code, denominated in euro, in foreign currency or in any monetary unit determined by reference to a basket of currencies. The securities may be issued on one or several occasions, at the Board's discretion, provided that the aggregate face value of the issues does not exceed EUR 20 billion or the equivalent in foreign currency or monetary units. The securities may be secured by mortgage or other collateral or be unsecured. The Board shall have full powers to determine the type of securities to be issued, the amounts and timing of the issues, the interest rate and other terms and conditions of issue and repayment.

The Annual Meeting gives full powers to the Board of Directors and, by delegation, to the Chairman or one of the Directors, to carry out the above issues, to determine the terms and conditions thereof and the characteristics of the securities. Any bonds or equivalents issued under this authorisation may pay interest at a fixed or variable rate and may be redeemable at par or at a fixed or variable premium, in which case the premium will be in addition to the ceiling specified above. Issues in foreign currencies will be converted into euro on the basis of the exchange rate prevailing on the date of issue for the purpose of determining whether they fall within the above ceiling.

In accordance with the law, this authorisation is given for a period of twenty-six months from the date of this Annual Meeting.

This authorisation cancels and replaces the unused portion of any earlier authorisations to issue debt securities.

Sixth resolution *(Share buybacks)*
The Annual Meeting, having reviewed the report of the Board of Directors and the information memorandum approved by the *Commission des Opérations de Bourse,* resolves, in accordance with Section L. 225-209 of the Commercial Code, to authorise the Board of Directors to buy back up to 88,662,299 BNP Paribas S.A. shares, representing 10% of the issued capital of the Bank as of the date of this Meeting.

The shares may be acquired in order to stabilise the share price, or to take advantage of market opportunities, or for allocation on exercise of stock options, or for allocation or sale to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans, or in connection with stock option plans set up in favour of officers and key employees of the Bank, or in order to be held in treasury stock, or for the purpose of being sold or exchanged or otherwise transferred on a regulated market or over-the-counter, or for the purpose of being cancelled at a later date, on a basis to be determined by the shareholders in Extraordinary Meeting, or in connection with the management of the Bank's assets and liabilities and its financial position.

The shares may be purchased, sold or transferred at any time and by any appropriate method, including in the form of block sales or by means of derivative instruments traded on a regulated market or over-the-counter.

The price at which shares may be acquired under this authorisation may not exceed EUR 80 per share, representing a maximum purchase price of EUR 7,092,983,920 if the authorisation is used in full. The shares may not be sold at a price of less than EUR 40 per share.

These maximum and minimum prices may be adjusted following any transactions that have the effect of altering the Bank's issued capital.

The Annual Meeting gives full powers to the Board of Directors and, by delegation, to any person duly authorised by the Board, to place any and all buy and sell orders, enter into any and all agreements, carry out any and all formalities and take any and all other action required to use this authorisation.

This authorisation is given for a period of eighteen months. The Board of Directors will be required to report to shareholders at each Annual Meeting on the share buybacks, transfers, sales and cancellations carried out under this authorisation.

This authorisation cancels and replaces the unused portion of any earlier authorisations to carry out share buybacks.

EXTRAORDINARY MEETING

Seventh resolution *(Issuance of shares and share equivalents with pre-emptive subscription rights)*
The Extraordinary Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, resolves, in accordance with paragraph 3 of Section L. 225-129 III of the Commercial Code:

- to give the necessary powers to the Board of Directors to issue shares and share equivalents in France and abroad on one or several occasions, including debt securities and share equivalents issued in application of Section L. 228-93 of the Commercial Code. The amounts and timing of such issues shall be decided by the Board at its discretion, subject to the limits specified herein;
- that the maximum aggregate par value of the shares issued under this authorisation, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed EUR 1 billion. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents;
- that the maximum aggregate face value of debt securities issued under this authorisation may not exceed EUR 10 billion or the equivalent of this amount in the case of securities denominated in foreign currency or a monetary unit determined by reference to a basket of currencies;
- that shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorisation, as provided for by law, pro rata to their existing holdings. The Board of Directors may also give shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive right shall also be exercisable pro rata to the existing interest in the Bank's capital of the shareholders concerned;

If the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Board of Directors may take one or other of the following courses of action, in the order of its choice:
• limit the amount of the issue to the subscriptions received, provided that at least three-quarters of the issue is taken up;
• freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;
• offer all or some of the unsubscribed shares or share equivalents for subscription by the public;

- that in accordance with Section L. 228-95 of the Commercial Code, share warrants may be offered for subscription as provided for above or allocated to existing shareholders without consideration;
- having noted that the above authorisation implicitly requires the waiver by shareholders of their pre-emptive right to subscribe for shares to be issued on conversion, redemption, exchange or exercise of any share equivalents issued under this authorisation, resolves:

to cancel shareholders' pre-emptive rights to subscribe for shares to be issued on conversion, redemption, exchange or exercise of said share equivalents;
that the amount received by the Bank in respect of each of the shares issued under this authorisation, either directly or on conversion, redemption, exchange or exercise of share equivalents may not represent less than their par value. In the case of shares issued on exercise of warrants issued on a stand-alone basis, the amount received by the Bank shall be considered to include the issue price of the warrants;
to give full powers to the Board of Directors and, by delegation, to the Chairman, to use the above authorisation, subject to compliance with the law, and to determine the timing and conditions of the issues, the form and charac-

teristics of the securities to be issued, the issue price and other conditions, the amount of each issue, the date from which the securities will carry dividend or interest rights, which may be set retroactively, the method by which the shares or share equivalents are to be paid up and, if appropriate, the conditions under which they may be bought back on the stock market. The Board of Directors may also decide to suspend the right to exercise the rights attached to the share equivalents, for a period not to exceed three months. The Board shall also have full powers to determine the method to be used to ensure that the rights of existing holders of shares and share equivalents are protected, in accordance with the applicable laws and regulations. The Board of Directors or the Chairman may charge the securities issuance costs and any other amounts against the related premium and take all necessary or useful measures, enter into any and all agreements, place on record any capital increases resulting from primary or secondary issues of shares carried out under this authorisation and amend the Articles of Association accordingly;
- in the case of issuance of debt securities, the Board of Directors and, by delegation, the Chairman, will have full powers to determine the securities' ranking for repayment purposes, to fix the interest rate, the life of the securities, the redemption price – which may be fixed or variable and may or may not include a premium – the terms and conditions of repayment, depending on conditions in the financial markets and the conditions of conversion, redemption, exchange or exercise of the securities for shares;
- that this authorisation cancels and replaces all earlier authorisations to issue shares and share equivalents with pre-emptive subscription rights.

This authorisation is given for twenty-six months as provided for in the third paragraph of Section L. 225-129-III of the Commercial Code.

Eighth resolution *(Issuance of shares and share equivalents without pre-emptive subscription rights)*
The Extraordinary Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, resolves, in accordance with paragraph 3 of Section L. 225-129 III of the Commercial Code:
- to give the necessary powers to the Board of Directors to issue shares and share equivalents in France and abroad on one or several occasions, including debt securities and share equivalents issued in application of Section L. 228-93 of the Commercial Code. The amounts and timing of such issues shall be decided by the Board at its discretion, subject to the limits specified herein;
- that the maximum aggregate par value of the shares issued under this authorisation, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed EUR 1 billion. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents;
- that the maximum aggregate face value of debt securities issued under this authorisation may not exceed EUR 10 billion or the equivalent of this amount in the case of securities denominated in foreign currency or a monetary unit determined by reference to a basket of currencies;
- to waive shareholders' pre-emptive rights to subscribe for the shares or share equivalents to be issued under this authorisation. The Board of Directors may, however, offer shareholders a priority right to subscribe for all or part of the issue, within a period and on terms to be decided by the Board. Said priority right shall be non-transferable but shareholders may, at the Board's discretion, be offered a secondary priority right to subscribe for any shares or share equivalents not taken up by other shareholders;
- that if the entire issue is not taken up by shareholders and the public, the Board of Directors may limit the amount of the issue to the subscriptions received, provided that at least three-quarters of the issue has been subscribed;

having noted that the above authorisation implicitly requires the waiver by shareholders, of their pre-emptive right to subscribe for shares to be issued on conversion, redemption, exchange or exercise of any share equivalents issued under this authorisation, resolves:

to cancel shareholders' pre-emptive rights to subscribe for shares to be issued on conversion, redemption, exchange or exercise of said share equivalents;

that the amount received by the Bank in respect of each of the shares issued under this authorisation, either directly or on conversion, redemption, exchange or exercise of share equivalents may not represent less than the minimum amount provided for by law. In the case of shares issued on exercise of warrants issued on a stand-alone basis, the amount received by the Bank shall be considered to include the issue price of the warrants;

to give full powers to the Board of Directors and by delegation, to the Chairman, to use the above authorisation, subject to compliance with the law, and to determine the timing and conditions of the issues, the form and characteristics of the securities to be issued, the issue price and other conditions, the amount of each issue, the date from which the securities will carry dividend or interest rights, which may be set retroactively, the method by which the shares or share equivalents are to be paid up and, if appropriate, the conditions under which they may be bought back on the stock market. The Board of Directors may also decide to suspend the right to exercise the rights attached to the share equivalents, for a period not to exceed three months. The Board shall also have full powers to determine the method to be used to ensure that the rights of existing holders of shares and share equivalents are protected, in accordance with the applicable laws and regulations. The Board of Directors or the Chairman may charge the securities issuance costs and any other amounts against the related premium and take all necessary or useful measures, enter into any and all agreements, place on record any capital increases resulting from primary or secondary issues of shares carried out under this authorisation and amend the Articles of Association accordingly;

- in the case of issuance of shares or share equivalents in payment for securities tendered under a public exchange offer made by the Bank, the Board of Directors shall have full powers to determine the exchange parity and any balance to be paid in cash; to place on record the number of securities tendered for exchange and the number of shares or share equivalents to be issued in payment therefor; to determine the dates and conditions of issue, including the price and the date from which new shares or share equivalents will carry dividend or interest rights; to credit the difference between the issue price of the new shares and their par value to additional paid-in capital, to which all shareholders shall have equivalent rights, and, if appropriate, to charge all costs and expenses incurred in connection with the authorised issue against additional paid-in capital.
- in the case of issuance of debt securities, the Board of Directors and, by delegation, the Chairman, will have full powers to determine the securities' ranking for repayment purposes, to fix the interest rate, the life of the securities, the redemption price – which may be fixed or variable and may or may not include a premium – the terms and conditions of repayment, depending on conditions in the financial markets and the conditions of conversion, redemption, exchange or exercise of the securities for shares;
- that this authorisation cancels and replaces all earlier authorisations to issue shares and share equivalents without pre-emptive subscription rights.

This authorisation is given for twenty-six months as provided for in the third paragraph of Section L. 225-129-III of the Commercial Code.

The Extraordinary Meeting hereby confirms that the authorisation given to the Board of Directors by the seventh resolution of the Extraordinary Meeting of 15 May 2001, to issue shares for subscription by participants in the Corporate Savings Plan without pre-emptive subscription rights for existing shareholders, in accordance with Section L. 443-5 of the Labour Code, only partly used, remains in effect under the conditions set out in the above-mentioned seventh resolution, and may be used to implement the present resolution.

Ninth resolution *(Issuance of shares to be paid up by capitalising income, retained earnings or additional paid-in capital)*
The Extraordinary Meeting, having reviewed the report of the Board of Directors, gives the Board of Directors full powers to increase the Bank's capital on one or several occasions, by an aggregate amount of EUR 1 billion by issuing bonus shares and/or raising the par value of existing shares, to be paid up by capitalising income, retained earnings or additional paid-in capital.
Any rights to fractions of shares shall be non-transferable and the corresponding shares will be sold and the pro-

ceeds allocated among the holders of rights to fractions of shares within thirty days of the date on which the whole number of shares to which they are entitled are recorded in their share account.

The Extraordinary Meeting gives full powers to the Board of Directors and, by delegation, to the Chairman, subject to compliance with the law, to determine the dates and conditions of issuance of bonus shares, as well as the amounts of such issues, and to take all necessary measures to complete the issues, to carry out any and all formalities to effect the related capital increase or increases and to amend the Articles of Association accordingly.

This authorisation cancels and replaces the unused portion of any earlier authorisations to issue bonus shares or increase the par value of existing shares.

This authorisation is given for twenty-six months as provided for in the third paragraph of Section L. 225-129-III of the Commercial Code.

Tenth resolution *(Issuance of shares while the Bank is the target of a take-over bid, provided that the issue is approved in principle by the Board prior to the bid being filed)*
The Extraordinary Meeting resolves, in accordance with the provisions of Section L. 255-129-IV of the Commercial Code, that the authorisations to issue shares and share equivalents given to the Board of Directors in the three resolutions set out above may not be used while a public tender or exchange offer for the Bank's shares is in progress, unless the issue was approved in principle by the Board of Directors prior to the offer being filed.

This authorisation is given for a period of one year, expiring at the Annual Meeting to be called to approve the 2002 financial statements.

Eleventh resolution *(Authorisation to be given to the Board to cancel shares and reduce the capital)*
The Extraordinary Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, authorises the Board of Directors to cancel shares acquired under the authorisation given in the sixth resolution of this Meeting – provided that the number of shares cancelled during any period of 24 months does not exceed 10% of the Bank's issued capital – and to reduce the capital accordingly and to debit any difference between the price paid for the cancelled shares and their par value against additional paid-in capital or revenue reserves.

The Extraordinary Meeting gives full powers to the Board of Directors and, by delegation, to the Chairman, to amend the Articles of Association to reflect the new capital, to carry out any and all formalities and to take all other action required in connection with the use of this authorisation. This authorisation is given for a period of eighteen months.

This authorisation cancels and replaces the unused portion of any earlier authorisations to reduce the capital.

Twelfth resolution *(Approval of the transfer of the Singapore Private Banking business from BNP Paribas to BNP Paribas Private Bank)*
The Extraordinary Meeting, having reviewed the report of the Board of Directors and the Demerger Auditors' report, approves the transfer agreement with BNP Paribas Private Bank and all the terms and conditions thereof, providing for the transfer to BNP Paribas Private Bank, in the form of an *apport partiel d'actif* qualifying for tax treatment according to the rules applicable to demergers, of all the assets, rights and obligations of the BNP Paribas Private Banking business in Singapore, representing assets of EUR 2,897,845,000 and liabilities of EUR 2,856,265,000. The completion date of the transfer is deferred to 1 July 2002. Under the terms of the transfer agreement, BNP Paribas is not jointly and severally liable for the settlement of the debts transferred to BNP Paribas Private Bank.

The Extraordinary Meeting notes that BNP Paribas Private Bank will issue 2,475,000 new shares with a par value of EUR 6, credited as fully paid, to BNP Paribas in payment for the transferred assets and liabilities, and that the related premium amounts to EUR 26,730,000.

The Extraordinary Meeting notes that the transfer will not be finally effective until the close of the Extraordinary General Meeting of BNP Paribas Private Bank's shareholders called to approve the transaction and until all the conditions precedent have been fulfilled.

The Extraordinary Meeting gives full powers to the Board of Directors and, by delegation, to the Chairman, to place on record the fulfilment of the conditions precedent contained in the transfer agreement.

Thirteenth resolution *(Amendment of the Articles of Association to reduce the maximum number of directors)*
The Extraordinary Meeting, having heard the report of the Board of Directors, resolves, in accordance with Section L. 225-17 of the Commercial Code (as amended by Act 2001-420 of 15 May 2001), to amend article 7, 1/, paragraph 1 of the Articles of Association concerning the maximum number of members of the Board of Directors as follows:

"The Board shall have a minimum of nine and a maximum of eighteen members. Directors elected by the employees shall not be included in these ceilings".

Fourteenth resolution *(Amendment of the Articles of Association to remove the minimum shareholding requirement for attending Ordinary Shareholders' Meetings)*
Having heard the report of the Board of Directors and further to the repeal of Section L. 225-112 of the Commercial Code by Act 2001-420 of 15 May 2001, the Extraordinary General Meeting resolves to delete paragraph 10 of article 15 of the Articles of Association requiring shareholders to own at least ten shares to be entitled to attend Ordinary Shareholders' Meetings and the authorising shareholders to act in concert to attain this minimum.

The following five resolutions relating to the Bank's management bodies are required to align the Bank's Articles of Association with the provisions of the "NRE" Act (Act 2001-420 of 15 May 2001 introducing new economic regulations) and are inseparable. The fifteenth and sixteenth resolutions describe the powers of the Board of Directors and the position of Chairman of the Board. The seventeenth resolution authorises the Board of Directors to decide to either combine or segregate the functions of Chairman and Chief Executive Officer and the eighteenth and nineteenth resolutions define the positions of Chief Executive Officer and Chief Operating Officer.

Fifteenth resolution *(Amendment of the Articles of Association relating to the powers of the Board of Directors)*
The Extraordinary Meeting, having heard the report of the Board of Directors, resolves, in accordance with the new provisions of Act 2001-420 of 15 May 2001, to replace paragraphs 1, 2 and 3 of the former article 12 of Chapter IV of the Articles of Association, with two new paragraphs concerning the powers of the Board of Directors as follows:

"The Board of Directors shall determine and monitor the implementation of the overall business strategy of BNP Paribas, examine any and all matters related to the efficient operation of the business and make decisions about any and all issues concerning BNP Paribas, within the limits of the corporate purpose and except for those matters which, by law, can only be decided on by the shareholders in general meeting. The Board of Directors shall be provided with all necessary information to accomplish its tasks and may receive any documents which it thinks fit.

The decisions of the Board of Directors shall be carried out either by the Chairman, the Chief Executive Officer, the Chief Operating Officer(s) or any person specifically appointed by the Board for that purpose".

Sixteenth resolution *(Amendment of the Articles of Association relating to the position of Chairman of the Board of Directors)*
The Extraordinary Meeting, having heard the report of the Board of Directors, resolves, in accordance with the new provisions of Act 2001-420 of 15 May 2001, to replace the former article 13 of Chapter IV of the Articles of Association, with a new article concerning the position of Chairman of the Board of Directors, as follows:

"The Chairman of the Board of Directors shall represent the Board. He or she shall organise and direct the work of the Board and report to the shareholders thereon. The Chairman shall also ensure that the Company's corporate governance structures function effectively and, in particular, that the directors are in a position to fulfil their responsibilities.

The remuneration paid to the Chairman shall be decided by the Board of Directors".

Seventeenth resolution *(Amendment of the Articles of Association authorising the Board of Directors to decide to either combine or segregate the functions of Chairman of the Board and Chief Executive Officer)*

The Extraordinary Meeting, having heard the report of the Board of Directors, resolves, in accordance with the new provisions of Act 2001-420 of 15 May 2001, to insert a new article 14 of Chapter IV of the Articles of Association, concerning the organisation of the Bank's management:

"The Bank shall be managed either by the Chairman of the Board of Directors or by another individual appointed by the Board, who shall have the title of Chief Executive Officer *(Directeur Général)*, under the responsibility of the Chairman.

Shareholders and third parties shall be informed of this decision in accordance with applicable regulations.

The decision to combine or segregate the functions of Chairman of the Board and Chief Executive Officer and the period for which such decision shall apply shall be made at the first meeting of the Board of Directors following the adoption of these Articles of Association.

The Board of Directors may decide to limit the period during which said decision shall apply.

If the Board decides to combine the functions of Chairman of the Board and Chief Executive Officer, the provisions of these Articles of Association relating to the Chief Executive Officer shall also be applicable to the Chairman".

Eighteenth resolution *(Amendment of the Articles of Association relating to the position of Chief Executive Officer)*

The Extraordinary Meeting, having heard the report of the Board of Directors, resolves, in accordance with the new provisions of Act 2001-420 of 15 May 2001, to insert a new article 15 of Chapter IV of the Articles of Association, relating to the position of Chief Executive Officer:

"The Chief Executive Officer shall have the widest powers to act in all circumstances in the name and on behalf of BNP Paribas, within the limits of the corporate purpose and except for those matters which, by law, can only be decided on by the shareholders in general meeting.

He or she shall represent BNP Paribas in its dealings with third parties. BNP Paribas shall be bound by the actions of the Chief Executive Officer even if said actions are beyond the scope of the corporate purpose, unless the Bank can prove that a third party knew that the action concerned was beyond the scope of the corporate purpose or had constructive knowledge thereof in view of the circumstances. The publication of the Articles of Association may not be relied upon alone to constitute evidence of such knowledge.

The Board of Directors may limit the powers of the Chief Executive Officer, but said limits shall not be valid against claims by third parties.

The Chief Executive Officer may temporarily or permanently delegate certain powers to other persons, either with or without the authority to sub-delegate.

The Board of Directors shall set the remuneration of the Chief Executive Officer.

The Chief Executive Officer may be removed from office by the Board of Directors at any time. Compensation may be payable to the Chief Executive Officer if he or she is unfairly removed from office, except where the Chief Executive Officer is also the Chairman of the Board of Directors.

Where the Chief Executive Officer is a director, his or her term of office as Chief Executive Officer may not exceed that as director.

The Chief Executive Officer will be required to retire from office at the latest at the close of the Annual General Meeting held to approve the accounts of the year in which he or she reaches his sixty-fifth birthday".

Nineteenth resolution *(Amendment of the Articles of Association relating to the position of Chief Operating Officer)*

The Extraordinary Meeting, having heard the report of the Board of Directors, resolves, in accordance with the new provisions of Act 2001-420 of 15 May 2001, to insert a new article 16 of Chapter IV of the Articles of Association, relating to the position of Chief Operating Officer:

"Where recommended by the Chief Executive Officer, the Board of Directors may appoint, in accordance with the law, one or more persons as Chief Operating Officer(s) to assist the Chief Executive Officer.

The Chief Executive Officer and the Board shall determine the scope and duration of the powers granted to the Chief Operating Officers, except that the Chief Operating Officers shall have the same powers as the Chief Executive Officer vis-à-vis third parties.

If the Chief Executive Officer stands down or is no longer able to carry out his functions, unless the Board of Directors decides otherwise, the Chief Operating Officers shall retain their positions and responsibilities until a new Chief Executive Officer is appointed.
The remuneration of the Chief Operating Officers shall be set by the Board of Directors, based on a recommendation by the Chief Executive Officer.
The Chief Operating Officers may be removed from office at any time by the Board of Directors, based on a recommendation by the Chief Executive Officer. If a Chief Operating Officer is unfairly removed, he or she may claim compensation for loss of office.

Where a Chief Operating Officer is a director, his or her term of office as Chief Operating Officer may not exceed that as director.

Chief Operating Officers will be required to retire from office at the latest at the close of the Annual General Meeting held to approve the accounts of the year in which they reach their sixty-fifth birthday".

The Extraordinary Meeting therefore also resolves to amend the title of Chapter IV of the Articles of Association "Roles and responsibilities of the Board of Directors, Chairman, Chief Executive Officer and Non-voting Directors", as well as the numbering of the Articles of Association and the references thereto.

Twentieth resolution *(Powers to carry out formalities)*
The General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal or administrative formalities and to make all filings and publish all notices required by the applicable laws.

GLOSSARY

Accretion — Reverse of dilution. Accretion is where a corporate action (share buyback or issue of shares in a smaller proportion than the increase in income following a merger or public tender offer, for example) leads to an increase in earnings per share.

ADR: American Depositary Receipt — Negotiable certificates representing one or several shares. Their face value is stated in dollars and interest is also payable in dollars. ADRs allow American investors to buy shares in foreign-based companies that are not quoted on an American Stock Exchange.

Attribution right — Right to receive bonus shares issued in connection with a capital increase paid up by capitalising retained earnings. Attribution rights are quoted.

Avoir fiscal — Dividend tax credit available to individual shareholders resident in France on the dividends distributed by French companies. The purpose of the tax credit is to avoid double taxation of distributed earnings, in the hands of the company and the shareholder. The *avoir fiscal* granted to individual shareholders resident in France is equal to one half of the net dividend. It is deductible from personal income tax. If the *avoir fiscal* cannot be set off against taxable income it is refunded by the French Treasury.

RBF — Retail Banking in France (also referred to as Domestic Retail Banking) part of the BNP Paribas Group's core business Retail Banking.

IRB — International Retail Banking, part of the BNP Paribas Group's core business Retail Banking.

CIB — Corporate and Investment Banking, one of the BNP Paribas Group's core businesses.

Bond/debenture — Debt security whereby the issuer undertakes to pay the lender a fixed capital sum at a specific future date, plus twice-yearly or annual interest payments. Interest payments – generally at fixed rates – may vary over the life of the bond. Debentures are unsecured bonds.

PBAM — Private Banking, Asset Management, one of the BNP Paribas Group's core businesses.

Capital — Amount of cash or assets contributed by shareholders, plus any profits, retained earnings or premiums transferred to the capital account. The capital may be increased or reduced during the life of the company.

Capital increase — A method of increasing a company's shareholders' equity. The capital may be increased by issuing new shares for cash or in exchange for assets, such as shares in another company. Alternatively, it may be increased by capitalising additional paid-in capital, retained earnings or profits and either raising the par value of existing shares or issuing new shares without consideration. Existing shareholders may have a pre-emptive right to subscribe for the new shares or this right may be cancelled. A capital increase may be carried out to give new investors an opportunity to become shareholders. All capital increases must be authorised in advance by the shareholders, in an Extraordinary General Meeting.

CMF (Conseil des Marchés Financiers)

French organisation responsible for regulating the stock market and other financial markets. The CMF establishes the rules governing the operation of the market and the code of ethics to be adhered to by market operators. It also initiates disciplinary measures against market operators that breach its regulations or the other securities laws and regulations.

COB (Commission des Opérations de Bourse)

French securities exchange commission established in 1967. The COB is responsible for ensuring that funds invested in listed securities are adequately protected, overseeing all financial markets in France and proposing measures to improve market efficiency.

Comité Consultatif des Actionnaires

Shareholder Consultation Committee. A group of individual shareholders selected to advise the company on its communications targeted at individual shareholders. The BNP Paribas Comité Consultatif des Actionnaires was set up in the first half of 2000, at the time of the merger.

Consolidated net income Net income of the Group after deducting the portion of the profits of subsidiaries attributable to minority shareholders.

Convertible bond Bond convertible into the issuer's shares on terms set at the time of issue.

Corporate governance Series of principles and recommendations to be followed by the management of listed companies.

Coupon The coupon represents the right of the holder of a security to collect an amount corresponding to the revenue distributed on the security for a given year.

Custody fee Fee received by a bank or broker to hold and service securities recorded in a securities account. Custody fees are payable annually in advance. They are not refunded if the securities are sold during the year, but no fees are payable on securities deposited during the year until the beginning of the next year.

CVR (Contingent Value Rights Certificate)

Financial instrument generally issued in connection with the acquisition of a listed company, guaranteeing the value of the underlying security at a pre-determined date. The CVR entitles the shareholder of the target to receive an amount equal to the positive difference between the offer price and a "reference" price.

Derivatives Contract whose value is based on the performance of an underlying financial asset, index or other investment, used to hedge or profit from future changes in the value of the underlying.

Dilution Impact on the rights attached to a share of the issue of securities (in connection with a capital increase, a merger, a stock-for-stock tender offer or the exercise of rights), assuming that there is no change in the total income of the issuer.

Dividend Portion of net profit that the Annual General Meeting decides to distribute to shareholders. The amount of the dividend is recommended by the Board of Directors. It represents the revenue on the share and the amount can vary from one year to the next depending on the company's results and policy.

EONIA Euro OverNight Index Average

EUREX Frankfurt-based derivatives market

EURIBOR (EURopean InterBank Offered Rate)
The most commonly used money market rate in the euro zone.

Euronext SA Company that operates the Paris, Brussels and Amsterdam stock exchanges. Euronext SA establishes market rules, decides to accept or reject listing applications and manages all trading technologies.

Ex-dividend Shares quoted as ex-dividend do not entitle the buyer to the dividend for the previous year. When a share goes ex-dividend, the price falls by the amount of the dividend.

FCP (Fonds Commun de Placement)
Fund invested in stocks, bonds and/or money market securities. An FCP is similar to a SICAV, but is not a separate legal entity. FCPs are generally smaller than SICAVs and are easier to manage. They are subject to less restrictive regulations and can be more specialised.

Gain/loss on securities Positive/negative difference between the sale price of a security and the purchase price.

Hedge funds Funds that take both long and short positions, use leverage and derivatives and invest in many markets.

IFU: Imprimé Fiscal Unique
French tax return issued by a bank or broker, listing all the securities transactions carried out on behalf of the taxpayer and all the coupon payments made to the tax payer.

Institutional investor Financial institution which, by definition or by virtue of its articles of association, is required to hold a certain proportion of its assets in stocks and shares. Examples include insurance companies and pension funds.

LBO Leveraged Buy Out. Company acquisition financed primarily by debt. In practice, a holding company is set up to take on the debt used to finance the acquisition of the target. The interest payments due by the holding company are covered by ordinary or exceptional dividends received from the acquired target.

LIFFE London International Financial Futures and options Exchange.

Liquidity Ratio between the volume of shares traded and the total number of shares in issue.

LME London Metal Exchange.

M&A — Mergers & Acquisitions.

Market capitalisation — Value attributed to a company by the stock market. Market capitalisation corresponds to the share price multiplied by the number of shares outstanding.

Market-maker/Market-Making Contract

Market-makers commit to maintaining firm bid and offer prices in a given security by standing ready to buy round lots at publicly-quoted prices. Market-making contracts generally concern mid-cap stocks and are intended to enhance the stocks' liquidity. In France, market-making contracts ("contrats d'animation") are entered into between Euronext, the issuer and a securities dealer.

MONEP (Marché d'Options Négociables de Paris)

Paris traded options market, including CAC 40 index options and equity options.

OAT (Obligation Assimilable du Trésor)

French government bonds.

OCEANE (Obligation Convertible En Actions Nouvelles ou Existantes)

Bond convertible for new shares or exchangeable for existing shares of the issuer.

OPA (Offre Publique d'Achat)

French acronym for a public tender offer for shares, payable in cash.

OPE (Offre Publique d'Echange)

French acronym for a public tender offer for shares, payable in securities.

OPF (Offre à Prix Fixe) — French acronym for a public offering of securities at a set price.

OPR (Offre Publique de Retrait)

French acronym for a compulsory buyout offer (final stage in a squeeze-out).

OPRA (Offre Publique de Rachat d'Actions)

French acronym for an offer to buy out the minority shareholders of a company that is already largely controlled (first stage in a squeeze-out).

Option — Contract giving the buyer the right (but not the obligation), to purchase or sell a security at a future date, at a price fixed when the option is written (exercise price), in exchange for a premium paid when the option is purchased. Options to purchase a security are known as calls and options to sell a security are known as puts.

OPV (Offre Publique de Vente)

French acronym for a public offering of securities at a set price.

ORA (Obligation Remboursable en Actions)

French acronym for equity notes, representing bonds redeemable for shares.

P/E — Price/Earnings ratio. Ratio between the share price and earnings per share. The P/E serves to determine the multiple of earnings per share represented by the share price.

Par value The par value of a share is the portion of capital represented by the share.

PEA (Plan d'Epargne en Actions)

French name for personal equity plans. Savings products designed to promote private share ownership, invested in shares of companies that have their headquarters in a European Union country or in units in qualifying unit trusts. Revenues and capital gains are exempt from personal income tax and capital gains tax provided that the savings are left in the plan for at least five years. Investments in PEAs are capped at EUR 120,000 per individual.

PEE (Plan d'Epargne Entreprise)

French name for employee share ownership plans. Payments into the plan and reinvested interest are exempt from personal income tax provided that they are left in the plan for at least five years (with early withdrawal allowed in certain specific cases). Surrender gains are also exempt from personal income tax.

Pre-emptive subscription rights

When a company issues shares for cash, each shareholder has a pre-emptive right to subscribe for a number of new shares pro rata to the number of shares already held. The right can be traded on the stock market. Companies can ask the General Meeting to cancel shareholders' pre-emptive subscription rights to facilitate certain operations or allow the company to open up its capital to new investors.

Preference shares Preference shares are shares that pay dividends at a specified rate and have a preference over ordinary shares in the payment of dividends and the liquidation of assets. They do not carry voting rights.

Price guarantee When a company acquires control of a listed target, it is required to offer the target's minority shareholders the opportunity to sell their shares at the same price as that received by the sellers of the controlling interest. The offer must remain open for at least fifteen trading days.

Primary market Market where newly-issued securities are bought and sold

Public tender offer Offer to buy shares of a company, usually at a premium above the shares' market price, for cash or securities or a combination of both. Where only a small proportion of the company's shares are traded on the market and the offer is followed by a compulsory buyout, the process is known as a "squeeze-out".

Quorum General Meetings can take place only if there is a quorum. For Ordinary General Meetings, on first call there is a quorum if the shareholders present and represented hold at least 1/4 of the voting rights. There is no quorum requirement on second call. For Extraordinary General Meetings, the quorum corresponds to 1/3 of the voting rights on first call and 1/4 on second call. For combined meetings, the quorum requirements depend on whether the resolutions are "ordinary" or "extraordinary".

Quotation The quotation determines the price of a security on the market at a given point in time. Prices are generally quoted on a continuous basis throughout the day (from 9:00 a.m. to 5:30 p.m.), providing a real-time indication of the prices at which the security concerned is changing hands. Continuous quotation allows market players to closely track market trends. Quotations for securities with a low trading volume are made once a day.

Rating/rating agencies A rating represents an assessment of the default risk on debt securities. The rating awarded to an issuer has a direct impact on the issuer's borrowing costs. Changes in ratings also have a significant impact on the issuer's share price. The main rating agencies are Standard & Poor's, Moody's and Fitch.

Repo (repurchase agreement) Sale of assets with a firm commitment to repurchase them at a future date at a price agreed in advance.

Report On the Euronext Paris market, transaction allowing an investor to carry forward a buy or sell position from one deferred settlement date to the next.

ROE Return On Equity. Ratio between consolidated net income and consolidated shareholders' equity.

Secondary market Market where securities are bought and sold subsequent to their issue.

RFS Retail Financial Services, part of the BNP Paribas Group's core business Retail Banking.

Share A share is a transferable security representing a portion of the capital of a limited company or a partnership limited by shares. Ownership of shares is evidenced by an entry in the issuer's share register (registered shares) or in a securities account kept in the holder's name by a bank, stockbroker or other accredited intermediary (bearer shares). Shares quoted on the Stock Exchange are also referred to as "equities".

SICAV (Société d'Investissement à CApital Variable) Variable capital investment company that manages a portfolio of securities on behalf of its shareholders. Shares may be purchased or redeemed at any time. The shares are not listed but their value (corresponding to the company's net asset value per share) varies each day based on changes in the value of the securities held in the portfolio.

SICOVAM Société Interprofessionnelle pour la Compensation des Valeurs Mobilières, now renamed Euroclear France. Organisation responsible for clearing securities trades, centralising all stock maket transactions and facilitating the transfer of securities between member institutions.

SPVT (Spécialiste en Pension des Valeurs du Trésor) Primary dealer in French government bond repos.

SRD (Service de Règlement Différé)

French market where the main French and foreign equities are traded. Equities or bonds purchased with deferred settlement are purchased on credit. The buyer is required to settle the purchase price and the seller is required to deliver the securities on the next settlement date, unless one or other of the parties asks for the transaction to be carried over the to next settlement date *("report")*.

Subscription right
Right to participate in a share issue for cash.

SVT: Spécialiste des Valeurs du Trésor

Primary dealer in French government securities. Banks appointed by the French government to make markets in government securities. BNP Paribas is an SVT.

TMO (Taux Mensuel de rendement des emprunts Obligataires)

Interest rate corresponding to the monthly bond yield.

Trade Center
Specialised sales force set up by BNP Paribas to partner its corporate customers' international development. The Trade Centers offer importers and exporters a wide range of customised services based on the "one-stop-shopping" principle.

Treasury shares
Shares held by the issuer. Treasury shares are stripped of voting and dividend rights and are not taken into account in the calculation of earnings per share.

TSDI (Titre Subordonné à Durée Indéterminée)

French acronym for perpetual subordinated notes.

UCITS
Undertaking for Collective Investment in Transferable Securities. Term covering unit trusts and variable capital investment companies.

Voting right
Right of a shareholder to vote in person or by proxy at General Meetings.

Warrant
Certificate issued on a stand-alone basis or strippable from another security (share, bond) giving the holder the right to acquire securities (share, bond).

Warrants issued by financial institutions acting as market-makers give the holder the right to purchase (call warrant) or sell (put warrant) various underlyings (interest rate, index, currency, equities) at a fixed exercise price during a fixed exercise period. Although these warrants constitute options, they cannot be sold short.

Yield
Indicator of the return on an investment, expressed as a percentage. For shares, the yield corresponds to the ratio between the last dividend paid and the last share price.



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BNP PARIBAS

HEAD OFFICE
16, boulevard des Italiens - 75009 Paris (France)
Tél. : + 33 1 40 14 45 46

INTERNET
www.bnpparibas.com

Paris trade and compagnies register RCS Paris 662 042 449
French société anonyme (public limited company)
Capital : EUR 1,773,245,988

SHAREHOLDER RELATIONS
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BNP PARIBAS